Amendment No. 3 to Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on September 13, 2024
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ASCENTAGE PHARMA GROUP INTERNATIONAL
(Exact name of Registrant as specified in its charter)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
68 Xinqing Road
Suzhou Industrial Park
Suzhou, Jiangsu
China
+86-512-85557777
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Not Applicable
(Translation of Registrant’s name into English)

Ascentage Pharma Group Inc.
700 King Farm Blvd, Suite 510
Rockville, Maryland 20850
(301) 291-5658
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven V. Bernard
Megan J. Baier
Jennifer Fang
David G. Sharon
Wilson Sonsini Goodrich & Rosati
Professional Corporation
1301 Avenue of the Americas, 40th Floor
New York, New York 10019
+1 212-999-5800
Weiheng Chen Winfield Lau Wilson Sonsini Goodrich & Rosati Professional Corporation Suite 1509, 15/F Jardine House 1 Connaught Place Central Hong Kong +852 3972-4955	Xuelin Wang Yasin Keshvargar Davis Polk & Wardwell LLP 10F, The Hong Kong Club Building 3A Chater Road Hong Kong China +852 2533-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
PROSPECTUS (Subject to Completion)
Issued       , 2024
         American depositary shares
Ascentage Pharma Group International
Representing       ordinary shares

Ascentage Pharma Group International, or Ascentage Pharma, is offering           American depositary shares, or ADSs. This is our initial public offering in the United States, and no public market currently exists for the ADSs.
Our ordinary shares, par value US$0.0001 per share, have been listed on The Stock Exchange of Hong Kong Limited, or the HKEx, since October 28, 2019 under the stock code “6855”. On           , 2024, the closing sale price of our ordinary shares on the HKEx was HK$      per ordinary share, equivalent to a price of US$     per ADS, assuming an exchange rate of US$1.00 to HK$      . The initial public offering price of the ADSs will be determined through negotiations between us and the underwriters, and will be based on the trading price of our ordinary shares on the HKEx prior to the pricing of the ADSs as well as prevailing market conditions and other factors described in the “Underwriting” section beginning on page 309 of this prospectus. Each ADS represents     of our ordinary shares.
We intend to apply for the listing of the ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “AAPG.” Application will be made to the HKEx for the listing of the ordinary shares represented by the ADSs we are offering, and we expect to obtain the approval of the HKEx before the ordinary shares are issued upon the closing of the offering. The offering is contingent upon final approval of the listing of the ADSs on Nasdaq.
Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Ascentage Pharma” are to Ascentage Pharma Group International, our Cayman Islands exempted company, and references in this prospectus to “we,” “us,” “our company” and “our” are to Ascentage Pharma Group International and its subsidiaries, including Jiangsu Ascentage Pharma Co., Ltd., Shanghai Centagen Bio Co., Ltd. and Suzhou Yasheng Pharmaceutical Co., Ltd. and its subsidiaries, which we refer to collectively as our PRC subsidiaries.
Ascentage Pharma is not a Chinese operating company but rather a Cayman Islands exempted company that conducts operations in multiple countries, including the People’s Republic of China, or PRC, and the United States through its subsidiaries, including Suzhou Ascentage Pharmaceutical Co., Ltd, a limited liability company incorporated in the PRC, Guangzhou Healthquest Pharma Co., Ltd., a limited liability company incorporated in the PRC, Shenghe Inno Bio, a limited liability company incorporated in the PRC, Shanghai Centagen Bio Co., Ltd., a limited liability company incorporated in the PRC, and Ascentage Pharma Group Inc., a corporation incorporated in Delaware. Our operations in the PRC are primarily conducted through our PRC subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands exempted company and obtaining indirect ownership interests in the operating companies, including the PRC operating companies. This holding company structure involves unique risks to investors and investors may never hold equity interests in our operating companies, including the PRC operating companies. While we do not operate in an industry that is currently subject to foreign ownership limitations in the PRC, PRC regulatory authorities could decide to limit foreign ownership in our industry in the future, in which case there could be a risk that we would be unable to do business in the PRC as we are currently structured. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in the PRC, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control and the value of the ADSs you invest in may significantly decline or become worthless. While our current corporate structure is not a variable interest entity, or VIE, structure and we have no intention to rely on a VIE structure in our PRC operations, if the PRC laws and regulations were to change in the future, such changes may result in adverse changes in our operations, and the ADSs may decline significantly in value. See the section titled “Risk factors—Risks related to doing business in the PRC.”
A majority of our business and operations is conducted in the PRC through our subsidiaries and thus we are exposed to legal and operational risks associated with operations in the PRC. The PRC government has significant authority to exert influence on the ability of a company with operations in the PRC to conduct its business. The PRC government exerts significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could result in a material change in our operations or the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of our securities to significantly decline or become worthless. Recent policy statements and regulatory actions by the PRC government, such as those related to human genetic data, biopharmaceutical, cybersecurity, data privacy and cross-border data flows may adversely impact our ability to conduct our business and research and development activities, accept foreign investments, or list on a U.S. or other foreign stock exchange, which may cause our securities to be prohibited from trading or to be delisted from Nasdaq or any other U.S. stock exchange.
Furthermore, rules and regulations in China can change quickly with little advance notice. The PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant notes and supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed an indirect overseas offering by a PRC domestic company: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, its main place(s) of business are located in mainland China or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.
Taking into consideration the above-mentioned criteria, this offering is an indirect offering under the Trial Measures, and we are therefore subject to the filing requirements of the CSRC. We are required to fulfill the filing procedure with the CSRC in accordance with the Trial Measures and the completion of the filing procedure is a condition to this offering and listing. We have confidentially submitted the filing with the CSRC in accordance with the Trial Measures, which filing is currently under review by the CSRC.
Any potential action taken by the PRC government to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline, or, in extreme cases, become worthless. See the section titled “Risk factors—Risks related to doing business in the PRC.” In addition, our ability to pay dividends partially depends upon dividends paid by our PRC subsidiaries.
On December 16, 2021, the Public Company Accounting Oversight Board, or the PCAOB, issued its report notifying the U.S. Securities and Exchange Commission, or the SEC, of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor who is headquartered in mainland China. Under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, thereby amending the HFCAA (1) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (2) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023 the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB were to determine in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and if we were to continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and

Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities would be prohibited from being traded on U.S. markets and Nasdaq may determine to delist our securities. For more details, see “Risk factors—Risks related to doing business in the PRC—The PCAOB has historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections” and “Risk factors—Risks related to doing business in the PRC—If the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years, the ADSs will be delisted and our ordinary shares and ADSs will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Cash is transferred among Ascentage Pharma Group International and our subsidiaries in the following manner: (1) funds are transferred to Ascentage Pharma Group International’s subsidiaries from Ascentage Pharma Group International as needed as capital contributions or shareholder loans, as the case may be; and (2) dividends or other distributions may be paid by our subsidiaries to Ascentage Pharma Group International. Our subsidiaries generate and retain cash from operating activities and re-invest in their respective business. In the future, Ascentage Pharma Group International’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will partially depend upon dividends paid by PRC subsidiaries. Apart from cash transferred in connection with paid-in capital and shareholder loans, no cash or other assets have been transferred between Ascentage Pharma Group International and a subsidiary, no subsidiaries (including PRC subsidiaries) paid dividends or made other distributions to Ascentage Pharma Group International, and no dividends or distributions were paid or made to U.S. investors. In the future, cash proceeds raised from financing activities may be transferred by Ascentage Pharma Group International through our subsidiaries via capital contributions and shareholder loans, as the case may be, and our subsidiaries may pay dividends to their respective shareholders. Payment of dividends is subject to restrictions under the PRC law. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation—PRC regulations—PRC regulations relating to dividend distribution.” In addition, the PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and the remittance of funds out of China. Governmental regulations of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment. See “Prospectus summary—Cash flows through our organization” and our consolidated financial statements included elsewhere in this prospectus. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend policy.”
We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and under applicable SEC rules, we have elected to comply with certain reduced public company reporting and disclosure requirements. See “Prospectus summary—Implications of being an emerging growth company” and “Prospectus summary—Implications of being a foreign private issuer.”

See the section titled “Risk factors” beginning on page 24 of this prospectus for a discussion of information that should be considered before making a decision to purchase the ADSs.
Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
(1) See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional           ADSs from us at the public offering price, less underwriting discounts and commissions.
The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about       , 2024.

J.P. MorganCitigroup

Prospectus dated                 , 2024

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is true, complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.
Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.
Until           , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus summary
This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the ADSs. Before you make an investment decision, you should read the entire prospectus carefully, including the sections titled “Risk factors,” “Special note regarding forward-looking statements and industry data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
Overview
We are a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. For more than two decades, our founders and team have leveraged their deep expertise to develop our proprietary drug discovery platform to pursue particularly challenging targets and significant unmet global medical needs. Our lead assets, olverembatinib and lisaftoclax, have global potential to address the major hematological malignancies, including chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, acute lymphocytic leukemia, or ALL, myelodysplastic syndrome, or MDS, and multiple myeloma, or MM, which is expected to exceed US$166 billion in aggregate market size by 2035, according to the industry report commissioned by us and independently prepared by Frost & Sullivan in connection with this offering, or the F&S Report. We are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators, according to the F&S Report. We have eleven completed or ongoing U.S. and/or international registrational trials, including two that are FDA-regulated, for our five key clinical-stage assets.
Our first lead asset, olverembatinib, is a novel, next-generation tyrosine kinase inhibitor, or TKI. Olverembatinib is the first and only BCR-ABL1 inhibitor approved in China for treatment of patients with CML in chronic phase, or CML-CP, with T315I mutations, CML in accelerated phase, or CML-AP, with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. Olverembatinib has demonstrated favorable clinical benefit and tolerability in heavily pretreated patients, particularly ponatinib- or asciminib-failed patients, with 53% and 36.7% achieving complete cytogenic response, or CCyR, and major molecular response, or MMR, respectively. In a five-year follow-up, 73% of CML-CP patients had remained on olverembatinib, and response rates continued to increase and the prevalence of treatment-related adverse events, or TRAEs, continued to decrease over such period. Therefore, we believe that olverembatinib, with its real-world patient data in China, where it is approved, has the potential to be a global therapy for CML. The global CML market was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035, according to the F&S Report. We are currently conducting a registrational Phase 3 trial, or POLARIS-2, of olverembatinib as a monotherapy for CML that is regulated by the U.S. Food and Drug Administration, or FDA, and subject to the successful completion, we plan to submit a new drug application, or NDA, to the FDA. We note that clinical data obtained in China may not be accepted by the FDA or other foreign regulators to support ongoing or future clinical trials, that olverembatinib is approved only in China, and that the outcome of our ongoing clinical trials is uncertain. We are also pursuing label expansion of olverembatinib in combination with chemotherapy for the treatment of newly diagnosed Philadelphia chromosome-positive ALL, or frontline Ph+ ALL, in a registrational Phase 3 trial, or POLARIS-1, and conducting another registrational Phase 3 trial, or POLARIS-3, evaluating olverembatinib as a monotherapy for succinate dehydrogenase, or SDH, -deficient gastrointestinal stromal tumor, or GIST. In June 2024, we entered into an exclusive option agreement with Takeda Pharmaceuticals International AG, or Takeda, where we granted Takeda an exclusive option to take an exclusive license (even as to us and our affiliates) to research, develop, import, export, make, have made, manufacture, have manufactured, use, commercialize and otherwise exploit olverembatinib. Under the terms of the option agreement, we received US$100.0 million from Takeda related to intellectual property income and option payment. We are eligible to be paid an option exercise fee and certain milestone payments up to approximately US$1.2 billion in the aggregate as well as royalties in a range equal to 12-19% of net sales. See “—Recent developments—Takeda exclusive option agreement.”
Our second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for which we recently completed our registrational Phase 2 trial for treating patients with relapsed and/or refractory, or r/r, CLL and small lymphocytic leukemia, or

SLL, in China. We plan to submit an NDA for lisaftoclax for the treatment of r/r CLL/SLL to the Center of Drug Evaluation, or CDE, of China’s National Medical Products Administration, or NMPA, in 2024 and expect it will be the second Bcl-2 inhibitor for which an NDA application is filed in the world and the first in China for the CLL/SLL indication. If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries. The global CLL/SLL market was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035, according to the F&S Report. We are also conducting an FDA-regulated registrational Phase 3 trial, or GLORA, of lisaftoclax in combination with Bruton’s tyrosine kinase, or BTK, inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with sub-optimal response and pursuing approval of lisaftoclax for frontline CLL/SLL in a registrational Phase 3 trial, or GLORA-2, of lisaftoclax in combination with acalabrutinib. We believe that lisaftoclax, with its short half-life and potential for patient-friendly ramp-up schedule, can serve as a backbone molecule for combination therapies for many hematological malignancies, including and beyond CLL/SLL. Therefore, we are also evaluating lisaftoclax in combination with azacitidine, or AZA, in two registrational Phase 3 trials, GLORA-3 and GLORA-4, for the frontline treatments of elderly or unfit patients with AML or patients with higher risk, or HR, myelodysplastic syndrome, or MDS, respectively.
Backed by our strong scientific foundation, knowledge of small molecule discovery and capabilities to conduct clinical trials worldwide, we use state-of-the-art technologies to develop innovative therapeutic agents to treat cancers and address unmet medical needs within this patient population. Our initial focus has been to leverage our expertise in chemistry to synthesize inhibitors targeting proteins and pathways that drive the key hallmarks of cancer. Earlier in our pipeline, we are harnessing our understanding of protein degraders to develop therapies, such as proteolysis targeting chimera molecules, or PROTACs, that target traditionally undruggable proteins that are implicated in oncogenesis.
We are empowered by our technical expertise in structure-based drug design and our innovative drug discovery engine, which allows us to address unmet medical need by targeting key apoptotic pathways and validated tyrosine kinases. These core competencies have allowed us to develop small molecule and degrader therapies targeted at Bcl-2, Bcl-2/Bcl-xL, IAP and MDM2, in addition to building next-generation cell signaling inhibitors (i.e., BCR-ABL1, ALK, FAK inhibitors) and epigenome-modifying agents (i.e., EED inhibitor). Beyond our two lead assets, we have several other clinical-stage assets in U.S. or international clinical trials.
Leveraging our robust internal research and development capabilities, we have built a portfolio of global intellectual property rights. We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck, and Pfizer, and research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan. As of June 30, 2024, we have a portfolio of more than 350 U.S. and foreign patents and more than 182 U.S. and foreign pending patent applications.
We have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. While our net profit was RMB162.8 (US$22.4 million) for the six months ended June 30, 2024, our net loss was RMB402.3 million for the six months ended June 30, 2023, and we incurred a net loss of RMB925.7 million (US$127.4 million) and RMB882.9 million for the years ended December 31, 2023 and 2022, respectively. As of June 30, 2024, we had accumulated losses of RMB5,202.1 million (US$715.8 million). We expect to continue to incur substantial and increasing losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our drug candidates (including olverembatinib outside of China), and commercialize such drug candidates, if approved. Typically, it takes many years to develop one new drug candidate from the time it is discovered to when it is available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

Our pipeline
We have a diversified portfolio that includes several clinical or commercial-stage small molecule drug assets, five of which are summarized in the following chart:
Our pipeline

(1) Registrational trials ongoing for CLL/ SLL, AML and MDS; Phase 2 trials ongoing for MM.
(2) The globe icon as used in this table refers to indications where clinical trials are currently taking place in two or more countries. The US flag refers to indications for which we have received clearance from the FDA to conduct one or more clinical trials in the United States. The China flag refers to indications for which we have conducted or are currently conducting clinical trials only in China.
Olverembatinib (HQP1351), our first lead asset, is a novel, next-generation TKI. Olverembatinib is the first and only BCR-ABL1 inhibitor approved in China for patients with CML-CP with T315I mutations, CMP-AP with T315I mutations and CML-CP that is resistant or intolerant to first and second-generation TKIs. Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network, or NCCN, guidelines for the management of CML and received recommendation from the Chinese Society of Clinical Oncology, or CSCO, guideline for the treatment of Ph+ ALL. To date, the FDA has granted four orphan drug designations, or ODD, to olverembatinib, including for the treatment of CML, ALL, AML and GIST, and fast track designation, or FTD, for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Through three registrational Phase 3 trials, we are currently evaluating olverembatinib as a monotherapy and/or in combination with existing treatments for patients with CML, newly diagnosed patients with frontline Ph+ ALL, and patients with SDH-deficient GIST. Clinical trials evaluating olverembatinib are currently taking place in Australia, Canada, China and the United States.
Lisaftoclax (APG-2575), our second lead asset, is a novel Bcl-2 inhibitor for which we recently completed our registrational Phase 2 trial in China. To date, the FDA has granted five ODDs to lisaftoclax, including for the treatment of CLL, AML and MM. As of December 31, 2023, more than 800 patients have been treated with lisaftoclax as a monotherapy or combination therapy in clinical trials conducted in United States, Australia, China, and Europe, among which approximately 400 patients have CLL/SLL. We plan to pursue approval with the CDE in 2024, and expect that lisaftoclax will be the second Bcl-2 inhibitor for which an NDA application is filed in the world and the first in China for the CLL/SLL indication. Through four registrational Phase 3 trials, we are currently evaluating lisaftoclax as a monotherapy and/or in combination with existing treatments for patients with CLL/SLL, AML and MDS. We are also evaluating lisaftoclax in ongoing clinical trials for MM and other hematological malignancies. Clinical trials evaluating lisaftoclax are currently taking place in Australia, Belgium, Canada, China, France, Germany, Hungary, Japan, Poland, Spain, United Kingdom and the United States.
Alrizomadlin (APG-115) is a novel, orally bioavailable, highly selective, small molecule inhibitor of the mouse double minute 2, or MDM2, homolog. We believe alrizomadlin has potential to treat a number of serious rare and orphan diseases and address unmet medical needs in both adult and pediatric indications. To date, the FDA has granted six ODDs and two rare pediatric disease designations, or RPDD, for alrizomadlin. In addition, we plan to pursue FTD and RPDD for our late-stage programs for alrizomadlin in malignant peripheral nerve sheath tumors, or MPNST, and adenoid cystic carcinoma, or ACC, for which we recently reported preliminary Phase 2 results in 2022 and 2023, respectively. Clinical trials evaluating alrizomadlin are currently taking place in Australia, China and the United States.
Pelcitoclax (APG-1252) is a novel, highly potent, small molecule drug designed to restore apoptosis through dual inhibition of the Bcl-2 and Bcl-xL proteins. To date, the FDA has granted one ODD to pelcitoclax for the treatment of small cell lung cancer, or SCLC. We are currently evaluating pelcitoclax in two Phase 1b trials and one Phase 1b/2 trial for treatment of patients with non-small cell lung cancer, or NSCLC, neuroendocrine tumors or non-Hodgkin’s lymphoma, or NHL. As of December 31, 2023, at least 203 patients have been treated with pelcitoclax as a monotherapy or in combination with other antitumor agents across clinical trials conducted in the United States, Australia and China. In October 2023, we presented preliminary results from the Phase 1b trial of pelcitoclax in combination with osimertinib in patients with epidermal growth factor receptor-mutant, or EGFR-mutant, NSCLC at the 2023 Congress for the European Society for Medical Oncology, or ESMO, demonstrating potential therapeutic utility. Clinical trials evaluating pelcitoclax are currently taking place in Australia, China and the United States.
APG-5918 is a potent, orally bioavailable, and highly selective inhibitor of the embryonic ectoderm development, or EED, a sub-unit of the Polycomb Repressive Complex 2, or PRC2. APG-5918 is an EED inhibitor with demonstrated potential for treating patients with anemia, including beta-thalassemia and chronic kidney disease, or CKD, -induced anemia. We intend to complete an FDA-regulated Phase 1 trial on solid tumors and an NMPA-regulated Phase 1 trial on anemia. Clinical trials evaluating APG-5918 are currently taking place in China and the United States.
Summary of key completed and ongoing clinical trials for olverembatinib and lisaftoclax

(1) Registrational Phase 2 trial completed with NDA submission expected in 2024.
(2) The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The US flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.
Our competitive strengths
We believe our company is differentiated by several strengths, including:

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We are a global integrated biopharmaceutical company with discovery, development, manufacturing and commercialization capabilities, strategically targeting the global hematological malignancies market, estimated to be US$67.2 billion in 2023 and rising to US$208.8 billion by 2035;

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We have two lead FDA-regulated Phase 3 assets that are collectively addressing all six major hematological malignancies:

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Olverembatinib, as a novel next-generation BCR-ABL1 TKI, commercialized in China since 2021 with real-world patient data, validating global development and commercialization plans; and

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Lisaftoclax, a novel Bcl-2 inhibitor for which we recently completed our registrational Phase 2 trial for treatment of r/r CLL/SLL in China, with global potential for many hematological malignancies, including and beyond CLL/SLL.

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We have deep expertise and insights in developing small molecule drugs for challenging targets and high unmet medical need;

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Our innovative pipelines with global potential and ongoing clinical trials in Australia, Belgium, Canada, China, France, Germany, Hungary, Japan, Poland, Spain, United Kingdom and the United States are driven by the proprietary drug discovery platform and technologies such as chemical synthesis and targeted protein degradation; and

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Our dedicated science-driven international team has complementary knowledge and skillsets, led by visionary founders working together for more than 20 years.

Our strategy
Our mission is to become a leading global, fully integrated biopharmaceutical company engaged in discovering, developing and commercializing both first- and best-in-class therapies to address global unmet medical needs primarily in hematological malignancies. To fulfill this mission, we plan to focus on the following strategies:
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Complete ongoing registrational trials to pursue FDA and other international approval of olverembatinib;

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Launch in China in 2025, if approved, and pursue regulatory approval of lisaftoclax in multiple countries;

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Progress other clinical stage assets;

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Continue building our operations strategically for global markets; and

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Opportunistically pursue strategic partnerships and collaborations to maximize the potential of our portfolio.

Our team
Our senior management team has significant experience and broad expertise in drug discovery and development, clinical trials, FDA and NMPA regulatory matters as well as intellectual property and licensing management, and includes:
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Dajun Yang, M.D., Ph.D., our co-founder, chairman of the board and chief executive officer;

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Shaomeng Wang, Ph.D., our co-founder, director and chief science advisor;

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Yifan Zhai, M.D., Ph.D., our chief medical officer; and

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Jeff Kmetz, our chief business officer.

Our senior management team is supported by a global team of experienced employees. As of June 30, 2024, we had approximately 600 employees, of which 182, or approximately 32%, have master’s or Ph.D. degrees and we have many employees with 10 or more years of experience in relevant fields across United States, Europe, Australia, and China.
We have also established a well-respected clinical advisory board comprised of renowned scientists:

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Allen S. Lichter, M.D., chairman of our clinical advisory board and former CEO of ASCO;

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Paul A. Bunn, M.D., Distinguished Professor of Medicine and James Dudley Chair in Cancer Research, Division of Medical Oncology at the University of Colorado School of Medicine;

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Asher A. Chanan-Khan, M.D., Professor of Medicine & Oncology at Mayo Clinic School of Medicine;

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Arul Chinnaiyan, M.D., Ph.D., Howard Hughes Medical Institute Investigator, American Cancer Society Research Professor, and S.P. Hicks Endowed Professor of Pathology and Urology at the University of Michigan;

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Hagop M. Kantarjian, M.D., the Samsung Distinguished Leukemia Chair in Cancer Medicine at the University of Texas MD Anderson Cancer Center; and

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Jedd Wolchok, M.D., Ph.D., the Meyer Director of the Sandra and Edward Meyer Cancer Center at Weill Cornell Medicine.

Summary risk factors
Investing in the ADSs involves significant risks. Investors in Ascentage Pharma’s equity securities are investing in equity securities of a Cayman Islands exempted company rather than equity securities of our subsidiaries that have substantive business operations in China or the United States. Ascentage Pharma is a Cayman Islands exempted company that conducts operations in multiple countries, including the People’s Republic of China, or PRC, and the United States through its subsidiaries, including Suzhou Ascentage Pharmaceutical Co., Ltd, a limited liability company incorporated in the PRC, Guangzhou Healthquest Pharma Co., Ltd., a limited liability company incorporated in the PRC, Shenghe Inno Bio, a limited liability company incorporated in the PRC, Shanghai Centagen Bio Co., Ltd., a limited liability company incorporated in the PRC, and Ascentage Pharma Group Inc., a corporation incorporated in Delaware. Our operations in the PRC are primarily conducted through our PRC subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands exempted company and obtaining indirect ownership interests in the operating companies, including the PRC operating companies. This holding company structure involves unique risks to investors and investors may never hold direct equity interests in our operating companies, including the PRC operating companies. While we do not operate in an industry that is currently subject to foreign ownership limitations in the PRC, PRC regulatory authorities could decide to limit foreign ownership in our industry in the future, in which case there could be a risk that we would be unable to do business in the PRC as we are currently structured. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in the PRC, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control and the value of the ADSs you invest in may significantly decline or become worthless. While our current corporate structure is not a variable interest entity, or VIE, structure and we have no intention to rely on a VIE structure in our PRC operations, if the PRC laws and regulations were to change in the future, such changes may result in adverse changes in our operations, and the ADSs may decline significantly in value. See the sections entitled “Risk factors—Risks related to doing business in the PRC,” including, but not limited, to the risk factor titled “Risk factors—Risks related to doing business in the PRC—The PRC legal system is evolving, which could have a material adverse effect on us,” and “Regulation—PRC Regulation” for more information.
The PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. The PRC government exerts significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could result in a material change in our operations or the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of our securities to significantly decline or become worthless. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the ability of the PCAOB to inspect our auditor. Such risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has recently published new policies and made statements, such as those related to regulatory approvals of offshore offerings and data security or anti-monopoly concerns, that although they did not target our company specifically, nevertheless have significantly affected certain industries and other PRC-based issuers as a whole, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. These risks could result in a material change in our operations and the value of our ordinary shares or the ADSs, or could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or maintain listing.
You should carefully consider all of the information in this prospectus before making an investment in the ADSs, especially the risks and uncertainties discussed in the section of this prospectus titled “Risk factors” immediately following this prospectus summary and information contained in the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations.” The following is a summary of the principal risks and uncertainties we face:
Risks related to our financial position and need for capital
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We have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future despite the commercialization of olverembatinib in China.

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Even if this offering is successful, we will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including olverembatinib.

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Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our drug candidates, including olverembatinib.

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Our credit facility may not be available to us at all or on the same terms as it has in the past.

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We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

Risks related to clinical development
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Outside of China, we have not obtained any marketing authorization for any of our drug candidates. We depend substantially on the success of olverembatinib and our other drug candidates, several of which are in early clinical development. Clinical development of drug candidates is inherently uncertain.

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Aside from the NMPA approvals we have obtained to date for olverembatinib, if clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays completing, or ultimately be unable to complete, the commercialization of olverembatinib in the United States or other jurisdictions or the development and commercialization of our other drug candidates.

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Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and top-line and interim results and results of earlier studies and trials may not be predictive of future trial results.

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Many of our drug candidates are being tested or used by patients who are critically ill, who may be unfit for certain medical interventions or for whom there are no other treatments or options, which can result in heightened risk of adverse events, including death.

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Interim, initial, top-line and preliminary data that we announce from time to time may materially change as more patient data become available and are subject to audit and verification procedures. We may also selectively report data to explore certain trends that are interesting, but you may not agree with our assessment as to what might be material or appropriate.

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We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain drug candidates; these decisions may prove to be wrong and may adversely affect our business.

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If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Risks related to obtaining regulatory approval
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The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

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The FDA, NMPA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

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If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as Category 1 drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such Category 1 designation, it may not lead to a faster development, review or approval process.

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Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

Risks related to commercialization
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We are substantially dependent on the commercial success of olverembatinib. If we are unable to maintain or increase sales of olverembatinib, our ability to generate revenue and our financial condition will be adversely affected.

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If we are not able to obtain, or experience delays in obtaining, required regulatory approvals for our drug candidates (including olverembatinib outside of China), we will not be able to commercialize our drug candidates in the markets that we desire, and our ability to generate revenue will be materially impaired.

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We have and may continue to license commercialization or other rights and pursue other forms of collaboration worldwide, which can expose us to additional risks of conducting business in additional international markets.

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We have limited commercialization experience, and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our other products that receive regulatory approval on our own or together with collaborators.

Risks related to our intellectual property
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If we are unable to protect and defend our proprietary technology, or obtain and maintain patent protection for our drug candidates, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

Risks related to our reliance on third parties
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We rely on third parties to manufacture a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, including olverembatinib.

Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.
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We have entered into collaborations and other relationships with leading biotechnology companies and research institutions and may form or seek other collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

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We rely on third parties to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our drug candidates. In many cases, our drug candidates, including olverembatinib, are studied in third-party studies, including in investigator-initiated trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or fail to design, execute and complete appropriate and timely studies of our drug candidates we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

Risks related to our industry, business and operations
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If our manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.

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We have significantly increased our research, development, manufacturing, and commercial capabilities, and we may experience difficulties in managing our growth.

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Any failure to comply with applicable regulations and industry standards or obtain or maintain various licenses and permits could harm our reputation and our business, results of operations and prospects.

Risks related to doing business in the PRC
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We are subject to the filing requirements in connection with this offering and listing, and may be subject to further approval, filing or other requirements with PRC governmental authorities in connection with future capital-raising activities.

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Recent greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

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If the PCAOB is unable to inspect or investigate completely our auditors located in China because of a position taken by a foreign authority and the SEC identifies the company as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act for two consecutive years, the ADSs will be delisted and our ordinary shares and ADSs will be prohibited from trading on a national securities exchange or in the over-the-counter market under the Holding Foreign Companies Accountable Act. The delisting of the ADSs, or the threat of their being delisted, and a prohibition from trading, may materially and adversely affect the value of your investment.

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We may be restricted from transferring our scientific data abroad.

Risks related to our ordinary shares, the ADSs and this offering
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The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs and ordinary shares.

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The trading prices of the ADSs are likely to be volatile, which could result in substantial losses to you.

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We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Corporate structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, categorized into onshore entities, which are organized and registered in the PRC, and offshore entities, which are organized and registered outside of the PRC, as of the date of this prospectus:
Cash flows through our organization
Cash is transferred among Ascentage Pharma and our subsidiaries in the following manner: (1) funds are transferred to Ascentage Pharma’s subsidiaries from Ascentage Pharma Group International as needed as capital contributions or shareholder loans, as the case may be; and (2) dividends or other distributions may be paid by our subsidiaries to Ascentage Pharma. Our subsidiaries generate and retain cash from operating activities and re-invest in their respective business. None of our subsidiaries have made distributions to shareholders. In the future, Ascentage Pharma’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur partially depends upon dividends paid by our subsidiaries. Apart from cash transferred in connection with paid-in capital and shareholder loans, no cash or other assets have been transferred between Ascentage Pharma Group International and a subsidiary, no subsidiaries (including PRC subsidiaries) paid dividends or made other distributions to Ascentage Pharma Group International, and no dividends or distributions were paid or made to U.S. investors. In the future, cash proceeds raised from financing activities may be transferred by Ascentage Pharma through our subsidiaries via capital contributions and shareholder loans, as the case may be, and our subsidiaries may pay dividends to their respective shareholders. Payment of dividends is subject to restrictions under the PRC law. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation—PRC regulations—PRC regulations relating to dividend distribution.” In addition, the PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and the remittance of funds out of China. Governmental regulations of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend policy.”
Regulatory permissions and licenses for our operations in the PRC and this offering
We conduct our business in mainland China primarily through our PRC subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China.
On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant notes and supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed an indirect overseas offering by a PRC domestic company: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, its main place(s) of business are located in mainland China or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.
On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the Filing Notice, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing.
Taking into consideration the above-mentioned criteria, this offering is an indirect offering under the Trial Measures, and we are therefore subject to the filing requirements of the CSRC. We are required to fulfill the filing procedure with the CSRC in accordance with the Trial Measures and the completion of the filing procedure is a condition to this offering and listing. We have confidentially submitted the filing with the CSRC in connection with this offering in accordance with the Trial Measures, which filing is currently under review by the CSRC.
We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. However, we cannot predict the impact of these regulations on the listing status of the ADSs and/or other securities, or on any of our future security offerings in foreign countries. For more detailed information, see “Risk factors—Risks related to doing business in the PRC—We are subject to the filing requirements in connection with this offering and listing, and may be subject to further approval, filing or other requirements with PRC governmental authorities in connection with future capital-raising activities.”
If (1) we do not receive or maintain any required permissions or approvals, (2) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (3) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may not be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our business, financial condition and results of operations may be materially and adversely affected. For more information, see “Risk factors—Risks related to doing business in the PRC.”
Recent regulatory development
On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Scrutinizing on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities, supervision of overseas securities offerings and listings by China-based companies, and propose to take effective measures, such as promoting the development of relevant regulatory systems, to deal with perceived risks or incidents faced by China-based overseas-listed companies. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to list overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. As advised by our PRC legal advisor, this offering will be identified as an indirect overseas issuance and listing under the Trial Measures. We are therefore subject to the approval, filing or other requirements of the CSRC in connection with this offering. Accordingly, we shall fulfill the filing procedure with the CSRC as per requirement of the Trial Measures.
The revised Measures of Cybersecurity Review as promulgated by a total of thirteen governmental departments of the PRC, including the Cyberspace Administration of China, or the CAC, came into effect on February 15, 2022. The revised Measures of Cybersecurity Review stipulated that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security. Moreover, online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. The revised Measures of Cybersecurity Review further elaborated the factors to be considered when assessing the national security risks of the relevant activities. Since our business operation is not an operator of a network platform with personal information of over one million users, we should not be required to undergo the cybersecurity review for this offering and the listing of the ADSs under the revised Measures of Cybersecurity Review.
On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which took effect on March 31, 2023. The Confidentiality and Archives Management Provisions outline obligations of issuers listed in overseas markets with operations in mainland China when they provide information involving state secrets or sensitive information to their securities service providers (such as auditors) and overseas regulators. In addition, under the Confidentiality and Archives Management Provisions, such issuers will also be required to obtain approval from the CSRC and other authorities in mainland China before accepting any investigation or inspection by overseas regulators. There are uncertainties with respect to the interpretation and implementation of Confidentiality and Archives Management Provisions.

Recent developments
Takeda agreements
Exclusive option agreement
On June 14, 2024, we entered into an exclusive option agreement, or the Takeda Exclusive Option Agreement, with Takeda Pharmaceuticals International AG, or Takeda, and our affiliates, Guangzhou Healthquest Pharma Co., Ltd. and Ascentage Pharma (Suzhou) Co., Ltd.
Under the Takeda Exclusive Option Agreement, we granted to Takeda an exclusive option to enter into an exclusive license agreement, under which Takeda would have the exclusive right (even as to us and our affiliates) to research, develop, import, export, make, have made, manufacture, have manufactured, use, commercialize, and otherwise exploit olverembatinib, or the Compound , and any product comprising olverembatinib, or the Product. The rights to be granted under the exclusive license agreement would be for any therapeutic, prophylactic, preventative or diagnostic use in or for animals and humans, or the Field, and would be granted worldwide, excluding the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region, Taiwan and the Russian Federation, or the Territory.
In connection with the Takeda Exclusive Option Agreement, we were paid by Takeda US$100.0 million related to intellectual property income and option payment. In aggregate, under the Takeda Exclusive Option Agreement and the expected terms of the exclusive license agreement, we are eligible to be paid a one-time option exercise fee and certain development, commercial and sales milestones totaling up to approximately US$1.2 billion and royalties in a range equal to 12-19% of net sales.
During the term of the Takeda Exclusive Option Agreement, we retain full control and decision-making authority, at our expense, over the development activities and strategy related to any Compound or Product worldwide, including the Territory, subject to certain obligations. Though we retain the sole right and responsibility, at our expense, to manufacture or have manufactured the Compound and the Product for the Field anywhere in the world, we also agreed to transition the technology to manufacture the Compound and Product to a third party contract manufacturing organization, following which we will be eligible to receive a development milestone in the low double-digit millions.
Under the Takeda Exclusive Option Agreement, we agreed to use commercially reasonable efforts to develop and seek regulatory approval for a Compound and Product for a certain indication in the Territory.
For the term of the Takeda Exclusive Option Agreement, we and our affiliates are prohibited from developing, manufacturing, commercializing or otherwise exploiting any Competing Product (as defined in the Takeda Exclusive Option Agreement), and we are obligated in certain situations to take certain actions related to our obligation to not develop, manufacture, commercialize or otherwise exploit any Competing Products.
Securities purchase agreement
We also entered into a securities purchase agreement, or the Securities Purchase Agreement, with Takeda on June 14, 2024, pursuant to which we issued and sold to Takeda 24,307,322 of our ordinary shares, or the Takeda Shares, which constituted approximately 7.7% of our share capital on the date of issuance (after giving effect to such issuance), at a price per share equal to HK$24.09850 (equivalent to approximately US$3.08549), for an aggregate purchase price of US$75 million pursuant to the terms and conditions thereof. Takeda has agreed to certain restrictions on transfer until June 20, 2025. In addition, Takeda has agreed to a market standoff provision with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, sell or otherwise transfer or dispose of any Takeda Shares or any securities convertible into or exchangeable for our ordinary shares.
Pursuant to the terms of the registration rights agreement, or the Registration Rights Agreement, entered into between us and Takeda at the closing of the sale of the Takeda Shares, Takeda is entitled to certain registration rights with respect to the Takeda Shares following termination of the transfer restrictions.

Implications of the Holding Foreign Companies Accountable Act
Pursuant to the HFCAA and related regulations, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely because of a position taken by a foreign authority, the SEC will identify us as a “Commission-Identified Issuer.” If we are identified as a Commission-Identified Issuer for two consecutive years, the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited. Our auditor, Ernst & Young Hua Ming LLP, is an independent registered accounting firm based in mainland China. In August 2022, the PCAOB, the China Securities Regulatory Commission and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations that it is unable to inspect or investigate completely registered public accounting firms in a jurisdiction because of positions taken by a foreign authority, if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and Hong Kong and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely for two consecutive years in 2024 and beyond, the ADSs will be delisted from Nasdaq, and our ordinary shares and ADSs will be prohibited from trading over the counter in the United States. The risks and uncertainties related to the HFCAA and related regulations, including the possibility of delisting and a prohibition from trading, could cause the value of the ADSs and ordinary shares to significantly decline or become worthless. For details, see “Risk factors—Risks related to doing business in the PRC—If the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years, the ADSs will be delisted and our ordinary shares and ADSs will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Channels for disclosure of information
Investors, the media, and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the HKEx, the SEC, the investor relations page on our website, press releases, public conference calls, and webcasts.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.
We intend to post any updates to the list of disclosure channels through which we will announce information on the investor relations page on our website.
Our corporate information
Our headquarters and principal executive office is located at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China. Our telephone number at this address is +86-512-85557777. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman

KY1‑9008, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive office as set forth above.
Our corporate website is www.ascentage.com, and the information contained on, or that can be accessed through, our website is not a part of, and is not incorporated by reference into, this prospectus. Our agent for service of process in the United States is Ascentage Pharma Group Inc., located at 700 King Farm Blvd, Suite 510, Rockville, Maryland 20850.
“Ascentage Pharma,” the Ascentage Pharma logo, and other trademarks or service marks of Ascentage Pharma Group International appearing in this prospectus are the property of Ascentage Pharma Group International. This prospectus contains additional trade names, trademarks, and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.
Certain risks associated with our corporate structure
We are an exempted company incorporated under the laws of the Cayman Islands that conducts most of our operations in China through our PRC subsidiaries. In addition, some our executive officers reside within China for a significant portion of the time. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties or similar arrangements between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties or similar arrangements and only has limited reciprocity arrangements with the United States, the Cayman Islands or many other countries and regions that provide for the reciprocal recognition and enforcement of foreign judgments as of the date of this prospectus. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.
The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoing. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. See also “Risk factors—Risks related to doing business in the PRC—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the regions where we operate against us or our management named in this prospectus based on foreign laws.”
Holding company structure
As of the date of this prospectus, Ascentage Pharma Group International has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on its ordinary shares or the ADSs. Ascentage Pharma Group International is a holding company with no operations of its own. Ascentage Pharma Group International conducts its business operations through its subsidiaries, including its subsidiaries in China. If the PRC government deems that any of our business operations carried out by our

Hong Kong or PRC subsidiaries were to be restricted or prohibited from foreign investment in the future, we may be required to stop our business operations in China, and we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. If we become profitable, Ascentage Pharma Group International’s ability to pay dividends, if any, to the shareholders and ADS investors and to service any debt it may incur will come from dividends paid by its operating subsidiaries.
Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Ascentage Pharma Group International. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits upon satisfaction of relevant statutory conditions and procedures. Distributable profits are the net profit after tax as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to appropriate 10% of the net profits as reported in its respective statutory financial statements (after offsetting any prior year’s losses) to the statutory reserves until such reserves have reached 50% of its respective registered capital. In addition, the PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Furthermore, the payment of current account items, including profit distributions, trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”), or its local branches, provided that (i) the declaration and payment of such current account items comply with applicable PRC laws and regulations and the constitutional documents of the related company, and (ii) the remittance of dividends and other distributions out of the PRC complies with the procedures required by the relevant PRC laws and regulations relating to foreign exchange administration and withholding tax provisions, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. However, where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures from time to time to restrict access to foreign currencies for current account or capital account transactions in accordance with the procedural requirements of PRC laws. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC.
Implications of being an emerging growth company
We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.
We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of the ADSs and ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.
Implications of being a foreign private issuer
We are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of Nasdaq. See the sections of this prospectus titled “Risk factors—Risks related to our ordinary shares, the ADSs and this offering—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Risk factors—Risks related to our ordinary shares, the ADSs and this offering—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance standards.”
Conventions that apply to this prospectus
Except where the context otherwise requires and for purposes of this prospectus only:
•
“ADSs” refer to American depositary shares, each of which represents      of our ordinary shares;

•
“ADRs” refer to the American depositary receipts that evidence the ADSs;

•
“Ascentage Pharma,” “we,” “us,” “our company,” and “our” refer to Ascentage Pharma Group International, a Cayman Islands exempted company, and its subsidiaries;

•
“CCASS” refers to the Central Clearing and Settlement System established and operated by HKSCC;

•
“China” or “PRC” refer to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this prospectus, excludes, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

•
“ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;

•
“RMB” and “Renminbi” refer to the legal currency of China;

•
“HKEx” refers to The Stock Exchange of Hong Kong Limited;

•
“HK$” refers to the legal currency of Hong Kong;

•
“HKSCC” refers to Hong Kong Securities Clearing Company Limited;

•
“Hong Kong Listing Rules” refer to the Rules Governing the Listing of Securities on HKEx, as amended, supplemented, or otherwise modified from time to time;

•
“Innovent” refers to Innovent Biologics (Suzhou) Co., Ltd., a company with limited liability established under the laws of the PRC;

•
“SFC” refers to the Securities and Futures Commission of Hong Kong; and

•
“US$,” “U.S. dollars” or “dollars” refer to the legal currency of the United States.

The offering
ADSs offered by us
      ADSs (or      ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Offering price per ADS
On      , the closing price of our ordinary shares on the HKEx was HK$      per ordinary shares, equivalent to a price of US$      per ADS, based on the exchange rate set forth on the cover page of this prospectus. For a discussion of factors considered in determining the price to the public of the ADSs, see “Underwriting.”
ADSs outstanding immediately after this offering
      ADSs (or      ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after this offering
      ordinary shares (or      ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
The ADSs
Each ADS represents      of our ordinary shares.
The depositary (as identified below) will be the holder of the underlying ordinary shares represented by the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and registered holders and beneficial owners of ADSs from time to time.
You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for any such exchange.
We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until      days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.
To better understand the terms of the ADSs, see the section of this prospectus titled “Description of American depositary shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.
Underwriters’ option to purchase additional shares
We have granted the underwriters an option for a period of 30 days to purchase up to      additional ADSs.
Use of proceeds
We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: (1) to fund the research and development of olverembatinib, including activities related to the various registrational trials and other clinical trials, as well as pursuing approvals with regulatory authorities in multiple countries; (2) to fund the research and development of lisaftoclax, including activities related to the various registrational trials and other clinical trials, as well as pursuing approvals with regulatory authorities in multiple countries; and (3) to fund the research and development of our other product candidates, and strengthen our technology platforms and research and development capabilities. We intend to use any remaining net proceeds for working capital and general corporate purposes.
See the section titled “Use of proceeds” for more information.
Lock-up
We, our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to        , for a period of       days after the date of this prospectus. See the sections of this prospectus titled “Shares eligible for future sale” and “Underwriting.”
Risk factors
See the section of this prospectus titled “Risk factors” beginning on page 24 and other information included in this prospectus for a discussion of the risks related to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.
Listing
We intend to apply for the listing of the ADSs on the Nasdaq Global Market under the symbol “AAPG.” Our ordinary shares are currently listed on the HKEx under the stock code “6855.”
Payment and settlement
The underwriters expect to deliver the ADSs against payment on      , 2024, through the facilities of the Depository Trust Company, or DTC.
Depositary
JPMorgan Chase Bank, N.A.
The total number of ordinary shares that will be issued and outstanding immediately after this offering is based on        ordinary shares issued and outstanding as of                  , and excludes:
•
       of our ordinary shares issuable upon the vesting of outstanding options to purchase our ordinary shares outstanding as of                   under our Pre-IPO Share Option Scheme, at a weighted average exercise price of HK$       (US$      ) per share, of which option to purchase        ordinary shares were vested at a weighted average exercise price of HK$       (US$      ) per share;

•
       of our ordinary shares subject to restricted share units, or RSUs, outstanding as of                   under our 2018 RSU Scheme;

•
       of our ordinary shares subject to RSUs outstanding as of                   under our 2021 RSU Scheme;

•
       of our ordinary shares subject to RSUs outstanding as of                   under our 2022 RSU Scheme;

•
       of our ordinary shares reserved for future issuance under our Post-IPO Share Option Scheme;

•
       of our ordinary shares reserved for future issuance under our 2018 RSU Scheme;

•
       of our ordinary shares reserved for future issuance under our 2021 RSU Scheme; and

•
       of our ordinary shares reserved for future issuance under our 2022 RSU Scheme.

Except as otherwise indicated, all information in this prospectus assumes:
•
no exercise of outstanding share options or settlement of outstanding RSUs subsequent to                  ; and

•
no exercise by the underwriters of their option to purchase additional ADSs in this offering.

Summary consolidated financial data
The following summary consolidated statement of profit or loss data for the fiscal years ended December 31, 2023 and 2022, summary consolidated statement of cash flow data for the fiscal years ended December 31, 2023 and 2022 and summary consolidated statement of financial position data as of December 31, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of profit or loss data for the six months ended June 30, 2024 and 2023, summary consolidated statement of cash flow data for the six months ended June 30, 2024 and 2023 and summary consolidated statement of financial position data as of June 30, 2024 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.
Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS Accounting Standards, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary consolidated financial data section together with our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statement of profit or loss data for the years indicated:
Summary consolidated statement of profit or loss
	Year ended December 31,			Six months ended June 30,
(in thousands)	2023	2023	2022	2024	2024	2023
	RMB	US$(1)	RMB	RMB	US$(1)	RMB
Revenue	221,984	30,546	209,711	823,746	113,351	142,701
Cost of sales	(30,543)	(4,203)	(21,998)	(15,059)	(2,072)	(18,154)
Gross profit	191,441	26,343	187,713	808,687	111,279	124,547
Other income and gains	59,316	8,163	66,972	17,346	2,387	17,021
Selling and distribution expenses	(195,387)	(26,886)	(157,421)	(89,637)	(12,334)	(83,319)
Research and development expenses	(706,972)	(97,283)	(743,104)	(444,079)	(61,107)	(309,814)
Administrative expenses	(181,076)	(24,917)	(170,595)	(86,988)	(11,970)	(91,340)
Finance costs	(96,057)	(13,218)	(52,785)	(34,076)	(4,689)	(52,719)
Share of profit/(loss) of a joint venture	1,076	148	(278)	(1,252)	(172)	196
Other expenses	(5,203)	(716)	(17,674)	(7,106)	(979)	(4,175)
(Loss)/Profit before tax	(932,862)	(128,366)	(887,172)	162,895	22,415	(399,603)
Income tax credit/(expense)	7,150	984	4,248	(69)	(9)	(2,746)
(Loss)/Profit for the period	(925,712)	(127,382)	(882,924)	162,826	22,406	(402,349)
Weighted average number of ordinary shares in issue during the period used in the loss/ (earnings) per share calculation
Basic	282,299,269	282,299,269	263,668,827	291,752,282	291,752,282	274,552,986
Diluted	282,299,269	282,299,269	263,668,827	296,024,496	296,024,496	274,552,986
(Loss)/earnings per share(2)
Basic	(3.28)	(0.45)	(3.35)	0.56	0.08	(1.47)
Diluted	(3.28)	(0.45)	(3.35)	0.55	0.08	(1.47)

(1) Our consolidated financial statements are presented in RMB. For the convenience of the reader, we have translated information as of and for the six months ended June 30, 2024 and as of and for the year ended December 31, 2023 in the table below presented in RMB into U.S. dollars at the rate of RMB7.2672 to US$1.00, the exchange rate set forth for cable transfers of RMB in the City of New York, as certified by the Federal Reserve Bank of New York, on June 28, 2024. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of any date.
(2) See Note 11 to our audited consolidated financial statements and Note 10 to our unaudited interim consolidated condensed financial statements appearing elsewhere in this prospectus for an explanation of the method used to compute basic and diluted (loss)/earnings per share.

The following table presents our summary consolidated statement of financial position as of the dates indicated:
Summary consolidated statement of financial position
	As of December 31,			As of June 30,
(in thousands)	2023	2023	2022	2024	2024
	RMB	US$(1)	RMB	RMB	US$(1)
Total non-current assets	1,156,215	159,100	1,193,773	1,143,231	157,314
Total current assets	1,344,178	184,965	1,636,488	1,963,839	270,233
Total current liabilities	934,173	128,546	881,152	1,065,350	146,597
Total non-current liabilities	1,495,588	205,800	1,540,451	1,265,281	174,108
Total equity	70,632	9,719	408,658	776,439	106,842
(1) Our consolidated financial statements are presented in RMB. For the convenience of the reader, we have translated information as of June 30, 2024 and 2023 in the table below presented in RMB into U.S. dollars at the rate of US$1.00 to RMB7.2672. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of any date.

Risk factors
You are purchasing equity securities of Ascentage Pharma, a Cayman Islands exempted company, rather than equity securities of its operating subsidiaries. Such structure involves unique risks to investors in the ADSs. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in the ADSs. You should also carefully review the cautionary statements referred to under “Special note regarding forward-looking statements and industry data.” Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline significantly, and you may lose all or part of your investment.
Risks related to our financial position and need for additional capital
We have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future despite the commercialization of olverembatinib in China.
While our net profit was RMB162.8 (US$22.4 million) for the six months ended June 30, 2024, our net loss was RMB402.3 million for the six months ended June 30, 2023, and we incurred a net loss of RMB925.7 million (US$127.4 million) and RMB882.9 million for the years ended December 31, 2023 and 2022, respectively. As of June 30, 2024, we had accumulated losses of RMB5,202.1 million (US$715.8 million). Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a drug candidate will fail to gain regulatory approval or become commercially viable. We have devoted significant financial resources to research and development, including our nonclinical development activities and clinical trials. We continue to incur significant development and other expenses related to our ongoing operations. Although we have commercialized olverembatinib in China, we have several other drug candidates in clinical and preclinical development. In addition, we expect to incur significant expenses related to obtaining regulatory approvals for olverembatinib in additional markets, including the United States. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs, selling and distribution expenses associated with commercialization of olverembatinib in China and general and administrative expenses associated with our operations.
We expect to continue to incur substantial and increasing losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our drug candidates (including olverembatinib outside of China), and commercialize such drug candidates, if approved. Typically, it takes many years to develop one new drug candidate from the time it is discovered to when it is available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, our ability to generate revenues and the timing and amount of milestones and other required payments to third parties in connection with our potential future arrangements with third parties. If any of our drug candidates (including olverembatinib) fail in clinical trials or do not gain regulatory approval for the indications we seek or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable may decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.
We expect our research and development expenses to continue to be significant in connection with our continued investment in our research and development platform and our ongoing and planned clinical trials for our drug candidates, including for olverembatinib. If we obtain regulatory approval for olverembatinib and our other drug candidates in the United States or other jurisdictions, we expect to incur increased sales and marketing and manufacturing and other expenses as we prepare to commercialize the approved drugs. In addition, following this offering, we will incur additional costs associated with operating as a U.S. and Hong Kong-listed public company.

As a result, if we fail to increase our revenues to offset the increases in our operating expenses, we expect to continue to incur operating losses for the foreseeable future. Our prior losses and expected future losses have had, and will continue to have, a material adverse effect on our financial condition and results of operations.
Even if this offering is successful, we will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including olverembatinib.
We have funded our operations primarily through equity financing. We have also received government subsidies that consist of funds from local governments as compensation for research activities and clinical trials, for which there are no outstanding obligations, as well as tax credits in China and Australia. Such government subsidies were mainly R&D-related subsidies received from the provincial and municipal governments of Suzhou and Guangzhou and the local taxation office in Australia for the six months ended June 30, 2024 and 2023 and the years ended December 31, 2023 and 2022. Other than olverembatinib, which has been commercialized in China, we do not have any products approved for commercial sale in any other jurisdiction. During the six months ended June 30, 2024 and 2023, we recognized RMB823.7 million (US$113.4 million) and RMB142.7 million, respectively, and during the years ended December 31, 2023 and 2022, we recognized RMB222.0 million (US$30.5 million) and RMB209.7 million, respectively, in revenue from the sales of pharmaceutical products, commercialization rights income from our agreement with Innovent, intellectual property income from our agreement with Takeda and service income. Our other drug candidates (including olverembatinib outside of China) will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any product sales revenue. Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on drug discovery, advancing the clinical development of our drug candidates and launching and commercializing any drug candidates for which we receive regulatory approval (including olverembatinib), including by building and expanding our own commercial organizations to address certain markets.
As of June 30, 2024, we had RMB1,100.3 million (US$151.4 million) in cash and bank balances. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through at least the next     months, but will not be sufficient for us to fund any of our drug candidates through regulatory approval. Therefore, even if this offering is successful, we will need to obtain substantial financing to fund our future operations, including completing the development and commercialization of our drug candidates, including olverembatinib in the United States. Even if one or more of the drug candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the National Medical Products Administration, or the NMPA, or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. Because the design and outcome of our planned and anticipated preclinical studies and clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any drug candidate we develop. We are not permitted to market or promote olverembatinib in the United States or other jurisdictions outside of the PRC, or any other drug candidate, before we receive marketing approval from the FDA, NMPA or other regulatory agencies. Moreover, we expect to increase our headcounts to support our expansion and our fixed expenses such as rent, interest expense and other contractual commitments are also expected to increase in the future.
Our cash and financial resources to support our operations involve risks and uncertainties, including the factors discussed elsewhere in this “Risk factors” section. We could utilize our available capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including, but not limited to:
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the progress, timing, scope and costs of our clinical trials, including the ability to timely enroll patients in our planned and potential future clinical trials;

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the outcome, timing and cost of regulatory approvals by the FDA, NMPA and comparable regulatory authorities, including the potential that the FDA, NMPA or comparable regulatory authorities may require that we perform more studies than those that we currently expect;

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the cost and timing of development and completion of commercial-scale internal or outsourced manufacturing activities;

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the number and characteristics of drug candidates that we may develop (including as a combination therapy) and the requirements of any future acquisitions, in-licenses or collaborations;

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the amount of sales and other revenues from olverembatinib and other drug candidates that we may commercialize, if any, including the selling prices for such potential products, if and when approved, and the availability of adequate third-party reimbursement;

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the amount and timing of the milestone, royalty and/or other payments we receive under arrangements with our licencees, partners and collaborators, such as our collaboration and licensing agreement with Innovent, or are or may be required to pay under our current and future collaborations, licensing and other similar arrangements, and the terms of those arrangements;

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the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

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selling and marketing costs associated with our current and future products, including the cost and timing of expanding our marketing and sales capabilities;

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the costs of operating as a public company in both Hong Kong and the United States; and

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the time and cost necessary to respond to technological and market developments.

Until we can generate a sufficient amount of revenue, we may finance future cash needs through public or private equity offerings, license agreements, debt financings, collaborations, strategic alliances and marketing or distribution arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. General market conditions or the market price of our ordinary shares or ADSs may not support capital raising transactions such as an additional public or private offering of the ADSs or other securities.
The global economy, including credit and financial markets, has experienced volatility and disruptions recently. While the potential economic impacts brought by the military conflict between Russia and Ukraine, the Israel-Hamas war and tensions in U.S.-China relations are difficult to assess or predict, these conditions have resulted in, and may continue to result in, volatility and disruptions in the capital and credit markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate in accordance with our operating plan, or at all. In addition, any public health emergencies, such as the COVID-19 pandemic, may also cause extreme volatility and disruptions in the capital and credit markets. Our results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including our ability to raise additional capital when needed on favorable terms, if at all. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again or determine not to lower them in a timely manner. Higher interest rates, coupled with reduced government spending and volatility in financial markets, and recent and potential future disruptions in access to bank deposits and lending commitments due to bank failures, may increase economic uncertainty and affect consumer spending.
If adequate funds are not available, we may be required to delay or reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. Therefore, our inability to obtain additional funding when we need it could seriously harm our business.
Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our current or future products and our drug candidates, including olverembatinib.
We may seek additional funding through a combination of equity offerings, government or private party grants, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur debt, issue additional equity, declare dividends, acquire or license intellectual property rights, make capital expenditures and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the ADSs to decline. In the event that we enter into collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties in order to raise capital, we may be required to grant licenses on terms that may not be favorable to us or relinquish valuable rights to our current or future revenue streams or rights to olverembatinib or our other drug candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. We could also potentially have to share or relinquish certain rights to our platform or other assets.
Our credit facility may not be available to us at all or on the same terms as it has in the past.
Our credit facility contains restrictive covenants that primarily limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, conduct material investments or related party transactions, issue bonds, pay dividends, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. In addition, to secure our credit facilities, we may grant security interests from time to time. As of June 30, 2024, bank loans amounting to RMB603.2 million (US$83.0 million) were secured by the pledge of our buildings with a net carrying amount of RMB751.0 million (US$103.3 million) and right-of-use assets with a net carrying amount of RMB27.0 million (US$3.7 million). We also had bank loans guaranteed by two of our subsidiaries. Any failure to satisfy our obligations under these bank loans could lead to foreclosure of the assets that secure these borrowings, disruption to business operations and payment obligations of our relevant subsidiaries, which could materially and adversely affect our business, results of operations and financial condition. There is no guarantee that we will be able to make scheduled payments for the principal and interest on any such loans or meet the restrictive covenants on our credit facility. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such loans. As a result, we would be in default of such loans, and the relevant counterparty could elect to declare the borrowings, together with accrued and unpaid interest and other fees, immediately due and payable and proceed against security interests under the loans, if any. If the borrowings were to be accelerated, our business and liquidity could nevertheless be subject to adverse effects.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.
As of June 30, 2024, Ascentage Pharma Group Inc., our U.S. subsidiary located in Rockville, Maryland, had federal and state net operating loss carryforwards, or NOLs, of US$109.2 million and US$6.2 million, respectively, due to prior period losses. The Tax Cuts and Jobs Act of 2017, or the Tax Act, made broad and complex changes to the U.S. tax code, including changes to the uses and limitations of NOLs. For example, while the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act of 2020, allows for federal NOLs incurred in tax years beginning after December 31, 2017 to be carried forward indefinitely, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs is limited to 80% of current year taxable income. However, NOLs generated prior to January 1, 2018, will still have a 20-year carryforward period, but are not subject to the 80% limitation. Furthermore, our ability to use NOLs is conditioned on Ascentage Pharma Group Inc. achieving and maintaining profitability in the future and generating U.S. federal taxable income. Since we do not know whether or when Ascentage Pharma Group Inc. will generate the U.S. federal taxable income necessary to use its remaining NOLs, its NOLs generated prior to January 1, 2018 could expire unused.
We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.
We were founded in 2009 and did not generate any revenue from product sales until 2021. While we have commercialized olverembatinib in China, we have not received regulatory approval for olverembatinib in the

United States or any other market, and we have no other products approved for commercial sale in any market. Consequently, any predictions you or we make about our future success or viability are subject to significant uncertainty and may not be as accurate as they could be if we had a longer operating history.
We are focused on discovering, developing and commercializing therapies for hematological malignancies. Our limited operating history, particularly in light of the rapidly evolving cancer treatment field, may make it difficult to evaluate our current business and predict our future performance. We will encounter risks and difficulties frequently experienced by clinical-stage companies in rapidly evolving fields. Additionally, as we pursue new indications and enter new markets, we may also encounter additional and new challenges and risks, including those associated with further expanding our global footprint and operations. If we do not address these risks and difficulties successfully, our business will suffer.
We currently have several drug candidates in clinical development and their risk of failure is high. We are unable to predict if these drug candidates or any of our other drug candidates that advance into clinical trials will prove safe or effective in humans or will obtain marketing approval. Because of the uncertainties and risks associated with clinical development activities, we face a significant risk of business failure. We can provide investors with no assurance that we will recover all or any portion of our capital investment in the clinical development of our drug candidates. If we are unsuccessful in addressing these risks, our business will most likely fail and our investors could lose all or substantially all of their investments.
Risks related to clinical development
Outside of China, we have not obtained any marketing authorization for any of our drug candidates. We depend substantially on the success of olverembatinib and our other drug candidates, several of which are in clinical development. Clinical development of drug candidates are inherently uncertain.
To date, we have only obtained regulatory approval for olverembatinib for the treatment of adult patients with CML-CP or CML-AP with the T315I mutation and adult patients with CML-CP that is resistant or intolerant to first- and second-generation TKIs from NMPA. We have not obtained marketing approval for any other drug candidate, or conducted sales and marketing activities necessary for successful commercialization of any approved products outside of China.
We may fail to or be unable to design and execute clinical trials to support marketing approval of olverembatinib (outside of China) or any of our other drug candidates. We cannot be certain that our current or planned clinical trials or any other future clinical trials will be completed on time or be successful. We cannot guarantee that the FDA or foreign regulatory authorities will agree with our study design, protocol or protocol amendments, or statistical plan, or that they will interpret clinical trial results as we do, and more clinical trials could be required before we are able to submit applications seeking approval of our drug candidates. To the extent that the results of the clinical trials are not satisfactory to the FDA or the applicable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our drug candidates, including potential confirmatory or Phase 3 registrational trials. Even if regulatory approval is secured for any of our drug candidates, the terms of such approval may limit the scope and use of our drug candidate, which may also limit its commercial potential.
Our business and the ability to achieve and maintain profitability will depend on the continued commercialization of olverembatinib and the successful development, regulatory approval and commercialization of our drug candidates in key global markets, including olverembatinib in the United States and other jurisdictions. We have invested a significant portion of our efforts and financial resources in expanding the approved indications for olverembatinib in China, extending regulatory approval of olverembatinib to other countries, and the continuing clinical development of our other drug candidates in clinical trials around the world. The successful clinical development of olverembatinib in the United States and other jurisdictions and our other drug candidates will depend on several factors, including:
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successful and timely completion of nonclinical and clinical development of our drug candidates and any future drug candidates, as well as the associated costs, including any unforeseen costs;

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establishing and maintaining relationships with contract research organizations, or CROs, and clinical sites for the clinical development, both in the United States and internationally, of our drug candidates and any future drug candidates;

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timely submission of application for and receipt of marketing approvals from applicable regulatory authorities for any drug candidates for which we successfully complete clinical development;

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receipt of regulatory approvals from the FDA, NMPA and other comparable regulatory authorities for our drug candidates;

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making any required post-marketing approval commitments to applicable regulatory authorities;

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developing an efficient and scalable manufacturing process for our drug candidates, including obtaining finished products that are appropriately packaged for sale;

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establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for drug candidates that we develop, if approved;

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successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether inhouse or with one or more collaborators;

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a continued acceptable safety profile following any marketing approval of our drug candidates;

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commercial acceptance of our drug candidates by patients, the medical community and third-party payors;

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identifying, assessing and developing new drug candidates;

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obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

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protecting our rights in our intellectual property portfolio;

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defending against third-party interference or infringement claims, if any;

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negotiating favorable terms in any collaboration, licensing or other arrangements that may be necessary or desirable to develop, test, manufacture or commercialize our drug candidates, including any rights relating to third-party drug products and therapies used in combination therapies with our drug candidates;

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obtaining coverage and adequate reimbursement by hospitals, government and third-party payors for drug candidates that we develop;

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addressing any competing therapies and technological and market developments; and

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attracting, hiring and retaining qualified personnel.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays in our ability or be unable to successfully complete the clinical development of our drug candidates or commercialize olverembatinib in accordance with the NMPA approval in China, which would materially harm our business and our ability to generate sufficient revenues and cash flows to continue our operations.
We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing our drug candidates, including olverembatinib in the United States or in other jurisdictions outside of China, on a timely or profitable basis, if at all. If we need to transfer a portion of our manufacturing process to commercial partners, we are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our drug candidates can be manufactured under current good manufacturing practice, or cGMP, regulations. It would take a substantial period of time for a contract facility that has not been producing small-molecule therapeutics to begin producing such under cGMP. We cannot be certain that we will be able to contract with any of these companies on acceptable terms, if at all. New manufacturers would also need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such ingredients. Changes in the manufacturing process or facilities will require further comparability analysis and approval by the FDA and other relevant regulatory authorities before implementation, which could delay our clinical trials and drug candidate development, and could require additional clinical trials, including bridging studies and potential confirmatory or Phase 3 registrational trials, to demonstrate consistent and continued safety and efficacy.
We have not submitted any NDA to the FDA for any drug candidate. An NDA or other relevant regulatory filing must include extensive nonclinical and clinical data and supporting information to establish that the drug candidate is safe and effective for each desired indication. The NDA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the drug product. We cannot be certain that our current or future drug candidates will be successful in clinical trials. Further, even if they are successful in clinical trials, our drug candidates or any future drug candidates may not receive regulatory approval. If we do not receive regulatory approvals for current or future drug candidates beyond our NMPA approval for olverembatinib, we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market a drug candidate, our revenue will depend, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights, as well as the availability of competitive products and therapies, whether there is sufficient third-party reimbursement and adoption by physicians.
Aside from the NMPA approvals that we have obtained to date for olverembatinib, if clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of olverembatinib in the United States or the development and commercialization of our other drug candidates.
Before obtaining regulatory approval for the sale of olverembatinib in the United States or in other jurisdictions outside of China or regulatory approval for the sale of other drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval of or commercialize our drug candidates, including, but not limited to:
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regulators, or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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clinical trials of our drug candidates, whether as a monotherapy or a combination therapy, may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

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the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;

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our third-party contractors, including clinical investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including, but not limited to, a finding of a lack of clinical response or a finding that participants are being exposed to unacceptable health risks;

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regulators, IRBs or ethics committees may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

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the cost of clinical trials of our drug candidates may be greater than we anticipate; and

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our drug candidates, drugs that may be used in combination with our drug candidates or drug candidates in the same class as our drug candidates may cause adverse effects, have undesirable side effects or other unexpected characteristics, causing us or our investigators to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if they raise safety concerns, we may:
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be delayed in obtaining regulatory approval for our drug candidates;

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not obtain regulatory approval at all;

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obtain approval for indications that are not as broad as intended;

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have the drug removed from the market after obtaining regulatory approval;

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be subject to additional post-marketing testing requirements;

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be subject to restrictions on how the drug is distributed or used; or

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be unable to obtain reimbursement for use of the drug.

Delays in testing or approvals may result in increases in our drug development costs. We do not know whether any clinical trials will begin as planned, will need to be redesigned or will be completed on schedule, or at all.
Additionally, as some of our drug candidates represent a novel approach to cancer treatment, they carry inherent development risks that could result in delays in clinical development, heightened regulatory scrutiny, or delays in our ability to achieve regulatory approval. We may be required to further develop or modify the protocols related to our drug candidates to demonstrate safety or efficacy, which may delay clinical programs, regulatory approval or commercialization of our drug candidates, including olverembatinib in the United States and other jurisdictions outside of China, if approved. In addition, potential patients and their doctors may be inclined to use conventional standard-of-care treatments rather than enroll patients in any current or future clinical trial.
Significant clinical trial delays also could shorten any periods during which we have the exclusive right to commercialize our drug candidates or allow our competitors to bring drugs to market before we do and impair our ability to commercialize our drug candidates and may harm our business and results of operations.
Our product candidates (including olverembatinib) may cause or be associated with significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.
If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials or in post-approval studies when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective or result in subsequent regulatory limitations, including black box warnings. Treatment-related side effects or other adverse events, whether treatment related or not, that may occur while a patient is on the treatment could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability or other claims. Any of these occurrences may also prevent us from achieving or maintaining market acceptance of the affected product and may harm our business, financial condition and prospects significantly.
If further significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, we may be unable to enroll a sufficient number of patients on a timely basis, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, NMPA, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects. Further, if any of our product candidates obtains marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.
Additionally, if one or more of our drug candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such drugs, a number of potentially significant negative consequences could result, including:
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we may suspend marketing of the drug;

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regulatory authorities may withdraw approvals or revoke licenses of the drug;

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regulatory authorities may require additional warnings on the label or narrow the proposed indication for our drug candidate;

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we may be required to develop a REMS for the drug or, if a REMS is already in place, to incorporate additional requirements under the REMS, or to develop a similar strategy as required by a comparable regulatory authority;

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we may be required to conduct post-market studies;

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we could be sued and held liable for harm caused to subjects or patients; and

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our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved, and could significantly harm our business, results of operations and prospects.
Further, toxicities associated with approved drugs that have not been seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the drug product or the withdrawal of the drug product from the market. We cannot predict whether olverembatinib or our other drug candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on nonclinical studies or early-stage clinical trials.
Many of our drug candidates are being tested or used by patients who are critically ill, who may be unfit for certain medical interventions or for whom there are no other treatments or options, which can result in heightened risk of adverse events, including death.
Our product candidates may be used in populations for which safety concerns may be particularly scrutinized by regulatory agencies. Patients treated with our product candidates may also be undergoing other treatments, including surgery, radiation, chemotherapy and other regimens, any of which can individually or together cause side effects or adverse events, including illness, progression of disease and death, that may not be related to our product candidate but may still impact the success of our clinical trials. Many of our drug candidates are being tested in or used by patients after having failed or developed intolerance or resistance to other therapies or critically ill individuals who are unfit for certain medical interventions or for whom there are no other treatments or options are available. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses or weakened condition. Therefore, it is expected that some of the patients enrolled in our clinical trials or who otherwise receive any approved drugs could die or experience major clinical events either during or after the course of our clinical trials or receiving treatment, which has occurred in the past.

Interim, initial, top-line and preliminary data from our clinical trials that we announce or publish from time to time may materially change as more patient data become available and are subject to audit and verification procedures. We may also selectively report data to explore certain trends that are interesting, but you may not agree with our assessment as to what might be material or appropriate.
From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.
Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our ordinary shares after this offering.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate or drug and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. Hematological malignancies and the other indications for which we develop drug products are inherently complex and heterogeneous, and the existence of certain mutations and biomarkers can impact the response rates and risk of adverse events. The pathways that we target can also implicate different diseases and indications and result in clinical trials where we enroll patients with different diseases. Additionally, these diseases are often treated with multiple lines of therapies resulting in patient populations with different treatment history and resistance or intolerance to certain existing drugs or therapies. Therefore, from time to time, we may also selectively report data for a certain subpopulation of patients that received the study drug in a particular study, such as patients who received a particular dose or patients who have a specific indication or have specific characteristics such as a specified mutation, intolerance to certain treatments or other high risk indicators, or combine similar patients across studies. There is no guarantee that these data cuts will be representative of the indications or subpopulations for which we pursue approval, and there is risk that such data, being either a smaller subset of patients treated or an amalgamation across multiple studies, and conclusions and interpretations may not predict future results. If the interim, top-line or other data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our drug candidates may be harmed, which could harm our business, financial condition and results of operations.
Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.
Preclinical studies and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure or delay can occur at any time during the preclinical or clinical trial process. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same drug candidate due to numerous factors, including, but not limited to, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, patient adherence to the dosing regimen, and other trial protocol elements and the rate of dropout among clinical trial participants. In the case of any trials we conduct, results may differ from earlier trials due to the larger number of clinical trial sites and additional countries and languages involved in such trials. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies or clinical trials. Notwithstanding any potential promising results in earlier studies and trials for any drug candidate, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, in vitro or other laboratory testing, may not be predictive of the results of outcomes in human clinical trials. For example, our drug candidates may demonstrate different chemical, biological and pharmacological properties in patients than they do in laboratory studies or may interact with human biological systems in unforeseen or harmful ways. Drug candidates in clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. The failure of clinical trials to demonstrate safety and efficacy for our desired indications could harm the development of the relevant drug candidate as well as other drug candidates employing the same technology, which could have a significant impact on our product pipeline and future growth prospects. Even if we are able to initiate and complete the necessary clinical trials, the results may not be sufficient to obtain regulatory approval for our drug candidates.
Data obtained from preclinical studies and clinical trials are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. At each phase of clinical development, we must ask for the appropriate authorization from the relevant authorities in applicable jurisdictions before we can conduct clinical trials and then present the results of the clinical trials to these authorities. The authorities may refuse to provide the authorizations necessary for clinical trials or have additional requirements (for example, relating to study protocols, patient characteristics, treatment durations, post-treatment follow-up, certain differences in interpreting results between local regulatory agencies), and in some cases may require additional studies. Any refusal or decision by health authorities to require additional trials or examinations would be likely to result in the discontinuation or delay of the development of the products concerned.
We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such clinical trials are being conducted, by a data safety monitoring board for such clinical trial or by the FDA or comparable foreign regulatory authorities. Clinical trials can be delayed or terminated or fail to meet endpoints for a variety of reasons, including, but not limited to, delays or failures related to:
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the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

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the FDA or comparable foreign regulatory authorities disagreeing with our clinical development strategy or statistical plan;

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changes in governmental regulations or administrative actions;

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delays in our ability to commence a clinical trial;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

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obtaining IRB approval at each clinical trial site;

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recruiting an adequate number of suitable patients to participate in a clinical trial on a timely basis;

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the number of patients required for clinical trials of our drug candidates may be larger than we anticipate;

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having subjects complete a clinical trial or return for post-treatment follow-up;

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clinical trial sites deviating from clinical trial protocol or dropping out of a clinical trial;

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protocol deviations or non-compliance with Good Clinical Practice, or GCP, requirements, or other data integrity reasons, that cause us or the FDA or other regulatory authorities to exclude data from non-compliant sites or investigators, which may cause the trial to be underpowered to meet the endpoints;

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delays by us or our CROs in qualifying or analyzing patient data at the completion of clinical trials;

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failure to demonstrate a benefit from using a drug candidate;

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addressing subject safety concerns that arise during the course of a clinical trial;

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adding a sufficient number of clinical trial sites; or

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obtaining sufficient supply of drug candidate for use in nonclinical studies or clinical trials from third-party suppliers.

Further, conducting clinical trials in foreign countries, as we intend to do for our drug candidates, presents additional risks that may delay completion of our clinical trials. These risks include, but are not limited to, the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, particularly as we move towards the commercial stage of our drug candidates, we may be required to report some of these relationships to the FDA, certain national registers or other applicable agencies and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our drug candidates. If we experience delays in the completion of, or termination of, any clinical trial of our drug candidates, the commercial prospects of our drug candidates will be harmed, and our ability to generate product revenues from any of these drug candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.
If the results of our current and future clinical trials are inconclusive with respect to the efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may:
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incur unplanned costs;

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be delayed in or prevented from obtaining marketing approval for our drug candidates;

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obtain approval for indications or patient populations that are not as broad as intended or desired;

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obtain approval with labeling that includes significant use or distribution restrictions or safety warnings including boxed warnings;

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be subject to changes in the way the drug candidate is administered;

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be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

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have regulatory authorities withdraw their approval of the drug product or impose restrictions on its distribution in the form of a modified Risk Evaluation and Mitigation Strategy, or REMS;

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be subject to the addition of labeling statements, such as warnings or contraindications;

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be sued; or

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experience damage to our reputation.

An absence of or delay in therapeutic response could also result in the delay or even discontinuation of the development of our drug candidates. We cannot guarantee that the development of our drug candidates will ultimately be successful, especially within time frames compatible with our financial resources or market needs. Any failure or delay in the development of these products would have a material adverse effect on our business, income, financial condition and outlook.
Many of our drug candidates are in early stages of clinical trials.
Olverembatinib is our only drug candidate that has received regulatory approval in any jurisdiction. Each of olverembatinib and lisaftoclax are in Phase 3 registrational trials, and we have ongoing clinical trials for alrizomadlin, pelcitoclax, APG-5918 and other product candidates. Regulatory approval generally requires the completion of a Phase 3 clinical trial to test the safety and efficacy of the drug candidate on a large sample of patients unless an expedited program or pathway is granted by relevant regulatory authorities. The timeline between a Phase 1 clinical trial and a Phase 3 clinical trial and subsequent filing of an NDA or foreign equivalent can take several years. We will need to commit substantial time and additional resources to conducting further nonclinical studies and clinical trials before we can submit an NDA or foreign equivalent with respect to any of our drug candidates. We cannot predict with any certainty if or when we might submit an NDA or foreign equivalent for regulatory approval for any of our drug candidates.
We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain drug candidates; these decisions may prove to be wrong and may adversely affect our business.
Our future results of operations are dependent on our ability to successfully discover, develop, obtain regulatory approval for and commercialize drug candidates beyond those we currently have in clinical and nonclinical development. A drug candidate can unexpectedly fail at any stage of nonclinical and clinical development. The historical failure rate for drug candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from nonclinical testing or early clinical trials of a drug candidate may not be predictive of the results that will be obtained in later stage clinical trials of the drug candidate. If we fail to identify potential drug candidates, our business could be materially harmed. The success of other future drug candidates we may develop will depend on many factors, including the following:
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generating sufficient data to support the initiation or continuation of clinical trials;

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obtaining regulatory permission to initiate clinical trials;

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contracting with the necessary parties to conduct clinical trials;

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successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

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the timely manufacture of sufficient quantities of the drug candidate for use in clinical trials; and

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adverse events in the clinical trials.

Research programs to pursue the development of our drug candidates for additional indications and to identify new drug candidates and disease targets require substantial technical, financial and human resources whether or not we ultimately are successful. Even if we identify suitable new drug candidates, such drug candidates may not achieve proof of concept in a cost-effective manner or at all. Our research programs may initially show promise in identifying potential indications and/or drug candidates, yet fail to yield results for clinical development for a number of reasons, including, but not limited to:
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the research methodology used may not be successful in identifying potential indications and/or drug candidates;

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potential drug candidates may, after further study, be shown to have harmful adverse effects or other characteristics that make them unmarketable or unlikely to receive regulatory approval; or

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it may take greater human and financial resources to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs than we will possess, thereby limiting our ability to diversify and expand our drug portfolio.

Because we have limited financial and managerial resources, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Decision-making about which drug candidates or other indications to prioritize involves inherent uncertainty. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms and drug candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.
Accordingly, there can be no assurance that we will be able to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential drug candidates or other potential programs that ultimately prove to be unsuccessful.
If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:
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the size and nature of the patient population;

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the patient eligibility criteria defined in the protocol;

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the size of the study population required for analysis of the trial’s primary endpoints;

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the proximity of patients to trial sites;

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the design of the trial;

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our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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competing clinical trials for similar therapies or other new therapeutics;

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clinicians’ and patients’ perceptions as to the potential advantages and side effects of the drug candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

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our ability to obtain and maintain patient consents;

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the risk that patients enrolled in clinical trials will not complete a clinical trial; and

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the availability of approved therapies that are similar in mechanism to our drug candidates.

Our clinical trials will compete with other clinical trials for drug candidates that are in the same therapeutic areas as our drug candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors, or they may fail to meet the enrollment criteria due to having been on certain treatments previously. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.
Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates.

We develop drug candidates in combination with other therapies, which exposes us to additional risks.
We develop drug candidates in combination with one or more other approved or unapproved therapies. Even if any drug candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our drug product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our drug candidates are replaced as the standard of care for the indications we choose for any of our drug candidates, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own drug products, if approved, being removed from the market or being less successful commercially.
We also may choose to evaluate drug candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our drug product. In addition, unapproved therapies face the same risks described with respect to our drug candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval. If the FDA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with our drug candidate we develop, we may be unable to obtain approval of or market such combination therapy.
Changes in methods of drug candidate manufacturing or formulation may result in additional costs or delay.
As drug candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our drug candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our drug candidates and jeopardize our ability to commercialize our drug candidates, if approved, and generate revenue.
Risks related to obtaining regulatory approval
The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.
Our drug candidates, including olverembatinib, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. Before we can commercialize and market any of our drug candidates, we must obtain marketing approval for the desired indication and patient population.
Obtaining approval by the FDA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the drug candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. For example, if the FDA or other regulatory authority requires us to change our study protocol or design to enroll more diverse patients or additional clinical sites, our clinical trial plans may be delayed.

Further, securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval for our drug candidates, the FDA and other comparable foreign regulatory authorities may approve our drug candidates for a more limited indication or a narrower patient population than we originally requested or may impose other prescribing limitations or warnings that limit the drug candidate’s commercial potential. We have not submitted for, or obtained, regulatory approval for any drug candidate, and it is possible that none of our drug candidates will ever obtain regulatory approval. Further, development of our drug candidates or regulatory approval may be delayed for reasons beyond our control.
We have obtained NMPA approval for olverembatinib for the treatment of adult patients with CML-CP with the T315I mutations, CML-AP with the T315I mutations, and CML-CP resistant or intolerant to first and second-generation TKIs, and we are authorized to market olverembatinib for these approved indications in China. However, in order to market in other regions such as the United States and other jurisdictions, we must obtain separate regulatory approvals or clearances. None of our other drug candidates have received approval from any regulatory authority. It is possible that none of our existing drug candidates or any drug candidates we may discover, in-license or acquire and seek to develop in the future will ever obtain regulatory approval.
Our drug candidates could fail to receive regulatory approval from the FDA, NMPA or a comparable regulatory authority for many reasons, including:
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such regulatory authority’s disagreement with the design or implementation of our clinical trials;

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failure to demonstrate that a drug candidate is safe and effective for its proposed indication;

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failure of clinical trial results to meet the level of statistical significance required for approval;

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failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

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data integrity issues related to our clinical trials;

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such regulatory authority’s disagreement with our interpretation of data from preclinical studies or clinical trials;

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the insufficiency of data collected from clinical trials of our drug candidates to support the submission and filing of a NDA or other submission to obtain regulatory approval;

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the FDA, NMPA or comparable regulatory authority’s finding of deficiencies related to the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

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changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval.

The FDA, NMPA or a comparable regulatory authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that is not desirable for the successful commercialization of that drug candidate. In addition, if our drug candidate produces undesirable side effects or safety issues, the FDA may approve any of our drug candidates for fewer or more limited indications than we request, may impose significant limitations in the form of narrow indications, warnings or a REMS. Regulatory authorities may not approve the price we intend to charge for drug products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate, or restrict distribution of our drug candidates and impose burdensome implementation requirements on us. Any of the foregoing scenarios could materially harm the commercial prospects of our drug candidates.
Of the large number of drugs in development, only a small percentage successfully complete the FDA or comparable foreign regulatory approval processes and are commercialized. The lengthy approval processes as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our drug candidates, which would significantly harm our business, results of operations and prospects.
The FDA, NMPA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.
The acceptance of study data by the FDA, NMPA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States or vice versa, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, NMPA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time- consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.
Uncertainty in the regulatory framework could also result in disruption to the supply and distribution as well as the import/export both of active pharmaceutical ingredients and finished product. Such a disruption could create supply difficulties for ongoing clinical trials. The cumulative effects of the disruption to the regulatory framework, uncertainty in future regulation, and changes to existing regulations may increase our development lead time to marketing authorization and commercialization of products in the United States and/or other jurisdictions and increase our costs. We cannot predict the impact of such changes and future regulation on our business or the results of our operations.
If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as Category 1 drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such Category 1 designation, it may not lead to a faster development, review or approval process.
The NMPA categorizes domestically-manufactured innovative drug applications as Category 1, provided such drug has a new and clearly defined structure, pharmacological property and apparent clinical value and has not been marketed anywhere in the world. Domestically developed and manufactured innovative drugs will be attributed to Category 1 for their clinical trial application, or CTA, and NDA applications. While some multinational pharmaceutical companies may file CTAs with the NMPA prior to approval of a drug in another country in order to take advantage of Category 1 classification, such drug will most likely be assigned to Category 5 for NDA approval purposes because, based on historical observations, multinational pharmaceutical companies will typically not prioritize applying for local manufacturing rights in China, hence subjecting the drug to the imported drug status. The imported drug registration pathway is more complex and is evolving. Imported drug registration applications in China may only be submitted after a drug has obtained an NDA approval and received the Certificate of Pharmaceutical Product granted by a major drug regulatory authority, such as the FDA. A Category 1 designation by the NMPA may not be granted for any of our drug candidates or may not lead to faster development or regulatory review or approval process. Moreover, a Category 1 designation does not increase the likelihood that our drug candidates will receive regulatory approval.
Further, there have been recent regulatory initiatives in China regarding clinical trial approvals, the evaluation and approval of certain drugs and medical devices and the simplification and acceleration of the clinical trial process. For more information, see “Regulation—PRC regulation.”
The regulatory environment in China has substantially changed in recent years and may change further in the future in unpredictable ways. Any future policies, or changes to current policies, that NMPA approves might require us to change our planned clinical study design or otherwise spend additional resources and effort to obtain approval of our drug candidates. In addition, policy changes may contain significant limitations related to use restrictions for certain age groups, warnings, precautions, or contraindications, or may be subject to burdensome post-approval study or risk management requirements.
Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.
Where possible, we plan to pursue accelerated development strategies in areas of high unmet need. We may seek an accelerated approval pathway for one or more of our drug candidates. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act of 1938, or FDCA, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a drug candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the drug candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The Food and Drug Omnibus Reform Act made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.
The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.
Prior to seeking such accelerated approval, we will seek feedback from the FDA and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our drug candidate would result in a longer time period to commercialization of such drug candidate, could increase the cost of development of such drug candidate and could harm our competitive position in the marketplace.
A Fast Track designation by the FDA, even if granted for any of our drug candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our drug candidates will receive regulatory approval.
Olverembatinib has been granted Fast Track designation from the FDA for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. In the United States, Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the drug candidate and the specific indication for which it is being studied. If any of our drug candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.
To the extent we obtain orphan drug designation, rare pediatric disease and/or Fast Track designation, we may not be able to maintain or take advantage of all the benefits associated with such designation(s) for our drug candidates. Further, orphan drug exclusivity may not prevent the FDA, NMPA or other comparable foreign regulatory authorities, from approving competing products.
Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a disease with a patient population of fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the product for the indication can be recovered by sales of the product in the United States. Generally, if a drug with an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or NMPA from approving another marketing application for the same drug for the same indication during the period of exclusivity. The applicable period is seven years in the United States and 10 years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or NMPA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.
In particular, olverembatinib was granted orphan drug designation by FDA for the treatment of CML, AML, ALL, and GIST, and a Fast-Track Designation for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Such designations may not effectively protect the drug candidate from competition because different drugs can be approved for the same condition and the same drugs can be approved for a different condition but used off-label for any orphan indication we may obtain. Even after an orphan drug is approved, the FDA can subsequently approve a drug that is otherwise the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.
In response to the court decision in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), in January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order—that is, the agency will continue tying the scope of orphan- drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug candidate any advantage in the regulatory review or approval process or entitles the drug candidate to priority review.
Under the rare pediatric disease designation and priority review voucher, or PRV, program, a sponsor that receives an approval for a drug product for a rare pediatric disease may qualify for a voucher that can be redeemed to receive priority review for a different product. The sponsor may transfer or sell the voucher to another sponsor. FDA awards rare pediatric disease PRVs to sponsors of rare pediatric disease products that are approved and meet certain criteria. Prior to submitting a marketing application for its drug, a sponsor may request rare pediatric disease designation. Under the current provisions of the law, the rare pediatric disease PRV program will begin to sunset after September 30, 2024. To date, we have received rare pediatric disease designation for at least one of our drug candidates, but changes to the rare pediatric disease program can impact our ability to realize the full benefits of the designation.
Even if one or more of our product candidates receive Fast Track designation, we may be unable to obtain or maintain the benefits associated with the Fast Track designation. Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any of our product candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.
Regulatory approval may be substantially delayed or may not be obtained for our drug candidates (including olverembatinib outside of China) if regulatory authorities require additional time or studies to assess the safety and efficacy of our drug candidates.
If regulatory authorities require additional time or studies to assess the safety or efficacy of our drug candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for any or all of our drug candidates. Preclinical studies and clinical trials required to demonstrate the safety and efficacy of our drug candidates are time consuming and expensive and together take several years or more to complete. Delays in regulatory approvals or rejections of applications for regulatory approval in the United States, the PRC or other markets may result from many factors, including:
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regulatory requests for additional analyses, reports, data, nonclinical studies and clinical trials;

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regulatory questions regarding interpretations of data and results and the emergence of new information regarding our drug candidates or other products;

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clinical holds, or partial clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

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failure to reach agreement with the FDA, NMPA or other regulators regarding the scope or design of our clinical trials;

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delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

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our inability to enroll a sufficient number of patients who meet the inclusion and exclusion criteria in a clinical trial;

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our inability to conduct a clinical trial in accordance with regulatory requirements or our clinical trial protocols;

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clinical sites and investigators deviating from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

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failure of our third-party CROs to satisfy their contractual duties or regulatory requirements or meet expected deadlines;

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delay or failure in adding new clinical trial sites;

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ambiguous or negative interim results, or results that are inconsistent with earlier results;

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unfavorable or inconclusive results of clinical trials and supportive nonclinical studies, including unfavorable results regarding effectiveness of drug candidates during clinical trials;

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feedback from the FDA, NMPA, an IRB or ethics committee, data safety monitoring boards, or comparable entities, or results from earlier stage or concurrent preclinical studies and clinical trials, that might require modification to the protocol;

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unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

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decision by the FDA, NMPA, an IRB or ethics committee, comparable entities, or us, or recommendation by a data safety monitoring board or comparable regulatory entity, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

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failure to demonstrate a benefit from using a drug candidate;

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our inability to obtain approval from IRBs or ethics committees to conduct clinical trials at their respective sites;

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manufacturing issues, including problems with manufacturing or timely obtaining from third parties sufficient quantities of a drug candidate for use in a clinical trial; and

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difficulty in maintaining contact with patients after treatment, resulting in incomplete data.

Changes in regulatory requirements and guidance may also occur, and we may need to amend clinical trial protocols submitted to applicable regulatory authorities to reflect these changes. Amendments may require us to resubmit clinical trial protocols to IRBs or ethics committees for re-examination, which may impact the costs, timing or successful completion of a clinical trial.
If we are required to conduct additional clinical trials or other studies with respect to any of our drug candidates beyond those that we initially contemplated, if we are unable to successfully complete our clinical trials or other studies or if the results of these studies are not positive or are only modestly positive, we may be delayed in obtaining regulatory approval for that drug candidate, we may not be able to obtain regulatory approval at all or we may obtain approval for indications that are not as broad as intended. Our drug development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process. Significant clinical trial delays could allow our competitors to bring drugs to market before we do and impair our ability to commercialize our drug candidates, if and when approved. If any of this occurs, our business will be materially harmed.
Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our drug candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval of a drug candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the drug candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our drug products is also subject to approval.
We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of drug candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our drug products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our potential drug candidates will be harmed.
Disruptions at the FDA, the SEC and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
To the extent the FDA’s normal operations are disrupted or delayed, for example due to travel restrictions, public health or geopolitical issues, staffing shortages or lack of funding, the FDA may not be able to complete the necessary inspections or provide feedback in a timely manner during our clinical development or review period. If any such delays or disruptions were to occur, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Even if we receive regulatory approval for our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.
If our drug candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable regulatory authorities in China and other jurisdictions.
Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, NMPA and comparable regulatory authority requirements, including, in the United States, ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to any inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
Any regulatory approvals that we receive for our drug candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug. The FDA may also require a REMS program as a condition of approval of our drug candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, NMPA or a comparable regulatory authority approves our drug candidates, we will have to comply with requirements including, for example, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP for any clinical trials that we conduct post-approval.

The FDA may seek to impose a consent decree or withdraw marketing approval if compliance with regulatory requirements is not maintained or if problems occur after the drug reaches the market. Later discovery of previously unknown problems with our drug candidates, including adverse events, or AEs, of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of our drug candidates, withdrawal of the product from the market or voluntary product recalls;

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fines, untitled or warning letters or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications submitted by us or withdrawal of approvals;

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product seizure or detention, or refusal to permit the import or export of our drug candidates; and

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injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for their approved indications and for use in accordance with the provisions of the approved label. The FDA, NMPA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA, NMPA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.
In addition, if we were able to obtain accelerated approval of any of our drug candidates, the FDA would require us to conduct a confirmatory study to verify the predicted clinical benefit and additional safety studies. Other comparable regulatory authorities outside the United States, such as the NMPA, may have similar requirements. The results from the confirmatory study may not support the clinical benefit, which would result in the approval being withdrawn. While operating under accelerated approval, we will be subject to certain restrictions that we would not be subject to upon receiving regular approval.
Furthermore, our research operations and manufacturing facilities are in the PRC. The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. See “Regulation—PRC regulation” for a discussion of regulatory requirements that are applicable to our current and planned business activities in the PRC. In recent years, the regulatory framework in the PRC regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in the PRC and reduce the current benefits we believe are available to us from developing and manufacturing drugs in the PRC. Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in the PRC. We believe our strategy and approach is aligned with the Chinese government’s policies, but we cannot ensure that our strategy and approach will continue to be aligned.

Risks related to commercialization
We are substantially dependent on the commercial success of olverembatinib. If we are unable to maintain or increase sales of olverembatinib, our ability to generate revenue and our financial condition will be adversely affected.
We are substantially dependent on the commercial success of olverembatinib, our only product approved for sale in China. Sales of olverembatinib in China accounted for substantially all of our revenues for the six months ended June 30, 2024 and 2023 and the years ended December 31, 2023 and 2022, and we expect our revenues to continue to be driven primarily by sales of olverembatinib in the near term. Our ability to successfully market olverembatinib and our other current and future drug candidates depends on numerous factors, including but not limited to those described elsewhere in this section, some of which are beyond our control. If we are unable to obtain regulatory approval for olverembatinib in the United States, or if we are unable to continue to commercialize olverembatinib successfully in China or commercialize our other current and future drug candidates or are unable to obtain a distributor or partner to commercialize them, we may generate substantially less revenue or may not be able to generate any revenue. This would result in an adverse effect on our business, financial condition, results of operations and growth prospects.
If we are not able to obtain, or experience delays in obtaining, required regulatory approvals for our drug candidates (including olverembatinib outside of China), we will not be able to commercialize our drug candidates in the markets that we desire, and our ability to generate revenue will be materially impaired.
We became a commercial-stage company in 2021 upon commercialization of olverembatinib in China. We have not received regulatory approval to market olverembatinib in the United States or any market outside of China and, other than olverembatinib, do not have any drug candidates that have gained regulatory approval for sale in the United States, the PRC or any other country, and we cannot guarantee that we will ever have internally developed drugs approved for commercialization outside of China. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize our drug candidates in a timely manner. We cannot commercialize any products or drug candidates without first obtaining regulatory approval to market each drug from the FDA, NMPA and/or comparable regulatory authorities. We are currently conducting Phase 3 registrational trials for olverembatinib and lisaftoclax in the United States, and certain of our other drug candidates are also currently undergoing clinical trials. We cannot predict whether these trials and future trials will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date.
Before obtaining regulatory approvals for the commercial sale of any drug candidate for a target indication, we must demonstrate in preclinical studies and well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, that the drug candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. Regulatory authorities outside of the United States, such as the NMPA, also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our drug candidates. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking non-U.S. regulatory approval could require additional nonclinical studies or clinical trials, which could be costly and time consuming. The non-U.S. regulatory approval process may include all of the risks associated with obtaining FDA approval. For all of these reasons, we may not obtain non-U.S. regulatory approvals on a timely basis, if at all. For details of requirements to obtain regulatory approvals in the PRC or the United States, please see the section titled “Regulation” in this prospectus.
The process to develop, obtain regulatory approval for and commercialize drug candidates is long, complex and costly both inside and outside the United States and the PRC, and approval is never guaranteed. Even if olverembatinib and our other drug candidates were to successfully obtain approval from the relevant regulatory authorities, any approval might significantly limit the approved indications for use, or require that precautions, contraindications or warnings be included on the product labeling, or require expensive and time-consuming post- approval clinical trials or surveillance as conditions of approval. Following any approval for commercial sale of our drug candidates, certain changes to the drug, such as changes in manufacturing processes and additional labeling claims, may be subject to additional review and approval by the FDA, NMPA and comparable regulatory authorities. Also, regulatory approval for any of our drug candidates may be withdrawn. If we are unable to obtain regulatory approval for our drug candidates in one or more jurisdictions, or any approval contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our drug candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue the development of any other drug candidate in the future.
We have and may continue to license commercialization or other rights and pursue other forms of collaboration worldwide, which can expose us to additional risks of conducting business in additional international markets.
Non-U.S. markets are an important component of our growth strategy. We intend to focus on additional opportunities in the PRC, in particular but may also pursue partnerships in other geographies. Our ability to enter into partnerships will depend in large part on whether we are able to successfully demonstrate that our small-molecule drug candidates are attractive novel therapies for cancer. If we fail to obtain licenses or enter into collaboration arrangements with third parties in these markets, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:
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efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of drug candidates;

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changes in a specific country’s or region’s political and cultural climate or economic condition;

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differing regulatory requirements for drug approvals and marketing internationally;

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difficulty of effective enforcement of contractual provisions in local jurisdictions;

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potentially reduced protection for intellectual property rights;

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potential third-party patent rights;

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unexpected changes in tariffs, trade barriers and regulatory requirements;

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economic weakness, including inflation or political instability, particularly in non-U.S. economies and markets;

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compliance with tax, employment, immigration and labor laws for employees traveling abroad;

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the effects of applicable non-U.S. tax structures and potentially adverse tax consequences;

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currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;

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workforce uncertainty and labor unrest, particularly in non-U.S. countries where labor unrest is more common than in the United States;

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the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a non-U.S. market with low or lower prices rather than buying them locally;

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failure of our employees, agents, representatives, business partners and third-party intermediaries to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act of 1977, or the FCPA;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.
We have limited commercialization experience, and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our other products that receive regulatory approval on our own or together with collaborators.
We have limited experience as a commercial organization, and we have no commercialization experience in the United States. Although we have commercialized olverembatinib in China, we may lack the necessary expertise, personnel and resources to successfully commercialize olverembatinib in the United States or any other key global markets, and we may not be successful in commercializing any of our other products that receive regulatory approval on our own or together with collaborators, if at all.
Factors that may affect our ability to commercialize any of our drug candidates on our own include, but are not limited to, recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our drug candidates and other unforeseen costs associated with expanding our sales and marketing organization outside of China. Developing a sales and marketing organization in a new market requires significant investment, is time-consuming and could delay the launch of our drug candidates. We may not be able to build an effective sales and marketing organization in the United States or other key global markets. If we are unable to build our own sales and marketing capabilities or to find suitable partners for the commercialization of our drug candidates, we may have difficulties generating revenue from them.
If we are unable to, or decide not to, further develop internal sales, marketing and commercial distribution capabilities for any or all of our drug candidates, we will likely pursue collaborative arrangements regarding the sales and marketing of our drug candidates. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or whether they will have effective sales forces. We would have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our drug candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our drug candidates.
There can be no assurance that we will be able to further develop and successfully maintain internal sales and commercial distribution capabilities outside of China or establish or maintain relationships with third-party collaborators to successfully commercialize any product, and as a result, we may not be able to generate substantial product sales revenue.
We face substantial competition, which may result in others discovering, developing or commercializing competing drugs before or more successfully than we do.
The development and commercialization of new drugs is highly competitive and characterized by rapidly advancing technologies, with a strong emphasis on proprietary products. We face competition with respect to olverembatinib, our current drug candidates and any future drugs that we may develop or in-license from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies, including AbbVie, Astex, Boehringer Ingelheim, Fulcrum, Kartos, Novartis, Oric and Takeda that currently market and sell drugs or are pursuing the development of drugs that are addressing similar pathways and mechanisms of actions as our drug candidates. See the section title “Business—Competition.” Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Additionally, beyond companies targeting the same pathways, there are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These new treatments can change the standard of care, and tolerance for safety and expectations for efficacy and can also impact the addressable patient population, the adoption of our drug candidates, if approved, by patients and healthcare providers and payors as well as pricing and reimbursement.
Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we may develop. Our competitors also may obtain approval from the FDA, NMPA or other comparable regulatory authorities for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market and or slow our regulatory approval.
Our drug candidates, if approved under an NDA, could face generic competition earlier than expected. The enactment of the Generic Drug User Fee Amendments of 2012 as part of the Food and Drug Administration Safety and Innovation Act of 2012 established a user fee program to generate hundreds of millions of dollars in funding for the FDA’s generic drug review program. Funding from the user fee program, along with performance goals that the FDA negotiated with the generic drug industry, could significantly decrease the timeframe for FDA review and approval of generic drug applications. In addition, the pricing of our drug candidates depend, and the pricing of our drug candidates, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. If we or our partners are forced to reduce the prices of our drug candidates, or if sales of our drug candidates fall, due to competitive pricing, our revenue will be negatively affected.
Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
The market opportunities for our drug candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.
Cancer therapies are sometimes characterized as first line, second line or third line, and the FDA often approves new therapies initially only for third line use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, hormone therapy, surgery or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, mAb drugs, tumor targeted small molecules or a combination of these. Third line therapies can include bone marrow transplantation, mAb and small molecule targeted therapies, more invasive forms of surgery and new technologies. In markets with approved therapies, we expect to initially seek approval of our drug candidates as a later stage therapy for patients who have failed other approved treatments. Subsequently, for those drugs that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second line therapy and potentially as a first line therapy, but there is no guarantee that our drug candidates, even if approved, would be approved for second line or first line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval for second line or first line therapy.
Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive later stage therapy and who have the potential to benefit from treatment with our drug candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our drug candidates may be limited or may not be amenable to treatment with our drug candidates. Even if we obtain significant market share for our drug candidates, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications, including use as a first or second line therapy.
Our market opportunities may also be limited by competitor treatments that may enter the market. See “—We face substantial competition, which may result in others discovering, developing or commercializing competing drugs before or more successfully than we do.”
Any of our drug candidates that receive regulatory approval may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
Any of our drug candidates that receive regulatory approval may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these treatments to the exclusion of our drug candidates. In addition, physicians, patients and third-party payors may prefer other novel products to ours. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant product sales revenues and we may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:
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the clinical indications for which our drug candidates are approved;

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physicians, hospitals, cancer treatment centers and patients considering our drug candidates, if approved, as a safe and effective treatment;

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the potential and perceived advantages of our drug candidates over alternative treatments;

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the prevalence and severity of any side effects;

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product labeling or product insert requirements of the FDA, NMPA or other comparable regulatory authorities;

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the timing of market introduction of our drug candidates as well as competitive drugs;

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the cost of treatment in relation to alternative treatments;

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the amount of upfront costs or training required for physicians to administer our drug candidates;

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the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

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the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities;

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relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

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the effectiveness of our sales and marketing efforts.

Certain of our drug candidates represent a departure from more commonly used methods for cancer treatment, and potential patients and their doctors may be inclined to use conventional standard-of-care treatments rather than any of our drug candidates, if approved. This may have a material impact on our ability to generate revenues from our drug candidates. Further, given the novelty of our drug candidates, the end users and medical personnel may require a substantial amount of education and training.

If our drug candidates fail to achieve or maintain market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue. Even if our drug candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our drug candidates, are more cost effective or render our drug candidates obsolete.
We currently manufacture, and intend to continue to manufacture, at least a portion of our drug candidates ourselves. Delays in completing and receiving regulatory approvals for our manufacturing facility could delay our development plans and thereby limit our revenues and growth.
Our Suzhou facility, our global research and development center and manufacturing facility, has more than 200,000 square feet of space, and the manufacturing capacity for both oral solid tablets and capsules is up to 250 million dosage units per year. We also maintain manufacturing capability for lyophilized formulations at the Suzhou center, and we lease a facility in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates.
In addition to the risks described in “—Risks related to our reliance on third parties,” our manufacturing facilities will be subject to ongoing, periodic inspection by the FDA, NMPA or other comparable regulatory agencies to ensure compliance with cGMP. Our failure to follow and document our adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for clinical or, in the future, commercial use, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our drug candidates. We also may encounter problems with the following:
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achieving adequate or clinical-grade materials that meet FDA, NMPA or other comparable regulatory agency standards or specifications with consistent and acceptable production yield and costs;

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shortages of qualified personnel, raw materials or key contractors; and

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ongoing compliance with cGMP regulations and other requirements of the FDA, NMPA or other comparable regulatory agencies.

Failure to comply with applicable regulations could also result in sanctions being imposed on us, including fines, injunctions, civil penalties, a requirement to suspend or put on hold one or more of our clinical trials, failure of regulatory authorities to grant marketing approval of our drug candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our drug candidates, operating restrictions and criminal prosecutions, any of which could harm our business.
Developing advanced manufacturing techniques and process controls is required to fully utilize our facilities. Advances in manufacturing techniques may render our facilities and equipment inadequate or obsolete.
To produce our drug candidates in the quantities that we believe will be required to meet anticipated market demand for any of our drug candidates, if approved, we will need to increase, or “scale up,” the production process by a significant factor over the initial level of production. If we are unable to do so, are delayed, or if the cost of this scale up is not economically feasible for us or we cannot find a third-party supplier, we may not be able to produce our drug candidates in a sufficient quantity to meet future demand.
We may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our drug candidates or any future drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a drug product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example:
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changes to our manufacturing arrangements;

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additions or modifications to drug product labeling;

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the recall or discontinuation of our drug products; or

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additional record-keeping requirements.

If any such changes were to be imposed, they could adversely affect the operation of our business. In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA contained provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. In December 2020, the U.S. Centers for Medicare & Medicaid Services, or CMS, issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. The American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business.
In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how additional challenges and healthcare reform measures of the Biden administration will impact the ACA. Complying with any new legislation and regulatory requirements could be time-intensive and expensive, resulting in a material adverse effect on our business.
The Bipartisan Budget Act of 2018 also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS has published a final rule to give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Other legislative changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and will remain in effect through 2032, with the exception of a temporary suspension implemented under various COVID-19 relief legislation, unless Congress takes further action.
There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, in August 2022, Congress passed the IRA, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Various industry stakeholders, including pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of IRA are unconstitutional. The impact of these judicial challenges as well as other legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drug candidates, if approved.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our drug products, once approved, or put pressure on our drug product pricing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our drug products. Further, FDA recently authorized the state of Florida to import certain prescription drugs from Canada for a period of two years to help reduce drug costs, provided that Florida’s Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.
Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.
There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare or impose price controls may adversely affect:
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the demand for our drug candidates, if we obtain regulatory approval;

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our ability to set a price that we believe is fair for our drug products;

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our ability to obtain coverage and reimbursement approval for a drug product;

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our ability to generate revenue and achieve or maintain profitability;

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the level of taxes that we are required to pay; and

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the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.
We expect that other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drug candidates. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure to what extent the trajectory of these legislative and regulatory proposals will be implemented by the federal and state governments, whether additional legislative changes will be enacted, whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.
We may be subject, directly or indirectly, to applicable U.S. federal and state anti-kickback, false claims laws, physician payment transparency laws, fraud and abuse laws or similar healthcare, privacy, and security laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our drug products for which we obtain marketing approval. Similarly, our participation in the federal health care programs and acceptance of federal grant funding may subject us to federal false claims laws, civil penalties and assessments, criminal prosecution, and other administrative, civil, and criminal remedies.
In addition to FDA restrictions on the marketing of pharmaceutical products, pharmaceutical manufacturers who obtain FDA approval for any drug candidates and who begin commercializing those drugs in the United States may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. The activities of pharmaceutical manufacturers are also subject to regulation by numerous regulatory authorities include CMS, other divisions of the Department of Health and Human Services, or DHHS, the Department of Justice, or DOJ, the Drug Enforcement Administration, or DEA, the Consumer Product Safety Commission, or CPSC, the Federal Trade Commission, or FTC, the Occupational Safety & Health Administration, or OSHA, the Environmental Protection Agency, or EPA, and state and local governments. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, pharmaceutical manufacturers who have approved drug products on the market may be subject to patient privacy regulation by both the federal government and the states in which they conduct business. If any of our drug candidates, including olverembatinib in the United States, are approved, our operations may be subject to such patient privacy regulations.
Additionally, we may be subject to state and non-U.S. equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties.

Finally, there are federal, state, and non-U.S. laws governing the privacy and security of health and other information, many of which differ from each other in significant ways and often are not preempted by the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act, or HIPAA, thus complicating our compliance efforts.
Because of the breadth of these laws and regulations, and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws or regulations.
Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including penalties, fines, disgorgement, imprisonment and/or exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the U.S. government under the federal False Claims Act as well as the false claims laws of several states.
Law enforcement authorities are increasingly focused on enforcing these laws and regulations, and it is possible that some of our practices may be challenged under these laws or regulations. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare and other laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude or perceive that our business practices, including our arrangements with physicians and other healthcare providers, some of whom receive stock options as compensation for services provided, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse, healthcare, or other laws and regulations. If we fail or are perceived to fail to comply with any such laws or regulations, or any litigation, investigation, proceeding, or other action is initiated against us, including if we are not successful in defending ourselves or asserting our rights, it could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, remedial measures, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational and financial harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our drug candidates outside the United States will also likely subject us to non-U.S. equivalents of the healthcare laws mentioned above, among other non-U.S. laws.
If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which may also adversely affect our business.
We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.
We are subject to stringent and often unsettled laws, regulations, policies and contractual obligations related to privacy, data protection and information security, and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.
We are subject to privacy, data protection and information security laws and regulations that apply to the collection, transmission, storage and use of personal information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy, data protection and information security continues to evolve in jurisdictions worldwide, and there has been an increasing focus on these issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
If we are unable to properly protect the privacy and security of personal information, we could be found to have breached our policies or contracts. Further, if we fail to comply with applicable privacy and data protection laws and regulations, including in connection with our clinical trials, we could face significant administrative, civil and criminal penalties. In addition to federal regulators, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy or security of the personal information of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.
Privacy, data protection and information security regulation is evolving at both the domestic and international level. Laws in all 50 U.S. states require businesses to provide notice under certain circumstances to governmental authorities and affected individuals in connection with certain breaches of personal information, and, in the future, we may be required to notify applicable governmental authorities and affected individuals in the event of a data breach or other data security incident. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, or CPRA and collectively, CCPA, and several other state laws have introduced new data protection and privacy rights, requiring covered companies to provide new disclosures, and in some cases, introducing a private right of action for certain data breaches. The CCPA broadly defines personal information and provides for administrative fines of up to US$7,500 per violation and allows private litigants affected by certain data breaches to recover potentially significant statutory damages. Other states also have enacted laws and regulations relating to privacy and information security, including certain sector-specific laws, such as Washington’s My Health, My Data Act, and comprehensive privacy laws (including, for example, such laws in Virginia, Colorado, Connecticut and Utah). Similar laws are being considered in several other states, as well as the federal and local levels, reflecting a global trend toward more stringent privacy and information security legislation. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we may become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs or changes in business practices and policies. These laws may apply directly to our business or indirectly by contract when we provide services to other companies. If we become subject to these new or additional privacy laws, the risk of enforcement actions against us could increase.
In addition, the European Union’s General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect on May 25, 2018 in respect of processing operations carried out in the context of the activities of an establishment in the European Economic Area, or EEA, and any processing relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. Also, notwithstanding the United Kingdom’s, or UK’s, withdrawal from the European Union, or EU, by operation of the so-called UK GDPR, the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of the activities of an establishment in the UK, and any processing relating to the offering of goods or services to individuals in the UK and/or monitoring of their behavior in the UK. Accordingly, where we refer to the GDPR, we are referring to the UK GDPR in the context of UK processing operations, unless the context requires otherwise.
The GDPR provides that EEA member states and the UK may make their own further laws and regulations to introduce specific requirements in certain areas, including related to the processing of ‘special categories of personal data,’ including personal data related to health and genetic data. This may lead to greater divergence among the laws and regulations that apply to the processing of personal data across the EEA and United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such laws and regulations could also limit our ability to collect, use, share and otherwise process personal data in the context of our EEA and/or UK establishments (regardless of where any such processing occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
The GDPR imposes accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. The GDPR imposes certain other onerous obligations, including: obligations for controllers and processors to appoint data protection officers in certain circumstances; increased transparency obligations to data subjects for controllers; obligations to honor increased rights for data subjects; obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; and the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority(ies) and affected individuals. In addition, the GDPR provides for an expansive definition of personal data (including, for example, ‘pseudonymized’ and key-coded data).
The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA and UK, including the United States, known as ‘third countries,’ in respect of which the European Commission or other relevant regulatory body has not issued a so-called ‘adequacy decision’, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. This is an area of evolving complexity and achieving effective compliance with changing requirements and guidance in relation to data transfers from the EEA and UK is challenging. Standard contractual clauses approved by the European Commission and/or UK Information Commissioner’s Office (as applicable) remain, in principle, a basis on which to effect such transfers, but the standard contractual clauses alone may not suffice in all circumstances. Use of the standard contractual clauses must be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country. If we are unable to implement sufficient safeguards to ensure that any transfers of personal data from the EEA and UK are lawful, we may face increased exposure to regulatory action(s), substantial fines and injunctions against processing personal data from the EEA and UK. An inability to lawfully transfer personal data out of the EEA and UK to the United States or any other jurisdictions may (1) restrict our activities in the EEA and UK, (2) limit our ability to conduct clinical trials in the EEA and UK and/or to work with partners, service providers, contractors and other companies subject to European data protection laws and regulations and/or (3) require us to increase our data processing capabilities in the EEA and UK at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations—any or all of which could adversely affect our financial results. Additionally, other countries outside of the EEA, UK and Switzerland have passed or are considering passing similar cross-border data transfer restrictions and laws and regulations requiring local data residency, which could increase the cost and complexity of operating our business.

Fines for non-compliance with the GDPR are significant—the greater of €20 million or 4% of global turnover (and the higher of £17.5 million or 4% of global turnover in the case of the UK GDPR). A wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights and powers to order bans on all or some personal data processing. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.
In addition, any actual or alleged breach or violation of privacy, data protection or information security laws or regulations, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized access to, or use or disclosure of, sensitive or confidential patient information, could have a material adverse effect on our business, reputation and financial condition. While we attempt to mitigate these associated risks, there is no assurance that our own privacy, data protection and information security-related safeguards will protect us from all risks associated with the processing, storage and transmission of such information.
Working to comply with the GDPR has required substantial efforts, and we expect that it will continue to be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices. Despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our activities carried out in the context of our United Kingdom and EEA operations.
It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our practices and our compliance efforts may be, or may be alleged to be, unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. We must devote significant resources to understanding and complying with this changing landscape. Any actual or perceived failure to comply with federal, state or international laws or regulations, policies or contractual obligations regarding privacy, data protection, or information security could expose us to penalties, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could also harm our business, financial condition, results of operations or prospects.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our drug candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we, or our employees or contractors, are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our drug candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.
The insurance coverage and reimbursement status of newly-approved products is uncertain. Our drug candidates may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm our business. Failure to obtain or maintain adequate coverage and reimbursement for new or current drug products could limit our ability to market those drug products and decrease our ability to generate revenue.
The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs vary widely from country to country. In the United States, recently enacted legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. For example, olverembatinib was included in the 2022 National Reimbursement Drug List in China, which became effective March 2023. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. We might obtain marketing approval for a drug product in a particular country, but then be subject to price regulations that delay our commercial launch of the drug product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the drug product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if any drug candidates we may develop obtain marketing approval.
In the United States and markets in other countries, patients generally rely on third- party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our ability to successfully commercialize our drug candidates will depend in part on the extent to which coverage and adequate reimbursement for these drug products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy products. Sales of these or other future drug candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our drug candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our drug candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:
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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS, an agency within HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our drug products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours. Reimbursement agencies in the European Union may be more conservative than CMS. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drug products we may develop could have a material adverse effect on our financial position, results of operations and our ability to raise capital needed to commercialize drug candidates.
Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved drug products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drug products and our overall financial condition.
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any drug candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with our drug products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. We expect to experience pricing pressures in connection with the sale of any of our drug candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
A variety of risks associated with testing, manufacturing, marketing and other activities in connection with our drug candidates internationally may materially adversely affect our business.
We plan to eventually seek regulatory approval of our drug candidates (including olverembatinib) in many jurisdictions in addition to the PRC, including in the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:
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differing regulatory requirements in foreign countries, such as the lack of pathways for accelerated drug approval, may result in foreign regulatory approvals taking longer and being more costly;

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foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials or our interpretation of data from nonclinical studies or clinical trials;

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approval policies or regulations of foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

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impact of health epidemics, including COVID-19, on our ability to produce our drug candidates and conduct clinical trials in foreign countries;

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unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

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economic weakness, including inflation, or political instability in particular foreign economies and markets;

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compliance with legal requirements applicable to privacy, data protection, information security and other matters;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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foreign taxes, including withholding of payroll taxes;

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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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difficulties staffing and managing foreign operations;

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complexities associated with managing multiple payor reimbursement regimes and government payors in foreign countries;

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workforce uncertainty in countries where labor unrest is more common;

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delays or restrictions related to differing foreign investment laws and regulations;

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potential liability under the FCPA or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations. In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs, taxes and other limitations on cross-border operations. The U.S. government has made and continues to make significant additional changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade. For example, legislation such as the BIOSECURE Act has been introduced in Congress to limit certain U.S. biotechnology companies from using equipment or services produced or provided by selected Chinese biotechnology companies, and others in Congress have advocated for the use of existing executive branch authorities to limit those Chinese service providers’ ability to engage in business in the U.S. We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by the other countries in retaliation. If we are unable to obtain or use services from existing service providers or become unable to export or sell our drug candidates to any of our customers or service providers, we could experience significant delays in the development or commercialization of our product candidates, and our business, liquidity, financial condition and/or results of operations could be materially and adversely affected. For additional detail, see “Risks related to doing business in the PRC—The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.”
Illegal and/or parallel imports and counterfeit biopharmaceutical products may reduce demand for our future approved drug candidates and could have a negative impact on our reputation and business.
The illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices may adversely affect the demand for drug products for which we have or will obtain regulatory approval (including olverembatinib), and may adversely affect our sales and profitability. Unapproved foreign imports of prescription drugs are illegal under the current laws of the United States, China and other applicable jurisdictions. However, illegal imports occur and may continue to occur or even increase as the ability of patients and other customers to obtain these lower priced imports continues to grow. Furthermore, cross-border imports from lower-priced markets, known as parallel imports, into higher-priced markets could harm sales of our future drug products and exert commercial pressure on pricing within one or more markets.
Certain products distributed or sold in the pharmaceutical market may be manufactured without proper licenses or approvals, or be fraudulently mislabeled with respect to their content or manufacturers. These products are generally referred to as counterfeit pharmaceutical products. The counterfeit pharmaceutical product control and enforcement system, particularly in developing markets such as China, may be inadequate to discourage or eliminate the manufacturing and sale of counterfeit pharmaceutical products imitating our future drug products. Since counterfeit pharmaceutical products in many cases are very similar in appearance to the authentic pharmaceutical products but are generally sold at lower prices, counterfeits of our products could quickly erode the demand for our future approved drug candidates.

In addition, counterfeit pharmaceutical products are unlikely to meet our rigorous manufacturing and testing standards. A patient who receives a counterfeit pharmaceutical product may be at risk for a number of dangerous health consequences. Our reputation and business could suffer as a result of counterfeit pharmaceutical products sold under our brand names. In addition, theft of improperly stored inventory at warehouses or plants or while in transit which are sold through unauthorized channels could also adversely impact patient safety, our reputation, business, financial condition and results of operations.
Risks related to our intellectual property
If we are unable to protect and defend our proprietary technology, or obtain and maintain patent protection for our drug candidates, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.
Our success depends in large part on our ability to obtain and maintain patent protection in the United States, the PRC and other countries with respect to our proprietary technology and drug candidates.
We have sought to protect our proprietary position by filing patent applications in the United States, the PRC and other countries related to novel technologies and drug candidates that we consider important to our business. The risks associated with patent rights generally apply to patent rights that we in-license now or in the future, as well as patent rights that we may own now or in the future. This process is expensive and time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, CROs, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third party from using any of our technology that is in the public domain to compete with our proprietary technology and drug candidates.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future owned and licensed patent applications may not result in patents being issued which protect our technology or drug candidates or which effectively prevent others from commercializing competitive technologies and drug candidates. In fact, patent applications may not issue as patents at all. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Furthermore, changes in either the patent laws or interpretation of the patent laws in the United States, the PRC and other countries may diminish the value of our patents or narrow the scope of our patent protection. We may not be aware of all third-party intellectual property rights potentially relating to our proprietary technologies and drug candidates. Other parties have developed technologies that may be related to or competitive with our own technologies and such parties may have filed or may file patent applications, or may have obtained or may obtain patents claiming inventions that may overlap or conflict with those claimed in our own or licensed patent applications or issued patents. Additionally, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned and licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. There is also not assurance that all of the potentially relevant prior art relating to our owned and licensed patents and patent applications has been found, which could be used by a third party to challenge the validity or enforceability of our owned and licensed patents and patent applications, should they issue, or prevent a patent application from issuing. Any of the foregoing could harm our competitive position, business, financial condition, results of operations or prospects.
There can be no assurance that our or our licensors’ pending patent applications will result in issued patents in jurisdictions in which such applications are pending. Even if patents do issue on any of these applications, there can be no assurance that a third party will not challenge their validity or that we will obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our drug candidates or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patent rights by developing similar or alternative technologies or drug candidates in a non-infringing manner. If the patent protection provided by the patents and patent applications we own or license is not sufficiently broad to impede such competition, our ability to successfully commercialize our proprietary technologies and drug candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged, deemed unenforceable or invalidated in the courts or patent offices. We or our licensors may become involved in interference, inter partes review, post grant review, ex parte reexamination, derivation, opposition, challenges in judicial court, or other similar proceedings challenging our patent rights or the patent rights of others. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and drug candidates, or limit the duration of the patent protection of our technology and drug candidates. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug candidates similar or identical to ours. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.
Some of our owned and licensed patents and patent applications may be co-owned with third parties. For example, one of our licensed patent families is co-owned with a third party. If we are unable to obtain an exclusive license to any such third party co-owner’s interest in such patents and patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our owned and licensed patents to enforce such patents against third parties, and such cooperation may not be provided to us.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting, maintaining and defending patents on drug candidates in all countries throughout the world could be prohibitively expensive for us, and our intellectual property rights in some countries can have a different scope and strength than do those in other jurisdictions. In some cases, we or our licensors may not be able to obtain patent protection for certain proprietary technologies and drug candidates outside the United States. In addition, the laws of different jurisdictions provide different degrees of protection of intellectual property rights. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing drugs made using our inventions in and into all countries. We may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing drugs made using our inventions in and into all countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to jurisdictions where we have patent protection, but where enforcement rights are not as strong as those in other jurisdictions. These drugs may compete with our drug candidates and our patent rights or other intellectual property rights may not be effective or adequate to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in certain jurisdictions, including the PRC. The legal systems of some countries do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for us to stop the infringement, misappropriation or other violation of our patents or other intellectual property rights, or the marketing of competing drugs in violation of our proprietary rights.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our current or future licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.
Furthermore, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Such proceedings could put our owned or licensed patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims of infringement, misappropriation or other intellectual property violation against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.
If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical drug candidates would be adversely affected.
The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our licensors may not result in patents being issued which protect our drug candidates or which effectively prevent others from commercializing competitive drug candidates.
Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our drug candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents or the patents of our licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patents of our licensors may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review and inter partes review, or other similar proceedings challenging our owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our drug candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, our patents or the patents of our licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or priority of invention or other features of patentability with respect to our patents and patent applications and those of our licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our drug candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
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others may be able to develop products that are similar to our drug candidates but that are not covered by the claims of the patents that we own or license, or may own or license in the future;

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we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we own or license, or may own or license in the future;

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we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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it is possible that the pending patent applications we own or license, or may own or license in the future, will not lead to issued patents;

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issued patents that we own or license, or may own or license in the future, may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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others may have access to the same intellectual property rights licensed to us in the future on a nonexclusive basis;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not develop additional proprietary technologies that are patentable;

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the patents or other intellectual property rights of others may have an adverse effect on our business; and

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we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, results of operations and prospects.
We may become involved in lawsuits to protect, enforce or defend our intellectual property, which could be expensive, time consuming and unsuccessful. Our patent rights relating to our drug candidates could be found invalid or unenforceable if challenged in court or in patent offices.
Competitors may infringe our patent rights or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to protect, enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. This can be expensive and time consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights. Many of our current and potential competitors have the ability to dedicate substantially greater resources to protect, enforce and/or defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our owned or licensed intellectual property. Proceedings to enforce our patent and other intellectual property rights could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that patent rights or other intellectual property rights owned by us are invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent rights or other intellectual property rights do not cover the technology in question. An adverse result in any litigation proceeding could put our owned or licensed patents, as well as any patents that may be issued in the future from our owned or licensed pending patent applications, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
If we or one of our licensing partners initiate legal proceedings against a third party to enforce our owned or licensed patents, or any patents that may be issued in the future from our owned or licensed patent applications that relate to one of our drug candidates, the defendant could counterclaim that such patent rights are invalid or unenforceable. In patent litigation in the United States and the PRC, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies, even outside the context of litigation, through mechanisms such as ex parte re-examination, inter partes review, post-grant review, derivation, opposition proceedings and equivalent proceedings. Such proceedings could result in revocation or amendment to our owned or licensed patents in such a way that they no longer cover and protect our drug candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug candidates. Such a loss of patent protection could have a material adverse impact on our business.
We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not provide extensive protection for those rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
We may be subject to claims challenging the inventorship or ownership of our owned and licensed patents and other intellectual property.
Although we are not currently experiencing any claims challenging the inventorship of our patents or ownership of our intellectual property, we or our licensors may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our owned or licensed patents or other intellectual property as inventors or co-inventors. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our drug candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose rights such as exclusive ownership of, or right to use, our patent rights or other owned or licensed intellectual property. Such an adverse determination may also result in a loss of freedom to operate, or in patent claims or exclusivity rights drugs being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and drug candidates, without payment to us, or could limit the duration of the patent protection covering our proprietary technology and drug candidates. Such challenges may also result in our inability to develop, manufacture or commercialize our proprietary technology and drug candidates without infringing, misappropriating or otherwise violating third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technologies or drug candidates. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If we are sued for infringing, misappropriating or otherwise violating intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.
Our commercial success depends in part on our avoiding infringement, misappropriation or other violation of the patents and other intellectual property rights of third parties. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including inter partes review, post grant review, interference and ex parte reexamination proceedings and oppositions or other comparable proceedings. Given the vast number of patents in our field of technology, we cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Numerous issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing drug candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates may give rise to claims of infringement of the patent rights of others. For example, we are aware of patents owned by third parties that have generic composition of matter or method of use claims that may relate to certain of our product candidates. Any challenge to the validity of these patents may be unsuccessful, and courts or patent offices in the United States, the PRC and elsewhere could uphold the validity of any such patents. If we were to challenge the validity of any issued United States patent in court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims.
Third parties may assert that we are employing their proprietary technology, including patents and other intellectual property, without authorization. There may be additional third-party patents and patent applications of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the current or future use or manufacture of our drug candidates. Given that patent applications can take around 18 months or longer to be published, there may be currently unpublished patent applications that could be relevant to the use or manufacture of our drug candidates and give rise to infringement risks if such patent applications become issued patents. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any such third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our drug candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to prevent us from commercializing such drug candidate unless we obtain a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any such third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the applicable drug candidate unless we obtain a license, limit our uses or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.
Third parties who bring successful claims against us for infringement, misappropriation or other violation of their intellectual property rights may obtain injunctive or other equitable relief, which could prevent us from developing, manufacturing and commercializing one or more of our drug candidates or other proprietary technology. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation of intellectual property against us, we may have to pay substantial damages, including treble damages and attorneys’ fees in the case of willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing drug candidates, which may be impossible or require substantial time and monetary expenditure. In the event of an adverse result in any such litigation, or even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our drug candidates. We cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms, and we may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Also in the event that we are unable to obtain such a license, we would be unable to further develop and commercialize one or more of our drug candidates, which could harm our business significantly. We may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could significantly harm our business.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical personnel, management personnel, or both from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of the ADSs and our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Overall, uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our ordinary shares to decline.
During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of the ADSs and ordinary shares may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.
Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.
Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our drug candidates to market.
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and drug candidates.
We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are or will be complete or thorough, nor can we be certain that we have identified or will identify each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and drug candidates in any jurisdiction. Patent applications in the United States and elsewhere are not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our drug candidates could have been filed by others without our knowledge. It is also difficult for industry participants, including us, to identify these third-party patents and patent applications because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Further, the scope of a patent claim is determined by the interpretation of the law, the words of a patent claim, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or drug candidates are not covered by a third party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and we may incorrectly conclude that a third-party patent is invalid and unenforceable or not infringed. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products and drug candidates. If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.
As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our drug candidates that are held to be infringing. We might, if possible, also be forced to redesign drug candidates or services so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.
Changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.
As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.
Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application would be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors are the first to either (1) file any patent application related to our drug candidates and other proprietary technologies we may develop; or (2) invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also included several significant changes that affect the way patent applications are prosecuted and also affect patent litigation. These include allowing third party protests and submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our owned and in-licensed patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.
U.S. law relating the patentability of certain inventions in the life sciences industry is uncertain and rapidly changing, which may adversely impact our existing patents or our ability to obtain patents in the future. The U.S. Supreme Court and federal courts have ruled on several patent cases in recent years that impact the scope of patentability of certain inventions or discoveries related to the life sciences, including both narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. The trend of these decisions along with resulting changes in patentability requirements being implemented by the USPTO could make it increasingly difficult for us to obtain and maintain patents on our products, and could jeopardize or otherwise reduce patent term, reduce the scope of, or invalidate or render unenforceable our patent rights. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.
For example, the U.S. Supreme Court recently held in Amgen v. Sanofi (2023) that a functionally claimed genus was invalid for failing to comply with the enablement requirement of the U.S. Patent Act, 35 U.S.C. As such, our patent rights with functional claims may be vulnerable to third party challenges seeking to invalidate these claims for lacking enablement or adequate support in the specification. Additionally, other decisions in prior years found that patent claims that recite laws of nature are not themselves patentable unless those patent claims have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize the law of nature itself. What constitutes a “sufficient” additional feature is uncertain. Depending on future actions and/or decisions by the U.S. Congress, the U.S. federal courts, the USPTO or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and the patents we might obtain or license in the future.
In 2012, the European Union Patent Package, or the EU Patent Package, regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European UPC for litigation involving European patents. The EU Patent Package was implemented on June 1, 2023. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain a pan-European injunction. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and drug candidates dues to increased competition and, resultantly, on our business, financial condition, prospects and results of operations.

We cannot predict how decisions by courts or the applicable government entity may impact the value of our owned and licensed patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects. Depending on future actions by courts and applicable government entities, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our or licensed intellectual property in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on our owned and licensed patents and patent applications are due to be paid to patent agencies in various jurisdictions in several stages over the lifetime of the patent. Various governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We are in some cases dependent on our outside counsel or our licensing partners to take the necessary action to comply with these requirements with respect to our owned and licensed intellectual property. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In any such event, our competitors might be able to enter the market, which would have a material adverse effect on our business.
The terms of our patents may not be sufficient to effectively protect our drug candidates and business, and we may need to obtain patent term extensions and equivalent extensions outside of the United States.
In most countries in which we file the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited.
In particular, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments, permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. In the European Union, supplementary protection certificates are available to extend a patent term up to five years to compensate for patent term lost during regulatory review, and can be extended for an additional six months if data from clinical trials is obtained in accordance with an agreed-upon pediatric investigation plan. Although all countries in the EEA must, in accordance with applicable EU legislation, provide supplementary protection certificates, there is no unified procedure among countries in the EEA and so supplementary protection certificates must be applied for and granted on a country-by-country basis. This can lead to a substantial cost to apply for and receive these certificates, which may vary among countries or not be provided at all.
We may not be granted any extensions for which we apply in the United States or any other jurisdiction because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension, or the foreign equivalent, or if the term of any such extension is less than we request, our competitors may be able to enter the market sooner, and our revenue could be reduced. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Even if patents covering our drug candidates are obtained, we may be open to competition from other companies as well as generic medications once the patent life has expired for a drug. Manufacturers of generic drugs may challenge the scope, validity or enforceability of our owned or licensed patents in court, and we or our licensors may not be successful in enforcing or defending those intellectual property rights and, as a result, may not be able to develop or market the relevant product exclusively, which would have a material adverse effect on any potential sales of that product. Upon the expiration of our issued patents, or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business and results of operations may be adversely affected.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets or confidential information, including alleged trade secrets, of their former employers.
We also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our drug candidates. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements with our employees and consultants. However, monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Further, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.
Furthermore, many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. We may also lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our drug candidates, which would have a material adverse effect on our business, results of operations, financial condition and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, our trade secrets may otherwise become known or be independently discovered by competitors or other third parties. Competitors or third parties could purchase our proprietary technologies or drug candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside the scope of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us. If our trade secrets are not adequately protected so as to protect our market against competitors’ products, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Relatedly, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.
We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and in-licenses.
Because our programs may involve additional drug candidates that may require the use of additional intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use or other third-party intellectual property rights from third parties that we identify as necessary for our proprietary technology or drug candidates on commercially reasonable terms or at all. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, thereby giving our competitors and other third parties access to the same intellectual property licensed to us, and it could require us to make substantial licensing and royalty payments. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.
In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights, we may be required to expend significant time and resources to redesign our proprietary technology or drug candidates, or to develop or license replacement technology, and our business, financial condition and prospects for growth could suffer.
Our rights to develop and commercialize our technology and drug candidates may be subject, in part, to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.
We have entered into license agreements with third parties, including the University of Michigan, for rights related to certain of our drug candidates, and we may enter into additional license agreements in the future with others to advance our research or allow commercialization of drug candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. Additionally, our current license agreements impose, and future agreements may impose, various development, diligence and other obligations on us.
In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement or defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.
Our licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, drug candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations and prospects significantly. We cannot provide any assurances that third party patents do not exist which might be enforced against our current technology, manufacturing methods, drug candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.
For more information on the terms of our license agreements with the University of Michigan, see “Business—Agreements with the University of Michigan.”
If we fail to comply with our obligations in the agreements under which we license intellectual property rights to or from third parties or otherwise experience disruptions to our business relationships with our licensors or licensees, we could lose license rights that are important to our business.
We are heavily reliant upon licenses from third parties to certain patent rights and proprietary technology that are important to or necessary to the development of our technology and drug candidates, including licenses we are granted through our agreements with the University of Michigan. Disputes may arise between us and our licensors or licensees regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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our financial or other obligations under the license agreement;

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whether and the extent to which our technology and processes infringe on intellectual property of the licensor or licensee that is not subject to the licensing agreement;

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our right to sublicense patents and other rights to third parties;

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our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

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our right to transfer or assign the license;

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the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

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the priority of invention of patented technology.

In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our proprietary technologies and drug candidates.
The agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.
In spite of our best efforts, our counterparties might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements, including our agreements with the University of Michigan. If these licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
For more information on the terms of our license agreements with the University of Michigan, see “Business—Agreements with the University of Michigan.”
We may be subject to claims that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets.
We have entered into and may enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, lessees of shared multi-company property and other third parties. We may become subject to litigation where a third party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. The inquiry may progress to a claim that we or our employees inadvertently or otherwise breached the agreement and used trade secrets or other information proprietary to the third party. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our drug candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.
Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, operating results, financial condition and prospects.
We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.
As is common in the pharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our drug candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.
The patent protection and patent prosecution for some of our drug candidates may be dependent on third parties.
While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our drug candidates, there may be times when the filing and prosecution activities for patents relating to our drug candidates are controlled by our licensors or collaboration partners. If any of our licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our drug candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those drug candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.
Our current and future trademark applications in the United States and in foreign jurisdictions may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks related to our reliance on third parties
We rely on third parties to manufacture a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, including olverembatinib. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.
Although we currently have manufacturing facilities in the PRC that support our clinical and commercial production, we partially rely on outside vendors to manufacture supplies and process our drug candidates, including olverembatinib. We have limited experience in managing the manufacturing process, and our process may be more difficult or expensive than the approaches currently in use. Our anticipated reliance on a limited number of third-party manufacturers exposes us to the following risks:
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we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, NMPA or other comparable regulatory authorities must evaluate and/or approve any manufacturers as part of their regulatory oversight of our drug candidates;

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our manufacturers may have little or no experience with manufacturing our drug candidates, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our drug candidates;

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our third-party manufacturers might be unable to timely manufacture our drug candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

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contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

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our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our drug candidates, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our drug candidates;

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we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our drug candidates;

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our third-party manufacturers could breach or terminate their agreement with us; and

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raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects.

Each of these and other risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the FDA, NMPA or other comparable regulatory authorities, result in higher costs or adversely impact commercialization of our drug candidates. In addition, we will rely on third parties to perform certain specification tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA, NMPA or other comparable regulatory authorities could place significant restrictions on our company until deficiencies are remedied.
The manufacture of drugs is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Many of the third parties with whom we contract may also have relationships with other commercial entities, some of which may compete with us.
Currently, our drug substance or API for our manufacturing activities are supplied by a single source supplier. We have agreements for the supply of drug substance with manufacturers that we believe have sufficient capacity to meet our demands. However, there is a risk that, if supplies are interrupted in any manner, including as a result of the BIOSECURE Act, it would materially harm our business. For additional detail, see “Risks related to doing business in the PRC—The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.”
Manufacturers of drug often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). Furthermore, if contaminants are discovered in our supply of our drug candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability failures or other issues relating to the manufacture of our drug candidates will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our drug candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.
If third-party manufacturers fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.
Before a third party can begin commercial manufacture of our drug candidates, contract manufacturers are subject to regulatory inspections of their manufacturing facilities, processes and quality systems. Due to the complexity of the processes used to manufacture our drug candidates, any potential third-party manufacturer may be unable to initially pass federal, state or international regulatory inspections in a cost effective manner in order for us to obtain regulatory approval of our drug candidates. If our contract manufacturers do not pass their inspections by the FDA, NMPA or other comparable regulatory authorities, our commercial supply of drug product or substance will be significantly delayed and may result in significant additional costs, including the delay or denial of any marketing application for our drug candidates. In addition, drug manufacturing facilities are continuously subject to inspection by the FDA, NMPA and other comparable regulatory authorities, before and after drug approval, and must comply with cGMPs. In addition, contract manufacturers’ failure to achieve and maintain high manufacturing standards in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury, product liability claims, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. If a third-party manufacturer with whom we contract is unable to comply with manufacturing regulations, we may also be subject to fines, unanticipated compliance expenses, recall or seizure of our drug candidates, product liability claims, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions could materially adversely affect our financial condition and results of operations.
Furthermore, changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third-party manufacturer, could require prior review by the FDA, NMPA or other comparable regulatory authorities and/or approval of the manufacturing process and procedures in accordance with the FDA or NMPA’s regulations or comparable requirements. This review may be costly and time consuming and could delay or prevent the launch of a product. The new facility will also be subject to pre-approval inspection. In addition, we have to demonstrate that the product made at the new facility is equivalent to the product made at the former facility by physical and chemical methods, which are costly and time consuming. It is also possible that the FDA, NMPA or other comparable regulatory authorities may require clinical testing as a way to prove equivalency, which would result in additional costs and delay.
We have entered into collaborations and other relationships with leading biotechnology companies and research institutions and may form or seek other collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.
We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to olverembatinib, our other drug candidates and any future drug candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business. We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck and Pfizer, and research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan. See the section titled “Business—License, collaboration and agreements” for more information. We cannot guarantee you that these third parties (which we refer to in this risk factor as collaborators) will not terminate their collaboration, or seek to change terms of the collaboration, with us. Additionally, in June 2024, we entered an exclusive option agreement where we granted Takeda an exclusive option to take an exclusive license (even as to us and our affiliates) to olverembatinib in the Territory. We cannot guarantee you that Takeda will not terminate the option agreement or seek to change the terms of the exclusive license prior to exercising the option, nor can we guarantee that Takeda will exercise the option at all.
We face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration, partnership, licenses or other arrangement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, partnership, licenses or other arrangement and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or applicable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and the existence of uncertainty with respect to its ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. Moreover, we may not be successful in our efforts to establishing or maintaining our collaborations, partnerships, licenses or other arrangements for our drug candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy or commercial potential. If and when we collaborate with a third party for the development and commercialization of a drug candidate, such as our strategic partnership with Innovent, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party.
Collaborations, partnerships, licenses and other similar arrangements are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.
Further, collaborations, partnerships, licenses and other similar arrangements involving our drug candidates and are subject to numerous risks, which may include the following:
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collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drug candidates;

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a collaborator with marketing and distribution rights to one or more drugs may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain, enforce, protect or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our drug candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborations with entities or educational institutions in the United States may be suspended or terminated. Trade-related tensions between the United States and China remain an important source of potential risk. The conclusion of the Economic and Trade Agreement between the two countries in January 2020 halted the cycle of escalatory import tariffs imposed by both countries and resulted in a reduction of certain tariffs on Chinese imports, but the United States continues to impose tariffs on Chinese imports. Trade tensions between China and the United States may intensify in the future, and such tensions may cause our collaborators to suspend or terminate their collaboration; and

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collaborators may own or co-own intellectual property covering our drug candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, we may not be able to realize the benefit of current or future collaborations, joint ventures, strategic partnerships or the license of any third-party drugs if we are unable to successfully integrate such products with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. If our existing collaborations are terminated or suspended, we may not be able to identify other suitable collaborators or reach agreement with other suitable collaborators on a timely basis, on acceptable terms or at all. If we are unable to continue our collaborations with our existing collaborators or are unable to identify or reach agreement with other suitable collaborators, we may have to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, increase our expenditures or needs for additional capital to pursue further development or commercialization of the applicable drug candidates or undertake development or commercialization activities at our own expense. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates or bring them to market and generate product sales revenue, which would harm our business prospects, financial condition and results of operations.
We rely on our current and future partners’ willingness and ability to devote resources to the development and commercialization of some of our products and product candidates and to otherwise support our business as contemplated in our partnership agreements, which may be terminated.
We rely on our current and future partners to support our business, including to assist with, or to conduct, clinical and regulatory development, manufacturing and/or commercialization of certain of our products and product candidates or to provide access to technologies, skills and information that we do not possess. For example, we have granted Innovent exclusive rights to develop with us our olverembatinib in the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan and exclusive rights to commercialize olverembatinib in certain cities within the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan. Additionally, in June 2024, we granted Takeda an exclusive option to take an exclusive license (even as to us and our affiliates) to olverembatinib in the Territory, with potential additional payments and royalties, but we cannot guarantee you that Takeda will not terminate the option agreement or seek to change the terms of the exclusive license prior to exercising the option, nor can we guarantee that Takeda will exercise the option at all. If we do not realize the contemplated benefits from our current and expected partnerships, our business, financial condition and results of operations may be materially harmed.

In particular, the termination of our current and future partnerships could significantly impact the development and commercialization of our products and product candidates and impact our financial results and future prospects. For example, Innovent has the right to terminate the collaboration and license agreement concerning olverembatinib at any time by providing 180 days’ prior written notice to us; provided, that in the event we are not able to commercialize the licensed product in the cities which Innovent has exclusive rights to, we have certain rights and obligations. Additionally under our exclusive option agreement with Takeda, Takeda has the right to not elect to exercise the exclusive option and can terminate the agreement in its sole discretion upon written notice, among other options. Any disruption to our arrangement with Takeda or changes in Takeda’s product development or business strategy for olverembatinib could result in Takeda terminating the option agreement or seeking to amend the terms of such agreement or seek other changes that could ultimately cause a material decline in our expected revenue. Any failure by any current or future partner to perform its obligations under our agreements for any reason, including its obligations to make milestone payments or pay royalties, or modification of termination of such agreements, could have a material adverse effect on our financial performance.
We also expect we will continue to rely on certain of our current and future partners to periodically provide us with information about the status, progress and results of clinical trials and regulatory processes that they are conducting, sponsoring or pursuing with respect to our partnered products. With certain partners, we may not have direct access to the underlying data or direct communications with the relevant regulators.
In addition, our reliance on our current and future partners could subject us to a number of additional risks, including the following:
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our partners have significant discretion regarding whether and on what timeline to pursue planned activities;

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we cannot control the quantity and nature of the resources our partners may devote to the development, commercialization, marketing and distribution of products or product candidates;

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our partners may not develop products generated using our small-molecule technology as expected;

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disputes between us and our partners may delay or terminate the research, development or commercialization of the applicable products and product candidates or result in costly litigation or arbitration that diverts management’s attention and resources;

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we may not receive milestone payments from our partners, at the expected time or at all, if our partners do not achieve future milestones or if we and our partners disagree about whether a milestone has been reached;

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with respect to collaborations, partnerships or other arrangements under which we have an active role, we and our partners may have differing opinions or priorities, or we may encounter challenges in joint decision making, which may delay or terminate the research, development or commercialization of the applicable products and product candidates;

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our partners may delay, terminate or repeat clinical trials or require a new formulation of a product candidate for clinical testing, or may abandon a product candidate;

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our relationships with our partners may divert significant time and effort of our scientific staff and management team;

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our partners may be subject to regulatory sanctions that could adversely affect the development, approval or commercialization of the applicable products or product candidates;

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our partners may not properly maintain or defend relevant intellectual property rights, or may infringe the intellectual property rights of third parties, or may use our or third parties’ proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

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our partners may develop competing products, therapeutic approaches or technologies;

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business combinations, financial difficulties or significant changes in a partner’s business strategy may adversely affect that partner’s willingness or ability to continue to pursue our products or product candidates; and

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our collaborations, partnerships, licenses or other arrangements that we rely or expect to rely on may be terminated, breached or allowed to expire, or our partners may reduce the scope of our agreements with them.

Any one or more of the foregoing risks, if realized, could have a material adverse effect on our business, financial condition and results of operations.
If we fail to maintain an effective distribution channel for our drug candidates, our business and sales could be adversely affected.
We have relied on, and plan to rely on, a number of third-party distributors to distribute olverembatinib in China, including Innovent, and we plan to rely on third-party distributors to distribute drug candidates in jurisdictions outside of China, if approved. Our ability to maintain and grow our business will depend on our ability to maintain an effective distribution channel that ensures the timely delivery of our drug candidates. However, we have relatively limited control over our distributors which may fail to distribute our drug candidates in the manner we contemplate. If price controls or other factors substantially reduce the margins our distributors can obtain through the resale of our drug candidates to hospitals, medical institutions and sub-distributors, they may terminate their relationship with us. There is a risk that, if the distribution of our drug candidates is interrupted, our sales volumes and business prospects could be adversely affected.
We rely on third parties to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our drug candidates. In many cases, our drug candidates, including olverembatinib, are studied in third-party studies, including in investigator-initiated trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or fail to design, execute and complete appropriate and timely studies of our drug candidates we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.
We do not currently have the ability to independently conduct clinical trials. We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We, our CROs for our clinical programs and our clinical investigators are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA, NMPA and other comparable regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or clinical investigators fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, NMPA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.
If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for certain restrictions imposed under our agreements with such CROs, we have limited ability to control whether or not they devote sufficient time and resources to our ongoing clinical and nonclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they or our clinical investigators obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, we may need to enter into new arrangements with alternative third parties, our results of operations and the commercial prospects for our drug candidates may be harmed, our costs could increase and our ability to generate revenues could be delayed.
Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially influence our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse effect on our business, financial condition and prospects.
Our future revenues are dependent on our ability to work effectively with collaborators to develop our drug candidates, including to obtain regulatory approval, and commercialize our drug candidates, including olverembatinib in the United States and other jurisdictions. Our arrangements with collaborators will be critical to successfully bringing products to market and commercializing them. We rely on collaborators in various respects, including to undertake research and development programs and conduct clinical trials for our licensed technology, manage or assist with the regulatory filings and approval process and to assist with our commercialization efforts. We do not control our collaborators; therefore, we cannot ensure that these third parties will adequately and timely perform all of their obligations to us. If they fail to complete the remaining studies successfully, or at all, it could delay, adversely affect or prevent regulatory approval. We cannot guarantee the satisfactory performance of any of our collaborators and if any of our collaborators breach or terminate their agreements with us, we may not be able to successfully commercialize the licensed product which could materially and adversely affect our business, financial condition and results of operations.
In many cases, our drug candidates, including olverembatinib, are included in preclinical studies and clinical trials, including investigator-initiated trials, over which we may have no or limited control. If they fail to design, execute and complete appropriate and timely studies of our drug candidates or patients may experience AEs not related to our drug candidate that could still impact regulatory approval or market adoption by patients, healthcare providers and/or payors.
Risks related to our industry, business and operations
If our manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.
In addition to the manufacturing risks described in “—Risks related to commercialization” and “—Risks related to our reliance on third parties,” if our manufacturing facilities or the equipment in them is damaged or destroyed, we may not be able to quickly or inexpensively replace our manufacturing capacity or replace it at all. In the event of a temporary or protracted loss of the facilities or equipment, we might not be able to transfer manufacturing to a third party. Even if we could transfer manufacturing to a third party, the shift would likely be expensive and time-consuming, particularly since the new facility would need to comply with the necessary regulatory requirements and we would need FDA, NMPA or and other comparable regulatory agency approval before selling any drugs manufactured at that facility. Such an event could delay our clinical trials or reduce sales of olverembatinib in China or our product sales if and when we are able to successfully commercialize one or more of our drug candidates, including olverembatinib in the United States and other jurisdictions.
Any interruption in manufacturing operations at our manufacturing facilities could result in our inability to satisfy the demands of our clinical trials or commercialization. A number of factors could cause interruptions, including:
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equipment or technology malfunctions or failures;

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work stoppages;

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damage to or destruction of either facility due to natural disasters;

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regional power shortages;

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product tampering; or

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terrorist activities.

Any disruption that impedes our ability to manufacture our drug candidates in a timely manner could materially harm our business, financial condition and results of operations.
Currently, we maintain insurance coverage against damage to our property and equipment. However, our insurance coverage may not reimburse us, or may not be sufficient to reimburse us, for any expenses or losses we may suffer. See “—We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.” We may be unable to meet our requirements for our drug candidates if there were a catastrophic event or failure of our manufacturing facilities or processes.
We have significantly increased our research, development, manufacturing, and commercial capabilities, and we may experience difficulties in managing our growth.
Since our listing on the HKEx in 2019, we have significantly increased our research, development, manufacturing and commercial capabilities. As of June 30, 2024, we had approximately 600 full-time employees. As our development and commercialization plans and strategies develop, and we become a Hong Kong and U.S.-listed public company, we must add a significant number of additional managerial, operational, sales, marketing, financial and other personnel. Future growth will impose significant added responsibilities on members of management, including:
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identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and FDA or other comparable regulatory authority review process for our drug candidates, while complying with our contractual obligations to contractors and other third parties; and

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improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our drug candidates (including olverembatinib) will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval of our drug candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug candidates (including olverembatinib in the United States and other jurisdictions, if approved) and, accordingly, may not achieve our research, development and commercialization goals.
Our future success depends on our ability to retain our key executives and scientists, and to attract, retain and motivate qualified personnel.
We are highly dependent on our executive officers, senior management, scientific teams and scientific advisory board. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we may provide equity award grants from time to time. The value to employees of these equity grants that vest over time may be significantly affected by movements in the price of our ordinary shares and ADSs that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Except with regard to Mr. Kmetz and Dr. Wang, we do not have formal employment agreements with our key management and scientific personnel, and our executives may terminate their employment with us at any time, with or without notice. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our discovery, preclinical development and commercialization strategy. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.
Furthermore, replacing executive officers and key employees or consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel or consultants on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.
We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.
In addition, we have been, and from time to time may be, involved in labor disputes with our employees. Such disputes may divert our limited resources and management attention to defend the claims. The claims raised in such labor disputes may have an adverse impact on our reputation in the industry and/or as an employer. Furthermore, our insurance coverage may not be sufficient for such labor disputes. Therefore, any such labor disputes may have a material adverse impact on our reputation, business, financial condition and results of operations.
Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk of fraud, misconduct or other illegal activity by our officers, employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and other similar non-U.S. regulatory authorities; provide true, complete and accurate information to the FDA and other similar non-U.S. regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar non-U.S. fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our drug candidates (including olverembatinib) and begin commercializing those drugs in the United States, our potential exposure under U.S. laws will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by officers, employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us or our officers or employees from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us or our key employees, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.
If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.
We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any completed, in-process or potential acquisition or strategic partnership may entail numerous risks, including:
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increased operating expenses and cash requirements;

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the assumption of additional indebtedness or contingent or unforeseen liabilities;

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the issuance of our equity securities;

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assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

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the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

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retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. If we undertake acquisitions of businesses with access to promising markets or technologies, we may not be able to realize the benefits of such acquisitions, including if we are unable to successfully integrate them with our existing operations and company culture, or if we encounter difficulties in developing, manufacturing and marketing any new products resulting from such acquisitions.
We are subject to various governmental export control, trade sanction, and foreign investment laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate the relevant controls.
In some cases, our drug candidates may be subject to export control laws and regulations, including in some limited cases, the Export Administration Regulations administered by the U.S. Department of Commerce, and some of our activities may be subject to trade and economic sanctions, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, which we collectively refer to as trade controls. As such, in some cases, licenses may be required to export, import, re-export or transfer our drug candidates to certain countries and end users and for certain end uses. The process for obtaining necessary licenses and making required notices may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade controls are complex and dynamic regimes and monitoring and ensuring compliance can be challenging.
In addition, following Russia’s invasion of Ukraine, the United States, the European Union, the United Kingdom and other countries imposed certain economic sanctions and export control restrictions against Russia and Belarus and have continued to strengthen these controls. These controls include sanctions on certain Russian individuals and entities, including certain Russian banks, energy companies and defense companies as well as restrictions on the export of certain goods and the provision of certain services to and on new investment in Russia and Belarus. We currently are sponsoring some clinical trials in Russia through collaborations with CROs. Although we, and our CROs, have implemented measures designed to ensure our compliance with these controls, monitoring and ensuring compliance can be challenging. Additionally, the United States, the European Union, the United Kingdom and other countries could impose even broader sanctions and additional export restrictions or take other actions that could impact our business. Any or all of these factors could negatively affect our clinical development plans, financial condition and result of operations. For example, in response to additional restrictions, we could be required to close out clinical trials hosted in Russia. Any failure to comply with these regimes could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges and reputational harm. In addition, investigating or defending against any such allegations, actions or investigations could result in the diversion of management’s attention and resources and significant defense costs and other professional fees. Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.
If we fail to comply with anti-bribery and anti-corruption laws and anti-money laundering laws, and similar laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.
We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, anti-bribery laws in the PRC and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States where we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.
We sometimes leverage third parties to sell our drug candidates and conduct our business abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.
These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil penalties or suspension or debarment from government contracts, all of which could have an adverse effect on our reputation, business, including our financial condition, results of operations and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Any failure to comply with applicable regulations and industry standards or obtain or maintain various licenses and permits could harm our reputation and our business, results of operations and prospects.
A number of governmental agencies or industry regulatory bodies in the United States, and in non-U.S. jurisdictions including the PRC, impose strict rules, regulations and industry standards governing pharmaceutical and biotechnology research and development activities, which apply to us. Our failure to comply with such regulations could result in the termination of ongoing research, administrative penalties imposed by regulatory bodies or the disqualification of data for submission to regulatory authorities. This could harm our reputation, prospects for future work and results of operations. For example, if we were to treat research animals inhumanely or in violation of international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, it could revoke any such accreditation and the accuracy of our animal research data could be questioned.
In addition, we are required to obtain, maintain and renew various permits, licenses and certificates to develop, manufacture, promote and sell our drug candidates. Third parties, such as distributors, third-party promoters and third-party manufacturers, on whom we may rely to develop, manufacture, promote, sell and distribute our drug candidates may be subject to similar requirements. We and third parties on whom we rely may be also subject to regular inspections, examinations, inquiries or audits by the regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant permits, licenses and certificates. Moreover, the criteria used in reviewing applications for, or renewals of permits, licenses and certificates may change from time to time, and there can be no assurance that we or the parties on whom we rely will be able to meet new criteria that may be imposed to obtain or renew the necessary permits, licenses and certificates. Many of such permits, licenses and certificates are material to the operation of our business, and if we or parties on whom we rely fail to maintain or renew material permits, licenses and certificates, our ability to conduct our business could be materially impaired. Furthermore, if the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring us or parties on whom we rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that we or parties on whom we rely will successfully obtain such permits, licenses or certificates. For example, the Regulations on the Administration of Human Genetic Resources, promulgated by the State Council in May 2019 and recently amended in May 2024, require approval from or filing with the Ministry of Science and Technology of the People’s Republic of China where human genetic resources, or HGR, are involved in any international collaborative project and additional approval or filing procedures for any export or cross-border transfer of HGR samples or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices in relation to our clinical studies, potentially resulting in confiscation of HGR samples and associated data and administrative fines.
If we or our third-party service providers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
We and third parties, such as our CROs or contract manufacturing organizations, or CMOs, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We also store certain low level radioactive waste at our facilities until the materials can be properly disposed of. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of or exposure to hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Except with respect to our Suzhou facility, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage, use or disposal of biological, hazardous or radioactive materials.
In addition, we may be required to incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
If we face allegations of noncompliance with the law and encounter sanctions, our reputation, revenues and liquidity may suffer, and any of our drug candidates that we commercialize could be subject to restrictions or withdrawal from the market.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from any of our drug candidates that we are able to commercialize (including olverembatinib). If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our results of operations will be adversely affected. Additionally, if we are unable to generate revenues from sales of olverembatinib in China or in any jurisdictions for which it received marketing approval or any of our drug candidates that we commercialize, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.
We or our CROs, contractors, consultants, or other third parties may suffer system failures, security breaches, or other incidents.
We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have also outsourced elements of our operations to third parties, and as a result we manage a number of third-party CROs, contractors and consultants who have access to our confidential information.
Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party CROs, contractors and consultants and the increasing amounts of confidential information that they maintain, our systems and those of our CROs and other contractors, consultants, and other third parties may be vulnerable to security breaches, and other incidents, including breakdowns or other damage or interruption from system failures, natural disasters, terrorism, war and telecommunication and electrical failures, compromises, disruptions, computer viruses, unauthorized access, cyberattacks and other forms of hacking. Furthermore, we may be subject to inadvertent or intentional actions by our employees, contractors, consultants and other third parties, or from cyber-attacks by malicious third parties, including the deployment of harmful malware, ransomware, denial-of-service attacks, phishing and other social engineering, and other means to affect reliability and threaten the confidentiality, integrity, and availability of systems or data, which may compromise our or our third-party CROs, contractors or consultants’ information technology systems or lead to unauthorized access to, or loss or other processing of, data or other assets, including data that is processed or maintained on our behalf. The risk of a security breach or disruption, particularly through cyberattacks including supply chain attacks such as SolarWinds or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as third-party service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies.
Our insurance policies may not be adequate to compensate us for the potential losses arising from any such system failure, security breach, or other incident, including any such event that affects our systems or third-party systems where data important to our business operations or commercial development is stored or otherwise processed. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention. If the information technology systems of our third-party CROs, contractors and other consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event and to develop and implement protections to prevent future events of this nature from occurring.
Although to our knowledge we have not experienced any such material system failure, security breach or other incident to date, if such an event were to or be perceived to occur or cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, subject us to financial and reputational harm, compel us to comply with breach notification laws and subject us to mandatory remedial action, which could have a material adverse effect on our business. We cannot assure you that our security measures, or those of our CROs, contractors, consultants or other third parties, have prevented or will prevent such failures, security breaches or other incidents. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Notifications and follow-up actions related to a system failure, security breach or other incident could also impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. We may incur significant costs in an effort to detect and prevent system failures, security breaches, or other incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived system failure, security breach or other incident. We also partially rely on our third-party research institution collaborators for research and development of our drug candidates and other third parties for the manufacture of our drug candidates and to conduct clinical trials, and any similar system failure, security breach or other incident relating to them or affecting their systems or data could also have a material adverse effect on our business. To the extent that we suffer or are perceived to suffer any such failure, security breach, or other incident, including any loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we may also be subject to litigation, investigations, proceedings, and other actions, incur liability and the further development and commercialization of our drug candidates could be delayed, which could have a material adverse effect on our business.
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our drug candidates.
We face an inherent risk of product liability as a result of the clinical testing of our drug candidates and commercialization of approved drugs. We face significant risks arising from commercialization of olverembatinib in China, and will face even greater risks arising from future commercialization of it in other markets, including in the United States, and future commercialization of our other drug candidates. For example, we have been involved in, and may in the future continue to be involved in, litigation if our drug candidates cause or are perceived to cause or be associated with injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under U.S. consumer protection acts and other applicable laws in relevant jurisdictions where we conduct clinical trials or commercialization activities. If we cannot successfully defend ourselves against or obtain indemnification from our collaborators for product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
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decreased demand for our drug candidates;

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injury to our reputation;

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withdrawal of clinical trial participants and inability to continue clinical trials;

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initiation of investigations by regulators;

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costs to defend the related litigation;

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a diversion of management’s time and our resources;

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substantial monetary awards to trial participants or patients;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue;

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exhaustion of any available insurance and our capital resources;

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the inability to commercialize olverembatinib in the United States or other jurisdictions for which we receive marketing approval or the inability to commercialize any other drug candidate; and

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a decline in the price of our ordinary shares and the ADSs.

Although we have purchased product liability coverage in China and the United States, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. We may seek to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our drug candidates (including olverembatinib) or any drugs that we in-license, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.
We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.
We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory. We hold employer’s liability insurance generally covering death or work-related injury of employees. We hold public liability insurance covering certain incidents involving third parties that occur on or in the premises of the company. We hold director and officer liability insurance. We do not maintain key-man life insurance on any of our senior management or key personnel, or business interruption insurance. We have some clinical trial related insurance coverage, but it may not cover all situations that may arise relating to a patient who enrolls in our trials. Our insurance coverage may be insufficient to cover certain claims for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.
We may have additional tax liabilities, which could harm our business, financial condition and results of operations.
We are subject to income taxes and other taxes in the United States, the PRC and other foreign jurisdictions. Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified to our detriment or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arms-length pricing standards for our intercompany transactions and our state sales and use tax positions. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the State Administration of Taxation, or SAT, the Internal Revenue Service, or IRS, and other tax authorities. Should the SAT, the IRS or other tax authorities assess additional taxes as a result of audits or examinations, we may be required to record charges to operations that could adversely affect our business, financial condition and results of operations.

Our global operations and structure subject us to potentially adverse tax consequences.
We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based on our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. The tax laws of certain countries in which we do business could also change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, results of operations and financial condition.
The increasing use of artificial intelligence-based software (including machine learning) and social media platforms may result in reputation harm or liability or could otherwise adversely affect our business.
Although we do not currently use artificial intelligence-based software in our business, artificial intelligence-based software, including generative artificial intelligence, is increasingly being used in the biopharmaceutical and global healthcare industries. As with many developing technologies, artificial intelligence-based software presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. For example, algorithms may be flawed; data sets may be insufficient, of poor quality, or contain biased information or other errors or inadequacies, any of which may not be easily detectable; artificial intelligence has been known to produce false or “hallucinatory” inferences or outputs; artificial intelligence can present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges; and inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. To the extent we decide to use artificial intelligence-based software in our business, and the analyses that artificial intelligence applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Furthermore, use of artificial intelligence-based software may lead to the inadvertent release of confidential information which may impact our ability to realize the benefit of our intellectual property. If we do not have sufficient rights to use the data or other material or content on which any artificial intelligence solutions we may use rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party. No assurance can be provided that any use of artificial intelligence will enhance our business or operations or result in our business or operations being more efficient or profitable.
In addition, regulation of artificial intelligence is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying artificial intelligence and its uses are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws. Artificial intelligence is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws to artificial intelligence or are considering general legal frameworks for artificial intelligence, such as the AI Act currently being considered in the EU. To the extent we decide to incorporate any artificial intelligence-based software, we may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because artificial intelligence technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of artificial intelligence.
Relatedly, social media platforms are increasingly being used to communicate about our drug candidates and the diseases our drug candidates are designed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear and create uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to comment on the effectiveness of a product or to report an alleged adverse event. When such disclosures occur, there is a risk that we may fail to monitor and comply with applicable adverse event reporting obligations. There is also a risk of negative or inaccurate posts about us on social media, including criticism regarding our drug candidates. The immediacy of social media precludes us from having real-time control over postings made regarding our company or drug candidates. Our reputation could be damaged by negative publicity posted on social media platforms which we may not be able to timely reverse. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face restrictive regulatory actions or incur other harm to our business.
We face uncertainties with respect to our leased properties.
We lease real properties from third parties primarily for our offices in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. We failed to register these lease agreements with relevant housing administrative authorities primarily because the registration of a lease agreement requires cooperation between the lessor and lessee and we have found that lessors are typically unwilling to undertake the administrative burden of registration due to the low risk of penalty. Failure to complete the registration of lease agreements will not affect the validity of the lease agreements or the binding effect of the lease agreements over contracting parties or result in us being required to vacate the leased properties. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 to RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of such leased properties. Moreover, we plan to be more stringent in the future in terms of requiring our lessors to cooperate with us in registering our lease agreements with relevant housing administrative authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition. Additionally, for some of our leased properties, the owners have not obtained approvals from or made appropriate filings with applicable local authorities, such as drainage permits for the properties. As a result of these non-compliance matters, we may be subject to monetary damages, the suspension or disruption of our operations, interruption of our business, and may be forced to relocate from such properties, which could materially and adversely affect our financial condition and results of operations.
Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. We cannot assure you that our practices will be deemed to be in compliance with the abovementioned employee benefit plan requirements in all aspects. For example, certain of our PRC subsidiaries engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies have made or will make such contributions in a full or in a timely manner. The relevant PRC authorities may require us to pay, or in the case of any shortfalls, to cover, such social insurance and housing fund contributions. We may also become subject to fines and legal sanctions due to any failure to make social insurance and housing fund contributions for our employees. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.
Risks related to doing business in the PRC
We are subject to the filing requirements in connection with this offering and listing, and may be subject to further approval, filing or other requirements with PRC governmental authorities in connection with future capital-raising activities.
On July 6, 2021, the General Office of the State Council of the PRC, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which calls for enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities.
On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, effective on March 31, 2023, which stipulates that domestic companies that seek to an initial public offering overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. As a result, we are subject to the filing procedures with the CSRC in connection with this offering and listing. Pursuant to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: if (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. In addition, the Trial Measures requires that subsequent securities offerings and listings of an issuer in overseas markets other than where its securities have been offered and listed shall be filed with within three business days after such application is submitted. The Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulation—PRC regulations—PRC regulations on securities offering and listing outside of China.” If we are required to comply with the filing procedures with the CSRC for any future offerings, listing or other capital-raising activities, we cannot assure you that such filing can be completed in a timely manner, if at all.
Moreover, the CSRC and other PRC government authorities have recently implemented new regulations and guidance to regulate overseas listing of domestic enterprises. For instance, on February 24, 2023, the CSRC and other relevant government authorities promulgated the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Provision on Confidentiality, effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise provides or publicly discloses documents and materials involving state secrets and working secrets of state organs, or relevant documents and materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses relevant documents and materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. For details, see “Regulation—PRC regulations—PRC regulations on securities offering and listing outside of China.” As such regulations relating to overseas listings are newly implemented, there remains substantial uncertainties as to how they may impact our ability to raise or utilize funds overseas and conduct our business operations. Moreover, as the PRC government strengthens the oversight and control over overseas securities offerings and/or foreign investment in China-based issuers, new laws and regulations in relation to overseas listings of China-based issuers may continue to be promulgated and implemented in the future, which may subject us to scrutiny and incur additional compliance costs. We cannot assure you that we will be able to comply with such regulations in a timely and adequate manner or at all. The regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of our initial public offering or future capital raising activities into China or take other actions that could materially and adversely affect our business, results of operations and financial condition, as well as the value of the ADSs and ordinary shares. Our failure to meet such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering or future capital raising activities before settlement and delivery of the securities issued hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we complete other procedures for this offering or future capital raising activities, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Such procedures for obtaining the waiver remain unclear. Any uncertainties or negative publicity regarding such requirements for this offering and future capital raising activities could materially and adversely affect our business, prospects, financial condition, reputation and the value of the ADSs and ordinary shares.
Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.
On December 28, 2021, the CAC and several other PRC government authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and provides that the relevant operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review under certain circumstances such as the purchase of network products and services by “operator of critical information infrastructure,” or CIIO, or any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange. See “Regulation—PRC regulations—PRC regulations on cyber security review and data privacy.” As of the date of this prospectus, we have not been informed by any PRC government agency that we qualify as a CIIO, and we possess personal information of less than one million users. Further, we have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC government authority, and have not received any cybersecurity-related warning or sanction from the PRC government authorities, or any notice from relevant authorities requesting that we file for the cybersecurity review. Therefore, based on our understanding of the current PRC laws and regulations, as advised by our PRC data compliance counsel JunHe LLP, we are of the view that we are unlikely to be subject to such cybersecurity review arising from our offerings of our securities on a U.S. stock exchange.
On August 20, 2021, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Personal Information Protection Law of the PRC, or the PIPL, which became effective from November 1, 2021, the PIPL illustrates the basic compliance rules of cross-border transfer of personal information. On July 7, 2022, CAC issued the Security Assessment Measures for Data Cross-Border Transfers, which became effective from September 1, 2022. On February 24, 2023, CAC issued the Measures for the Standard Contract for Cross-border Transfer of Personal Information and the Standard Contract for Cross-border Transfer of Personal Information, or the SCC, which became effective from June 1, 2023. On March 22, 2024, the CAC enacted the Provisions on

Promoting and Regulating Cross-Border Data Flows. See “Regulation—PRC regulations—PRC regulations on cyber security and data privacy.” Pursuant to above PRC laws and regulations related to data cross-border transfer, we need to make SCC filing with the local cyberspace administration provincial level or obtain personal information protection certification conducted by professional institutions recognized by CAC for our cross-border transfer of clinical trial subjects’ de-identified personal information. As of the date of this prospectus, we have not obtained the personal information protection certification for the applicable cross-border transfer scenario; however, we are in the process of preparation of SCC filing and aim to submit such filing before September 20, 2024. We cannot assure you that we may not be subject to relevant administrative penalties.
However, it remains uncertain about whether we can successfully obtain the clearance of SCC filing for our cross-border transfer of clinical trial subjects’ de-identified personal information and how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the measures, which may have a material adverse effect on our future capital raising activities. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we face uncertainty as to whether any review or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our business, shut down our platforms or face other penalties, which could materially and adversely affect our business, financial condition and results of operations, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, which could cause the value of the ADSs and ordinary shares to significantly decline or become worthless.
If the PCAOB is unable to inspect or investigate completely our auditors located in China because of a position taken by a foreign authority and the SEC identifies the company as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act for two consecutive years, the ADSs will be delisted and our ordinary shares and ADSs will be prohibited from trading on a national securities exchange or in the over-the-counter market under the Holding Foreign Companies Accountable Act. The delisting of the ADSs, or the threat of their being delisted, and a prohibition from trading, may materially and adversely affect the value of your investment.
Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect or investigate completely because of an authority in a foreign jurisdiction, it will identify us as a Commission-Identified Issuer. If the SEC determines that we are a Commission-Identified Issuer for two consecutive years, the SEC will prohibit our ordinary shares and ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, Ernst & Young Hua Ming LLP, is an independent registered accounting firm based in mainland China. On December 2, 2021, the SEC adopted final rules implementing the HFCAA, which include requirements for a Commission-Identified Foreign Issuer to disclose information, including the auditor’s name and location, the percentage of shares of the issuer owned by governmental entities and whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, among others. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily access and conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the

HFCAA if needed. If the PCAOB determines it is unable to inspect and investigate completely registered public accounting firms located in China for 2023 and beyond, and our registered public accounting firm is located in that jurisdiction, the SEC will identify us as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA, the ADSs will be delisted from Nasdaq and our ordinary shares and ADSs will be prohibited from trading over the counter. We cannot assure you that we would be able to retain a registered public accounting firm that the PCAOB will be able to inspect or investigate completely. Delisting of the ADSs would force holders of the ADSs to sell their ADSs or convert them into our ordinary shares. The foregoing could adversely affect our ability to raise capital. Such a prohibition would also substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs and/or ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. The prohibition would also significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations and financial condition.
The PCAOB has historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was unable to conduct inspections and investigations before 2022. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. However, the inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections, which could deprive investors and potential investors in the ADSs of the benefits of such PCAOB inspections, and cause them to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
We may be restricted from transferring our scientific data abroad.
On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given the term state secret is not clearly defined, if and to the extent our research and development of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad or to our foreign partners in China. If we are unable to obtain necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial condition and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to fines and other administrative penalties imposed by those government authorities.
Changes in economic, political or social conditions or government policies from where we operate could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.
A significant portion of our operations are in the PRC. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the political and social conditions in China in general and China’s economic growth. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us, leading to a reduction in demand for our drug candidates and adversely affect our competitive position. Any of the foregoing could result in a material adverse change in our business operations and/or the value of our securities.
Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.
The PRC legal system is evolving and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operation, financial condition and the value of the ADSs and ordinary shares.
A large portion of our operations are conducted in the PRC through our PRC subsidiaries, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.
Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce taxation and trade, with a view towards developing a comprehensive system of commercial law. For instance, developments in the pharmaceutical industry and other industries and that we are and will be involved in may lead to changes in PRC laws, regulations and policies or in the interpretation and application thereof. As a result, we may be required by the regulators to obtain or renew the licenses, permits, approvals, to complete additional filings or registrations for the products and services we offer, or to modify business practices that may subject us to various penalties, including criminal penalties for individual and entity. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn could materially and adversely affect our business operations. In addition, the implementation of new rules, laws and regulations may significantly affect the industry in which we operate, which could affect the value of our securities, such as causing our securities to significantly decline in value or become worthless.
In addition, there is a limited volume of published court decisions due to our civil law system, which may be cited for reference but are not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. The PRC administrative and judicial authorities have certain discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be difficult to precisely predict the outcome of administrative and judicial proceedings. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation.
These evolvements may also affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce contractual rights, property (including intellectual property) or tort rights. In addition, unmerited legal actions or threats in an attempt to extract payments or benefits from us could also happen, which may therefore increase the operating expenses and costs, and materially and adversely affect our business and results of operations.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the regions where we operate against us or our management named in this prospectus based on foreign laws.
A large portion of our operations are conducted in the PRC through our PRC subsidiaries, and a substantial portion of our assets are located in China. We also have senior executive officers who are PRC nationals and reside within China for a significant portion of their time. The courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country or the region where the judgment is made or on principles of reciprocity between jurisdictions. However, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our assets or the assets of our directors and officers if such enforcement is not in compliance with relevant PRC laws and regulations. For more information regarding the relevant PRC laws, see “Enforceability of Civil Liabilities.”
It may be difficult for overseas regulators to conduct investigation or collect evidence within the regions where we operate.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For instance, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside of China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.
According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. The Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the domestic companies in mainland China shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.
Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for such companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of the ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors and increase the premiums we pay for director and officer insurance.

The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.
Our business could be materially and adversely affected by the tensions in international trade in recent years. Changes to international trade policies, laws, regulations and administrative orders could adversely affect the global economic conditions. In addition, geopolitical tensions among major economies have escalated due to, among other things, trade disputes, the COVID-19 pandemic, sanctions imposed by the U.S. Department of Treasury, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Rising political tensions could reduce levels of trade, investment, technological exchange and other economic activities between the two major economies, or result in new tariffs, sanctions, export controls, or other new laws and regulations. Such tensions involving China, and any escalation thereof, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, results of operations and financial condition.
When it comes to our industry in particular, certain Chinese biotechnology companies and CMOs may become subject to legislation, trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the recently proposed BIOSECURE Act introduced in the U.S. House of Representatives, and a substantially similar bill in the U.S. Senate, target U.S. government contracts, grants, and loans for entities that use equipment and services from specific named Chinese biotechnology companies and authorizes the U.S. government to include additional Chinese biotechnology companies of concern. In addition, U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties, or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties. If any current or future supplier is included under or otherwise added to a version of the BIOSECURE Act that passes or otherwise designated on any U.S. government prohibited party lists, such designation could impact and potentially restrict our engagement with such suppliers. While we believe that our current manufacturing plan will provide us with alternative sources for such supplies, there is a risk that, if supplies are interrupted, or the quality of ingredients provided by such alternative sources is not to our specification, it would cause delays in our supply chain and increase the cost of manufacturing our drugs and/or drug candidates, which could materially harm our business.
Further regulatory changes limiting trade with China could affect our research and development activities or business operations, including, for example, forthcoming rules with respect to the transfer of bulk sensitive personal data from U.S. parties to Chinese parties. In addition, the political landscape in the United States could affect U.S. government’s attitude towards China and increase the likelihood of the imposition of further restrictions on biopharmaceutical companies that have substantial operations in China, in particular amidst the 2024 United States presidential election. Companies with substantial operations in China may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Given our substantial research and development activities in the United States and China and our cooperation with certain U.S.-and China-based suppliers, our business is particularly susceptible to these controls and restrictions, and our financial condition and results of operations could be materially and adversely affected as a result.
Payment of dividends is subject to restrictions under the PRC law. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
Ascentage Pharma Group International is a Cayman Islands exempted company, and its ability to declare future dividends will depend on the availability of dividends, if any, received from our PRC subsidiaries. Under PRC laws and regulations, each of our PRC subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation—PRC regulations—PRC regulations relating to dividend distribution.” As a result of these laws, rules and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.
While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Ascentage Pharma Group International and our Hong Kong subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Ascentage Pharma Group International, its subsidiaries and the affiliated entities to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow or make investments that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
Governmental regulations of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.
The PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and the remittance of funds out of China. A significant portion of our revenue is in RMB. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of the ADSs, if any. Shortages in the availability of foreign currency may affect the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.
Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise, or the SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in China. In addition, the SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (1) directly or indirectly used for payments for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (2) unless otherwise expressly provided, directly or indirectly used for investment in securities or other financial products (except for financial products with risk ratings not higher than Level 2 and structured deposits), (3) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise and (4) construction or purchase of real properties for use by third parties, except for enterprises engaging in real estate development and real estate leasing. We cannot assure you that additional restrictions on the convertibility of the RMB into foreign currencies for current account transactions will not be imposed in the future. If we cannot obtain sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, we cannot assure you that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of China.
China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for the acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC, or MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law promulgated by the SCNPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency before they can be completed. In addition, the Measures for the Security Review of Foreign Investment promulgated by the NDRC and MOFCOM in December 2020 specify that foreign investments in the military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated government authorities in advance.
In the future, we may pursue potential strategic acquisitions that are complementary to our business. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business or maintain market share. Furthermore, there is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of MOFCOM or other PRC government authorities for our mergers and acquisitions. We cannot assure you that we can obtain such approval from MOFCOM or any other relevant PRC government authorities for our mergers and acquisitions. Any uncertainties regarding such approval requirements could have a material adverse effect on our business and results of operations and our corporate structure.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (1) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (2) any of our PRC subsidiaries may not procure loans that exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. SAFE promulgated the SAFE Circular 19, effective from June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the SAFE Circular 16, effective from June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. The SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Circular of Further Facilitating Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or the SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which releases new foreign exchange management policies and revises some rules under SAFE Circular 16 and SAFE Circular 28.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund the PRC operations may be negatively affected, which could materially and adversely affect our liquidity and the ability to fund and expand our business.
Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.
SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or the SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Circular 13, effective on June 1, 2015, pursuant to which the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. In addition, our shareholders who are PRC entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding overseas direct investment by PRC entities, including filings with MOFCOM, the NDRC, or their local branches based on the amount and industry of the investments or other factors thereof.
We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands exempted company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or overseas direct investment filings. However, we may not at all times be fully aware or informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We also cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities will in the future make, obtain or update any applicable registrations, filings or approvals required by SAFE regulations or other regulations relating to overseas investment activities issued by MOFCOM and NDRC. Failure by such shareholders or beneficial owners to comply with such regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business, results of operations and financial condition.
If we fail to comply with PRC regulations regarding the registration requirements for employee equity incentive plans or share option plans, the PRC plan participants or we could be subject to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to SAFE Circular 7, directors, supervisors, senior management and other employees participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB50,000 for individuals and may also limit our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—PRC regulation.”
In addition, the Ministry of Finance and the State Administration of Taxation, or the SAT, have issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.
If we are classified as a PRC resident enterprise for PRC tax purposes under the EIT Law, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.
We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Cayman Islands exempted company is a resident enterprise for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow and we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as to PRC EIT reporting obligations. In addition, non-resident enterprise shareholders (including the ADS holders) will be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of, or dividends paid on, the ADSs or ordinary shares (which in the case of dividends will be withheld at source) if such gain or income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or our ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends will be withheld at source) unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders (including ADS holders) of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.
In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our business, results of operations and financial condition.
We face uncertainties with respect to the indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the SAT Bulletin 7. SAT Bulletin 7 applies to transactions through offshore transfer by a foreign company directly or indirectly holding taxable assets in China. In addition, SAT Bulletin 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, or to establish that we and our non-PRC resident investors should not be taxed under these circulars, which may have a material and adverse effect on our business, results of operations and financial condition.
The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities or misappropriate or misuse these assets.
Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our PRC subsidiaries have the apparent authority to enter into binding contracts on behalf of these entities without chops. In order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for instance, by entering into a contract not approved by us, or seeking to gain control of any of our subsidiaries. If any employee obtains, misuses or misappropriates corporate chops and seals or other controlling non-tangible assets for whatever reason, the business operations of the relevant entities could be disrupted. We may have to take corporate or legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties against us, which could involve significant time and resources to resolve and divert management attention from business operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.
We incur portions of our expenses, and may in the future derive revenues, in currencies other than the RMB, in particular, the U.S. dollar. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial condition, and the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, a significant portion of our clinical trial activities are conducted outside of the PRC, and associated costs may be incurred in the local currency of the country in which the trial is being conducted, which costs could be subject to fluctuations in currency exchange rates. A decline in the value of the RMB against currencies in countries in which we conduct clinical trials could have a negative impact on our research and development costs. Furthermore, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs.
We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the RMB. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Risks related to our ordinary shares, the ADSs and this offering
The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs and ordinary shares.
Following this offering and after the ADSs begin trading on Nasdaq, our ordinary shares will continue to be listed on the HKEx. Trading of the ADSs or ordinary shares in these markets will take place in different currencies (U.S. dollars on Nasdaq and HK$ on the HKEx), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Hong Kong). The trading prices of our ordinary shares and the ADSs representing them may differ due to these and other factors, even allowing for currency differences. Any decrease in the price of our ordinary shares on the HKEx could cause a decrease in the trading price of the ADSs on Nasdaq. Fluctuations in the price of the ordinary shares due to circumstances peculiar to the HKEx could materially and adversely affect the price of the ADSs. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of our ordinary shares may not be indicative of the performance of the ADSs after this offering.
Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the ADSs on Nasdaq and the ordinary shares available for trading on the HKEx. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying ordinary shares for trading on the other market without effecting necessary procedures with the depositary. See “—The time required for the exchange between our ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange between our ordinary shares and ADSs involves costs.” This could result in time delays and additional cost for holders of ADSs. We cannot predict the effect of this dual listing on the value of our ordinary shares and the ADSs. However, the dual listing of our ordinary shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.
There has been no market for the ADSs prior to this offering and an active and liquid market for our securities may fail to develop, which could harm the market price of the ADSs.
Although our ordinary shares have been traded on the HKEx since 2019, prior to the completion of this offering, there has been no public market for the ADSs. Although we anticipate that the ADSs will be approved for listing on Nasdaq, an active trading market for the ADSs may never develop or be sustained following the offering. The initial public offering price of the ADSs will be determined through negotiations between us and the underwriters based on a number of factors. This offering price may not be indicative of the market price of the ADSs after the offering, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell. As a result, investors in our securities may experience a significant decrease in the value of their ADSs and ordinary shares.

The trading prices of the ADSs are likely to be volatile, which could result in substantial losses to you.
The price and trading volume of the ADSs may be subject to significant volatility in response to various factors beyond our control, including the general market conditions of the securities in Hong Kong and elsewhere in the world. In particular, our share price in Hong Kong has fluctuated from a 52-week high of        to a low of        as of       , 2024. In addition, the business and performance and the market price of the shares of other companies engaging in similar business may affect the price and trading volume of the ADSs. In addition to market and industry factors, the price and trading volume of the ADSs may be highly volatile for specific business reasons, such as fluctuations in our revenue, earnings, cash flows, investments, expenditures, regulatory developments, relationships with our suppliers, movements or activities of key personnel, or actions taken by competitors.
In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for specific business reasons, including:
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announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

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announcements of therapeutic innovations or new products by us or our competitors;

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adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

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any adverse changes to our relationship with manufacturers or suppliers;

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the results of our testing and clinical trials;

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the results of our efforts to acquire or license additional drug candidates;

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variations in the level of expenses related to our existing drug candidates or preclinical and clinical development programs;

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any intellectual property infringement actions in which we may become involved;

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announcements concerning our competitors or the pharmaceutical industry in general;

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achievement of expected product sales and profitability;

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manufacture, supply or distribution shortages;

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variations in our results of operations;

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announcements about our earnings that are not in line with analyst expectations;

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publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

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changes in financial estimates by securities research analysts;

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announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

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press reports, whether or not true, about our business;

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additions to or departures of our management;

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fluctuations of exchange rates between the RMB, the U.S. dollar and other currencies;

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release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

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sales or perceived potential sales of additional ordinary shares or ADSs;

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sales of our ordinary shares or ADSs by us, our executive officers and directors or our shareholders in the future;

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general economic and market conditions and overall fluctuations in the U.S. and Hong Kong equity markets;

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changes in accounting principles; and

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changes or developments in the PRC or global regulatory environment.

Any of these factors may result in large and sudden changes in the volume and trading price of the ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.
In addition, the stock market, in general, and small pharmaceutical and biotechnology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance and may cause the price of the ADSs to decline rapidly and unexpectedly.
The time required for the exchange between our ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange between our ordinary shares and ADSs involves costs.
There is no direct trading or settlement between Nasdaq and the HKEx. In addition, the time differences between New York and Hong Kong, unforeseen market circumstances, or other factors may delay the deposit of ordinary shares in exchange for the ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
Substantial future sales or perceived potential sales of the ADSs, ordinary shares or other equity securities in the public market could cause the price of the ADSs to decline significantly.
Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and all other ordinary shares held by our existing shareholders may also be sold in the public market in the future, subject in certain cases to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be       ADSs (representing      ordinary shares) outstanding immediately upon the completion of this offering, or       ADSs (representing       ordinary shares) if the underwriters exercise their option in full to purchase additional ADSs. In connection with this offering, we, all of our directors and executive officers, and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, except in this offering, any of our ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (other than pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of the representative of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs and our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
If you purchase ADSs in this offering, you will experience substantial and immediate dilution.
If you purchase ADSs in the offering, you will experience substantial and immediate dilution of US$      per ADS in pro forma net tangible book value as of June 30, 2024, after deducting the estimated underwriting commissions and estimated offering expenses payable by us. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price in this offering when they purchased their ordinary shares. In addition, you will experience further dilution to the extent that ordinary shares are issued upon the exercise of share options or if we otherwise issue additional ordinary shares or ADSs below the offering price. For a further description of the dilution that you will experience immediately after the offering, see the section of this prospectus titled “Dilution.”
You may be subject to limitations on the transfer of the ADSs.
The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events, such as a rights offering, or “for record date or processing purposes” in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
If a United States person is treated as owning at least 10% of our share capital, such person may be subject to adverse U.S. federal income tax consequences.
If a United States person, as defined by the Internal Revenue Code of 1986, as amended, is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our share capital, such person may be treated as a “United States shareholder” with respect to each non-U.S. corporation in our group that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. A non-U.S. corporation will be a CFC if United States shareholders, as defined in the immediately preceding sentence, own directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power or total value of the stock of such corporation. No assurances can be provided that we are not a CFC or will not be a CFC after the offering. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will generally be treated as CFCs under certain “downward attribution” rules even if we are not a CFC. A United States shareholder that owns our ordinary shares or ADSs directly or indirectly may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by our subsidiary CFCs, regardless of whether we make any distributions. Failure to comply with such reporting requirements could result in adverse tax effects for United States shareholders and potentially significant monetary penalties. We do not currently expect to assist investors in determining whether we or any of our non-U.S. subsidiaries is treated as a CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ADSs.
We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.
Prior to this offering, we were a HKEx listed company with limited financial reporting expertise necessary to comply with SEC reporting requirements and compliance requirements.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to our insufficient financial reporting expertise necessary to comply with SEC financial accounting and reporting requirements.
Such material weakness may cause investors to lose confidence in our reported financial information, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs.
We are in the process of implementing a number of measures to address the material weakness that has been identified including, among others: (1) hiring additional financial reporting personnel with SEC reporting experience, (2) expanding the capabilities of existing financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations and (3) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures. At this time, we cannot predict when our efforts to remediate the identified material weakness will be successful and cannot estimate any associated material costs. While we believe these measures will remediate the material weakness identified, we may not be able to complete the remediation in a timely fashion.
Upon becoming a public company with securities traded in the United States, we will be subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), will require that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting.
In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, meet our reporting obligations, avoid material misstatements in our financial statements, or anticipate and identify accounting issues or other financial reporting risks that could materially impact our consolidated financial statements. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs and ordinary shares, the market price for the ADSs or ordinary shares and trading volume could decline.
The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs or ordinary shares, the market price for the ADSs or ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs or ordinary shares to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business and shareholders’ equity, and the value of any investment in the ADSs could be greatly reduced or rendered worthless.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus titled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. We currently anticipate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: (1) to fund the research and development of olverembatinib, including activities related to the various registrational trials and other clinical trials, as well as pursuing approvals with regulatory authorities in multiple countries; (2) to fund the research and development of lisaftoclax, including activities related to the various registrational trials and other clinical trials, as well as pursuing approvals with regulatory authorities in multiple countries; and (3) to fund the research and development of our other product candidates, and strengthen our technology platforms and research and development capabilities. We intend to use any remaining net proceeds for working capital and general corporate purposes. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition and results of operations. Pending their use, we may invest our net proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of the ADSs.
Insiders will continue to have significant influence over us after this offering, and their interests may not be aligned with the interest of our other shareholders.
After this offering, our directors, executive officers, holders of more than 5% of our ordinary shares and their respective affiliates will beneficially own, in the aggregate, approximately   % of our outstanding ordinary shares, based on the number of shares outstanding as of June 30, 2024 (after giving effect to the offering). Our co-founders Dr. Yang, our Chief Executive Officer, Dr. Zhai, our Chief Medical Officer, Dr. Wang, a member of our board

of directors and Dr. Guo, and their respective affiliates, who beneficially own approximately      % of our outstanding ordinary shares, based on the number of shares outstanding as of June 30, 2024 (after giving effect to the offering), are parties to the Concert Party Confirmation Deed, or the Deed, pursuant to which such parties, amongst other things, agreed to actively cooperate and communicate with each other to obtain and maintain consolidated control and management of our company and agreed to vote unanimously as a group on all matters and resolutions proposed at shareholder meetings of our company. See “Related party transactions—Concert Party Confirmation Deed.” As a result of such ownership and the Deed, such insiders, and in particular our co-founders, will, through their voting power at our shareholder meetings and their delegates on our board of directors, have significant influence over our business and affairs, including decisions in respect of mergers or other business combinations, acquisition or disposition of assets, issuance of additional shares or other equity securities, timing and amount of dividend payments and our management. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. In addition, without the consent of such shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for the shares as part of a sale of our company and may significantly reduce the price of the ADSs.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.
A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, the “income test,” or (2) 50% or more of the amount of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, the “asset test.” For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties (other than certain royalties treated as derived in an active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
For purposes of the PFIC asset test, the amount of our assets will generally be determined by reference to their value, which may be determined by reference to our market capitalization. However, if we are considered to be a CFC (except in the case that we are considered to be a CFC by reason of certain “downward attribution” rules) that is not “publicly traded” for purposes of the PFIC rules during the tested period, the amount of our assets will generally be determined by reference to our adjusted bases in our assets. Further, for purposes of applying the PFIC asset test to us, if any entity in which we own 25% or more of the total value of the outstanding shares of such entity is considered to be a CFC (except in the case of such an entity that is considered to be a CFC by reason of certain “downward attribution” rules) that is not publicly traded, the amount of such entity’s assets would generally be determined by reference to its adjusted bases in its assets. No assurances can be provided that we or any of our subsidiaries are not a CFC or will not be a CFC (except, in the case of our subsidiaries, by reason of certain “downward attribution” rules) following the offering, and consequently, no assurances can be given that the PFIC asset test will not be applied to us based on the adjusted bases of our non-U.S. subsidiaries in their assets.
Provided that we and our subsidiaries were not, and do not become, CFCs (except, in the case of our subsidiaries, by reason of certain “downward attribution” rules), based on the composition of our income and assets and the estimated value of our assets, which is based on our current market capitalization, we do not believe we were a PFIC for our fiscal year ending December 31, 2023 and we do not presently expect to become a PFIC in our current fiscal year or future fiscal years. However, no assurance can be given that we will not be a PFIC for the current fiscal year or future fiscal years because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become classified as a PFIC for the current or future fiscal years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the shares or ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current fiscal year or future fiscal years.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this prospectus titled “Taxation—U.S. federal income tax considerations—General”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See the section of this prospectus titled “Taxation—U.S. federal income tax considerations—Passive foreign investment company rules.”
Our second amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
Our second amended and restated memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders and ADS holders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated in the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the United States) as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are broadly similar to those other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against us outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of share capital—Differences in corporate law.”
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. The majority of our current operations are conducted in China. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, the majority of our current directors are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions and the laws in the Cayman Islands, PRC and Hong Kong may render you unable to enforce a judgment against our assets of our directors and officers, depending on where our directors and officers are located. For example, in China, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks related to our ordinary shares, the ADSs and this offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares which are represented by the ADSs are voted.
Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares which are represented by the ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by the ADSs unless you cancel and withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting.
Under our second amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting, other than an annual general meeting, is at least 21 days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying ordinary shares represented by the ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by the ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by the ADSs are not voted as you requested.
The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.
Under the deposit agreement for the ADSs, if you do not vote, the depositary may give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if:
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we have timely provided the depositary with notice of meeting and related voting materials;

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we have instructed the depositary that we wish a discretionary proxy to be given;

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we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

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a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent the ordinary shares underlying the ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.
We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our company. Holders of the ADSs, subject to the terms of the deposit agreement, shall be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADS holders. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The depositary may, and shall at our written direction, terminate the deposit agreement and the ADSs by mailing notice of such termination to the registered holders of ADSs at least 30 days prior to the date fixed in such notice for such termination. After instructing its custodian to deliver all ordinary shares to us along with a general stock power that refers to the names set forth on the ADS register maintained by the depositary and providing us with a copy of the ADS register maintained by the depositary, the depositary and its agents will perform no further acts under the deposit agreement or the ADSs and shall cease to have any obligations under the deposit agreement and/or the ADSs. See “Description of American depositary shares” for more information.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
The depositary of the ADSs may agree to distribute, subject to the terms of the deposit agreement, the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You would receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of distribution. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs and ordinary shares.
You may experience dilution of your holdings due to inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement. The jury trial waiver provision may result in increased costs to ADS holders to bring a claim, limited access to information and other imbalances of resources between our company and our ADS holders, and such provision could discourage claims or limit our ADS holders’ ability to bring a claim in a judicial forum that they find favorable.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
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the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

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the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will, however, be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a         basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.
Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.
The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies who have adopted the new or revised accounting standards.
We will incur increased costs as a result of being a public company in the United States, particularly after we cease to qualify as an “emerging growth company.”
We expect to incur additional significant legal, accounting and other expenses after becoming a public company in the United States. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
As an emerging growth company, we may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of the ADSs and ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance standards.
As a Cayman Islands exempted company that will be listed on Nasdaq, we are subject to the Nasdaq corporate governance rules. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance standards. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance standards applicable to U.S. domestic issuers.

Special note regarding forward-looking statements and industry data
This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are contained principally in the sections of this prospectus titled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is likely to” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.
These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:
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our expectations regarding sales, manufacturing and commercialization of olverembatinib in China;

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our expectations regarding the clinical development, regulatory approval and commercialization of olverembatinib outside of China and of our other proprietary product candidates, including around trial initiation, patient enrollment, trial completion, data announcements, regulatory filings, and timing thereof;

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our expectations regarding the potential advantages of our products and product candidates over existing therapies or therapies currently in development and expectations regarding the status of current therapies being used or being developed that are or may be competitive to our product candidates and potential changes to standard of care, and their comparative efficacy, safety, PK/PD, bioavailability and other characteristics;

•
our expectations around our product candidates being first-in-class or best-in-class;

•
our estimates and expectations regarding the potential market size, incidence and prevalence of disease, and the relevant patient population sizes for our product candidates and potential growth thereof over time;

•
our expectations regarding the potential advantages of certain combinations of our products or product candidates with other therapies;

•
our expectations with regard to our ability to create, identify, nominate, select, research and develop additional product candidates and to submit INDs and/or CTAs for our pre-clinical product candidates and timing thereof;

•
our expectations regarding the potential advantages of our proprietary technologies over existing technology platforms, including drugs and therapies currently in development, and the prospects for our ongoing and future technology collaborations;

•
our plans to expand our technology platform and the potential benefits of such platform;

•
our expectations with regard to the willingness and ability of our current and future partners and collaborators to pursue the development, approval and commercialization of our products and product candidates;

•
our and our partners’ product discovery, development and commercialization plans with respect to our products and product candidates and proprietary technologies;

•
our potential to enter into new collaborations, including research and similar collaborations with research institutions and hospitals;

•
our and our partners and collaborators’ ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials and commercialize products that are approved;

•
our expectations around the potential initiation, timing and success of clinical trials initiated by third parties, including IIT, of therapies including our products and product candidates;

•
the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•
the timing or likelihood of regulatory filings and approvals for our products and product candidates;

•
our ability to identify, and to negotiate contracts with, suitable CMOs and the ability of such CMOs to manufacture sufficient quantities of our products and product candidates for clinical trials or commercialization in compliance with cGMPs;

•
the commercialization and market acceptance of our products and product candidates;

•
our plans to continue to build our commercialization capabilities and to commercialize and market olverembatinib or other proprietary product candidates that may be approved;

•
the pricing of and reimbursement for our approved products in different markets;

•
the implementation of our business model and strategic plans for our business, products, product candidates and technologies;

•
our ability to operate our business without violating applicable laws and regulations;

•
our and our partners’ ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;

•
the scope of protection we and our partners are able to establish and maintain for intellectual property rights covering our products, product candidates and technologies;

•
our analysis of potential patent infringement claims and our rights with respect to such claims, and expectations around patent coverage and effectiveness of such coverage for competitive products and product candidates;

•
estimates of our future expenses and revenue;

•
our receipt of future milestone payments, royalties and other payments from our partners, licensors and other collaborators and the expected timing of such payments;

•
our expectations regarding regulatory developments in the United States, China and other jurisdictions;

•
our exposure to additional scrutiny as a U.S. public company;

•
our ability to effectively manage our anticipated growth;

•
our ability to attract and retain suitably qualified employees and key personnel, particularly for our commercialization efforts;

•
our expectations around increase of headcounts and operations in key geographic areas;

•
the timing, receipt of and terms and conditions of any required governmental or regulatory approvals relating to this offering;

•
our use of proceeds from this offering;

•
our future financial performance; and

•
developments and projections relating to our competitors and our industry, including competing therapies and technologies.

You should refer to the section of this prospectus titled “Risk factors” for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from our expectations.
This prospectus also contains certain industry data and information, which we obtained from Frost & Sullivan, our industry consultant. If any one or more of the assumptions underlying our industry data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

Use of proceeds
We estimate that we will receive net proceeds of approximately US$      million from this offering (or US$      million if the underwriters exercise their option to purchase additional ADSs in full), assuming an initial public offering price of US$      per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the HKEx of HK$      on      (based on an assumed exchange rate of US$1.00 to HK$      ), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
A US$1.00 increase (decrease) in the assumed public offering price of US$      per ADS, which is the U.S. dollar equivalent of the closing price of our ordinary shares on the HKEx of HK$      on      (based on an assumed exchange rate of US$1.00 to HK$      ), would increase (decrease) the net proceeds to us of this offering by US$      million (or US$      million if the underwriters exercise their option to purchase additional ADSs in full), assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. Each increase (decrease) of      in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering by approximately US$      , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.
The principal purposes of this offering are to obtain additional capital to support our operations, create a public market for the ADSs, increase our visibility in our markets, and facilitate our future access to the public equity markets for us and our shareholders.
As of         , we had cash and cash equivalents of US$      million. We intend to use the net proceeds from this offering as follows:
•
approximately US$        million to fund the research and development of olverembatinib, including activities related to the various registrational trials and other clinical trials, as well as pursuing approvals with regulatory authorities in multiple countries;

•
approximately US$        million to fund the research and development of lisaftoclax, including activities related to the various registrational trials and other clinical trials, as well as pursuing approvals with regulatory authorities in multiple countries; and

•
approximately US$        million to fund the research and development of our other product candidates, and strengthen our technology platforms and research and development capabilities.

We intend to use any remaining net proceeds, if any, for working capital and general corporate purposes.
We believe opportunities may exist from time to time to expand our current business through license or acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific licenses, acquisitions or investments at this time, we may use a portion of the net proceeds for these purposes. We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next    months. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.
The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, any funding we may obtain through future collaborations, if any, and any unforeseen cash needs. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.
To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing, debt instruments or bank deposits.
In using the proceeds of this offering, Ascentage Pharma is permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk factors—Risks related to doing business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Dividend policy
Since our inception, we have not declared or paid any dividends on our ordinary shares. We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings for use in the operation of our business.
Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See the section of this prospectus titled “Description of American depositary shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Capitalization
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2024:
•
on an actual basis; and

•
on a pro forma basis to reflect the issuance and sale of        ordinary shares in the form of ADSs by us in this offering, based on an assumed initial public offering price of US$      per ADS, which is the U.S. dollar equivalent of the closing price of our ordinary shares on the HKEx of HK$      on      (based on an assumed exchange rate of US$1.00 to HK$      ), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, assuming the underwriter does not exercise its option to purchase additional ADSs in full in this offering.

The pro forma information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of the ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations.”
	As of June 30, 2024
(in thousands, except share and per share data)	Actual		Pro forma(1)
	US$	RMB	US$	RMB
Short-term borrowing(2)	16,512	120,000
Current portion of long term bank loans(2)	82,576	600,095
Non-current bank loans(2)	131,982	959,142
Shareholders’ (deficit) equity:
Ordinary shares, US$0.0001 par value per share; 314,654,405 shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	29	214
Treasury shares	(2,728)	(19,822)
Share premium	893,043	6,489,921
Capital and reserves	(51,057)	(371,042)
Exchange fluctuation reserve	(17,992)	(130,751)
Accumulated losses	(715,835)	(5,202,121)
Non-controlling interests	1,382	10,040
Total equity	106,842	776,439
Total capitalization	337,912	2,455,676
(1) Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed public offering price of US$      per ADS, which is the U.S. dollar equivalent of the closing price of our ordinary shares on the HKEx of HK$       on       (based on an assumed exchange rate of US$1.00 to HK$      ), would increase (decrease) each of total shareholders’ (deficit) equity, total equity and total capitalization by US $      million. The pro forma information discussed above is illustrative only. Our total shareholders’ (deficit) equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2) See Note 15 to our unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus for additional detail regarding short-term borrowing, current portion of long term bank loans and non-current bank loans.

Dilution
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma as adjusted net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our historical net tangible book value as of        was approximately US$      million, or US$      per ordinary share and US$      per ADS. Each ADS represents      ordinary shares. Our historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of ordinary shares outstanding as of       . As adjusted net tangible book value per ordinary share is calculated after giving effect to the issuance of ordinary shares in the form of ADSs by us in this offering. Dilution is determined by subtracting the net tangible book value per ordinary share immediately upon the completion of this offering from the initial public offering price per ordinary share.
After giving further effect to the issuance and sale of the ADSs offered in this offering, based on an assumed initial public offering price of US$      per ADS, which is the U.S. dollar equivalent of the closing price of our ordinary shares on the HKEx of HK$      on      (based on an assumed exchange rate of US$1.00 to HK$      ), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of         would have been US$      million, or US$      per ordinary share and US$      per ADS. This represents an immediate increase in net tangible book value of US$      per ordinary share and US$      per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share and US$      per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:
	Per ordinary share	Per ADS
Assumed initial public offering price
Historical net tangible book value as of
As adjusted net tangible book value per share as of
Increase in as adjusted net tangible book value attributable to investors purchasing ordinary shares in this offering
As adjusted net tangible book value immediately after this offering
Dilution in as adjusted net tangible book value to new investors in this offering
Each US$1.00 increase (decrease) in the assumed public offering price of US$      per ADS would increase (decrease) our as adjusted net tangible book value after giving effect to this offering by US$      million, the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$      per ordinary share and US$      per ADS, and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$      per ordinary share and US$      per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million ADSs in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$      per ordinary share and US$      per ADS and increase (decrease) the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$      per ordinary share and US$      per ADS, assuming no change in the assumed initial public offering price of US$      per ADS, which is the U.S. dollar equivalent of the closing price of our ordinary shares on the HKEx of HK$      on       (based on an assumed exchange rate of US$1.00 to HK$      ), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full in this offering, the as adjusted net tangible book value immediately upon the completion of this offering would be US$      per ordinary share and US$      per ADS, and the dilution in as adjusted net tangible book value to new investors in this offering would be US$      per ordinary share and US$      per ADS.
The following table summarizes, on an as adjusted basis as of       , the differences between existing shareholders and the new investors in this offering with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable if the underwriters exercise their option to purchase additional ADSs.
	Ordinary shares purchased		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percent	Amount (in thousands)	Percent
Existing shareholders		%	US$	%	US$	US$
New investors		%	US$	%	US$	US$
Total		%	US$	%	US$	US$
If the underwriters exercise their option to purchase additional ADSs in full in this offering:
•
the percentage of ordinary shares held by existing shareholders will decrease to    % of the total number of ordinary shares outstanding after this offering; and

•
the number of ordinary shares (including in the form of ADSs) held by new investors will increase to       shares, or    % of the total number of ordinary shares outstanding after this offering.

The total number of ordinary shares that will be issued and outstanding immediately after this offering is based on        ordinary shares issued and outstanding as of      , and excludes:
•
      of our ordinary shares issuable upon the vesting of outstanding options to purchase our ordinary shares outstanding as of        under our Pre-IPO Share Option Scheme, at a weighted average exercise price of HK$     (US$    ) per share, of which option to purchase        ordinary shares were vested at a weighted average exercise price of HK$       (US$      ) per share;

•
      of our ordinary shares subject to restricted share units, or RSUs, outstanding as of        under our 2018 RSU Scheme;

•
      of our ordinary shares subject to RSUs outstanding as of June 30, 2024 under our 2021 RSU Scheme;

•
      of our ordinary shares subject to RSUs outstanding as of June 30, 2024 under our 2022 RSU Scheme;

•
      of our ordinary shares reserved for future issuance under our Post-IPO Share Option Scheme;

•
      of our ordinary shares reserved for future issuance under our 2018 RSU Scheme;

•
      of our ordinary shares reserved for future issuance under our 2021 RSU Scheme; and

•
      of our ordinary shares reserved for future issuance under our 2022 RSU Scheme.

Enforceability of civil liabilities
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands has a different body of securities laws as compared to the United States and may provide protections for investors to a lesser extent.
A substantial portion of our operations are conducted in the PRC, and substantially all of our assets are located in the PRC. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, to bring an action against us or these persons in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in United States courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.
We have appointed Ascentage Pharma Group Inc. as our agent to receive service of process with respect to any action brought against us under the federal securities laws of the United States or of any state in the United States.
Walkers (Hong Kong), our counsel as to Cayman Islands law, and JunHe LLP, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
In addition, Walkers (Hong Kong) has advised us that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the United States federal securities laws, would be enforceable against us or our directors or officers in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be fiscal, penal or punitive in nature or contrary to Cayman Islands public policy.
We have also been advised by our Cayman Islands legal counsel that, notwithstanding the above, a final and conclusive judgment obtained in United States federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are fiscal or penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damage, or contrary to Cayman Islands public policy) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:
•
the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•
the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

•
the judgment was final and conclusive and for a liquidated sum;

•
the judgment was not obtained by fraud; and

•
the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of United States federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.
JunHe LLP has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties or similar arrangements between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions.
JunHe LLP has advised us further that under PRC law, a foreign judgment violating basic legal principles of PRC law, state sovereignty, safety or social public interest will not be recognized and enforced by a PRC court. As there exists no treaty and limited form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts. Under the PRC Civil Procedures Law and other relevant laws, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or ordinary shares.

Corporate history and structure
Corporate history
Ascentage Pharma Group Corp Limited, a company incorporated in Hong Kong with limited liability, or Ascentage Pharma (HK), was established in May 2009. Dr. Yang, Dr. Wang and Dr. Guo, our co-founders, were the initial majority shareholders of Ascentage Pharma (HK).
In June 2010, Jiangsu Ascentage Pharma Co., Ltd, a limited liability company incorporated under the laws of the PRC, or Ascentage Jiangsu, was established as a wholly-owned subsidiary of Ascentage Pharma (HK).
Ascentage Pharma (HK) went through a series of internal restructurings and equity financings in 2015 and 2016, pursuant to which Ascentage International Limited, a limited liability company incorporated in Hong Kong, or Ascentage International, Hongkong Sansheng Medical Limited, a company incorporated in Hong Kong with limited liability, and Shengda Taizhou Investment Centre LLP, or Shengda Taizhou, acquired equity interests in Ascentage Jiangsu from Ascentage Pharma (HK). Shengda Taizhou held the equity interest in Ascentage Jiangsu for the benefit of Dr. Yang, Dr. Guo, Dr. Wang and Dr. Zhai.
In December 2016, Ascentage Jiangsu entered into a share transfer agreement for the acquisition of the entire equity interest of Healthquest Pharma from Dr. Zhai and Ren Jing. See “Related party transactions—Healthquest acquisition.”
In November 2017, we commenced a reorganization, or the Reorganization, consisting of the following principal steps:
1. In November 2017, Ascentage Pharma Group International was incorporated as an exempted company with limited liability under the laws of the Cayman Islands;
2. In November 2017, Ascentage Pharma Group International acquired all the equity interests in Ascentage Pharma (HK) from Dr. Yang, Dr. Wang, Dr. Guo and Collected Mind, a business company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of 3SBio Inc. (a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1530)) after which Ascentage Pharma (HK) became a wholly-owned subsidiary of Ascentage Pharma Group International; and
3. In July 2018, Ascentage Pharma Group International acquired all of the equity interests in Ascentage International, from each of Dr. Yang, Dr. Wang and Dr. Guo, in exchange for which Ascentage Pharma Group International issued ordinary shares to Ascentage Limited, a company that was incorporated in the British Virgin Islands with limited liability which was owned by Dr. Yang (for himself and as settlor of the Yang Family Trust) as to 45.53%, Dr. Guo (for himself and as settlor of the Guo Family Trust) as to 27.69% and Dr. Wang (for himself and as settlor of the Wang Family Trust) as to 26.78%, in an amount calculated with reference to the registered capital amount owned by Ascentage International in Ascentage Jiangsu immediately preceding the acquisition, until the dissolution of Ascentage Limited in December 2023.
Upon the completion of the Reorganization, Ascentage Pharma became the top holding company of our company and its subsidiaries. Our daily operations are conducted primarily through our operating subsidiaries in mainland China, Hong Kong, the United States and Australia. Ascentage Pharma Group Corp Limited, Ascentage International Limited, Ascentage Investment International and Ascentage Investment Limited are investment holding intermediaries.
On October 28, 2019, Ascentage Pharma completed its Hong Kong initial public offering and listed on the HKEx pursuant to which it sold 14,008,000 ordinary shares (including shares issued as a result of the full exercise of the over-allotment option).
On February 3, 2021, we entered into a placing and subscription agreement with Ascentage Limited, or the Vendor, a company incorporated in the British Virgin Islands with limited liability that is owned by Dr. Yang, Dr. Wang and Dr. Guo, J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation

Hong Kong Securities Limited, or collectively, the 2021 Placing Agents. An aggregate of 26,500,000 existing ordinary shares owned by the Vendor have been placed by the 2021 Placing Agents to not less than six placees at a price of HK$44.20 per share and we subsequently issued to the Vendor the same number of 26,500,000 new ordinary shares at the same price of HK$44.20 per share. The closing price of our ordinary shares on the HKEx on February 3, 2021, the date on which the terms of the placing were fixed, was HK$48.80. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were approximately HK$1,153.64 million.
On July 14, 2021, we and Innovent Biologics, Inc., an exempted company incorporated in the Cayman Islands with limited liability and controlled by Innovent, or Innovent Biologics, Inc., entered into a warrant subscription deed, pursuant to which we agreed to issue to Innovent Biologics, Inc. 6,787,587 warrants to purchase 6,787,587 of our ordinary shares at a price of HK$57.20 per share. The warrants expired in July 2023 and have not been exercised.
On July 23, 2021, Innovent Biologics, Inc. subscribed for 8,823,863 of our ordinary shares at a price of HK$44.00 per share, for a total consideration of HK$388.25 million. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised from the subscription was approximately HK$388.06 million. The closing price of our ordinary shares on the HKEx on July 14, 2021, the date on which the terms of the subscription were fixed, was HK$52.95.
On January 18, 2023, we entered into the 2023 Placing and Subscription Agreement with the Vendor, and J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited, or the 2023 Placing Agents. An aggregate of 22,500,000 existing ordinary shares owned by the Vendor have been placed by the 2023 Placing Agents to not less than six placees at a price of HK$24.45 per share and we subsequently issued to the Vendor the same number of 22,500,000 new ordinary shares of the Company at the same price of HK$24.45 per share. The closing price of our ordinary shares on the HKEx on January 18, 2023, the date on which the terms of the top-up placing was fixed, was HK$24.05. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were HK$543.9 million.

Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, categorized into onshore entities, which are organized and registered in the PRC, and offshore entities, which are organized and registered outside of the PRC, as of the date of this prospectus:
We do not currently use, and have not used in the past, a variable interest entity structure.

Price range of our ordinary shares
Our ordinary shares have been trading on the HKEx under the stock code “6855” since October 28, 2019. The following table sets forth, for the periods indicated, the reported high and low closing sale prices and the average daily trading volumes of our ordinary shares on the HKEx. Ordinary share prices are presented in HK dollars and U.S. dollars.
	Price per ordinary share		Price per ordinary share		Average daily trading volume (in ordinary shares)
	HK$		US$
	High	Low	High	Low
Annual (Fiscal Year Ended December 31):
2023	33.15	18.66	4.25	2.39	1,706,396
Quarterly:
First Quarter 2023	33.15	21.80	4.25	2.79	3,110,425
Second Quarter 2023	26.10	18.66	3.34	2.39	1,112,374
Third Quarter 2023	27.65	20.90	3.54	2.68	1,292,592
Fourth Quarter 2023	27.80	19.60	3.56	2.51	1,297,500
Most Recent Six Months:
March 2024	25.30	17.76	3.24	2.27	1,917,690
April 2024	18.22	15.70	2.33	2.01	1,289,163
May 2024	21.00	17.10	2.69	2.19	1,130,120
June 2024	27.00	17.74	3.46	2.27	2,286,530
July 2024	29.60	25.50	3.79	3.27	1,043,284
August 2024	33.90	26.65	4.34	3.41	1,271,582
On August 30, 2024, the closing sale price of our ordinary shares on the HKEx was HK$33.15 per ordinary share (US$4.25 per ordinary share). We have translated information in the tables above presented in HK$ into US$ at the rate of HK$7.8090 to US$1.00, the exchange rate set forth for cable transfers of HK$ in the City of New York, as certified by the Federal Reserve Bank of New York, on June 28, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. See the section of this prospectus titled “Special note regarding forward-looking statements and industry data.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section of this prospectus titled “Risk factors” and in other parts of this prospectus. You should carefully read the section titled “Risk factors” to gain an understanding of the factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. The consolidated financial statements as of and for the six months ended June 30, 2024 and 2023 and as of and for the years ended December 31, 2023 and 2022 were prepared in accordance with IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our consolidated financial statements to U.S. GAAP.
Our consolidated financial statements are presented in RMB. For the convenience of the reader, we have translated information as of and for the six months ended June 30, 2024 and as of and for the year ended December 31, 2023 in the tables below presented in RMB into U.S. dollars at the rate of RMB7.2672 to US$1.00, the exchange rate set forth for cable transfers of RMB in the City of New York, as certified by the Federal Reserve Bank of New York, on June 28, 2024. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Overview
We are a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. For more than two decades, our founders and team have leveraged their deep expertise to develop our proprietary drug discovery platform to pursue particularly challenging targets and significant unmet global medical needs. Our lead assets, olverembatinib and lisaftoclax, have global potential to address the major hematological malignancies, including chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, acute lymphocytic leukemia, or ALL, myelodysplastic syndrome, or MDS, and multiple myeloma, or MM, which is expected to exceed US$166 billion in aggregate market size by 2035, according to the F&S Report. We are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators, according to the F&S Report. We have eleven completed or ongoing U.S. and/or international registrational trials, including two that are FDA-regulated, for our five key clinical-stage assets.
As a research intensive, innovation-focused company, we have also incurred losses and experienced negative operating cash flows since inception. Our net profit was RMB162.8 million (US$22.4 million) for the six months ended June 30, 2024 and our net loss was RMB402.3 million for the six months ended June 30, 2023, and RMB925.7 million (US$127.4 million) and RMB882.9 million for the years ended December 31, 2023 and 2022, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities and seek regulatory approvals for our product candidates, obtain and protect our intellectual property and incur additional costs to establish sales, marketing and distribution infrastructure for expanding sales or to commercialize any product candidate for which we may obtain regulatory approval in the future. We also anticipate that we will incur increased audit, legal, regulatory and compliance costs as well as investor and public relations expenses associated with operating as a public company both in Hong Kong and in the United States.

As of June 30, 2024, we had RMB1,100.3 million (US$151.4 million) in cash and bank balances. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through at least the next months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See the subsection titled “—Liquidity and capital resources” below.
Strategic Partnership with Innovent
In July 2021, we entered into a strategic partnership with Innovent pursuant to a collaboration and license agreement among Ascentage Pharma Group Corp Limited, Innovent and Guangzhou Healthquest Pharma Corp. Limited, or the HQP1351 Collaboration and License Agreement. Under the HQP1351 Collaboration and License Agreement, we granted to Innovent development and commercialization rights (including branding rights) for olverembatinib and any finished form product comprising olverembatinib, or the Licensed Products. Pursuant to the HQP1351 Collaboration and License Agreement, Innovent paid us an upfront payment of US$30 million, and upon achievement of certain regulatory and commercial milestones Innovent is obligated to make milestone payments of up to an additional US$115 million in the aggregate. We and Innovent have also agreed to use commercially reasonable efforts to carry out development and commercialization of the Licensed Products in the Field and for the Territory (as defined below).
For additional information regarding the HQP1351 Collaboration and License Agreement see “Business—Strategic partnership with Innovent.”
Components of results of operations
Revenue
Revenue primarily consists of (1) sales of pharmaceutical products, (2) income relating to commercialization rights pursuant to the HQP1351 Collaboration and License Agreement (3) service income and (4) Intellectual property income. Revenue from sales of pharmaceutical products is generally recognized at the point in time when control of the product is transferred to the customer, generally on acceptance of the products. Income relating to commercialization rights pursuant to the HQP1351 Collaboration and License Agreement is recorded under contract liabilities and recognized over time during the expected commercialization period, after we obtain commercialization authorization from local authorities. Income relating to commercialization rights includes both a fixed element (the initial payment) and variable elements (including but not limited to development milestones and commercialization milestones). Milestone payments pursuant to the HQP1351 Collaboration and License Agreement are recognized as performance obligations are satisfied, once we can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue. The intellectual property income is recognised at a point of time upon the customer obtains the right to use the non-patented intellectual property as there are no on going activities that significantly affect the intellectual property.
Cost of sales
Cost of sales primarily consists of commissioned processing costs of olverembatinib, costs relating to the purchase of other products, product packaging and delivery costs and patent amortization costs for sales-based royalties.
Other income and gains
Other income and gains primarily consist of income from government grants, fair value gain on derivative financial instruments and interest income on term deposit at banks.
Income from government grants is conditioned on use for research and development projects, which grants are intended to compensate expenses arising from research activities and clinical trials, and incentivize the development of new drugs. Income from government grants are recognized as profit, or loss when related costs are both subsequently incurred and greater than the amount of the government grant, and upon our receipt of acknowledgment of compliance from the relevant governmental body.
Fair value gain on derivative financial instruments consists of the fair value gain on the warrants issued to Innovent Biologics, Inc. pursuant to the warrant subscription deed entered into on July 14, 2021. These warrants expired in July 2023 and have not been exercised.
Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of a financial instrument, or a shorter period, when appropriate, to the net carrying amount of the financial asset.
Operating expenses
Selling and distribution expenses
Selling and distribution expenses primarily consist of marketing expenses, employee-related expenses, and travel and meeting expenses.
Research and Development Expenses
Research and development expenses primarily consist of internal and external research and development expenses, including clinical trial expenses incurred to develop our drug candidates, CRO-related expenses, costs of materials to support our clinical trials and preclinical studies and costs associated with preclinical activities, staff costs, intellectual property expenses, materials, depreciation and amortization and share option and RSU expenses of research and development employees.
Since inception, we have dedicated significant resources to our research and development activities. For the six months ended June 30, 2024 and 2023, our research and development expenses represented 67.1% and 57.2%, respectively, of our total operating expenses. For the years ended December 31, 2023 and 2022, our research and development expenses represented 59.7% and 65.1%, respectively, of our total operating expenses. As we initiate new clinical trials and continue to advance our clinical programs for our drug candidates, we expect our research and development expenses to continue to increase for the foreseeable future and to remain a significant percentage of our total operating expenses.
The following table sets forth the components of our research and development expenses by nature for the periods indicated.
	Year ended December 31,			Six months ended June 30,
	2023	2023	2022	2024	2024	2023
	RMB	US$	RMB	RMB	US$	RMB
	(in thousands)
Internal and external research and development expenses	284,544	39,155	335,208	229,351	31,560	119,791
Employee-related expenses and share option and RSU expenses related to R&D employees	318,061	43,767	314,764	163,632	22,516	148,681
Depreciation and amortization	33,139	4,560	20,664	17,304	2,381	14,721
Intellectual property, materials expenses and other expenses	71,228	9,801	72,468	33,792	4,650	26,621
Total	706,972	97,283	743,104	444,079	61,107	309,814

The following table sets forth the components of our external research and development expenses by compound for the periods indicated.
	Year ended December 31,			Six months ended June 30,
	2023	2023	2022	2024	2024	2023
	RMB	US$	RMB	RMB	US$	RMB
	(in thousands)
APG-2575 CMC and clinical expense	170,797	23,502	146,209	174,232	23,975	66,360
HQP1351 CMC and clinical expense	33,158	4,563	40,448	26,765	3,683	15,331
APG-115 CMC and clinical expense	31,990	4,402	55,437	10,061	1,384	14,872
APG-5918 CMC and clinical expense	9,987	1,374	13,227	3,337	459	6,226
APG-1252 CMC and clinical expense	4,824	664	12,690	623	86	1,513
Other pipelines’ CMC and clinical expense	25,623	3,526	53,759	6,186	851	10,948
Total external research and development expenses	276,379	38,031	321,770	221,204	30,438	115,250
Administrative Expenses
Administrative expenses consist primarily of share option and RSU expenses, employee-related expenses and depreciation and amortization.
We expect our general and administrative expenses will remain stable in the future as we do not expect to materially increase our headcount and expect to reduce other expenses over time. However, we anticipate that we will incur increased audit, legal, regulatory and compliance costs as well as investor and public relations expenses associated with operating as a public company both in Hong Kong and the United States.
The following table sets forth the components of our administrative expenses for the periods indicated.
	Year ended December 31,			Six months ended June 30,
	2023	2023	2022	2024	2024	2023
	RMB	US$	RMB	RMB	US$	RMB
	(in thousands)
Share option and RSU expenses	4,512	621	4,895	1,161	160	2,850
Employee-related expenses	60,910	8,381	68,583	32,502	4,472	34,034
Depreciation and amortization	52,570	7,234	35,321	25,645	3,529	26,861
Others	63,084	8,681	61,796	27,680	3,809	27,595
Total	181,076	24,917	170,595	86,988	11,970	91,340
Finance costs
Finance costs primarily consists of interest expenses from bank borrowings and other borrowings.
Other Expenses
Other expenses primarily consists of fair value loss on financial assets at fair value through profit or loss, or FVTPL, and donations. The loss on fair value of the financial assets at FVTPL was a non-cash adjustment that represented the change in fair value arising from the common stock of Unity held by us. Donations primarily consist of the cost of sponsoring academic events of associations and foundations for public charitable purposes.
Share of profit of a joint venture
We share profits in venture capital investments through our 19.9% equity interest in Suzhou Ascentage Harvest Venture Capital LLP, or Ascentage Harvest. Ascentage Harvest is a venture capital firm that invests in and incubates unlisted high-quality early stage biomedical innovation companies.

Income tax
We are subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which we and our subsidiaries are domiciled and operate.
Cayman Islands
Under the current laws of the Cayman Islands, Ascentage Pharma Group International is not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by Ascentage Pharma Group International to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the six months ended June 30, 2024 and the years ended December 31, 2023 and 2022, Ascentage Pharma Group International did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.
Chinese Mainland
Subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law, or the EIT Law, which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate: Healthquest Pharma was recognized as a qualified HNTE under the EIT Law by the relevant government authorities in December 2022 and is subject to a preferential rate of 15% for three years from 2022 to 2024.
Dividends, interest, rent or royalties payable by our PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.
United States
The subsidiary operating in the United States is subject to tax at a maximum of 21% for the six months ended June 30, 2024 and the years ended December 31, 2022 and 2023. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period. A new requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017, or the TCJA, became effective on January 1, 2022. Under the TCJA, Ascentage Pharma Group International is required to capitalize, and subsequently amortize R&D expenses over five years for research activities conducted within the United States and fifteen years for research activities conducted outside of the United States.

Results of operations
Comparison of the six months ended June 30, 2024 and 2023
	Six months ended June 30,
	2024	2024	2023
	RMB	US$	RMB
	(in thousands)
Revenue	823,746	113,351	142,701
Cost of sales	(15,059)	(2,072)	(18,154)
Gross profit	808,687	111,279	124,547
Other income and gains	17,346	2,387	17,021
Selling and distribution expenses	(89,637)	(12,334)	(83,319)
Research and development expenses	(444,079)	(61,107)	(309,814)
Administrative expenses	(86,988)	(11,970)	(91,340)
Finance costs	(34,076)	(4,689)	(52,719)
Other expenses	(7,106)	(979)	(4,175)
Share of profit (loss) of a joint venture	(1,252)	(172)	196
Profit (Loss) before tax	162,895	22,415	(399,603)
Income tax expense	(69)	(9)	(2,746)
Profit (Loss) for the period	162,826	22,406	(402,349)

Revenue
For the six months ended June 30, 2024, we generated revenue of RMB823.7 million (US$113.4 million) from the sales of pharmaceutical products, commercialization rights income from Innovent and service income and intellectual property income compared to RMB142.7 million for the six months ended June 30, 2023, representing an increase of RMB681.0 million, or 477.2%, which was primarily attributable to the rise in sales of pharmaceutical products and intellectual property income. Olverembatinib sales increased primarily due to continuous promotion. The increase in revenue is also attributable to intellectual property income from Takeda.
Cost of sales
Cost of sales for the six months ended June 30, 2024 was RMB15.1 million (US$2.1 million), compared to RMB18.2 million for the six months ended June 30, 2023, representing a decrease of RMB3.1 million, or 17.0%, primarily due to the decrease in the purchasing cost of other products.
Other income and gains
Other income and gains for the six months ended June 30, 2024 was RMB17.3 million (US$2.4 million), compared to RMB17.0 million for the six months ended June 30, 2023, representing an increase of RMB0.3 million, or 1.8%, which was primarily attributable to the increase in income from bank interest to RMB9.4 million (US$1.3 million) for the six months ended June 30, 2024, compared to RMB6.0 million for the six months ended June 30, 2023; this increase in other income and gains was partially offset by a decrease in fair value gain on derivative financial instruments to nil for the six months ended June 30, 2024, compared to RMB2.8 million for the six months ended June 30, 2023, attributable to the expiration of the Innovent Biologics, Inc. warrants in July 2023.

Operating expenses
Selling and distribution expenses
For the six months ended June 30, 2024, selling and distribution expenses increased by RMB6.3 million, or 7.6% to RMB89.6 million (US$12.3 million), compared to RMB83.3 million for the six months ended June 30, 2023. The increase was attributable to an increase in selling and distribution expenses incurred in the commercialization of olverembatinib and other products in China.
Research and development expenses
For the six months ended June 30, 2024, research and development expenses increased by RMB134.3 million, or 43.4% to RMB444.1 million (US$61.1 million), from RMB309.8 million for the six months ended June 30, 2023. The increase was attributable to an increase in clinical trial expenses associated with clinical registration experiments.
Administrative expenses
For the six months ended June 30, 2024, administrative expenses decreased by RMB4.3 million, or 4.7% to RMB87.0 million (US$12.0 million), from RMB91.3 million for the six months ended June 30, 2023. The decrease was primarily attributable to decreased staff cost.
Finance costs
For the six months ended June 30, 2024, finance costs decreased by RMB18.6 million, or 35.3% to RMB34.1 million (US$4.7 million), from RMB52.7 million for the six months ended June 30, 2023. The decrease was primarily attributable to decreased interest incurred in relation to bank borrowings.
Other expenses
For the six months ended June 30, 2024, other expenses were RMB7.1 million (US$1.0 million), compared to other expenses of RMB4.2 million for the six months ended June 30, 2023, representing an increase of RMB2.9 million, or 69.0%. The increase was primarily attributable to an increase in donations to RMB5.1 million (US$0.7 million) for the six months ended June 30, 2024, as compared to RMB2.5 million for the six months ended June 30, 2023.
Share of profit/(loss) of a joint venture
For the six months ended June 30, 2024, share of loss of a joint venture was RMB1.3 million (US$0.2 million), compared to a profit of RMB0.2 million for the six months ended June 30, 2023.
Income tax Expense
For the six months ended June 30, 2024, income tax expense was RMB0.1 million (US$0.0 million), compared to RMB2.7 million for the six months ended June 30, 2023, representing a decrease of RMB2.6 million, or 96.3%.
Gross profit, net profit (loss) and comprehensive profit (loss)
Our gross profit was RMB808.7 million (US$111.3 million) for the six months ended June 30, 2024, compared to RMB124.5 million for the six months ended June 30, 2023; our net profit was RMB162.8 million (US$22.4 million) for the six months ended June 30, 2024, compared to net loss of RMB402.3 million for the six months ended June 30, 2023; and our total comprehensive profit was RMB165.1 million (US$22.7 million), compared to RMB362.6 million for the six months ended June 30, 2023.

Comparison of the years ended December 31, 2023 and 2022
	Year ended December 31,
	2023	2023	2022
	RMB	US$	RMB
	(in thousands)
Revenue	221,984	30,546	209,711
Cost of sales	(30,543)	(4,203)	(21,998)
Gross profit	191,441	26,343	187,713
Other income and gains	59,316	8,163	66,972
Selling and distribution expenses	(195,387)	(26,886)	(157,421)
Research and development expenses	(706,972)	(97,283)	(743,104)
Administrative expenses	(181,076)	(24,917)	(170,595)
Finance costs	(96,057)	(13,218)	(52,785)
Other expenses	(5,203)	(716)	(17,674)
Share of profit (loss) of a joint venture	1,076	148	(278)
Loss before tax	(932,862)	(128,366)	(887,172)
Income tax credit	7,150	984	4,248
Loss for the year	(925,712)	(127,382)	(882,924)
Revenue
For the year ended December 31, 2023, we generated revenue of RMB222.0 million (US$30.5 million) from the sales of pharmaceutical products, commercialization rights income from Innovent and service income, compared to RMB209.7 million for the year ended December 31, 2022, representing an increase of RMB12.3 million, or 5.9%, which was primarily attributable to the rise in sales of pharmaceutical products. Olverembatinib sales increased primarily due to its inclusion in China’s National Reimbursement Drug List, or the NRDL, in January 2023 and the approval of its second NDA in China in November 2023. The increase in revenue is also partially attributable to an increase in sales of other pharmaceutical products, which began in mid-2022.
Cost of sales
Cost of sales for the year ended December 31, 2023 was RMB30.5 million (US$4.2 million), compared to RMB22.0 million for the year ended December 31, 2022, representing an increase of RMB8.5 million, or 38.6%, primarily due to the increased purchase cost of other products as we have been distributing since May 2022.
Other income and gains
Other income and gains for the year ended December 31, 2023 was RMB59.3 million (US$8.2 million), compared to RMB67.0 million for the year ended December 31, 2022, representing a decrease of RMB7.7 million, or 11.5%, which was primarily attributable to the decrease in income from government grants to RMB19.4 million (US$2.7 million) for the year ended December 31, 2023, compared to RMB33.6 million for the year ended December 31, 2022; the decrease in fair value gain on derivative financial instruments to RMB 2.8 million (US$0.4 million) for the year ended December 31, 2023 attributable to the expiration of the Innovent Biologics, Inc. warrants in July 2023, compared to RMB19.4 million for the year ended December 31, 2022. This decrease in other income and gains was partially offset by an increase in bank interest income to RMB32.4 million (US$4.5 million) for the year ended December 31, 2023, compared to RMB9.7 million for the year ended December 31, 2022.

Operating expenses
Selling and distribution expenses
For the year ended December 31, 2023, selling and distribution expenses increased by RMB38.0 million, or 24.1% to RMB195.4 million (US$26.9 million), compared to RMB157.4 million for the year ended December 31, 2022. The increase was attributable to an increase in selling and distribution expenses incurred in the commercialization of olverembatinib and other products in China.
Research and Development Expenses
For the year ended December 31, 2023, research and development expenses decreased by RMB36.1 million, or 4.9% to RMB707.0 million (US$97.3 million), from RMB743.1 million for the year ended December 31, 2022. The decrease was attributable to a decrease in outsourced services as we refocused our resources on developing key product pipelines.
Administrative Expenses
For the year ended December 31, 2023, administrative expenses increased by RMB10.5 million, or 6.2% to RMB181.1 million (US$24.9 million), from RMB170.6 million for the year ended December 31, 2022. The increase was primarily attributable to an increase in depreciation expenses of our Suzhou facility, which became operational in 2022.
Finance costs
For the year ended December 31, 2023, finance costs increased by RMB43.3 million, or 82.0% to RMB96.1 million (US$13.2 million), from RMB52.8 million for the year ended December 31, 2022. The increase was primarily attributable to additional interest incurred in relation to bank borrowings.
Other Expenses
For the year ended December 31, 2023, other expenses were RMB5.2 million (US$0.7 million), compared to other expenses of RMB17.7 million for the year ended December 31, 2022, representing a decrease of RMB12.5 million, or 70.6%. The decrease was primarily attributable to a decrease of fair value loss on financial assets at FVTPL to RMB0.7 million (US$0.1 million) for the year ended December 31, 2023, from RMB9.8 million for the year ended December 31, 2022, as well as an increase in realized and unrealized gains from foreign exchange to RMB1.6 million (US$0.2 million) for the year ended December 31, 2023 compared to realized and unrealized losses from foreign exchange of RMB2.7 million for the year ended December 31, 2022.
The loss on fair value of the financial assets at FVTPL was a non-cash adjustment that represented the change in fair value arising from the common stock of Unity held by us.
Share of profit of a joint venture
For the year ended December 31, 2023, share of profit of a joint venture was RMB1.1 million (US$0.2 million), compared to a loss of RMB0.3 million for the year ended December 31, 2022, representing an increase of RMB1.4 million, primarily due to the increase in equity capital of companies in which Ascentage Harvest had made investments.
Income tax credit
For the year ended December 31, 2023, income tax credit was RMB7.2 million (US$1.0 million), compared to RMB4.2 million for the year ended December 31, 2022, representing an increase of RMB3.0 million, or 71.4%, primarily due to the milestone payment from Innovent following the approval of olverembatinib’s second NDA in China in 2023, which was recognized as a contract liability, and which increased our deferred tax assets that we used to offset future taxable profits, thereby reducing our income tax burden.

Gross profit, net loss and comprehensive loss
Our gross profit was RMB191.4 million (US$26.3 million) for the year ended December 31, 2023, compared to RMB 187.7 million for the year ended December 31, 2022; our net loss was RMB925.7 million (US$127.4 million) for the year ended December 31, 2023, compared to RMB882.9 million for the year ended December 31, 2022; and our total comprehensive loss was RMB899.5 million (US$123.8 million), compared to RMB821.4 million for the year ended December 31, 2022.
Liquidity and Capital Resources
Our operations have historically been financed primarily by capital increases from our founders and investors, net proceeds from the initial public offering of our ordinary shares on the HKEx in 2019, and additional follow-on capital increases. Although we have commercialized olverembatinib in the PRC, we have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future. Until such time as we can generate significant revenue from product sales, we expect to finance our operations through equity sales, debt financings and other capital sources, including potential collaborations, strategic alliances, licensing arrangements, and other marketing or distribution arrangements. We may be unable to raise additional funds or enter into other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back, or discontinue the development or commercialization of one or more of our product candidates, which could have a material adverse effect on our business, results of operations or financial condition. In addition, our net losses may fluctuate significantly from period to period, depending upon the timing of our expenditures on our research and development activities.
As of June 30, 2024, we had cash and bank balances of RMB1,100.3 million (US$151.4 million). As of December 31, 2023, we had cash and bank balances of RMB1,093.8 million (US$150.5 million). Our principal sources of liquidity are cash and bank balances and interest-bearing bank and other borrowings. We place cash and cash equivalents (which are mostly held in U.S. dollars, Hong Kong dollars and RMB) in short term deposits with authorized institutions in Hong Kong and China.
Our ordinary shares were listed on the HKEx in 2019, and the net proceeds from our initial public offering on the HKEx (including shares issued as a result of the full exercise of the over-allotment option) were approximately HK$369.8 million. Since our initial public offering on the HKEx, we have raised aggregate net proceeds of HK$2,775.1 million in follow-on capital increases.
In June 2024, in connection with the Takeda Exclusive Option Agreement, we were paid by Takeda US$100.0 million related to intellectual property income and option payment. In aggregate, under the Takeda Exclusive Option Agreement and the expected terms of the exclusive license agreement, we are eligible to be paid a one-time option exercise fee and certain development, commercial and sales milestones up to approximately US$1.2 billion and royalties in a range equal to 12-19% of net sales. In addition, in June 2024, we issued and sold to Takeda 24,307,322 ordinary shares, or the Takeda Shares, for an aggregate purchase price of US$75 million.
We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through the next    months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.
Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate additional revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.
Contractual Obligations and Loans
We had interest-bearing bank and other borrowings of RMB1,700.1 million (US$233.9 million) denominated in RMB as of June 30, 2024, of which lease liabilities comprised RMB20.9 million (US$2.9 million) and

RMB1,795.6 million (US$247.1 million) denominated in RMB as of December 31, 2023, of which lease liabilities comprised RMB22.7 million (US$3.1 million). The following table sets forth aggregate information about material contractual obligations and loans as of June 30, 2024 and December 31, 2023.
	As of June 30, 2024				As of December 31, 2023
	Effective interest rate per annum(1)	Maturity	RMB	US$	Effective interest rate per annum(1)	Maturity	RMB	US$
	(%)		(in thousands)				(in thousands)
Current
Short-term borrowing	3.15	2024	120,000	16,512	3.15	2024	120,000	16,512
Current portion of long term bank loans−unsecured	2.80-4.75	2024-2025	333,870	45,942	1 year LPR-0.15 to 0.65 or 1 year LPR+0.55 to 0.7	2024	322,500	44,377
Current portion of long term bank loans−unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.55 to 0.7	2024-2025	259,350	35,688	2.95−4.75	2024	155,050	21,336
Current portion of long-term bank loans−secured(2)	5 year LPR-0.85	2024-2025	6,875	946	5 year LPR-0.85	2024	9,097	1,252
Lease liabilities	4.00-4.35	2024-2025	9.445	1,300	4.00−4.35	2024	9,757	1,343
Total−current			729,540	100,388			616,404	84,820
Non-current
Bank loans−unsecured	1 year LPR-0.15 to 0.65	2025-2026	112,150	15,432	1 year LPR-0.15 to 0.65 or 1 year LPR+0.65	2025−2026	147,000	20,229
Bank loans−unsecured	2.80-4.50	2025-2028	250,685	34,495	3.00−4.55	2025−2028	425,570	58,560
Bank loans−secured(2)	5 year LPR-0.85	2025-2038	596,307	82,055	5 year LPR-0.85	2025−2038	593,697	81,695
Lease liabilities	4.00-4.35	2025-2038	11,413	1,571	4.00−4.35	2025−2028	12,924	1,778
Total−non-current			970,555	133,553			1,179,191	162,262
Total			1,700,095	233,941			1,795,595	247,082

(1)
Note: LPR represents the Loan Prime Rate.

(2)
As of June 30, 2024 and December 31, 2023, bank loans amounting to RMB603.2 million (US$83.0 million) and RMB602.8 million (US$82.9 million), respectively, were secured by the pledge of our buildings with a net carrying amount of RMB751.0 million (US$103.3 million) and RMB769.8 million (US$105.9 million), respectively, and right-of-use assets with a net carrying amount of RMB27.0 million (US$3.7 million) and RMB27.6 million (US$3.8 million), respectively. Such loans were also guaranteed by two of our subsidiaries. As of June 30, 2023 and December 31, 2022, bank loans amounting to RMB599.6 million and RMB561.5 million, respectively, were secured by the pledge of our buildings with a net carrying amount of RMB442.1 million and RMB454.1 million, respectively, and construction in progress with a carrying amount of RMB0.0 million and RMB17.8 million, respectively, and investment property with a net carrying amount of RMB346.8 million and RMB355.4 million, respectively, and right-of-use assets with a net carrying amount of RMB28.1 million and RMB28.7 million, respectively. Such loans were also guaranteed by one of our subsidiaries.

The unsecured bank loans amounting to RMB366.1 million (US$50.4 million) RMB377.6 million (US$52.0 million) and RMB257.1 million were guaranteed by our subsidiaries as of June 30, 2024 and December 31, 2023 and 2022, respectively.
The following table sets forth the maturity analysis of our interest-bearing bank and other borrowings as of June 30, 2024 and December 31, 2023 and 2022:
	As of June 30,		As of December 31,
	2024	2024	2023	2023	2022
	RMB	US$	RMB	US$	RMB
Analyzed into:	(in thousands)
Within one year	729,540	100,388	616,404	84,820	518,383
In the second year	275,511	37,912	428,783	59,002	384,479
In the third to fifth years, inclusive	190,269	26,182	238,580	32,830	788,355
Beyond five years	504,775	69,459	511,828	72,430	101,510
Total	1,700,095	233,941	1,795,595	247,082	1,792,727

Cash Flows
Net cash used in operating activities
For the six months ended June 30, 2024, net cash used in operating activities was RMB354.4 million (US$48.8 million), which was primarily due to our profit before tax of RMB162.9 million (US$22.4 million), adding back non-cash charges of RMB90.9 million (US$12.5 million), including depreciation and amortization of assets, share option and RSU expenses and interest expenses from bank borrowings and other borrowings, and net cash used in changes in our operating assets and liabilities of RMB608.2 million (US$83.7 million).
For the year ended December 31, 2023, net cash used in operating activities was RMB726.1 million (US$99.9 million), which was primarily due to our loss before tax of RMB932.9 million (US$128.4 million), partially offset by non-cash charges of RMB215.9 million (US$29.7 million), including depreciation and amortization of assets, share option and RSU expenses and interest expenses from bank borrowings and other borrowings, and net cash provided by changes in our operating assets and liabilities of RMB9.1 million (US$1.3 million).
For the year ended December 31, 2022, net cash used in operating activities was RMB653.9 million, primarily due to our loss before tax of RMB887.2 million, partially offset by non-cash charges of RMB128.8 million, including depreciation and amortization of assets, share option and RSU expenses and interest expenses from bank borrowings and other borrowings, and net cash provided by changes in our operating assets and liabilities of RMB104.4 million.
Net cash provided by investing activities
For the six months ended June 30, 2024, net cash used in investing activities was RMB131.3 million (US$18.1 million), which primarily consisted of a net increase in property, plant and equipment and other intangible assets of RMB16.5 million (US$2.3 million), and an increase in time deposits with original maturity of more than three months of RMB98.8 million (US$13.6 million), as well as investment in a joint venture of RMB16.0 million (US$2.2 million).
For the year ended December 31, 2023, net cash provided by investing activities was RMB21.9 million (US$3.0 million), which primarily consisted of a net increase in property, plant and equipment and other intangible assets of RMB56.8 million (US$7.8 million) and payment of contingent consideration of RMB20.0 million (US$2.8 million) upon the commercialization of olverembatinib in China in connection with our acquisition of Healthquest Pharma, as well as a decrease in time deposits with original maturity of more than three months of RMB98.8 million (US$13.6 million).The decrease in time deposits was mainly due to the redemption of certificates of deposit for the flexible use of funds at the end of the year.
For the year ended December 31, 2022, net cash used in investing activities was RMB384.6 million, which mainly consisted of a net increase in property, plant and equipment and other intangible assets of RMB234.6 million and payment of contingent consideration of RMB20.0 million upon the commercialization of olverembatinib in China in connection with our acquisition of Healthquest Pharma, as well as an increase in time deposits with original maturity of more than three months of RMB130.0 million.
Net cash provided by financing activities
For the six months ended June 30, 2024, net cash provided by financing activities was RMB396.9 million (US$54.6 million), which primarily consisted of net proceeds of RMB532.0 million (US$73.2 million) from the issuance of shares through our offering of ordinary shares in 2024, partially offset by payments of interest and lease principal of RMB132.0 million (US$18.2 million) and payments of listing expenses of RMB3.1 million (US$0.4 million).
For the year ended December 31, 2023, net cash provided by financing activities was RMB368.8 million (US$50.7 million), which primarily consisted of net proceeds of RMB470.1 million (US$64.7 million) from the issuance of shares through our offering of ordinary shares in 2023, partially offset by payments of interest and lease principal of RMB103.1 million (US$14.2 million).
For the year ended December 31, 2022, net cash provided by financing activities was RMB 619.3 million, which primarily consisted of net borrowings of RMB709.1 million from banks, partially offset by the payments of interest and lease principal of RMB63.1 million.
Off-balance sheet arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
Critical accounting policies and estimates
Goodwill
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of our previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. We perform its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of us are assigned to those units or groups of units.
Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.
Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit (or cash-generating units) retained.
Income tax
Income tax is comprised of current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which us operate.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:
(i) when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and
(ii) in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:
(i) when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and
(ii) in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax assets and deferred tax liabilities are offset if and only if us have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
Revenue recognition
Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.
When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which us will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between us and the customer at contract inception. When the contract contains a financing component which provides us with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.
(a) Sale of products
Revenue from the sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance of the products.
(b) Commercialization rights
We provide commercialization rights to customers for an agreed upon commercialization period ending 10 years from the date of the first sale of the product as stipulated in the relevant agreement.
The consideration for commercialization rights comprises several milestones, including but not limited to development and commercialization milestones. The payment of commercialization rights is recorded under contract liabilities and recognized as revenue over time during the commercialization period. We determined that the output method is the best method in measuring the progress of the commercialization activities. Milestone payments are recognized as transaction prices when us can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue.
(c) Intellectual property income
Intellectual property income is recognized at the point in time at which the non-patented intellectual property is granted to the customer because we will not undertake activities that affect such intellectual property.
The consideration for intellectual property income comprises a fixed element and a variable element. Variable element is recognized as transaction price when we can conclude that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
(d) Others
We provide consulting and promotion services to its customers through contracts. Depending on the contract, revenue is recognized over time as the service is rendered, or at the point in time as the service is completed and accepted.
Other Estimates
In addition to the critical accounting estimates described above, there are other accounting estimates within our consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations or financial condition. See Note 3 to the consolidated financial statements for further information on significant accounting policies that impact us.
Recently issued accounting pronouncements
There are no recently issued accounting pronouncements that are not yet adopted and expected to have a material impact on our financial statements.
Quantitative and qualitative disclosures about market risk
Interest rate risk
Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage our interest costs using a mix of fixed and floating rate debt.
As of June 30, 2024, our total interest-bearing bank borrowings of RMB974.7 million (US$134.1 million) were with floating interest rates denominated in RMB.
As of December 31, 2023 and December 31, 2022, our total interest-bearing bank borrowings of RMB1,072.3 million (US$147.5 million) and RMB1,209.7 million, respectively, were with floating interest rates denominated in RMB.
The following table demonstrates the sensitivity to a reasonably possible change in the RMB interest rate, with all other variables held constant, of our loss before tax through the impact on floating rate borrowings. This analysis does not include the effect of interest capitalized.
	Increase/ (decrease)	Increase/ (decrease) in loss before tax	Increase/ (decrease) in loss before tax
		RMB	US$
	(basis points)	(in thousands)
As of June 30, 2024
RMB	100	9.747	1.341
RMB	(100)	(9.747)	(1.341)
As of December 31, 2023
RMB	100	10,723	1,476
RMB	(100)	(10,723)	(1,476)
As of December 31, 2022
RMB	100	6,782	933
RMB	(100)	(6,782)	(933)
Foreign currency risk
Foreign currency risk refers to the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between RMB and other currencies in which we conduct business may affect our financial condition and results of operations. We are exposed to foreign exchange risk arising from various currency exposures. The functional currency of our subsidiaries in the PRC is RMB, but a portion of our operating transactions and assets and liabilities are in other currencies, such as U.S. dollars.
The following table demonstrates the sensitivity as of the end of each reporting period to a reasonably possible change in the US$ and HK$ exchange rates, with all other variables held constant, of our loss before tax and in other comprehensive income (without tax) due to changes in the fair values of monetary assets and liabilities.

	Increase/ (decrease) in foreign currency rate	Increase/ (decrease) in loss before tax	Increase/ (decrease) in other comprehensive income (without tax)	Increase/ (decrease) in other comprehensive income (without tax)
	%	RMB	RMB	US$
		(in thousands)
As of June 30, 2024
If RMB weakens against US$	5	(351)	34,286	4,718
If RMB strengthens against US$	(5)	351	(34,286)	(4,718)
As of December 31, 2023
If RMB weakens against US$	5	(65)	20,987	2,888
If RMB strengthens against US$	(5)	65	(20,987)	(2,888)
December 31, 2022
If RMB weakens against US$	5	(1,736)	28,911	3,978
If RMB strengthens against US$	(5)	1,736	(28,911)	(3,978)
As of June 30, 2024
If RMB weakens against HK$	5	(216)	—	—
If RMB strengthens against HK$	(5)	216	—	—
As of December 31, 2023
If RMB weakens against HK$	5	(165)	—	—
If RMB strengthens against HK$	(5)	165	—	—
December 31, 2022
If RMB weakens against HK$	5	(16,418)	—	—
If RMB strengthens against HK$	(5)	16,418	—	—
Implications of being an emerging growth company
We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.
We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of the ADSs and ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of being a foreign private issuer
We are also a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of Nasdaq. See the sections of this prospectus titled “Risk factors—Risks related to our ordinary shares, the ADSs and this offering—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Risk factors—Risks related to our ordinary shares, the ADSs and this offering—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the corporate governance standards.”

Business
OVERVIEW
We are a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. For more than two decades, our founders and team have leveraged their deep expertise to develop our proprietary drug discovery platform to pursue particularly challenging targets and significant unmet global medical needs. Our lead assets, olverembatinib and lisaftoclax, have global potential to address the major hematological malignancies, including chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, acute lymphocytic leukemia, or ALL, myelodysplastic syndrome, or MDS, and multiple myeloma, or MM, which is expected to exceed US$166 billion in aggregate market size by 2035, according to the F&S Report. We are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators, according to the F&S Report. We have eleven completed or ongoing U.S. and/or international registrational trials, including two that are FDA-regulated, for our five key clinical-stage assets.
Our first lead asset, olverembatinib, is a novel, next-generation tyrosine kinase inhibitor, or TKI. Olverembatinib is the first and only BCR-ABL1 inhibitor approved in China for treatment of patients with CML in chronic phase, or CML-CP, with T315I mutations, CML in accelerated phase, or CML-AP, with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. Olverembatinib has demonstrated favorable clinical benefit and tolerability in heavily pretreated patients, particularly ponatinib- or asciminib-failed patients, with 53% and 36.7% achieving complete cytogenic response, or CCyR, and major molecular response, or MMR, respectively. In a five-year follow-up, 73% of CML-CP patients had remained on olverembatinib, and response rates continued to increase and the prevalence of treatment-related adverse events, or TRAEs, continued to decrease over such period. Therefore, we believe that olverembatinib, with its real-world patient data in China, where it is approved, has the potential to be a global therapy for CML. The global CML market was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035, according to the F&S Report. We are currently conducting a registrational Phase 3 trial, or POLARIS-2, of olverembatinib as a monotherapy for CML that is regulated by the U.S. Food and Drug Administration, or FDA, and subject to the successful completion, we plan to submit a new drug application, or NDA, to the FDA in      . We note that clinical data obtained in China may not be accepted by the FDA or other foreign regulators to support ongoing or future clinical trials, that olverembatinib is approved only in China, and the outcome of our ongoing clinical trials is uncertain. We are also pursuing label expansion of olverembatinib in combination with chemotherapy for the treatment of newly diagnosed Philadelphia chromosome-positive ALL, or frontline Ph+ ALL, in a registrational Phase 3 trial, or POLARIS-1, and conducting another registrational Phase 3 trial, or POLARIS-3 evaluating olverembatinib as a monotherapy for succinate dehydrogenase, or SDH,-deficient gastrointestinal stromal tumor, or GIST. In June 2024, we entered into an exclusive option agreement with Takeda Pharmaceuticals International AG, or Takeda, where we granted Takeda an exclusive option to enter into an exclusive license (even as to us and our affiliates) to research, develop, import, export, make, have made, manufacture, have manufactured, use, commercialize and otherwise exploit olverembatinib. Under the terms of the option agreement, we received US$100.0 million from Takeda related to intellectual property income and option payment. We are eligible to be paid an option exercise fee and certain milestone payments up to approximately US$1.2 billion in the aggregate and royalties in a range equal to 12-19% of net sales. See “—Recent developments—Takeda exclusive option agreement.”
Our second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for which we recently completed our registrational Phase 2 trial for treating patients with relapsed and/or refractory, or r/r, CLL and small lymphocytic leukemia, or SLL, in China. We plan to submit an NDA for lisaftoclax for the treatment of r/r CLL/SLL to the Center of Drug Evaluation, or CDE, of China’s National Medical Products Administration, or NMPA, in 2024 and expect it will be the second Bcl-2 inhibitor for which an NDA application is filed in the world and the first in China for the CLL/SLL indication. If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries. The global CLL/SLL market was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035, according to the F&S Report. We are also conducting an FDA-regulated registrational Phase 3 trial, or GLORA, of lisaftoclax in combination with Bruton’s tyrosine kinase, or BTK, inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with sub-optimal response and pursuing approval of lisaftoclax for frontline CLL/SLL in a registrational Phase 3 trial, or GLORA-2, of lisaftoclax in combination with acalabrutinib. We believe that lisaftoclax, with its short half-life and potential for patient-friendly ramp-up schedule, can serve as a backbone molecule for combination therapies for many hematological malignancies, including and beyond CLL/SLL. Therefore, we are also evaluating lisaftoclax in combination with azacitidine, or AZA, in two registrational Phase 3 trials, GLORA-3 and GLORA-4, for the frontline treatments of elderly, or unfit patients with AML or patients with higher risk, or HR, myelodysplastic syndrome, or MDS, respectively.
Backed by our strong scientific foundation, knowledge of small molecule discovery and capabilities to conduct clinical trials worldwide, we use state-of-the-art technologies to develop innovative therapeutic agents to treat cancers and address unmet medical needs within this patient population. Our initial focus has been to leverage our expertise in chemistry to synthesize inhibitors targeting proteins and pathways that drive the key hallmarks of cancer. Earlier in our pipeline, we are harnessing our understanding of protein degraders to develop therapies, such as proteolysis targeting chimera molecules, or PROTACs, that target traditionally undruggable proteins that are implicated in oncogenesis.
We are empowered by our technical expertise in structure-based drug design and our innovative drug discovery engine, which allows us to address unmet medical need by targeting key apoptotic pathways and validated tyrosine kinases. These core competencies have allowed us to develop small molecule and degrader therapies targeted at Bcl-2, Bcl-2/Bcl-xL, IAP and MDM2, in addition to building next-generation cell signaling inhibitors (i.e., BCR-ABL1, ALK, FAK inhibitors) and epigenome-modifying agents (i.e., EED inhibitor). Beyond our two lead assets, we have several other clinical-stage assets in U.S. or international clinical trials.
Leveraging our robust internal research and development capabilities, we have built a portfolio of global intellectual property rights. We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck, and Pfizer, and research and development relationships with leading research institutions, such as Dana‑Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan. As of June 30, 2024, we have a portfolio of more than 350 U.S. and foreign patents and more than 182 U.S. and foreign pending patent applications.
We have assembled a talented, global team with experience in the research and development of innovative drugs, as well as commercial manufacturing, sales and marketing. Our success is shaped by this global team of approximately 600 employees across the United States, Europe, Australia, and China, as of June 30, 2024. Together, we are dedicated to continuously strengthening our research and development capabilities and accelerating the clinical development progress of our product pipeline with the goal of addressing the unmet medical needs of patients globally.
OUR PIPELINE
We have a diversified portfolio that includes several clinical or commercial-stage small molecule drug assets, five of which are summarized in the following chart:
Our pipeline

(1) Registrational trials ongoing for CLL/SLL, AML and MDS; Phase 2 trials ongoing for MM.

(2) The globe icon as used in this table refers to indications where clinical trials are currently taking place in or more countries. The US flag refers to indications for which we have received clearance from the FDA to conduct one or more clinical trials in the United States. The China flag refers to indications for which we have conducted or are currently conducting clinical trials only in China.
Our two lead FDA-regulated Phase 3 assets collectively address all six major hematological malignancies:
Summary of key completed and ongoing clinical trials for olverembatinib and lisaftoclax

(1) Registrational Phase 2 trial completed with NDA submission expected in 2024.
(2) The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The US flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.
Olverembatinib (HQP1351), our first lead asset, is a novel, next-generation TKI. Olverembatinib is the first and only BCR-ABL1 inhibitor approved in China for patients with CML-CP with T315I mutations, CMP-AP with T315I mutations and CML-CP that is resistant or intolerant to first and second-generation TKIs. Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network, or NCCN, guidelines for the management of CML and received recommendation from the Chinese Society of Clinical Oncology, or CSCO, guideline for the treatment of Ph+ ALL. To date, the FDA has granted four orphan drug designations, or ODD, to olverembatinib, including for the treatment of CML, ALL, AML and GIST, and fast track designation, or FTD, for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Through three registrational Phase 3 trials, we are currently evaluating olverembatinib as a monotherapy and/or in combination with existing treatments for patients with CML, newly diagnosed patients with frontline Ph+ ALL, and patients with SDH-deficient GIST. Clinical trials evaluating olverembatinib are currently taking place in Australia, Canada, China and the United States.
Lisaftoclax (APG-2575), our second lead asset, is a novel Bcl-2 inhibitor for which we recently completed our registrational Phase 2 trial for treatment of r/r CLL/SLL in China. To date, the FDA has granted five ODDs to lisaftoclax, including for the treatment of CLL, AML and MM. As of December 31, 2023, more than 800 patients have been treated with lisaftoclax as a monotherapy or combination therapy in clinical trials conducted in United States, Australia, China, and Europe, among which approximately 400 patients have CLL/SLL. We plan to pursue approval with the CDE in 2024 and expect that lisaftoclax will be the second Bcl-2 inhibitor for which an NDA application is filed in the world and the first in China for the CLL/SLL indication. Through four registrational Phase 3 trials, we are currently evaluating lisaftoclax as a monotherapy and/or in combination with existing treatments for patients with CLL/SLL, AML and MDS. We are also evaluating lisaftoclax in ongoing clinical trials for MM and other hematological malignancies. Clinical trials evaluating lisaftoclax are currently taking place in Australia, Belgium, Canada, China, France, Germany, Hungary, Japan, Poland, Spain, United Kingdom and the United States.

Alrizomadlin (APG-115) is a novel, orally bioavailable, highly selective, small molecule inhibitor of the mouse double minute 2, or MDM2, homolog. We believe alrizomadlin has potential to treat a number of serious rare and orphan diseases and address unmet medical needs in both adult and pediatric indications. To date, the FDA has granted six ODDs and two rare pediatric disease designations, or RPDD, for alrizomadlin. In addition, we plan to pursue FTD and RPDD for our late-stage programs for alrizomadlin in malignant peripheral nerve sheath tumors, or MPNST, and adenoid cystic carcinoma, or ACC, for which we recently reported preliminary Phase 2 results in 2022 and 2023, respectively. Clinical trials evaluating alrizomadlin are currently taking place in Australia, China and the United States.
Pelcitoclax (APG-1252) is a novel, highly potent, small molecule drug designed to restore apoptosis through dual inhibition of the Bcl-2 and Bcl-xL proteins. To date, the FDA has granted one ODD to pelcitoclax for the treatment of small cell lung cancer, or SCLC. We are currently evaluating pelcitoclax in two Phase 1b trials and one Phase 1b/2 trial for treatment of patients with non-small cell lung cancer, or NSCLC, neuroendocrine tumors or non-Hodgkin’s lymphoma, or NHL. As of December 31, 2023, at least 203 patients have been treated with pelcitoclax as a monotherapy or in combination with other antitumor agents across clinical trials conducted in the United States, Australia and China. In October 2023, we presented preliminary results from the Phase 1b trial of pelcitoclax in combination with osimertinib in patients with epidermal growth factor receptor-mutant, or EGFR-mutant, NSCLC at the 2023 Congress for the European Society for Medical Oncology, or ESMO, demonstrating potential therapeutic utility. Clinical trials evaluating pelcitoclax are currently taking place in Australia, China and the United States.
APG-5918 is a potent, orally bioavailable, and highly selective inhibitor of the embryonic ectoderm development, or EED, a sub-unit of the Polycomb Repressive Complex 2, or PRC2. APG-5918 is an EED inhibitor with demonstrated potential for treating patients with anemia, including beta-thalassemia and chronic kidney disease, or CKD-induced anemia. We intend to complete an FDA-regulated Phase 1 trial on solid tumors and an NMPA-regulated Phase 1 trial on anemia. Clinical trials evaluating APG-5918 are currently taking place in China and the United States.
OUR COMPETITIVE STRENGTHS
We believe our company is differentiated by several strengths, including:
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Global, integrated biopharmaceutical company with discovery, development, manufacturing and commercialization capabilities, strategically targeting the global hematological malignancies market, estimated to be US$67.2 billion in 2023 and rising to US$208.8 billion by 2035:

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In-house discovery team comprised of more than 45 scientists;

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Integrated clinical development team working across China, US, UK and Australia;

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Our 200,000 square foot manufacturing facility provides clinical and commercial supply of drug products, including support of all of our clinical trials; and

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Full commercial team comprised of more than 90 members in China together with U.S.-based senior leadership with significant global commercialization and sales experience.

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Our two lead FDA-regulated Phase 3 assets that are collectively addressing all six major hematological malignancies:

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Olverembatinib, as a novel next-generation BCR-ABL1 TKI, commercialized in China since 2021 with real-world patient data, validating global development and commercialization plans;

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Lisaftoclax, a novel Bcl-2 inhibitor for which we recently completed our registrational Phase 2 trial for treatment of r/r CLL/SLL in China, with global potential for many hematological malignancies, including and beyond CLL/SLL;

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Deep expertise and insights in developing small molecule drugs for challenging targets and high unmet medical need;

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Our innovative pipelines with global potential and ongoing clinical trials in Australia, Belgium, Canada, China, France, Germany, Hungary, Japan, Poland, Spain, United Kingdom and the United States that are driven by the proprietary drug discovery platform and technologies such as chemical synthesis and targeted protein degradation; and

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Dedicated science-driven international team with complementary knowledge and skillsets, led by visionary founders working together for more than 20 years.

OUR MANAGEMENT AND TEAM
Our senior management team has extensive experience and expertise in the biotechnology industry and has been instrumental in driving the success of our business. Our senior management team has significant experience and broad expertise in drug discovery and development, clinical trials, FDA and NMPA regulatory matters as well as intellectual property and licensing management:
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Dajun Yang, M.D., Ph.D., our co-founder, chairman of the board and chief executive officer, or CEO, has a track record of entrepreneurship, executive leadership and academic research experience. Dr. Yang has dedicated over 30 years to the research in oncology, the apoptotic pathway, as well as the research and development of innovative drugs. Prior to co-founding and serving as our CEO since 2009, Dr. Yang co-founded Ascenta Therapeutics, Inc. and served as a professor and senior investigator at Georgetown University. Dr. Yang has published more than 70 articles including peer-reviewed articles and is an inventor of 22 issued U.S. patents.

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Shaomeng Wang, Ph.D., our co-founder, director and chief scientific advisor, is the Warner-Lambert/Parke Davis Professor in Medicine and professor of internal medicine, pharmacology and medicinal chemistry at the University of Michigan, where he also serves as director of the Michigan Center for Therapeutic Innovation. Dr. Wang has been working on the discovery and development of novel small molecules therapeutics for more than 25 years, with focus on targeting protein-protein interactions using small-molecule inhibitors and degraders and has advanced 9 compounds into clinical development. Dr. Wang has published more than 340 peer-reviewed papers and is an inventor of more than 72 issued U.S. patents and hundreds of international patents. Dr. Wang has co-founded 5 biotech companies.

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Yifan Zhai, M.D., Ph.D., our chief medical officer, has over 30 years of experience in cancer research and new drug development at the National Cancer Institute, or NCI, and in the global pharmaceutical industry. Dr. Zhai has held leadership positions primarily in the scientific research and clinical development at Human Genome Sciences Inc., now GSK, Bayer, Exelixis and Celladon Corporation, where she has led and contributed to bring more than 40 innovative new drugs, including small molecule drugs, monoclonal antibodies, recombinant proteins and gene therapeutics to various stages of clinical development, including four drugs (cabozantinib, mapatumumab, sorafenib and olverembatinib) that have been launched into the market. Dr. Zhai has published more than 40 peer-reviewed papers and is an inventor of more than 20 issued U.S. patents and 230 international patents.

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Jeff Kmetz, our chief business officer, has over 25 years of global pharmaceutical and biotechnology industry experience. Mr. Kmetz has held senior roles marketing, commercial and business development at Pulse Biosciences, Alexion, Bayer, Pharmacyclics, where he was instrumental in formulating and executing the commercialization and life cycle management of the BTK inhibitor ibrutinib, the asset which prompted the company’s acquisition by AbbVie for US$21 billion.

Our senior management team is supported by an experienced team of employees. As of June 30, 2024, we had approximately 600 employees, of which 182, or approximately 32%, have master’s or Ph.D. degrees and we have many employees with 10 or more years of experience. As of June 30, 2024, we had a team of approximately 80 U.S. employees and two UK employees. Our leaders in clinical team has successfully developed drug candidates at leading biopharmaceutical companies, including AstraZeneca, Bayer, Biogen, Bristol Myers Squibb, Genentech, Incyte, Innovent, inVentiv Health (now Syneos), Novartis and Schering Plough. Our U.S. headquarters is located in Rockville, MD.
We have also established a well-respected clinical advisory board comprised of renowned scientists:

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Allen S. Lichter, M.D., chairman of our clinical advisory board, is the former CEO of the American Society of Clinical Oncology, or ASCO. Previously, Dr. Lichter held leadership roles at the University of Michigan, including Chair and Professor of Radiation Oncology and Dean of the Medical School, and at the National Cancer Institute, including Director of the Radiation Therapy Section of the Radiation Oncology Branch;

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Paul A. Bunn, M.D. is a Distinguished Professor of Medicine and James Dudley Chair in Cancer Research, Division of Medical Oncology at the University of Colorado School of Medicine and founding director of the University of Colorado Cancer Center;

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Asher A. Chanan-Khan, M.D. is a Professor of Medicine & Oncology at Mayo Clinic School of Medicine. Dr Chanan-Khan has been principal investigator or co-principal investigator on numerous clinical trials for patients with CLL, MM and Waldenström macroglobulinemia, or WM, and has authored more than 200 publications related to CLL and MM;

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Arul Chinnaiyan, M.D., Ph.D., Howard Hughes Medical Institute Investigator, American Cancer Society Research Professor, and S.P. Hicks Endowed Professor of Pathology and Urology at the University of Michigan, is also the inaugural Director of the Michigan Center for Translational Pathology, which is comprised of a multi-disciplinary team of investigators focused on translating “—omic” technologies to patient care in terms of biomarkers and novel therapeutics;

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Hagop M. Kantarjian, M.D. is professor and chair of the Department of Leukemia at the University of Texas MD Anderson Cancer Center, where he is also the Samsung Distinguished Leukemia Chair in Cancer Medicine. Dr. Kantarjian’s research focuses on translational-clinical developmental therapeutics in leukemia; and

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Jedd Wolchok, M.D., Ph.D. is the Meyer Director of the Sandra and Edward Meyer Cancer Center at Weill Cornell Medicine. Dr. Wolchok was most recently Chief of the Immuno-Oncology Service and held The Lloyd J. Old Chair in Clinical Investigation at Memorial Sloan Kettering Cancer Center and remains Professor of Medicine at Weill Cornell Medical College.

OUR STRATEGY
Our mission is to become a leading global, fully integrated biopharmaceutical company engaged in discovering, developing and commercializing both first- and best-in-class therapies to address global unmet medical needs primarily in hematological malignancies. To fulfill this mission, we plan to focus on the following strategies to grow into:
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Complete ongoing registrational trials to pursue FDA and other international approval of olverembatinib. Olverembatinib is already approved in China for three CML indications. Based on the previous clinical results and real-world patient data in China, where it is approved, we believe olverembatinib has global potential. We are currently completing the FDA-regulated POLARIS-2 trial of olverembatinib as a monotherapy for patients with CML-CP, both with and without T315I mutations. We plan to submit an NDA to the FDA and plan to pursue approvals in other key geographies. A core part of our strategy is selecting indications and geographies, and designing our clinical development plans, in a way that would allow us to gain significant market share of the global CML market, which was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035, according to the F&S Report. Following olverembatinib’s success in CML, we plan to advance and complete registrational Phase 3 trials, POLARIS-1 and POLARIS-3, for the treatment of frontline Ph+ ALL and SDH-deficient GIST, respectively. We plan to submit an NDA to the CDE for POLARIS-1 in        . If approved, we expect olverembatinib will be the first third-generation TKI for the frontline treatment of Ph+ ALL in China. We will actively consider and apply for the inclusion of new indications, including CML-CP patients who are resistant and/or intolerant to 1G and 2G TKIs, in the NRDL in 2025.

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Launch in China in 2025, if approved, and pursue regulatory approval of lisaftoclax in multiple countries. Based on the results of our Phase 2 registrational trial in China in patients with r/r CLL/SLL, we plan to submit an NDA to the CDE by 2024 and expect it will be the second Bcl-2 inhibitor for which an NDA application is filed in the world and the first in China for the CLL/SLL indication. If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries. We also plan to advance and complete the FDA-regulated

GLORA trial of lisaftoclax in combination with BTK inhibitors for CLL/SLL and the GLORA-2 trial of lisaftoclax in combination with acalabrutinib in frontline CLL/SLL with plans to submit NDAs and pursue approvals in other key geographies. A core part of our strategy is selecting indications and geographies, and designing our clinical development plans, in a way that would allow us to gain significant market share in the global CLL/SLL market, which was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035, according to the F&S Report.
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Progress other clinical stage assets. We plan to continue our efforts in developing our other clinical stage pipeline candidates as monotherapies and combination therapies in other hematological malignancies and solid tumors, including our two Phase 2 assets. Our fully-integrated capabilities can facilitate advancing clinical progress of our pipeline candidates.

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Continue building our operations strategically for global markets. We are a commercial stage biopharmaceutical company with a global footprint. We have integrated capabilities from discovery, clinical development to manufacturing and commercialization. We have established operations in China, the United States, Australia and Europe to conduct and/or support discovery, preclinical studies and clinical trials. We adopt a global clinical development strategy and leverage our CMC and manufacturing to comply with the requirements applicable to clinical trials in accordance with the requirements of the FDA, the NMPA, the EMA, and other comparable regulatory authorities. We have established a fully functional commercialization team with a feasible infrastructure. We plan to continue building our team strategically to support our future development.

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Opportunistically pursue strategic partnerships and collaborations to maximize the potential of our portfolio. Leveraging our strong presence in apoptosis targeting therapies, deep relationships with global key opinion leaders and extensive collaboration with leading biotechnology and pharmaceutical companies and research institutions, we are well positioned to evolve as the partner of choice to provide complementary value to those with the ambition in building and expanding portfolio advantages. We will strategically evaluate potential collaborations with global partners to maximize the value of our portfolio and provide sustainable support to our pipeline development. These initiatives would not only optimize our pipeline but also provide sustainable revenue streams to fund our portfolio development.

DISEASE AND INDUSTRY BACKGROUND
All the information and data, including statistics and estimates, presented in this section and elsewhere in this prospectus have been derived from the industry report (the “F&S Report”), commissioned by us and independently prepared by Frost & Sullivan in connection with this offering, unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. However, neither we nor any other party involved in this offering has independently verified such information. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.
Hematologic malignancies, or blood cancers, affect the production and function of blood cells. These cancers typically begin in the bone marrow where blood is produced. Blood cancers, like all cancers, are characterized by the overproduction of an abnormal type of cell. Blood cancer cells do not form solid tumors, but their uncontrolled growth crowds out normal cells in the blood, bone marrow or plasma, preventing normal cells from developing and performing important functions.
Each hematologic malignancy has various subtypes as well. Blood cancers account for about 10% of all new cancer diagnoses. Approximately 1.5 million new cases of blood cancer cases were diagnosed globally, and the global incidence is expected to reach 1.8 million by 2035. Approximately 720,000 people die from blood cancer every year, accounting for more than 7% of cancer deaths. The global market for hematological malignancies was US$67.2 billion in 2023, representing approximately 30% of the cancer therapy market, and expected to grow to approximately US$208.8 billion by 2035.
Survival rates for most hematologic malignancies have improved over time, likely due to the introduction of new and more effective treatments, include chemotherapy, radiation, targeted therapy, stem cell transplant, immunotherapy and cell or gene therapy.

Leukemia is a group of blood cancers characterized by abnormal, uncontrolled white blood cell growth that usually begins in the bone marrow, where most of the body’s blood is produced. In some cases, such as acute leukemias, these blood cells are not fully developed. In other cases, such as chronic leukemias, the mature cells are transformed and become leukemic. Clinically and pathologically, leukemia is subdivided into a variety of large groups. According to the blood cells affected and disease progression, leukemia is mostly composed of the following four types: chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, and acute lymphocytic leukemia, or ALL.
Chronic myeloid leukemia (CML)
Chronic myeloid leukemia, or CML, also known as chronic myelogenous leukemia, chronic granulocytic leukemia and chronic myelocytic leukemia, is a rare cancer that is characterized by the increased and unregulated growth of myeloid cells in the bone marrow and the accumulation of these cells in blood and other organs. CML is divided into three phases: chronic phase, or CML-CP, accelerated phase, or CML-AP, and blast crisis phase, or CML-BP. Most patients with CML are diagnosed at the chronic phase. In the chronic phase, less than 10 percent of blood and bone marrow cells are immature white blood cells, also known as blasts. In the accelerated phase, the number of blast cells in the blood and bone marrow exceeds normal levels.
In Western countries, CML accounts for 15 to 25% of all adult leukemias and 14% of leukemias overall, including the pediatric population where CML is less common. In 2023, the global incidence of CML was approximately 51.6 thousand with a compound annual growth rate, or CAGR, of 3.2%, and it is projected that the incidence of CML will continue to grow up to 64.6 thousand in 2035. The global CML market was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035.
Acute lymphocytic leukemia (ALL)
Acute lymphocytic leukemia, or ALL, is a rare cancer characterized by a rapid increase and large numbers of immature or dedifferentiated blood cells, called lymphoblastic cells. These blood cells never grow up to function as normal cells due to DNA damage.
The incidence rate of ALL is closely related to age and gender. Around 60% of ALL cases are diagnosed before the age of 20, and compared to females, males are more likely to develop ALL. ALL primarily affects children, and is the most common type of childhood cancer. According to the American Cancer Society, or ACS, it is estimated that in 2024 there will be approximately 6,550 new cases of ALL (3,590 in males and 2,960 in females) and approximately 1,330 deaths from ALL (640 in males and 690 in females) in the United States. In pediatric patients, which account for approximately 50% of ALL cases, the chance of cure is approximately 80%. ALL can also occur in adults, though the prognosis is generally worse in older patients with approximately a 45 to 60% chance of cure and poorer prognosis in patients who are 60 years or older. According to ACS, about 80% deaths from ALL in the United States occur in adults. According to the F&S Report, the five-year overall survival rate is 40.0% in adults in the United States and is 17.6% in adults in China.
There was around 120.3 thousand new cases of ALL in 2023 with expected growth to 150.5 thousand in 2035. Since the molecular basis of ALL is complex, comprising of various genetic and environmental factors, the incidence of ALL will remain relatively stable in the future. The global drug market of ALL was around US$3.7 billion in 2023, and is expected to grow up to US$26.9 billion by 2035.
Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia, or Ph+ ALL, is the most common cytogenetic abnormality in adult patients with ALL, occurring in about 20% to 30% of all cases. It results from a reciprocal translocation between the ABL1 oncogene on the long arm of chromosome 9 and a breakpoint cluster region, or BCR, on the long arm of chromosome 22, resulting in a fusion gene, BCR-ABL1, that encodes an oncogenic protein with constitutively active tyrosine kinase activity. The incidence of Ph+ ALL increases with age, from less than 5% in younger children to 20% to 25% in older adults. There was around 18.3 thousand new cases of Ph+ ALL patients in 2023 with expected growth to 23.1 thousand in 2035.

Chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL)
Chronic lymphocytic leukemia, or CLL and small lymphocytic lymphoma, or SLL, are two slow-growing hematological malignancies commonly grouped together as a type of non-Hodgkin lymphoma. In CLL, the cancer cells starts in the bone marrow and slowly progresses to the blood, whereas in SLL, the cancer cells are primarily found in the lymph nodes and spleen, but both CLL and SLL behave similarly and are treated in the same way.
Although the exact causes of CLL and SLL are unknown, it primarily affects older populations and is among the most common leukemia subtypes in adults, accounting for a quarter of all leukemia cases in Western countries. Advancements in basic research and targeted therapies have brought significant survival benefit to patients with CLL/SLL. Despite advancements in new targeted therapies, CLL/SLL still presents major clinical challenges and remains an urgent medical need for new treatment options that can offer both efficacy and safety.
According to ACS, it is estimated that in 2024 there will be approximately 20,700 newly diagnosed cases and 4,440 deaths from CLL in the United States. In China, CLL/SLL is occurring at a rapidly rising incidence rate, with a younger age of onset and higher aggressiveness, thus posing a serious threat to public health in the country with global incidence expected to increase to 119.5 thousand in 2035. The global CLL/SLL market was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035.
Acute myeloid leukemia (AML)
AML is a rapidly progressing hematological malignancy that typically affects older patients. According to ACS, it is estimated that in 2024 there will be approximately 20,800 newly diagnosed cases and 11,220 deaths from AML in the United States. The average age of diagnosis is currently at approximately 68 years of age but it can also occur in children. Variables that are used to predict a patient’s prognosis and influence treatment strategies include age, antecedent MDS, and cytogenetic abnormalities. Increasingly, there are also a number of identified mutations (such as CEBPA, c-KIT, FLT3, IDH1/2, KMT2A-r/MLL-r, and NPM1) that can impact prognosis. According to the F&S Report, the five-year overall survival rate is 26.0% in adults in the United States and is less than 20.0% in adults in China. The global incidence of AML is estimated to be 97.6 thousand as of 2023 and is expected to reach 122.1 thousand by the end of 2035.
It is estimated that, globally, there were 97.6 thousand new cases of AML in 2023, which is projected to increase to 122.1 thousand in 2035. The global AML market was US$3.9 billion in 2023 and is expected to grow up to US$10.8 billion by the end of 2035.
Myelodysplastic syndrome (MDS)
Myelodysplastic syndrome, or MDS, constitutes a broad spectrum of hematological malignancies. MDS results from clonal alterations in the bone marrow’s stem cells that can manifest as a variety of hematological abnormalities of varying severity. In some cases, the underlying cause of MDS is unknown (“primary MDS”). More commonly, the condition develops following exposure to high doses of radiation, chemotherapy, or other toxins that damage the bone marrow stem cells. In about 1 in 3 patients, MDS can progress to AML. The incidence of MDS ranged from 0.22 to 13.2 per 100,000 population across different regions, age groups, genders, and ethnicities, and the incidence rate of it tend to be higher in more developed regions, such as North America, Europe, and Australia. In 2023, there were around 94.9 thousand new cases of MDS worldwide. According to the F&S Report, the five-year overall survival rate is 31.3% in the United States and 27.0% in China. In Europe, there are an estimated 15,000 to 25,000 new cases diagnosed each year.
The global incidence of MDS is estimated to be 94.9 thousand as of 2023 and is expected to reach 104.1 thousand by the end of 2035.
Multiple Myeloma (MM)
Multiple myeloma, or MM, is a hematologic malignancy that results from an overproduction of plasma cells in the bone marrow. Normally, some B lineage cells mature into plasma cells whose sole function is to produce immunoglobulins, or Ig. In the case of MM, patients typically produce excessive amounts of a defective type of Ig called M protein that serves little function in protecting the host. However, these IgM-producing myeloma cells proliferate quickly and can crowd normal cells out of the marrow. As a result, hematopoietic deficiencies can develop, leading to anemia, leukopenia, thrombocytopenia, and a dependence on blood or platelet transfusions.
It is estimated that there are approximately 191.8 thousand new cases of MM globally in 2023, and the number of new cases is projected to increase to 257.9 thousand in 2035. According to the F&S Report, the five-year overall survival rate is 55% in adults in the United States and is 33.7% in adults in China.
The global drug market of MM was around US$25.4 billion in 2023, and is expected to grow up to US$75.8 billion by 2035.
OUR FIRST LEAD ASSET: OLVEREMBATINIB
Our first lead asset, olverembatinib, is a novel, next-generation TKI. Olverembatinib is the first and only BCR-ABL1 inhibitor approved in China for treatment of patients with CML-CP with T315I mutations, CML-AP with T315I mutations and CML-CP that is resistant or intolerant to first and/or second-generation TKIs. We believe that olverembatinib, with its real-world patient data in China, where it is approved, has the potential to be a global drug for CML and Ph+ ALL.
In January 2023, olverembatinib was included in China’s 2022 NRDL which has bolstered the affordability and accessibility of the drug in China. In December 2023, olverembatinib was included as an Emerging Treatment Option in the 2024 NCCN guidelines for the management of CML and was recommended in the CSCO guideline for the treatment of Ph+ ALL. To date, the FDA has granted four ODDs to olverembatinib, including for CML, ALL, AML and GIST, and FTD for treatment of CML in patients with certain genetic markers who have failed to respond to prior TKIs. Olverembatinib was also granted an Orphan Designation by the European Medicines Agency, or EMA, for the treatment of CML. Previously, olverembatinib was accepted by the CDE breakthrough therapy designation, or BTD, for the treatment of patients with SDH-deficient GIST who had received prior frontline treatment.
We are currently conducting an FDA-regulated registrational Phase 3 trial, POLARIS-2, of olverembatinib as a monotherapy for CML, and subject to the trial’s successful completion, we plan to submit an NDA to the FDA and pursue approvals in other key geographics. In parallel, we are pursuing label expansion of olverembatinib in a registrational Phase 3 trial, or POLARIS-1, in combination with chemotherapy for the treatment of frontline Ph+ ALL and a second registrational Phase 3 trial, or POLARIS-3, as a monotherapy for SDH-deficient GIST. We plan to submit an NDA to the CDE for POLARIS-1 in       .
Summary of key completed and ongoing clinical trials for olverembatinib

(1) The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The US flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.
Current treatment paradigm and its limitations
Historically, the standard of care for CML and ALL was chemotherapy, which involves the use of cytotoxic drugs to kill cancer cells. However, chemotherapy alone was not curative and had limited effectiveness in controlling the disease. The introduction of TKIs revolutionized the treatment of CML and ALL. BCR-ABL1 is a leukemia-causing fusion gene that produces a dysfunctional protein called “BCR-ABL1 tyrosine kinase” that is biologically active, leading to the abnormal regulation of cell growth and survival and is associated with CML and certain types of ALL. TKIs are targeted therapies that are designed to specifically inhibit the BCR-ABL1 tyrosine kinase. Imatinib, or GLEEVEC, the first TKI approved by the FDA for CML, was highly effective initially but many CML and ALL patients developed resistance or intolerance. To address this, a number of second-generation TKIs were developed but many patients also developed resistance or intolerance. Notably, first and second-generation TKIs have not been able to address patients with CML with T315I mutations, which was associated with rapid progression and limited survival. Although second-generation TKIs are widely used with an estimated US$5.5 billion in annual sales in 2023 according to the F&S Report, there remains significant unmet medical need for CML.
More recently, third-generation TKIs have been developed to further enhance treatment outcomes. Ponatinib, or ICLUSIG, was approved by the FDA in December 2012 for the treatment of CML and Ph+ ALL in patients who are resistant or intolerant to prior generations of TKIs, or in cases where T315I mutations are present. However, ponatinib has been reported to cause severe thrombosis and is currently carrying a Black Box warning required by the FDA due to the excessive rate of vascular events (>27%), occurrence of heart failure (8%) and serious liver toxicity. For serious non-hematologic adverse events related to ponatinib, the FDA label recommends modifying the dose or stopping treatment. Dose modifications include decreasing dose by 15 milligrams (mg) from the recommended starting dose of 45 mg for each occurrence of an adverse event. A ponatinib dose-ranging study in CML-CP patients showed a dose-dependent reduction in response and concluded that the benefit/risk of dose reduction should be carefully assessed, especially among patients with T315I mutations. Despite these safety and efficacy trade-offs, ponatinib remains one of the only two approved drugs in the United States for patients with CML with T315I mutations and costs more than US$200,000 per person per year. However, the U.S. patent for ponatinib is expected to expire in December 2026 and EU patent is expected to expire in June 2028.
Asciminib, or SCEMBLIX, is an ABL1 allosteric inhibitor that was approved by the FDA more recently in October 2021 for the treatment of CML-CP (following treatment with 2 prior TKIs) and for treatment of CML-CP with T315I mutations. Asciminib is mechanistically different than other TKIs in that it binds to the myristoyl pocket of the BCR-ABL1 protein instead of binding to the ATP-binding site of the kinase domain of the protein similar to other TKIs. However, patients with T315I mutations must receive 200 mg of asciminib twice daily, which is five times the regular dosage of asciminib for patients with CML without T315I mutations, and costs close to US$1 million per person per year. Asciminib also has challenges with some specific compound mutations.
Despite the availability of ponatinib and asciminib, CML, whether with or without the T315I mutations or multiple and/or compound mutations, remains stubbornly resistant to approved therapies. Therefore, there remains a significant global unmet medical need and demand for more safe and effective therapies for patients with CML.
Our solution: Olverembatinib
Our first lead asset, olverembatinib, is a novel next-generation TKI targeting multiple tyrosine kinases, including BCR-ABL1 mutants and multiple and/or compound mutations.
Mechanism of action
BCR-ABL1 is a fusion gene that occurs when pieces of chromosomes 9 and 22 break off and trade places, during cell division. Part of the ABL1 gene on chromosome 9 fuses to part of the BCR gene on chromosome 22. The new shorter chromosome 22 is called a “Philadelphia chromosome.” This abnormal gene produces the BCR-ABL1 protein, which is constantly active, acts upon a number of intracellular signal transduction pathways, and causes greater cell division and inhibiting apoptosis, which is programmed cell death. Cells with BCR-ABL1 tend to grow abnormally and divide out of control rather than undergo cell death. As a result, BCR-ABL1 is associated with CML, Ph+ ALL and some cases of AML.
Inhibition of BCR-ABL1 can block the abnormal cellular proliferation associated with disease and can subsequently trigger cell death. However, some BCR-ABL1 mutants, such as the T315I mutant type, have or can confer mutations that disrupt the binding of first and second generation TKIs, leading to resistance and allowing cancerous cells to survive and further proliferate.
Olverembatinib has a particularly high binding affinity for BCR-ABL1 and has been demonstrated to inhibit both the wild-type and the T315I mutant type of BCR-ABL1 triggering apoptosis of cancerous cells. Olverembatinib has also been shown to have a strong binding affinity to a number of other kinase targets, such as KIT, which has been implicated in SDH-deficient GIST.
Mechanism of Action of Olverembatinib
Our in vitro anti-proliferation assays of common BCR-ABL inhibitors and olverembatinib demonstrated that olverembatinib has strong inhibition of TKI kinase activity for the majority of BCR-ABL mutations, including T315I mutations, as well as multiple compound mutations. In this non-clinical study, we developed cell lines each with one of the common BCR-ABL mutations listed in the figure below, and incubated the cells with one of the six BCR-ABL inhibitors listed in the figure below at varying concentrations. Inhibition of kinase activity was determined by cell death—the dosage of BCR-ABL inhibitor needed to reach IC50 (50% cell death) is inversely correlated with strength of inhibition, shown by boxes highlighted in green. BCR-ABL inhibitors with less apoptotic activity required higher concentrations, which are highlighted in red.

Olverembatinib Demonstrates Strong Inhibition Kinase Activity of BCR-ABL Mutations
Key Clinical Results
Olverembatinib has demonstrated a series of clinical data to date, as summarized below.
•
Olverembatinib as a monotherapy in patients with CML-CP showed:

•
73% of patients from our Phase 1 clinical trial for CML-CP have remained on the therapy with increasing response rates and decreasing TRAEs over time, see “1. Long-term durability of response in TKI-resistant CML”;

•
event-free survival, or EFS, was increased to 21.22 months in CML-CP patients who were resistant and/or intolerant to 3 TKIs who received olverembatinib compared to 2.86 months for those patients who were treated with the best available therapy, or BAT, while also demonstrating higher cumulative response rates and longer durations of responses, see “2. Significantly improved EFS in CML-CP resistant and/or intolerant to 3 TKIs”; and

•
a majority of ponatinib- and asciminib-resistant CML-CP patients achieved CCyR regardless of T315I mutation status, see “3. Clinical benefit in patients with ponatinib- and asciminib-failed CML-CP and Ph+ ALL.”

•
Olverembatinib as a monotherapy or combination therapy adult and pediatric patients with Ph+ ALL showed:

•
88.9% of patients with newly diagnosed Ph+ ALL treated with olverembatinib in combination with venetoclax achieved a complete molecular response, or CMR, see “4. Combination with venetoclax can permit reduced-chemotherapy for newly diagnosed Ph+ ALL”;

•
100% overall response and 84% CMR achieved in patients with newly diagnosed Ph+ ALL treated with olverembatinib in combination with vindesine and prednisone, see “5. Combination with VP Regimen as frontline therapy for Ph+ ALL”;

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100% CR achieved in patients with Ph+ ALL treated with olverembatinib and chemotherapy as an alternate frontline therapy for Ph+ ALL, see “6. Combination with pediatric-inspired chemo protocol for Ph+ ALL”;

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100% CR in patients with newly diagnosed Ph+/Ph-like ALL treated with olverembatinib in combination with blinatumomab, see “7. Combination with blinatumomab as a potential chemo-free, frontline therapy for Ph+/Ph-like ALL”; and

•
80% CR in pediatric patients with relapsed Ph+ ALL treated with olverembatinib, see “8. Potential for treatment of pediatric patients with relapsed Ph+ ALL.”

•
Olverembatinib has also shown potential benefit in SDH-deficient GIST. Although the treatment of GIST has been significantly improved with the advent of TKIs, many patients with SDH-deficient GIST present with multifocal and multinodular disease that is resistant to most TKIs. Pre-clinical and early clinical data using olverembatinib for the treatment of SDH-deficient GIST are exhibiting promising signals of potency and clinical response, see “9. Antitumor activity in TKI-resistant SDH-deficient GIST”.

All of the results presented above and below (other than “3. Clinical benefit in patients with ponatinib- and asciminib-failed CML-CP and Ph+ ALL”) in this section "Key Clinical Results" include data from trials conducted outside of the United States. To the extent the trials were conducted outside of the United States, the FDA may not accept such data and additional trials may be required, resulting in additional cost and time.
1.
Long-term durability of response in TKI-resistant CML

Updated results from a five-year follow-up from our first-in-human, or FIH, Phase 1 clinical trial of olverembatinib for the treatment of TKI-resistant CML presented at the 2022 American Society of Hematology (ASH) Annual Meeting demonstrated olverembatinib’s long-term durability of response. This open-label, multi-center Phase 1/2 dose escalation and expansion trial in China evaluates the safety and efficacy of olverembatinib in adults with CML-CP or CML-AP that was resistant or intolerant to first- or second-generation TKIs. Olverembatinib was administered orally once every other day in 28-day cycles in 11 dose cohorts ranging from 1 to 60 mg.
Demographics.   As of April 30, 2022, the data cutoff date, 86 patients with CML-CP and 15 patients CML-AP were enrolled and treated with olverembatinib with a median (range) duration of 44.7 (1.2-63.1) months. 84 (83.2%) patients had previously received at least two lines of TKIs and 63 (62.4%) had a T315I mutation. At baseline, compound mutations were detected in 12 (11.9%) patients, of whom 8 (66.7%) had a T315I mutation. A total of 20 (19.9%) patients had at least two mutations, with 7 (7%) patients having three or more mutations. Cumulative median (range) drug exposure was 20,175 (660-34,395) mg of olverembatinib.
Cumulative Incidence of Achieving Responses (patients receiving at least 30 mg olverembatinib)
Efficacy Results.   Therapy responses increased over time and correlated with favorable long-term outcomes. Of patients with CML-CP dosed with at least 30 mg olverembatinib, 80%, 71% and 55% experienced major cytogenetic responses, or MCyR, CCyR and MMR, respectively. Of the CML-AP patients dosed with at least 30 mg of olverembatinib, 40% each for MCyR, CCyR and MMR. Of evaluable patients with T315I mutations, 100% of those with CML-CP experienced CHR, with 83.7% and 73.1% experiencing MCyR and MMR, respectively, and 80.0% of those with CML-AP experienced CHR with 54.5% each for MCyR and MMR.

PFS in patients dosed with at least 30 mg of olverembatinib
Progression free survival, or PFS, at 48 months was 88.6% and 50.0% for patients with CML-CP and CML-AP, respectively, who were dosed with at least 30 mg of olverembatinib.
In the twelve patients with compound mutations, next-generation sequencing confirmed that seven (58.0%) experienced MMR and three (25.0%) experienced MR, which is a deeper response than MMR. At the last follow-up, three patients had progressed to CML-AP or CML-BP and died, and seven remained on olverembatinib. One patient had a MMR and two each had CHR, CCyR or MR.
Decreasing Prevalence of TRAEs over Time
Safety Results.   Olverembatinib was well tolerated. The prevalence of most TRAEs decreased over time. As of September 30, 2022, 73% of patients with CML-CP remained on therapy. Most TRAEs were grade 1 or 2. The most frequent non-hematologic AEs were grade 1 or 2 skin hyperpigmentation (85.1%). Non-hematologic AEs that were grade 3 or greater include hypertriglyceridemia (10.9%), pyrexia (6.9%), and proteinuria (6.9%). The common hematologic TRAE was thrombocytopenia, which was observed in 79 (78.2%) patients, including 52 (51.5%) with grade 3 or higher and 7 (6.9%) with serious AEs. Leukopenia was grade 3 or higher in 21 (20.8%) patients but not serious, while anemia was grade 3 or higher in 17 (16.8%) patients and serious in 4 (4.0%).
2.
Significantly improved EFS in CML-CP resistant and/or intolerant to 3 TKIs

Interim results from our registrational Phase 2 trial for olverembatinib at the 2023 ASH Annual Meeting demonstrated significantly improved EFS for patients with CML-CP that were resistant and/or intolerant to 3 TKIs. Based on results of this trial, olverembatinib was approved in China for adult patients with CML-CP that were resistant and/or intolerant to first and second generation TKIs. This multi-center, randomized, registrational Phase

2 trial (NCT04126681) in China evaluated the efficacy and safety of olverembatinib compared with the best available therapy, or BAT, in patients with CML-CP that were resistant and/or intolerant to the following three TKIs, imatinib (I), dasatinib (D), and nilotinib (N). Patients were randomized 2:1 to receive 40 mg of olverembatinib every other day or receive BAT, which could be any of the following at the investigator’s choice: the I, D, or N TKIs, interferon, hydroxyurea, and/or HHT. The primary endpoint was EFS, which is defined as the time between randomization and the earliest of: progression of CML-CP to CML-AP or CML-BP, mortality, relapse; treatment failure (defined as no CR within 3 cycles), loss of CHR, and determination of treatment intolerance by investigator and trial sponsor.
Demographics.   As of October 17, 2023, the data cutoff date, a total of 144 patients were enrolled with 96 receiving olverembatinib and 48 receiving BAT. A total of 129 patients (89.6%) were previously treated with at least three TKIs (IDN). 15 patients (10.5%) with a T315I mutation received at least one TKI, of whom nine (6.3%) received two TKIs. Median (range) follow-up was 12.67 (0.0-40.9) and 2.94 (0.0-40.4) months in the olverembatinib and BAT arms, respectively. A total of 66 (45.8%) patients had at least one BCR-ABL1 mutation and 39 (27.1%) had a T315I mutation.
EFS at 12, 24, and 36 Months in TKI-resistant CML-CP patients
Efficacy results.   In patients with TKI-resistant and/or intolerant CML, the olverembatinib arm achieved significant improvement in EFS (HR=0.4, 95% CI 0.3,0.5), p<0.0001, compared with the BAT control arm, thus reaching the primary endpoint of the trial. The median (range) EFS, as of April 30, 2023, was 21.22 (95% CI, 10.15‑NR) months in the olverembatinib arm compared 2.86 (95% CI 2.53-4.73) months in the BAT arm (p<0.001; HR, 0.352; 95% CI, 0.228-0.545). Compared with the BAT control arm, olverembatinib reduced the event risk by 65%, as of an April 30, 2023 data cut.
In addition, the olverembatinib arm has shown a higher cumulative response rate and longer durations of responses. As of October 17, 2023, the data cutoff date, the olverembatinib arm, estimated EFS at 12, 24 and 36 months was 59% (95% CI, 48-68), 47% (95% CI, 36-57), and 47% (95% CI, 36-57), respectively. In the BAT group, it was 26% (95% CI, 15-39), 17% (95% CI, 8-29), and 17% (95% CI, 8-29), respectively. Median overall survival, or OS, was not reached, or NR, in either group. In the ITT efficacy group, among those treated with olverembatinib, 51/60 (85%) patients achieved a CHR; 42/88 (47.7%) MCyR; 32/88 (36.4%) CCyR; and 24/88 (27.3%) MMR. In the BAT group, 8/23 (34.8%) patients achieved a CHR, 11/37 (29.7%) MCyR, 6/37 (16.2%) CCyR, and 3/37 (8.1%) MMR.
Among the 48 patients in the BAT arm, 35 (73%) patients were crossed-over to received olverembatinib after reaching the primary endpoint (25/35 patients were crossed-over 3 months prior to this trial).
Safety results.   The median (range) duration of treatment was 21.4 (0.6-44.2) months for olverembatinib and 2.9 (0.2-40.5) for BAT. 85.4% of patients treated with olverembatinib and 67.4% of patients treated with BAT experienced AEs of grade 3 or more. The incidence of hematologic AEs, grade 3 or higher, in the olverembatinib arm declined over time as the treatment went on, and the incidence of non-hematologic AEs, grade 3 or higher, did not increase as the treatment continued. As of October 17, 2023, a total of 98 patients (58.3% patients in the olverembatinib arm and 87.5% patients in the BAT group) discontinued therapies due to disease progression/treatment failure (13.5% vs 45.8%), AEs (28% vs 31.3%), consent withdrawal (9.4% vs 2.1%), poor compliance (3.1% vs 2.1%), death (1% vs 2.1%), drop-out from follow-up (0%-2.1%), and other reasons (3.1% vs 2.1%).
3.
Clinical benefit in patients with ponatinib- and asciminib-failed CML-CP and Ph+ ALL

Interim results from our Phase 1b clinical trial of olverembatinib being presented at the 2024 Hybrid Congress of the European Hematology Association, or EHA, demonstrated favorable clinical benefit and tolerability in heavily pretreated patients with TKI-resistant CML and Ph+ ALL. This FDA-regulated, multi-center, open-label, randomized Phase 1b trial (NCT04260022) is evaluating the safety, efficacy and pharmacokinetics, or PK, of olverembatinib. The IND for this trial was submitted to the FDA on June 10, 2019. In the monotherapy cohort, patients with CML-CP, CML-AP, CML-BP or Ph+ ALL who have resistance or intolerance to at least two BCR-ABL1 inhibitors, particularly patients who were previously treated with ponatinib or asciminib, or have a T315I mutation, were enrolled and randomized to receive olverembatinib every other day at 30, 40, or 50 mg, in 28-day cycles.
Demographics.   As of January 2, 2024, the data cutoff date, 80 patients were enrolled, including 62 (77.5%) with CML-CP. The median (range) age was 54 (21-80) years, and 57.5% of patients were male. 14 (17.5%), 22 (27.5%), and 43 (53.8%) patients had received 2, 3, and at least 4 TKIs, respectively. A total of 46 (57.5%) patients were previously treated with ponatinib, of whom 32 were resistant and 10 were intolerant to the drug. A total of 25 (31.3%) patients were previously treated with asciminib, of whom 19 were resistant and 4 were intolerant to the drug. At baseline, 25 patients with CML-CP or Ph+ ALL, respectively, had a T315I mutation, including 4 (5%) who also had other mutations. 34 (42.5%) had hypertension and 12 (15%) had other cardiovascular comorbidities. The median (range) duration of follow-up was 48.9 (4-179) weeks. PK analysis showed that patients in this population had similar profiles to historical PK data from our FIH trial on Chinese patients.
Olverembatinib monotherapy in heavily pre-treated CML-CP Patients
Efficacy results.   Olverembatinib was well tolerated at doses up to 50 mg every other day in heavily pretreated patients with CML-CP or Ph+ ALL, including disease that was resistant or intolerant to ponatinib or asciminib, regardless of T315I mutation status. 31 (60.8%) of the 51 CML-CP patients evaluable for cytogenetics achieved CCyR, and 25 (42.4%) of the 59 CML-CP patients evaluable for molecular response achieved a major molecular response (MMR); similar response rates were observed despite T315I mutation status. In the 19 evaluable patients who were ponatinib-resistant (but not ponatinib-intolerant), CCyR and MMR rates were 52.6% (10/19) and 42.9% (9/21), respectively; and in the 8 evaluable patients who were asciminib-resistant (but not asciminib-intolerant), CCyR and MMR rates were 50% (4/8) and 33.3% (4/12), respectively.
Safety results.   15 patients with CML-CP and 12 with Ph+ ALL discontinued treatment. A total of 60 (75%) patients experienced TRAEs after receiving olverembatinib, most of which were grade 1 or 2 and clinically manageable, with no TRAEs leading to death. 32 (40%) patients experienced grade 3 or 4 TRAEs, with only thrombocytopenia and elevated blood creatine phosphokinase having greater than 10% incidence. 12 (15%) patients experienced treatment-related serious AEs, or TR SAEs, with only neutropenia and elevated blood creatine phosphokinase having greater than 2% incidence. Three patients (3.8%) had treatment-related arterial occlusive events that were non-SAEs: on each with angina pectoris, brachiocephalic arteriosclerosis and embolism.
4.
Combination with venetoclax can permit reduced-chemotherapy for newly diagnosed Ph+ ALL

Interim results from a single-arm Phase 2 trial presented at the 2023 ASH Annual Meeting demonstrated that olverembatinib in combination with venetoclax can allow for reduced-intensity chemotherapy in newly diagnosed Ph+ ALL. This single-arm, Phase 2 trial (NCT05594784) in China enrolled patients of at least 14 years of age with newly diagnosed Ph+ ALL. Patients were treated with a combination of 40 mg of olverembatinib once every other day, an increasing dosage of venetoclax (100 mg on day 1, 200 mg on day 2, 400 mg on days 3 to 28), 1.4 mg/m2 vincristine (maximum dose 2 mg) on days 1, 8, 15, 22, and 60 mg/m2 prednisone on days 1 to 14; 40 mg/m2 on days 15 to 28 in cycle 1. In cycles 2 and 3, patients received oral treatment with 400 mg of venetoclax daily for 7 days, 40 mg of olverembatinib every other day and 60 mg/m2 prednisone daily for 7 days. Cycles were repeated every 28 days. For patients achieving a CMR, olverembatinib dose was reduced to 30 mg every other day in cycles 2 or 3. Routine triple intrathecal injection (10 mg methotrexate, 50 mg cytarabine, and 10 mg dexamethasone, or DXMS) was performed to prevent central nervous system involvement. The selection of subsequent treatment was determined based on the patient’s molecular response at three months and the availability of a donor. The primary endpoint of this trial was the CMR rate at 3 months. The key secondary endpoints included OS, EFS and safety evaluation.
Best Response, CMR Rates and OS of Olverembatinib and
Venetoclax in newly diagnosed Ph+ ALL
Efficacy results.   As of October 30, 2023, the data cutoff date, a total of 45 patients were enrolled and completed 3 cycles of treatment. The regimen resulted in high rates of CR, CRi and CMR in the absence of intensive chemotherapy or immunotherapy. 100% of patients achieved CR or CRi by the end of cycle 1 with no tumor lysis syndrome, or TLS, or treatment-related deaths. At the end of cycle 1, 53.3% of patients achieved CMR with another 28.9% achieving MMR. At the end of cycle 3, 62.2% achieved CMR and 31.1% achieved MMR. 88.9% achieved CMR over the course of the treatment. No patients developed relapses as of the data cutoff date.
Safety results.   The regimen was well tolerated. Most adverse events were grade 1-2. The demand for transfusion and the incidence of infections significantly decreased compared to our historic data treating with intensive chemotherapy plus TKIs. No patient discontinued olverembatinib or venetoclax due to toxicity.

5.
Combination with VP Regimen as frontline therapy for Ph+ ALL

Interim results from a clinical trial of olverembatinib in combination with vindesine and prednisone presented at the 2023 ASH Annual Meeting demonstrated potential for frontline treatment in newly diagnosed patients Ph+ ALL with early achievement of a high CMR rate.
In this clinical trial in China, adult patients with newly diagnosed Ph+ ALL were sequentially enrolled in order to evaluate the safety and efficacy of olverembatinib in combination with vindesine and prednisone. The patients received three 28-day cycles of 40 mg olverembatinib every other day, 4 mg vindesine on days 1, 8, 15 and 22 and 1 mg/kg prednisone on days 1 through 21 and 0.5 mg/kg for days 22 to 28 (collectively the OVP regimen). Twelve intrathecal injections of cytarabine alternating with methotrexate were designed as central nervous system prophylaxis in the following therapy after the diagnosis.
Efficacy results.   As of July 21, 2023, the data cutoff date, 24 (96%) of the 25 patients who had completed at least one cycle of the OVP regimen achieved CR and the remaining patient (4%) achieved CR with platelet recovery, or CRp, resulting in a 100% overall response at the end of the first cycle. 19 (82.6%) of the 23 patients who had completed three cycles of the OVP regimen achieved CMR, of which one achieved CMR after the first cycle and another achieved CMR after the second cycle. The remaining four patients were undergoing induction therapy. The total CMR rate was 84% (21/25) at any time, and 36% (9/25), 76% (19/25) and 82.6% (19/23) at 4, 8 and 12 weeks, respectively. Median follow up at 241 days showed that all patients survived without relapse except for one patient who died within one month after transplantation.
Safety results.   The most common non-hematology AE was liver function damage, manifested as elevated alanine transaminase, most of which were mild. AE events that were grade 3 or greater included two cases of elevated alanine transaminase, three cases γ-GT elevation and two cases of triglyceride elevation. All other AEs were mild and less than grade 3. A few patients demonstrated elevation in liver function tests, or LFTs.
6.
Combination with pediatric-inspired chemo protocol as potential frontline treatment for Ph+ ALL

Preliminary results from a clinical trial in China presented at the 2023 EHA Hybrid Congress evaluated the combination of olverembatinib with a pediatric-inspired chemotherapy regimen, or PDT-ALL-2016. Patients received three courses or less of chemotherapy according to the PDT-ALL-2016 protocol with olverembatinib administered orally at 40 mg once every other day.
Increasing Rate of Molecular Response Over Three Months
Demographics.   As of December 14, 2022, the data cutoff date, 16 adults diagnosed as Ph+ ALL with a median (range) age of 42 (16-64) years were enrolled.
Efficacy results.   All 13 (100%) patients with the requisite treatment duration achieved complete remission, representing an overall response rate of 100%. The rate of CMR increased over time, from 15.4% on day 14 to 84.6% by day 90. mOS was not reached.

Safety results.   Overall, the results of the trial demonstrated an acceptable safety profile. TKI related adverse events were observed only in three patients, including skin hyperpigmentation (2/13) and hypertension (1/13). A total of six patients (46.2%) received allo-hematopoietic stem cell transplantation, or HSCT, after treatment, and one died from pulmonary embolism after transplantation.
7.
Combination with blinatumomab as a potential chemo-free therapy for Ph+/Ph-like ALL

Preliminary results from a clinical trial in China of olverembatinib in combination with a blinatumomab presented at the 2023 ASH Annual Meeting demonstrated a potential for a chemo-free treatment for Ph+ ALL and Ph-like ALL. In this trial, patients with Ph+/Ph-like ALL were treated with 40 mg of olverembatinib every other day and blinatumomab, administered for a total of two weeks followed by two weeks of break.
Demographics.   In this trial, 13 patients with Ph+ or Ph-like ALL were enrolled, of which two patients in the Ph-like ALL group had TEL-ABL and EBF1-PDGFRB fusion gene. Five of the patients, with a median age of 58 years, received at least two cycles, whereas eight patients, with a median age of 34.5 years, received one cycle before HSCT.
Increasing Rate of Molecular Response Over Three Months
Efficacy results.   With a median follow-up of seven months, all patients (100%, 13/13) achieved complete remission after one cycle. Among them, nine patients (72.7%) achieved CMR after one cycle, and ten patients (90.1%) after two cycles. Notably, all 13 patients achieved CMR within three months of olverembatinib and blinatumomab treatment. The 6-month OS rate was 100% and the 6-month EFS rate was 87.5%.
Safety results.   The regimen was overall well tolerated with minimal adverse events, both in terms of hematologic and non-hematologic toxicities. Importantly, there were no interruptions in dosing of olverembatinib during treatment while no cardiovascular adverse events were observed.
8.
Potential for treatment of pediatric patients with relapsed Ph+ ALL

Results from a retrospective study of the efficacy and safety profile of olverembatinib treatment in six children with relapsed Ph+ ALL was published in June 2023 demonstrating potential for complete remission.
Demographics.   In this study, the clinical data of seven pediatric patients were collected from three medical centers in China from December 2021 to February 2023 where olverembatinib was used off-label in these patients with approval of institutional review boards. The average (range) age of the patients was 12.9 (5-17.6) years. Five patients with Ph+ ALL had BCR::ABL1 p190 fusion and one had an e1a3 fusion transcript. One patient with T-ALL had the NUP214::ABL1 fusion. No patients had the ABL kinase domain mutation.
Treatment.   The six patients with Ph+ ALL had received olverembatinib after prior treatment with intensive chemotherapy and dasatinib (plus flumatinib and ponatinib in one patient), with four in first relapse and one each at second or third relapse. Olverembatinib was given every other day with dosage based on body weight, with the median (range) duration of treatment at 70 (4-340) days and the median (range) cumulative dose was 600 (80-3810) mg. Some patients received concurrent cytotoxic chemotherapy. After olverembatinib therapy, two received CAR-T therapy followed by HSCT, two received solely HSCT and one received solely CAR-T therapy.
Efficacy results.   Complete remission with negative minimal residual disease, or MRD, level (<0.01%) was achieved in four of the five evaluable patients, two of whom were treated with olverembatinib as a single agent. One patient was excluded as they took two doses of olverembatinib. Another patient as excluded as she received the drug while she was in remission.
Safety results.   The safety profile in the six evaluable patients was good with grade 2 extremity pain occurring in two patients and grade 2 myopathy of lower extremity and grade 3 fever in one patient each. These adverse reactions were all relieved by relieved by symptomatic therapy or a reduction in drug dose, and no patient required cessation of olverembatinib.
9.
Antitumor activity in TKI—resistant SDH-deficient GIST

Updated interim results from our Phase 1 trial presented in June 2024 as the ASCO Annual Meeting demonstrated antitumor activity of olverembatinib in SDH-deficient GIST. We believe that our Phase 1 trial (NCT03594422) in China, where we are evaluating the safety and efficacy of olverembatinib in patients with TKI-resistant SDH-deficient GIST (confirmed by immunohistochemistry) as well as patients with other forms of GIST, paraganglioma and pancreatic cancer, is the largest prospective clinical trial evaluating a TKI for treatment of patients with SDH-deficient GIST in the world to date.
As of December 27, 2023, the data cutoff date, 26 patients with SDH-deficient GIST had received at least one dose of olverembatinib. The median (range) age was 30 (13-5) years. Most of those patients had been treated with TKIs with 13 (50%) having received at least 3 TKIs previously. Olverembatinib was administered every other day in 28-day cycles with 14 patients getting 40 mg, and 6 each getting 30 or 50 mg. The median (range) treatment duration was 15.6 (1.8-42.3) months.
Median PFS of SDH-deficient GIST patients treated with olverembatinib is 25.7 months.
Efficacy results.   The clinical benefit rate, or CBR, was 92.3%, including six patients who experienced partial response, or PR. The median PFS, or mPFS, was 25.7 months (95% CI: 12.9-NR).
Safety results.   All patients experienced TEAEs, most were grade 1 or 2. 10 patients experienced grade 3 TEAEs, of which only two were treatment-related. No TR SAEs or deaths were reported.
Market Opportunities.   Although gastrointestinal stromal tumors, or GIST, are the most common sarcoma type of the gastrointestinal tract, SDH-deficient GIST, which accounts for approximately 10% of all GISTs, is a rare cancer for which there is no effective standard clinical treatment. To date, surgery is the only potentially curative treatment option. Other therapeutic alternatives include systemic or targeted therapy, such as TKIs, have been used, but trials to date have shown limited response. In the National Comprehensive Cancer Network, or NCCN, guidelines, there is no preferred regimen for SDH-deficient GIST, thus indicating an urgent unmet medical need. Our analysis of SDH-deficient GIST tumor tissues showed the genes related to lipid uptake were upregulated and genes related to lipid synthesis were downregulated. We hypothesize that SDH-deficient GIST cells are more dependent on fatty acid uptake from the tumor microenvironment, and that olverembatinib is able to interfere with both lipid uptake and lipid synthesis, limiting tumor growth.
Olverembatinib Registrational Trials

(1) The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The US flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we currently conduct only in China.
We are currently conducting an FDA-regulated registrational Phase 3 trial, or POLARIS-2, of olverembatinib as a monotherapy for CML, and subject to the successful completion, we plan to submit an NDA in      . We are also pursuing label expansion of olverembatinib in a registrational Phase 3 trial, or POLARIS-1, in combination with chemotherapy for the treatment of frontline Ph+ ALL and another registrational Phase 3 trial, or POLARIS-3, as a monotherapy for SDH-deficient GIST, and subject to successful completion of POLARIS-1, we expect to pursue approval for frontline Ph+ ALL in       .
POLARIS-1—Registrational Phase 3 trial for treatment of newly diagnosed Ph+ ALL
In July 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06051409) of olverembatinib in combination with chemotherapy in patients with newly diagnosed Ph+ ALL, or POLARIS-1, which may potentially make olverembatinib the first TKI for frontline treatment of Ph+ ALL. This trial is currently being conducted in Australia and China.
Our multi-center, randomized, open-label, registrational Phase 3 clinical trial evaluates the efficacy and safety of olverembatinib combined with chemotherapy compared to imatinib combined with chemotherapy.
The primary endpoint will be MRD-Negative CR rate at the end of the third 28‑day cycle.
We are currently enrolling patients in POLARIS-1, and we plan to submit an NDA to the CDE in       .
POLARIS-2—Registrational Phase 3 trial for treatment of CML-CP
In February 2024, we received clearance from the FDA to initiate our registrational Phase 3 trial (NCT06423911) of olverembatinib in CML-CP, both with and without T315I mutations, or POLARIS-2, the first registrational

Phase 3 trial for olverembatinib in patients with CML-CP to be conducted, and we are pursuing clearance in multiple countries. The POLARIS-2 protocol was submitted under an existing IND that was initially submitted to the FDA on June 10, 2019.
Our multi-center, randomized, open-label, registrational Phase 3 trial has two parts. Part A is a randomized controlled study that evaluates the efficacy and safety of olverembatinib (investigational arm) compared to the efficacy and safety of bosutinib (control arm) in patients with CML-CP previously treated with at least two TKIs. Part B is a single arm study to evaluate the efficacy and safety of olverembatinib in patients with CML-CP with T315I mutations previously treated with at least one TKI and without other available effective treatment options.
The primary endpoint for both parts is MMR rate at 24 weeks, and the key secondary endpoint is MMR rate at 96 weeks.
We are currently enrolling patients in POLARIS-2, and we plan to submit an NDA in       .
POLARIS-3—Registrational Phase 3 trial for SDH-deficient GIST
In May 2024, we received clearance from the CDE to initiate our registrational Phase 3 trial of olverembatinib in patients with SDH-deficient GIST, or POLARIS-3, and we are pursuing clearance in multiple countries.
Our multi-center, randomized, open-label, registrational Phase 3 trial evaluates the efficacy and safety of olverembatinib in patients with SDH-deficient GIST who have undergone previous treatment. Adult patients will receive 40 mg of olverembatinib once every other day for 28 days.
The primary endpoint will be PFS rate at 13 months as evaluated by an independent review committee. Key secondary endpoints include CBR, overall response rate, time to relapse, duration of response, and OS.
We plan to initiate the enrollment of patients in POLARIS-3 by the end of 2024.
OUR SECOND LEAD ASSET: LISAFTOCLAX
Our second lead asset, lisaftoclax, is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells. We plan to submit an NDA for lisaftoclax for the treatment of r/r CLL/SLL to the CDE in 2024, and expect it will be the second Bcl-2 inhibitor for which an NDA application is filed in the world and the first in China for the CLL/SLL indication. If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries. We believe that lisaftoclax, with its short half-life and potential for patient-friendly ramp-up schedule, has the potential to serve as a backbone molecule for combination therapies to treat many hematological malignancies, including and beyond CLL/SLL.

As of December 31, 2023, more than 800 patients have been treated with lisaftoclax as a monotherapy or combination therapy, among which approximately 400 patients have CLL/SLL. Furthermore, FDA has granted five ODDs to lisaftoclax, including CLL, AML and MM.
In addition to the registrational Phase 2 trial for which we plan to submit an NDA to the CDE in 2024, we are currently conducting an FDA-regulated registrational Phase 3 trial, or GLORA, of lisaftoclax in combination with BTK inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal responses. In addition, we are pursuing approval of lisaftoclax in combination with acalabrutinib as the frontline treatment for CLL/SLL in a registrational Phase 3, or GLORA-2, trial, which is expected to complete enrollment by the end of 2025. We are also evaluating lisaftoclax in combination with AZA in two registrational Phase 3 trials, GLORA-3 and GLORA-4, as the frontline treatment of AML and HR MDS, and subject to successful completion, we expect to pursue approval of this combination in       and       , respectively. Other clinical trials of lisaftoclax are ongoing for MM and other hematological malignancies.
Summary of key completed and ongoing clinical trials for lisaftoclax

(1) Registrational Phase 2 trial completed with NDA submission expected in 2024.
(2) The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The US flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.
Current treatment paradigm and its limitations
CLL/SLL
Current treatments for CLL include chemotherapy, anti-CD20 mAb, BTK inhibitors, PI3K inhibitors, and Bcl-2 inhibitors. The frontline standard of care is either rituximab or an obinutuzumab/chemotherapy combination or ibrutinib, a BTK inhibitor. The FDA approval of idelalisib, a PI3K inhibitor, and venetoclax, a Bcl-2 inhibitor, have provided new options to treat r/r CLL. In May 2019, the FDA granted approval on the combination of venetoclax and obinutuzumab for the frontline treatment of patients with CLL/SLL. To date, venetoclax is not approved for CLL/SLL in China. CLL/SLL still presents major clinical challenges and urgent medical needs for new treatment options that can offer both efficacy and safety. There is increasing evidence that a double combination of CD20 or BTK with a Bcl-2 targeted agent may offer deeper and more durable remission of an MRD negative response.
Bcl-2 is highly expressed in all CLL cells in all patients, and a great majority of CLL cells appear dependent on Bcl-2 for survival. Bcl-2 inhibitors are effective as a monotherapy in approximately 60 to 80% of patients with relapsed CLL, and CR, including CR with incomplete recovery, or CRi, can be expected in 15% to 20% of patients. The rate of response, including CR, is independent of genetic subtypes, but the negative prognostic genetic markers del17p, TP53 and NOTCH1 mutations are associated with less durable responses per multivariable analyses. Achieving CR and/or having undetectable MRD in the peripheral blood (achieved in 30% of patients) or bone marrow is associated with prolonged remissions.
AML
The frontline treatment for AML generally involves the use of cytarabine and daunorubicin/idarubicin as an induction therapy, followed by high dose cytarabine as a consolidation therapy. Combination regimens including FLAG-Ida, MEC, or hypomethylating agents are used in relapse cases. As of the date of this prospectus, there are several approved drugs on the market to treat a subset of AML that has mutations in the IDH2, FLT3 or CD33 genes in addition to several targeted drugs in clinical development for AML.
Bcl-2 is variably expressed in AML, and only a minority of patient samples show marked sensitivity. Consistent with this, single agent activity is evident in patients. Available clinical data reflect that inhibition of Bcl-2 in AML results in a “hammer-strike” effect, with Bcl-2 being a significant target, but not a bullseye. Consequently, combination therapy is essential. In relapsed AML, the CR/CRi rate appears higher with these combinations than with monotherapy. In October 2020, the FDA granted approval to venetoclax in combination with AZA, decitabine, or low-dose cytarabine for newly-diagnosed AML in adults who are 75 years or older, or who have co-morbidities precluding intensive induction chemotherapy.
MDS
Treatment for MDS varies depending on the clinical presentation and prognosis, as well as the patient’s age, health, prior treatments, and other factors. MDS may be treated with chemotherapy, growth factors (to support hematopoiesis), blood transfusions and other supportive therapy, and stem cell transplantation. Lower-risk MDS may require only growth factors and/or transfusions. HR MDS is typically treated with DNA hypomethylating agents, such as AZA or decitabine. AZA has also been shown to improve survival in certain patients. Since HR MDS can progress to AML, it is often also treated with drug regimens used in AML. However, all patients eventually progress on these therapies. HSCT remains the only treatment for MDS with curative potential, but only a fraction of patients are eligible and/or receive a transplant. More so, HSCT is associated with considerable morbidity and mortality. There are a few advanced-stage clinical trials that are evaluating the potential of Bcl-2 inhibitor in the treatment of MDS, including the Phase 3 VERONA trial of venetoclax in combination with AZA to assess change in complete remission and overall survival in newly diagnosed patients with HR MDS, but as of the date of this prospectus, venetoclax has not received FDA approval for frontline treatment of patients with newly diagnosed HR MDS. Thus, there remains a great unmet need for more effective drug treatments for MDS.
MM
Current treatment options for MM currently include targeted therapy, immunotherapy, bispecific antibodies, CAR-T cell therapy, chemotherapy, corticosteroids (such as DXMS), bone marrow transplant and radiation therapy.
Two classes of drugs, immunomodulatory imide drugs, or ImiDs, such as lenalidomide and pomalidomide, and proteasome inhibitors, or PI, such as bortezomib, have displaced older cytotoxic agents as the mainstay of treatment, and are often used in combination with one another as data from multiple trials has increasingly shown that combination therapy is superior to monotherapy and a prolonged duration of treatment is superior to a fixed course of therapy. This has supported increasing use of ImiDs and PIs in regimens termed “consolidation,” “treatment to progression,” or “maintenance therapy.” For example, daratumumab, or DARZALEX, is commonly used in combination with lenalidomide and DXMS or in combination with bortezomib and DXMS.
In March 2019, the FDA warned about the risks associated with investigational use of venetoclax in MM. The FDA had reviewed interim trial results from the Phase 3 BELLINI clinical trial evaluating the use of venetoclax combined with bortezomib and DXMS in patients with MM, where venetoclax was associated with an increased risk of infection and death. In recent NCCN guidelines, venetoclax has been suggested for use in patients with

t(11;14)-positive r/r MM in combination with DXMS with or without daratumumab or a PI, but the September 2023 results for the Phase 3 CANOVA trial evaluating the safety and efficacy of venetoclax plus DXMS for patients with t(11;14)-positive r/r MM who have received two or more prior treatments showed a failure to meet the PFS primary endpoint.
Although current drugs on the market can often help control symptoms and improve quality of life, MM remains incurable with high rates of relapse and disease progression, particularly among some sub-types that are identified as high risk.
Our solution: Lisaftoclax
Our second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for which we recently completed our registrational Phase 2 trial for the treatment of r/r CLL/SLL in China. We plan to submit an NDA for lisaftoclax for treatment of r/r CLL/SLL to the CDE in 2024, and expect it will be the second Bcl-2 inhibitor for which an NDA application is filed in the world and the first in China for the CLL/SLL indication.
Through the use of a classic rational design approach to the discovery of this candidate, lisaftoclax demonstrates unique pharmacokinetic properties in the inhibition of its target. These properties include potent inhibition at the time of maximum concentration with limited persistence in plasma. In addition, the short ramp-up period for lisaftoclax dosing provides potential advantages both for patients and the health care system.
Mechanism of action
The B-cell lymphoma 2, or Bcl-2, family is comprised of proteins that are highly involved in regulating apoptosis. All proteins belonging to the Bcl-2 family contain at least one more of four domains, called Bcl-2 homology, or BH, domains, and named BH1, BH2, BH3 and BH4, and some members, such as Bim, contain only a single BH3-domain. The anti-apoptotic proteins, including Bcl-2 and Bcl-x(L), inhibit cell death; in contrast, the pro-apoptotic proteins such as Bim is, promotes cell death. Lisaftoclax binds to the Bcl-2 and disrupts the Bcl-2-Bim complex, and therefore, Bim is released from the complex and activates apoptosis. Lisaftoclax also induces cellular apoptosis by disrupting Bcl-2/BH3 interactions, and indirectly neutralizing MCL-1 functions, leading to downstream caspase activation.
Mechanism of Action of Lisaftoclax
Key clinical results
As of December 31, 2023, lisaftoclax either as a monotherapy or in combination with other therapeutic agents has treated more than 800 patients with CLL, AML, MM, MCL, T-PLL, WM and MDS, of which approximately 400 have CLL/SLL and more than 200 have AML/MDS.

•
Lisaftoclax in patients with r/r CLL/SLL showed:

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No observed DLT or MTD and negligible risk of TLS, even at the highest dose level of 1200 mg, see “1. Favorable safety and unique PK profile in FIH open-label trial”;

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73.3% overall response rate, or ORR, 24.4% CR/CRi rate and an upward dose-dependent trend of CR/CRi rate in heavily pre-treated patients with r/r CLL dosed with lisaftoclax in our Phase 1b/2 trials, see “2. Pooled analyses of patients with heavily pretreated CLL in two clinical trials”;

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No observed DDI and low risk of TLS for lisaftoclax in combinations with rituximab and acalabrutinib, see “3. Combinations achieves high ORR with favorable safety profile in patients with newly diagnosed CLL/SLL and r/r CLL/SLL”; and

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100% and 97% ORR in patients with newly diagnosed CLL/SLL and r/r CLL/SLL, respectively, treated with lisaftoclax in combination with acalabrutinib, see “3. Combinations achieve high ORR with favorable safety profile in patients with newly diagnosed CLL/SLL and r/r CLL/SLL”.

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Lisaftoclax showed clinically meaningful response rates and tolerability in patients with AML/MDS:

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75.0% and 71.4% ORR in patients with r/r AML and elderly/unfit patients with newly diagnosed AML, respectively, dosed with lisaftoclax in combination with AZA, see “4. Strong response to combination therapies in r/r AML, MDS and other myeloid malignancies”.

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76.7% and 65.5% ORR in patients with r/r AML and elderly/unfit patients with newly diagnosed AML, respectively, dosed with 600 mg of lisaftoclax in combination with AZA, see “5. Combination with AZA continues to show promise for treatment of patients with newly diagnosed or r/r AML”.

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Lisaftoclax is being evaluated for further application in r/r MM and AL amyloidosis:

•
Lisaftoclax, combined with novel therapeutic regimens, was well tolerated and has demonstrated preliminary antitumor activity in both patients with r/r MM or AL amyloidosis, see “6. Combination has potential in r/r MM or Immunoglobulin Light-Chain, or AL, Amyloidosis”.

Lisaftoclax also has a unique PK profile compatible with a potentially more convenient daily (vs. weekly) dose ramp-up schedule and induced rapid clinical responses in patients with CLL/SLL or other hematological malignancies, see “1. Favorable safety and unique PK profile in FIH open-label trial”. Previous clinical results showed lisaftoclax achieved target treatment dose and BTK inhibitor combination in as quickly as approximately one week, see “3. Combination achieves strong ORR with favorable safety profile in patients with newly diagnosed CLL/SLL and r/r CLL/SLL”.
Additionally, lisaftoclax in combination with alrizomadlin has demonstrated further benefit in AML, with potential to overcome venetoclax resistant, see “7. Combination with alrizomadlin can over overcome venetoclax resistance in AML”.
All of the results presented above and below (other than “6. Combination has potential in r/r MM or Immunoglobulin Light-Chain, or AL, Amyloidosis”) in this section “Key Clinical Results” include data from trials conducted outside of the United States. To the extent the trials were conducted outside of the United States, the FDA may not accept such data and additional trials may be required, resulting in additional cost and time.
1.   Favorable safety and unique PK profile in FIH open-label trial
Updated interim data from our FIH trial of lisaftoclax published in the Journal of Clinical Cancer Research in 2023 demonstrated that lisaftoclax was well tolerated, with a short half-life of approximately 3 to 5 hours and no evidence of TLS, in its treatment of patients with r/r CLL/SLL and other hematological malignancies, including NHL and MM. This open-label Phase 1 trial (NCT03537482) investigated the safety, efficacy, PK and PD of lisaftoclax in patients with r/r CLL/SLL and other hematologic malignancies in the United States and Australia. Lisaftoclax was administered orally once a day at doses ranging from 20 mg to 1,200 mg for 28‑day cycles. The IND for this trial was submitted to the FDA on December 22, 2017.

Demographics.   As of October 22, 2022, the data cutoff date, a total of 52 patients were enrolled and dose escalation was completed. The median (range) age of the patients enrolled was 68 (39–89) years, and 36 (69.2%) of these individuals were male. Patients received a median 7 (range, 1–43) cycles, including 23 (44.2%) with CLL/SLL, 14 with NHL and 11 with MM. Among the 23 patients with CLL/SLL who met the 2008 International Workshop on Chronic Lymphocytic Leukemia, or iwCLL, criteria for treatment at entry, the mean (range) age was 67 (48-83) years. All patients had experienced disease relapse after one or two standard-of-care regimens.
Efficacy results.   A total of 14 (63.6%) of the 22 evaluable patients with CLL/SLL achieved PR per the iwCLL criteria over a median (range) of 15 (6-43) treatment cycles. Among 4 patients who relapsed to prior BTK inhibitors, one patient achieved PR after two cycles of treatment with lisaftoclax. In the 5 patients with disease intolerant to BTK inhibitors, the ORR was 80.0%.
Safety results.   There were no DLTs at doses of up to 1,200 mg and the MTD was not reached. The recommended Phase 2 dose, or RP2D, for lisaftoclax monotherapy for patients for CLL/SLL was 600 mg. There was no evidence of clinical or laboratory TLS with lisaftoclax, even though 76% of the patients were in the TLS intermediate-, high- or very high-risk categories and 85% of the patients were treated at dose levels ranging from 600 to 1,200 mg.
PK/PD results.   Clinical PK and PD results demonstrated that lisaftoclax had a limited plasma residence and systemic exposure and elicited rapid clearance of malignant cells. Lisaftoclax had a plasma elimination half-life of approximately 3 to 5 hours and a median time to maximum concentration of 3 to 6 hours. No significant accumulation was observed after multiple oral daily dosing.
2.   Pooled analyses of patients with heavily pretreated CLL in two clinical trials
Pooled analyses from two clinical trials in China of the efficacy and safety results of lisaftoclax in patients with heavily pretreated CLL published in November 2023 demonstrated favorable tolerability and response rates and correlation of response rates to escalating dose levels. The first trial is a multi-center, open-label dose-escalation Phase 1 trial (NCT03913949) that evaluated the safety, tolerability, PK and PD properties of lisaftoclax as a monotherapy in patients with r/r CLL and non-Hodgkin’s lymphoma. Lisaftoclax was administered orally once daily for 28 days, at 20, 50, 100, 200, 400, 600 or 800 mg. The second trial is a multi-center, open-label Phase 1b/2 trial (NCT04494503) that evaluated lisaftoclax as a monotherapy and in combination with the BTK inhibitors, rituximab or ibrutinib in patients with r/r CLL/SLL. The first part was a cohort expansion where lisaftoclax was administered orally once daily at 400, 600 or 800 mg. The second part had two arms, one where lisaftoclax was administered in combination with rituximab, and the other where lisaftoclax was administered in combination with ibrutinib. Both arms included a dose-escalation stage and a dose-expansion stage.
Demographics.   As of April 27, 2023, the data cutoff date, the publication analyzed the 47 patients with r/r CLL who received at least 100 mg of lisaftoclax, of which 45 were evaluable for efficacy. The median (range) age of these patients was 58 (34-80) years; 68.1% were male. At enrollment, 44.7% of patients had received at least three lines of treatment; 66.0% of patients had received at least two lines; 23.4% of patients were previously treated with at least one BTK inhibitor; and 55.3% were previously treated with a CD20 monoclonal antibody.

Pooled analyses of lisaftoclax in patients with r/r CLL who received at least 100 mg of lisaftoclax
Efficacy Results.   In the 45 patients with r/r CLL, the ORR and CR/CRi were 73.3% and 24.4%, respectively, and the CR/CRi rate exhibited an upward trend with increases in dose levels. Among patients who were tested for MRD in peripheral blood, 38.9% achieved the MRD-negative status. Among six patients who were tested for MRD in bone marrow, 66.7% were MRD-negative. The median (range) time to the first response was 2.07 (1.94-3.94) months, the mPFS was 18.53 (95% CI, 9.13-24.05) months, mOS was not reached and the rate of OS at month 30 was 86.3% (95% CI, 66.1%-94.9%).
Safety Results.   In total, 36 (76.6%) of patients experienced AEs, grade 3 or 4, and thirteen (27.7%) experienced SAEs. The incidence of TEAEs was not dose related. TRAEs were observed in 45 (95.7%) patients, of whom 32 (68.1%) experienced grade 3 or 4 TRAEs and 7 (14.9%) experienced SAEs. One case of TLS was reported. 32 (68.1%) of the patients discontinued the trial because of disease progression (51.1%) or patient withdrawal (6.4%), and other reasons.
3.
Combinations achieve high ORR with favorable safety profile in patients with newly diagnosed CLL/SLL and r/r CLL/SLL

Initial results from our Phase 1b/2 trial presented at the 2022 ASH Annual Meeting demonstrated that favorable safety profile of lisaftoclax, both as monotherapy or combined with acalabrutinib or rituximab, in both patients with newly diagnosed CLL/SLL and patients with r/r CLL/SLL and high ORR, particularly as a combination therapy with acalabrutinib. This FDA-regulated, multi-center Phase 1b/2 trial (NCT04215809) evaluates the safety and efficacy of lisaftoclax as a monotherapy or in combination with other therapeutic agents, such as rituximab and acalabrutinib in Australia, Hungary, Poland and the United States. The protocol for this trial was submitted pursuant to an existing IND that was initially submitted to the FDA on December 22, 2017.
Daily dose ramp-up without debulking permits treatment with combination by Day 8

Unique and differentiated trial design.   Patients with newly diagnosed CLL/SLL or r/r CLL/SLL were treated daily with lisaftoclax alone or in combination with continuous acalabrutinib or rituximab for six 28-day cycles. Primary objectives were to determine the RP2D, safety and efficacy, including ORRs of lisaftoclax alone and combined with acalabrutinib or rituximab. Patients underwent lisaftoclax daily ramp-up over 4 to 6 days, with the monitoring of TLS as follows without debulking: 20 mg on day 1; 50 mg on day 2; 100 mg on day 3; 200 mg on day 4; and 400 mg on day 5. Dose ramp-up was followed by lisaftoclax target doses of 400, 600 or 800 mg. Patients in the combination groups also completed the daily ramp-up, as well as an additional 7 days of lisaftoclax at the target dose, acalabrutinib or rituximab was added on day 8, and then treated until disease progression or unacceptable toxicity was observed. The daily dose ramp-up is more convenient to healthcare professionals and patients because the therapeutic dose can be reached earlier, in this trial as early as Day 8.
Demographics.   As of October 12, 2022, the data cutoff date, 162 patients had been enrolled. The lisaftoclax monotherapy cohort enrolled a total of 46 patients, with a median age of 60.5 (range, 41-80) years. The rituximab combination cohort enrolled a total of 38 patients, with a median age of 64 (34-75). The acalabrutinib combination cohort enrolled a total of 78 patients, with a median age of 64 (18-80). Of all patients, 16 were newly diagnosed and 12 had received prior treatment with BTK inhibitors, including patients had progressed on BTK inhibitors and/or after venetoclax therapy. In the combination cohorts (n = 116), 25 patients had the TP53 mutation and/or del(17p), and 34 patients had unmutated IGHV. Median (range) treatment duration was 16.5 (1-34) cycles for the monotherapy, 10 (0-19) cycles for the rituximab combination, and 10 (1-22) cycles for the acalabrutinib combination.
Favorable clinical profile for lisaftoclax alone or in combination in patients with newly diagnosed CLL/SLL and r/r CLL/SLL
Efficacy Results.   Lisaftoclax was active across a range of doses in CLL/SLL with best overall response rates shown above. ORRs were 67% (29/43) in the monotherapy group, including 67% (4/6) patients with CLL/SLL that was resistant or intolerant to BTK inhibitors; 97% (76/78) in the acalabrutinib combination cohort, including 97% (60/62) patients with r/r CLL/SLL, 100% (16/16) patients with newly diagnosed CLL/SLL, and 88% (7/8) in patients with r/r CLL/SLL that is resistant or intolerant to prior BTK inhibitors; and 77% (23/30) in the rituximab combination cohort.

Common TRAEs in patients treated with lisaftoclax and acalabrutinib (%)
Safety Results.   Common AEs of any grade in all cohorts included neutropenia, diarrhea, and infections. Common AEs, grade 3 or higher, in the lisaftoclax monotherapy cohort included neutropenia (30.3%), COVID-19 infections (28%), anemia (15%) and thrombocytopenia, pneumonia and hyperkalemia (each 6.5%). Common AEs, grade 3 or higher, in the rituximab combination cohort mainly included neutropenia (21%) and anemia (8%), thrombocytopenia (5%). Common AEs, grade 3 or higher, in the acalabrutinib combination cohort mainly included neutropenia (23%), COVID-19 infections (11.5%), anemia (10%), and thrombocytopenia (6.4%). First onset of grade 3 or higher cytopenias mainly occurred during ramp-up or cycle 1 and infrequently after cycle 2. Neutropenia, grade 3 or higher, was manageable with growth factor support. A total of four patients met the Howard criteria for TLS (2 clinical TLS/2 laboratory TLS), and the two patients with clinical TLS both fully recovered and showed responses at 600 mg. No DLTs were observed, and no DDIs were observed in either combination group.
4.
Strong response to combination therapies in r/r AML, MDS and other myeloid malignancies

Interim results from our Phase 1b/2 trial presented at the 2023 ASH Annual Meeting demonstrated that lisaftoclax as monotherapy and in combination with AZA or HHT showed favorable tolerability and exhibited encouraging clinical response among patients with AML, MDS and other myeloid malignancies.
In our multi-center, open-label Phase 1b/2 trial (NCT04501120) in China, lisaftoclax is evaluated as a single agent and combination with AZA or HHT for adults with AML, MDS, or other myeloid malignancies. In Part One, lisaftoclax was administered orally once daily at an assigned dose (200, 400, 600, or 800 mg) to patients with r/r AML using a “3+3” dose escalation design. In Part Two, patients with r/r AML and related myeloid malignancies were enrolled in Cohorts A, B, and C; patients with HR MDS were enrolled in Cohort D; and elderly (at least 75 years) or unfit patients with newly diagnosed AML were enrolled in Cohort E. Lisaftoclax was administered orally once daily in either 28- or 14-day cycles (MDS only), depending on the assigned dose level. A daily ramp-up schedule was used to prevent TLS. In Part Two, select lisaftoclax doses were combined with low-dose, or LD, HHT (1 mg daily on days 1-14; Cohort A) or standard-dose, or SD, HHT (2 mg/m2 daily on days 1-7; Cohort B) or AZA (75 mg/m2 daily on days 1-7; Cohorts C, D, and E). DLT was assessed during the first cycle.
Demographics.   As of July 19, 2023, the data cutoff date, 115 patients were enrolled, including 64 with r/r AML, 25 who are elderly/unfit with newly diagnosed AML, 7 with r/r MDS, 15 with newly diagnosed MDS, two with mixed-phenotype acute leukemia, or MPAL, one with CMML, and one with blastic plasmacytoid dendritic cell neoplasm, or

BPDCN. The median (range) age was 62.0 (18-81) years, and 66 (57.4%) were male. A total of 13 patients received lisaftoclax as a monotherapy, and 102 received combination regimens.
Overall Response Rates of Combination Therapies in Evaluable Patients
1 In AML, ORR= CR+ CRi + MLFS + PR; in MDS, ORR= CR+ mCR + PR.
2 Including 1 CMML, 2 MPAL, 1 BPDCN
Efficacy Results.   In part one, the ORR and composite remission rate, or CRc, which is CR and Cri, were each 8.3% (1/12). Lisaftoclax 600 mg was administered for further optimization of the combination regimens, and 800 mg was also explored. In the standard-dose, or SD, HHT and lisaftoclax combination (Cohort B), ORR or CRc was 75.0% whereas it was 0 in the low dose HHT and lisaftoclax combination (Cohort A). In Cohort C, ORR and CRc were 75.0% and 44.4%, respectively, and the median (range) time to CR/CRi/MLFS was 1.25 (95% CI, 1.02-2.17) months; and median (range) progression-free survival was 10.22 (95% CI, 6.34-NR) months, with a median (range) follow-up time of 3.25 (95% CI, 0.79-14.29) months. In Cohort E (n = 21), among patients with newly diagnosed AML treated with lisaftoclax, ORR and CRc were 71.4% and 47.6%, respectively, and the median (range) time to CR, CRi or morphologic leukemia-free state (MLFS) was 1.05 (95% CI, 0.99-NR) months. In Cohort D, ORR was 70.0% and CR/  marrow CR was 60.0%.
PK Results.   Increased systemic exposure of lisaftoclax was discerned as the dosage escalated from 200 to 800 mg. Compared to lisaftoclax alone, no significant difference was observed in the PK profile of lisaftoclax when combined with AZA or HHT.
Safety Results.   DLTs, such as pneumonia, respiratory failure, and heart failure, were observed in one patient in Cohort C, and no TLS was reported. TEAEs were observed in all 13 (100%) patients who received lisaftoclax monotherapy, of whom all experienced AEs, grade 3 or higher, and 4 (30.8%) experienced SAEs. Similarly, TEAEs were reported in 12 (85.7%) patients treated with lisaftoclax combined with HHT, with grade 3 or 4 AEs occurring in 12 (85.7%) and SAEs in 2 (14.3%). TEAEs were also observed in 75 (100%) evaluable patients treated with lisaftoclax combined with AZA, with AEs, grade 3 or higher, occurring in 55 (73.3%) and SAEs in 18 (24.0%). A total of 46 (40.0%) patients discontinued the study, of which 21 were due to disease progression 12 due to withdrawal, 8 were attributable to AEs and 4 due to lack of clinical benefit.
5.
Combination with AZA continues to show promise for treatment of patients with newly diagnosed or r/r AML

Additional safety and efficacy results from our multi-center, open-label Phase 1b/2 trial (NCT04501120) in China, for which we previously presented results at the 2023 ASH Annual Meeting, were presented at the 2024

ASCO Annual Meeting, focusing on the patients with newly diagnosed or r/r AML that were treated with a combination of 400, 600 or 800 mg of lisaftoclax and AZA. Following this study, we initiated a randomized, double-blind Phase 3 trial (GLORA-3) to determine whether a combination of lisaftoclax and AZA can improve OS in elderly/unfit patients with newly diagnosed AML.
Demographics.   As of the January 25, 2024 data cutoff date, the median (range) age of the 76 enrolled patients with AML was 66 (20-81) years and 61.8% of patients were male. 37 had r/r AML and 39 were elderly/unfit patients with newly diagnosed AML.
Overall Response of lisaftoclax plus AZA in evaluable patients with r/r and elderly/unfit AML

r/r AML, n = 33	Elderly/unfit AML, n = 39
Best response, n (%)		
CR	7 (21.2)	13 (33.3)
CRi	8 (24.2)	7 (17.9)
MLFS	6 (16.2)	3 (7.7)
PR	3 (9.1)	2 (5.1)
SD	8 (24.2)	13 (33.3)
PD	1 (3.0)	1 (2.6)
ORR, n (%)/ 95% CI	24 (72.7)/ (54.5–86.7)	25 (64.1)/ (47.2–78.8)
CRc, n (%)/ 95% CI	15 (45.5)/ (28.1–63.6)	20 (51.3)/ (34.8–67.6)

Efficacy Results.   In 33 evaluable patients with r/r AML, ORR and CRc were 72.7% and 45.5%, respectively. 600 mg of lisaftoclax in combination with AZA was established as the recommended Phase 2 dose, or RP2D. Among the 30 patients dosed with 600 mg of lisaftoclax, ORR and CRc were 76.7% and 50.0%, respectively; the median (range) duration of treatment, 3.8 (0.8–15.4) months; median time to CRc, 2.5 (95% CI, 1.5-6.1) months; mPFS was 10.2 (95% CI, 6.5-NR) months; and median OS was 14.7 (95% CI, 7.8-NR) months. Among the 39 elderly/unfit patients with newly diagnosed AML, ORR and CRc were 64.1% and 51.3%, respectively. Among the 29 patients dosed with 600 mg of lisaftoclax, ORR and CRc were 65.5% and 51.7%, respectively; the median (range) duration of treatment was 3.3 (1.0- 9.9) months; median time to CRc was 1.9 (95% CI, 1.2-3.3) months; and neither mPFS nor mOS were reached.
Safety Results.   All patients treated with a combination of lisaftoclax and AZA reported TEAEs, with 89.5% with AEs, grade 3 or 4; and 43.4% with SAEs. Common TEAEs included neutropenia (60.5%), thrombocytopenia (60.5%), diarrhea (42.1%), hypokalemia (40.8%), pyrexia (35.5%), and vomiting (30.3%). TEAEs, grade 3 or higher, that were reported in at least 10% of patients were neutropenia (57.9%), thrombocytopenia (50.0%), anemia (27.6%), pneumonia (17.1%), and febrile neutropenia (10.5%). No TLS was reported, and the 30-/60-day mortality rates were 1.3% and 3.9%, respectively.
6.
Combination has potential in r/r MM or Immunoglobulin Light-Chain (AL) Amyloidosis

Preliminary results from our FDA-regulated Phase 1b/2 trial being presented at the 2024 EHA Hybrid Congress demonstrate potential of lisaftoclax combination therapy in r/r MM and AL amyloidosis. This multi-center open-label Phase 1b/2 trial (NCT04942067) in the United States evaluates the safety and efficacy of lisaftoclax combined with pomalidomide and DXMS (Pd) (Arms A and C) or daratumumab, lenalidomide, and DXMS (Arm B) in patients with r/r MM (Arm A and B) or r/r AL amyloidosis (Arm C). The protocol for this trial was submitted pursuant to an existing IND that was initially submitted to the FDA on December 22, 2017. Eligible patients provided informed consent and had an ECOG performance status ≤ 2, at least 1 prior line of therapy, and adequate organ function. Patients with r/r AL amyloidosis had confirmed symptomatic organ involvement, purpura and/or carpal tunnel syndrome. Lisaftoclax was administered orally daily at various doses ranging from 400 mg to 1,200 mg in repeated 28-day cycles. Pomalidomide, daratumumab and lenalidomide were administered per label use. 40 mg (20 mg for patients older than 75 years) of DXMS was administered on days 1, 8, 15 and 22 of 28-day cycles.
Demographics.   As of January 25, 2024, 44 patients were enrolled including 36 r/r MM and 8 r/r AL amyloidosis. The median (range) age of patients was 70.5 (24-88) years, 68.2% were male, and 65.9% were older than 65. The median (range) number of prior therapy lines was 3 (1-19), median (range) time from diagnosis to first dose of study drug was 5.5 (129) years, and median (range) number of treatment cycles, 4 (1-26).
Best Overall Response, n (%), in patients with r/r MM or r/r AL amyloidosis
Efficacy Results.   In Arm A, 27 patients with r/r MM were efficacy evaluable, of whom 10 had PR, seven very good PR, or VGPR, and two CR. The ORR was 70.4%, with a median (range) time to response of 1.0 (1-3) months. In Arm C, seven patients with r/r AL amyloidosis were efficacy evaluable, and the hematologic ORR (VGPR or better) was 85.7% (three VGPR; one each of unconfirmed VGPR, CR, and stringent CR). The median (range) time to response was 0.9 (1-4) month, and two patients experienced organ function improvement.
Safety Results.   A total of 29 patients were triple-class-exposed, 11 had received pomalidomide, and four harbored (11;14) at baseline. Ten patients experienced TRAEs, grade 3 or higher, including neutropenia (14.3%) and febrile neutropenia (2.4%), and three experienced lisaftoclax-related serious AEs: febrile neutropenia, acute kidney injury, and diarrhea and electrolyte imbalance (one each).
7.
Combination with alrizomadlin can overcome venetoclax resistance in AML

Results from our preclinical studies of a combination of lisaftoclax and alrizomadlin in venetoclax-resistant AML models published in Clinical Cancer Research in January 2023 demonstrated potential for this combination to overcome venetoclax-resistance. The in vitro and in vivo antitumor studies aimed to determine if a combination treatment with novel anticancer agents targeting Bcl-2 and MDM2 could overcome venetoclax resistance in preclinical models. Both venetoclax-sensitive and venetoclax-resistant cells and xenograft mouse models were used to evaluate antitumor effects and investigate possible underlying mechanisms associated with lisaftoclax and alrizomadlin.
Lisaftoclax, alrizomadlin and combination therapy in venetoclax-sensitive and venetoclax-resistant xenograft mouse models
*, P < 0.05; ***, P < 0.001.
The combination exhibited synergistic antiproliferative and apoptogenic activities in TP53 wild-type AML cell lines in vitro. In panel A, venetoclax-sensitive xenograft mice were created by transplanting the mice with RS4;11, a venetoclax-sensitive cell line. The mice were then exposed to vehicle or treated with 50 mg/kg of lisaftoclax daily, 50 mg/kg of alrizomadlin every other day, or a combination of lisaftoclax and alrizomadlin for 21 days. Lisaftoclax alone (but not alrizomadlin alone) decreased the tumor burden in the peripheral blood throughout the study, but the combination together exercised further antileukemic activity, with the tumor burden being reduced to a negligible amount.

The venetoclax-resistant cell line, RS4;11199R , was created by gradually increasing the exposure of RS4;11 cells to increasing concentrations of venetoclax until they became resistant at 10 μmol/L. Western blot (panel B) shows upregulation of MCL-1 is associated with venetoclax-resistance. ELISA analysis (panel C) also shows changes in Bcl-2 family protein complexes associated with venetoclax-resistance, such an increase in anti-apoptotic complexes, such as Bcl-xL:BIM.
In panel D, venetoclax-resistant xenograft mice were created by transplanting the mice with the venetoclax-resistant RS4;11199R cells. The mice were then exposed to vehicle or treated with 100 mg/kg of lisaftoclax daily for 15 consecutive days, 100 mg/kg of alrizomadlin daily for 7 consecutive days, a combination of lisaftoclax and alrizomadlin, or 100 mg/kg of venetoclax for 15 consecutive days. Interestingly, the tumor burden increased in all cases except for the combination therapy.
Mechanistically, alrizomadlin likely primes cancer cells to Bcl-2 inhibition-induced cellular apoptosis by downregulating expression of antiapoptotic proteins, such as Bcl-xL and myeloid cell leukemia-1, or MCL-1. Lisaftoclax in combination with alrizomadlin overcomes venetoclax resistance mediated by various mechanisms, suggesting that further clinical development of this drug combination is needed, particularly for patients with diseases that are insensitive or resistant to venetoclax.
Lisaftoclax Registrational Trials

(1) Registrational Phase 2 trial completed with NDA submission expected in 2024.
(2) The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The US flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.
We are currently conducting four registrational trials for lisaftoclax as a treatments for patients with CLL/SLL that do not achieve CR from treatment with BTK inhibitors, or GLORA, which is cleared by the FDA, newly diagnosed CLL/SLL patients, or GLORA-2, newly diagnosed or elderly/unfit patients with AML, or GLORA-3, and newly diagnosed patients with HR MDS, or GLORA-4, and we recently completed a registrational Phase 2 trial for treatment of r/r CLL/SLL in China. Subject to clinical results and regulatory approval, we plan to submit an NDA with the CDE for lisaftoclax as a monotherapy for r/r CLL/SLL in 2024 and expect it will be the second Bcl-2 inhibitor for which an NDA application is filed in the world and the first in China for the CLL/SLL indication.
Ongoing registrational Phase 2 trial for treatment of r/r CLL/SLL in China
In December 2021, we received clearance from the CDE to initiate our registrational Phase 2 trial (NCT05147467) of lisaftoclax for the treatment of patients with r/r CLL/SLL in China.
This is a single-arm, open-label, multi-center, registrational Phase 2 trial to evaluate the efficacy and safety of lisaftoclax as a single agent in patients with r/r CLL/SLL. We plan to enroll approximately 75 CLL/SLL subjects who have failed or are intolerant to prior BTK inhibitors and immunochemotherapy.

Eligible subjects will receive lisaftoclax 600 mg, administered orally once daily with repeated 28-day cycles.
The primary endpoint of this trial is ORR. Response will be evaluated every two 8-week cycles till complete treatment or one month after last dose. Other endpoints include MRD and Bcl-2 expression.
Subject to the clinical results and regulatory approval, we plan to submit NDA with the CDE in 2024.
GLORA—Registrational Phase 3 trial for treatment of CLL/SLL with prior BTK inhibitors
In August 2023, we received clearance from the FDA to initiate a registrational Phase 3 clinical trial (NCT06104566) of lisaftoclax in combination with BTK inhibitors for treatment of patients with CLL/SLL previously treated with BTK inhibitors (GLORA). Since then, we have also received clearance to proceed with clinical trials in Australia, Canada, EU and UK, and we are pursuing clearance in multiple other countries. The protocol for this trial was submitted pursuant to an existing IND that was initially submitted to the FDA on December 22, 2017. This trial is currently being conducted in Australia, Belgium, Canada, France, Germany, Japan, Poland, Spain, United Kingdom and the United States.
Our multi-center, randomized, controlled, registrational Phase 3 trial evaluates the efficacy and safety of lisaftoclax in combination with a BTK inhibitor in patients with CLL/SLL previously treated with a BTK inhibitor monotherapy for more than 12 months with suboptimal responses.
In the investigational arm, patients will be dosed with lisaftoclax in combination with a BTK inhibitor. In the control arm, patients will be dosed with a BTK inhibitor as a monotherapy. We are currently enrolling patients for GLORA with a target enrollment of 440 subjects.
The primary endpoint of this trial is to evaluate the PFS of lisaftoclax in combination with BTK inhibitors compared with BTK inhibitors as a monotherapy in patients with CLL/SLL previously treated with BTK inhibitors as determined by an independent review committee using the guidelines. The key secondary endpoint is OS.
GLORA-2—Registrational Phase 3 trial for frontline treatment in newly diagnosed CLL/SLL
In October 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06319456) of lisaftoclax in combination with acalabrutinib in patients with newly diagnosed CLL/SLL, or GLORA-2, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for lisaftoclax, in this combination regimen, to become a frontline treatment for CLL/SLL.

Our multi-center, randomized, open-label, registrational Phase 3 confirmatory trial designed evaluates the efficacy and safety of lisaftoclax combined with acalabrutinib compared to the efficacy and safety of a immunochemotherapy (or cancer immunotherapy, or CIT) in patients with newly diagnosed CLL/SLL. We are currently enrolling patients for GLORA-2 with a target enrollment of 344 subjects.
In the investigational arm, patients will be dosed with 20 mg to 600 mg of lisaftoclax once daily with acalabrutinib twice a day for eighteen 28-day cycles. In the control arm, the CIT regimen includes fludarabine, cyclophosphamide, rituximab, and chlorambucil once daily for six 28-day cycles. The primary endpoint is PFS, which is defined as the time from randomization to disease progression or death from any cause, as determined by an independent review committee. The key secondary endpoint is investigator-assessed PFS.
We expect to complete enrollment by the end of 2025.
GLORA-3—Registrational Phase 3 trial as frontline treatment for elderly/unfit patients with newly diagnosed AML
In December 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06389292) of lisaftoclax in combination with AZA in elderly/unfit patients with newly diagnosed AML, or GLORA-3, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for lisaftoclax, in this combination regimen, to become a frontline treatment for AML.
Our multi-center, randomized, double-blind, placebo-controlled, registrational Phase 3 trial evaluates the efficacy and safety of lisaftoclax in combination with AZA compared to the efficacy and safety of a placebo in combination with AZA in patients with newly diagnosed AML or elderly patients who are not eligible for standard induction chemotherapy.
In the investigational arm, patients will be dosed daily with lisaftoclax in combination with AZA for the first seven days of a 28-day cycle. In the control arm, patients will be dosed with placebo in combination with AZA for the first seven days of a 28-day cycle.

The primary endpoint is OS, defined as the time from the date of randomization to the date of death of any cause. The secondary endpoints include percentage of participants with ORR and safety evaluation.
We are currently enrolling patients for GLORA-3 with a target enrollment of 486 subjects.
GLORA-4—Registrational Phase 3 trial as frontline treatment for newly diagnosed patients with HR MDS
In May 2024, we received clearance from the CDE to initiate our registrational Phase 3 trial of lisaftoclax in combination with AZA in newly diagnosed patients with HR MDS, or GLORA-4, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for lisaftoclax, in this combination regimen, to become a frontline treatment for HR MDS.
Our multi-center, randomized, double-blind, placebo-controlled, registrational Phase 3 trial, evaluates the efficacy and safety of lisaftoclax in combination with AZA compared to the efficacy and safety of a placebo in combination with AZA in patients with newly diagnosed HR MDS.
In the investigational arm, patients will be dosed with lisaftoclax in combination with AZA. In the control arm, patients will be dosed with placebo in combination with AZA. The primary endpoint is OS.
We plan to initiate the trial by the end of 2024.
OUR OTHER CLINICAL CANDIDATES

(1) The globe icon as used in this table refers to indications where clinical trials are currently taking place in two or more countries. The US flag refers to indications for which we have received clearance from the FDA to conduct one or more clinical trials in the United States.
Alrizomadlin (APG-115)
Alrizomadlin is a novel, orally bioavailable, highly selective, small molecule inhibitor of mouse double minute 2 homolog, MDM2. Alrizomadlin is undergoing multiple clinical trials as a monotherapy or in combination with immunotherapy or chemotherapy in treating solid tumors and hematologic malignancies in sites around the world, including United States, China and Australia. We believe alrizomadlin has potential to treat a number of serious rare and orphan diseases and address unmet medical need in both adult and pediatric indications. Compared with adult tumors, pediatric solid tumors are characterized by low TP53 mutation frequency and high MDM2 amplification frequency. To date, the FDA has granted us six ODDs, including for soft-tissue sarcoma, gastric cancer and neuroblastoma, and two RPDD, including for neuroblastoma and retinoblastoma. In addition, we plan to pursue FTD, ODD and RPDD for our late-stage programs for alrizomadlin in malignant peripheral nerve sheath tumors, or MPNST, and adenoid cystic carcinoma, or ACC, for which we recently reported preliminary Phase 2 results in 2022 and 2023, respectively. We are also developing alrizomadlin for the treatment of other solid tumors and hematological malignancies, including AML, MDS, and T-PLL. Clinical trials evaluating alrizomadlin are currently taking place in Australia, China and the United States.
Malignant peripheral nerve sheath tumor (MPNST)
Malignant peripheral nerve sheath tumor, or MPNST, is an ultra-rare type of sarcoma that is very aggressive and has no available approved therapies. The causes of MPNST are not well understood, but it typically originates in the cells that cover and protect peripheral nerves and then grows quickly to invade other tissues. Chemotherapy and radiation have had limited effect on curbing the cancer, and efforts to develop targeted therapies that have shown success in other cancer, such as inhibitors of EGFR, mTOR and tyrosine kinase have not been successful to date. The current standard of care is aggressive surgical resection and, in some cases, amputation. However, surgery is sometimes not available due to size or location of the tumors and traces of the cancer can remain and result in recurrence. MPNST remains plagued with high rates of recurrence and metastasis. The five-year survival rate is estimated to be 50% with median survival to be six years.
Adenoid cystic carcinoma (ACC)
Adenoid cystic carcinoma, or ACC, is a rare form of malignant and persistent neoplasm that arises within secretory glands. It grows slowly along nerves continuing to recur years after diagnosis and treatment. Approximately four million people globally, and 1,300 in the United States, are diagnosed with ACC each year, with approximately 33 million people currently living with ACC, of which approximately 11,000 are in the United States. ACC is initially asymptomatic so it is often diagnosed late after the tumor is already at an advanced stage and has become metastatic. Currently, there are no NCCN standard treatment guidelines for managing all ACC. ACC patients are typically treated with surgery and radiation. Conventional chemotherapies are also used, but patients frequently develop resistance such therapies and clinical benefit has remained limited. ACC is characterized by frequent recurrences and metastases to sites such as the brain, lungs, liver and bones. Most metastases develop 3 to 10 years after initial diagnosis, but can develop even later in life, so ACC patients require life-long monitoring.
Our Solution: Alrizomadlin
Alrizomadlin is a MDM2 inhibitor that has a stable chemical structure, high cell permeability, high binding affinity and favorable PK profile. The MDM2 protein is an antagonist of the p53 transcription factor, a well-known tumor suppressor. Overexpression and amplification of MDM2 has been associated with various cancers, such as liposarcomas, soft tissue tumors, osteosarcomas, and esophageal carcinomas, and implicated in disease progression, treatment resistance and poor patient outcomes for other immunotherapies, such as PD-1/PD-L1 checkpoint inhibitors. Various approaches to inhibit MDM2 have been attempted for more than three decades, with hundreds of small molecule inhibitors evaluated in preclinical studies and clinical trials, but no MDM2 inhibitors have been approved to date.
Using a structure-based approach, we designed a new class of potent, selective, cell permeable, non-peptidic, small molecule inhibitors of the MDM2, and selected alrizomadlin as our lead MDM2 inhibitor. Alrizomadlin has been generally well tolerated and has demonstrated clinical benefit in a number of indications, including in MPNST and ACC.

Mechanism of Action of Alrizomadlin (APG-115)
Select clinical trial results
1.
Malignant peripheral nerve sheath tumor (MPNST)

Interim results of patients with MPNST from our Phase 1b/2 clinical trial of alrizomadlin were presented at the 2023 ASCO Annual Meeting. This FDA-regulated Phase 1b/2 trial (NCT03611868) evaluates the safety, tolerability, pharmacokinetics, or PK, and antitumor activity of alrizomadlin in combination with pembrolizumab in patients with unresectable or metastatic melanoma or advanced solid tumors under a clinical collaboration with Merck in the United States and Australia and is an extension of a Phase 1 trial (NCT02935907) of alrizomadlin for treatment of patients with advanced solid tumors or lymphomas previously initiated in the United States in October 2016. The protocols for these trials were submitted pursuant to an existing IND previously submitted to the FDA on April 30, 2016.
•
Part 1 is the open label, dose-escalation Phase 1b portion of the study to establish the maximum tolerated dose, or MTD and RP2D. Alrizomadlin was administered orally every other day for two consecutive weeks followed by one week off, and pembrolizumab was administrated with the label dose.

•
Part 2 is a Phase 2 study where the patients are being treated with alrizomadlin at 150 mg every other day, or the RP2D, in combination with intravenously administered pembrolizumab until disease progression, unacceptable toxicity, or another discontinuation criterion is met, whichever is earliest. Part 2 of the study consists of 6 cohorts, including MPNST that failed prior standard-of-care therapies.

Of the 24 MPNST patients enrolled and treated as of the December 12, 2022, the data cutoff date, 17 were then evaluable for efficacy and the reported clinical benefit increased to 53%. The median (range) treatment duration was 10 (4-20) cycles. Treatment-related adverse events (whether caused by either alrizomadlin or pembrolizumab) of any grade (>10%) were reported in 18 patients. 12.5% of patients reported treatment-related serious adverse events, including colitis, abdominal pain, diarrhea, and pericardial effusion. Given the preliminary results, we plan to pursue FTD, ODD and RPDD for the combination therapy in MPNST and plan to discuss with the FDA and seek clearance for a proposed registrational trial.

2.
Adenoid cystic carcinoma (ACC)

Preliminary results of patients with ACC from the Phase 1b/2 clinical trial of alrizomadlin were presented by researchers at our collaborator University of Michigan Rogel Cancer Center at the 2024 Multidisciplinary Head and Neck Cancers Symposium. This multi-center, open-label, investigator-initiated, or IIT, Phase 1b/2 clinical trial (NCT03781986) of alrizomadlin as a monotherapy or in combination with chemotherapy in patients with p53 wild-type malignant salivary gland cancer. The IND for this trial was submitted on November 19, 2018. The combination arm was terminated early and since June 2021, the trial has continued as a single arm, as a monotherapy. In the first stage, 14 patients were enrolled and received alrizomadlin at 150 mg every other day for two consecutive weeks followed by one week off. If there were two or more responses, investigators moved on to the second stage of the trial, which included an additional 20 patients. The primary endpoint was MTD with key secondary endpoints being PFS, ORR, disease control rate, or DCR, and RR by tumor histology.
As of the September 29, 2023 data cutoff date, 25 of the 27 patients with ACC were evaluable for efficacy, of which 16% achieved PR and 80% showed stable disease. mPFS of the ACC patients was 10.5 months compared to 6 months for the seven non-ACC patients and the average of 2.8 months for ACC patients with untreated disease. Alrizomadlin was well tolerated with frequent adverse events including nausea and vomiting, fatigue, reductions in blood (e.g., platelet, neutrophil) counts, and dysgeusia (taste disturbance), most of which were mild or moderate (grade 1/2). Two patients experienced serious adverse events (headache and sepsis), and four (15%) discontinued because of treatment-related toxicities. Given the preliminary results, we plan to pursue FTD, ODD and RPDD for alrizomadlin as a monotherapy in ACC and seek clearance for a proposed registrational trial in         .
Other programs
We believe alrizomadlin has the potential to treat a number of other solid tumors and hematological malignancies. In addition to the above-described trials, we are currently conducting the following FDA-regulated clinical trials of alrizomadlin:
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A Phase 2a trial (NCT04496349) as a monotherapy or in combination with lisaftoclax in subjects with relapsed/refractory T-cell Prolymphocytic Leukemia (r/r T-PLL) and NHL, approved under an IND initially submitted on June 1, 2020; and

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A Phase 1b/2 trial (NCT04358393) as a monotherapy or in combination with 5-AZA in patients with relapsed/refractory acute myeloid leukemia, or r/r AML, chronic myelomonocytic leukemia, or CMML, or high risk myelodyplastic syndrome, or MDS, approved under an IND initially submitted to the FDA on February 25, 2020.

We are also currently conducting several NMPA-regulated clinical trials of alrizomadlin in China:
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A Phase 1 trial (NCT05701306) as a monotherapy or in combination with lisaftoclax in the treatment of recurrent or refractory pediatric neuroblastoma or solid tumors;

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A Phase 1b/2 trial (NCT04785196) in combination with toripalimab in patients with advanced liposarcoma, or LPS, or other advanced solid tumors; and

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A Phase 1b trial (NCT04275518) as a monotherapy or in combination with AZA or cytarabine in patients with r/r AML and relapsed/progressed high-/very high-risk MDS.

Results from recent preclinical studies have also suggested that alrizomadlin may promote antitumor activity of mitogen-activated protein kinase inhibitors in uveal melanoma and in combination with our product candidate APG-5918 may be a potential treatment for prostate cancer.
Pelcitoclax (APG-1252)
Non-small cell lung cancer, or NSCLC, represents 80-85% of all lung cancers. A persistent cough is the most common symptom, making early detection of lung cancer difficult. The majority of lung cancer patients present with either stage 3 locally advanced or stage 3 metastatic disease. The current standard of care is chemotherapy or checkpoint inhibitors, but some patients who have specific mutations associated with NSCLC, such as a EGFR or ALK, have been responsive to targeted therapies targeting those mutations. For example, TKIs targeting EGFR mutants, or EGFR-TKIs, have been approved as frontline therapy for stage 3 or 4 NSCLC after chemotherapy. However, some patients have disease that remain resistant even to first-, second- and third-generation TKIs.
Our product candidate pelcitoclax is a novel, highly potent, small molecule drug designed to restore apoptosis through dual inhibition of the Bcl-2 and Bcl-xL proteins. To date, the FDA has granted one ODD to pelcitoclax for the treatment of SCLC. As of December 31, 2023, at least 203 patients have been treated with pelcitoclax as a monotherapy or in combination with other antitumor agents across clinical trials conducted in the United States, Australia and China. We are currently evaluating pelcitoclax in two Phase 1b trials and one Phase 1b/2 trial in patients with NSCLC, neuroendocrine tumors and NHL. Clinical trials evaluating pelcitoclax are currently taking place in Australia, China and the United States.
In July 2021, we entered into a cooperative research and development agreement, or CRADA, with the National Cancer Institute, or NCI, of the National Institutes of Health, or NIH. Pursuant to the CRADA, the Division of Cancer Treatment and Diagnosis, or DTCD, agreed to sponsor Phase 1, 2 or 3 clinical trials to evaluate pelcitoclax, alone or in combination with other compounds, for the treatment of cancer with our support and funding. We expect to collaborate on a series of clinical trials to evaluate the safety and efficacy of pelcitoclax in solid tumors. The NCI may also conduct non-clinical correlative studies that focus on exploring the biologic activity of pelcitoclax, as well as combination studies of the compound with other targeted agents. As data from the NCI-sponsored studies and our other trials emerge, we and the NCI will discuss additional studies to support the development of pelcitoclax.
Select Clinical Trial Results
Preliminary study results from our Phase 1b trial were presented at the 2023 Congress for the European Society for Medical Oncology, or ESMO. This multi-center, open-label Phase 1b trial (NCT04001777) evaluates the safety and efficacy of pelcitoclax in combination with osimertinib in China for treatment of patients with NSCLC that is resistant to EGFR-TKIs. This trial consists of a 3+3 dose escalation and expansion to evaluate the adverse events and best dose of pelcitoclax in combination with a fixed dose of osimbertinib, a third-generation EGFR-TKI.
As of April 21, 2023, the data cutoff date, 64 patients were enrolled and treated, of whom eight had disease that was resistant to first-generation EGFR-TKIs; 29 had disease that was resistant to osimbertinib; and 27 had not previously been treated with EGFR-TKIs, or TKI-naïve.

21 (80.8%) of the 26 evaluable patients who were TKI-naïve achieved PR, but looking at the 16 patients who had TP53 and EGFR-positive mutations, 14 (87.5%) achieved PRs and had a mPFS of 16.39 months. Among patients resistant to third-generation TKIs, those with high Bcl-xL expression (H-score greater than 100) exhibited stronger response rates, including longer PFS, than those with low Bcl-xL expression.
Overall, pelcitoclax in combination with osimertinib exhibited a tolerable safety profile. 59 (92.2%) of the 64 patients experienced TRAEs, but only 13 (20.3%) of the 64 patients experienced grade 3 or higher TRAEs. Common TRAEs included increased aspartate aminotransferase (68.8%) and alanine aminotransferase (64.1%), reduced platelet counts (43.8%), increased serum amylase (29.7%), increased blood creatinine (28.1%), anemia (23.4%), increased lipase (23.4%) and decrease leukocyte count (23.4%). The recommended Phase 2 dose of pelcitoclax was established at 160 mg weekly plus osimertinib 80 mg daily.
The foregoing results in this section “Select Clinical Trial Results” include data from trials conducted outside of the United States. To the extent the trials were conducted outside of the United States, the FDA may not accept such data and additional trials may be required, resulting in additional cost and time.
APG-5918
APG-5918 is a potent, orally bioavailable, and highly selective EED inhibitor. EED is a subunit of PRC2, which plays a role in regulating transcription of genes. It is believed that some mutations can activate PRC2 and result in silencing of key genes such as tumor suppressors and thereby allow the cancer to replicate more quickly. APG-5918 is believed to act upon EED and inhibit the PRC2’s methyltransferase activity. We believe APG-5918 has demonstrated potential for treating patients with anemia, including beta-thalassemia and CKD-induced anemia.

Preliminary study results from our preclinical models of anemia were presented at the 2023 ASH Annual Meeting demonstrating APG-5918 has potential to improve CKD-induced hemoglobin, or Hb, insufficiency. This study investigates the effects of APG-5918 on Hb and fetal Hb, or HbF, in vitro in human CD34+ hematopoietic stem cells, or HSCs, from human cord blood and a CKD-induced anemia rodent model.
In the HSCs, the mRNA levels associated with Hb increased in a dose-dependent manner with treatment of APG-5918. Hb and HbF proteins were also dose-dependently upregulated. In the renal anemic rats, APG-5918 was administered orally and both body weight and hematologic parameters, such as levels of red blood cells and Hb, improved significantly in a dose-dependent manner compared to the control. Based on these results, we are currently evaluating APG-5918 in an NMPA-regulated, randomized, double-blind, placebo-controlled, Phase 1 single and multi- dose-escalation trial (NCT05773586) in anemic subjects.
We also initiated an FDA-regulated multi-center, open-label, Phase 1 trial (NCT05415098) of APG-5918 to evaluate the safety, pharmacokinetics and efficacy of APG-5918 in advanced solid tumors or lymphomas, including non-Hodgkin’s lymphoma, that have progressed or are intolerant after treatment with approved therapies or for which there are no standard therapies available. The IND for this trial was submitted to the FDA on May 26, 2022. This clinical trial is currently taking place in China and the United States.
We expect APG-5918 to achieve clinical proof of concept for the treatment of patients with solid tumor and T-cell lymphoma in the next 12-18 months.
DISCOVERY PIPELINE: PROTEIN DEGRADERS
Our deep understanding of heterobifunctional molecules and ligase biology has allowed us to develop protein degraders targeting traditionally undruggable proteins of interest implicated in key oncologic pathways. We believe we have the ability to develop differentiated degraders with improved PK/PD profiles that exhibit less off-target effects than other degraders in clinical development. Through our degrader platform, we also believe we can develop cancer therapeutics targeted at resistance mechanisms that have traditionally plagued small molecule inhibitors.
We have identified and nominated our first targeted protein degrader, or TPD, candidate for pre-clinical development. This orally bioavailable degrader is targeting the p53-MDM2 pathway. In the last twenty years, many highly potent and orally active MDM2 inhibitors have been developed as a way to activate the p53 tumor suppressor gene, and several are currently in clinical development, including alrizomadlin. However, inhibition of p53 have often resulted in upregulation of MDM2, which has then limited the efficacy of these MDM2 inhibitors, so we believe that a degrader approach could be pursued as the next-generation strategy.
We have also identified and tested in pre-clinical studies several compounds that have rapidly reduced the levels of the Bcl-xL protein in human cancer cell lines and thereby inhibiting cancer cell growth in human cancer cell lines that are dependent on Bcl-xL. Based on our initial pre-clinical studies, we believe we are developing a Bcl-xL protein degrader that has the potential to exhibit strong activity with low levels of platelet toxicity. We expect to select and nominate our first Bcl-xL degrader as a candidate for pre-clinical development by the end of the year.
COMPETITION
The biotechnology and pharmaceutical industries, and the oncology drug sector specifically, are characterized by rapid change in current standard of care, evolving understanding of disease etiology, fierce competition and strong defense of intellectual property. While we believe that our platform and our knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.
If any of our product candidates are approved for the indications for which we conduct clinical trials, they will compete with currently marketed drugs, as well as any drugs potentially in development. It is also possible that we will face competition from other pharmaceutical approaches as well as other types of therapies. The key competitive factors affecting the success of all our programs, if approved, are likely to be their efficacy, safety, convenience, price, level of generic competition, and availability of reimbursement.
With respect to products and product candidates targeting the BCR-ABL1 pathway, we are aware of companies that currently have products or are developing product candidates that can be competitive, including Novartis and Takeda, which are currently marketing asciminib and ponatinib, respectively.
With respect to product candidates targeting the Bcl-2 pathway, we are aware of companies that currently have products or are developing product candidates that can be competitive, including AbbVie, which is currently marketing venetoclax.
With respect to product candidates targeting the MDM2-p53 pathway, we are aware of companies that are currently developing product candidates that can be competitive, including Astex, Boehringer Ingelheim, and Kartos.
With respect to product candidates targeting the EED pathway, we are aware of companies that are currently developing product candidates that can be competitive, including Fulcrum and Oric.
Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical studies, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing our product candidates.
LICENSE, COLLABORATION AND OTHER AGREEMENTS
We enter into collaborations with biotechnology, pharmaceutical companies and research institutes to advance the development and commercialization of our product candidates and to supplement our internal pipeline. We seek collaborations that will allow us to retain significant future participation in product sales through either profit- sharing or royalties paid on net sales. Below is an overview of some of our collaborations that have had a significant impact or that we expect may in the near term have a significant impact on our financial results. This is not a complete list, and we have several other collaborations or other agreements with third parties that could affect our results and financial condition.
Agreements with the University of Michigan
License Agreement with the University of Michigan
In December 2010, and as amended May 2013, February 2016, May 2017, June 2017, December 2018, January 2019 and November 2020, we entered into a license agreement with the Regents of the University of Michigan, or the University of Michigan and the Michigan Agreement, respectively. Under the Michigan Agreement, the University of Michigan granted to us an exclusive, sublicensable (subject to certain restrictions) license under certain patent rights relating to Bcl-2 and/or Bcl-xL, IAP inhibitors and MDM2-p53 inhibitors, or the Patent Rights, to make, have made, import, use, market, offer for sale and sell products covered by the Patents Rights or manufactured using, or employed to practice, a Licensed Process, as defined further below, or the Licensed Products, and to practice processes or methods covered by the Patent Rights or using a Licensed Product, or the Licensed Processes, in the field of therapeutics worldwide.

We must (i) use commercially reasonable efforts to bring a full scope of Licensed Products to market or one or more Licensed Processes to commercial use through a program for exploiting the Patent Rights (including using commercially reasonable efforts to advance the clinical program to reach certain commercial, research and developmental milestones before certain dates), (ii) continue diligent marketing efforts throughout the life of the Michigan Agreement and (iii) do all that is necessary to obtain and retain any government approvals to manufacture and/or sell Licensed Products and/or use Licensed Processes for all of our relevant activities.
In connection with the entry into the Michigan Agreement, we paid the University of Michigan an upfront fee of US$15 thousand, agreed to sponsor a research program for a certain period of time for no less than US$600 thousand, and agreed to reimburse current and future patent expenses incurred by the University of Michigan. We have agreed to pay the University of Michigan a percentage of net sales of Licensed Products and uses or licenses of Licensed Processes as a royalty. This royalty ranges from the low to mid-single digits and is subject to certain reductions. In addition, we agreed to pay the University of Michigan a percentage of the revenue we receive from sublicensing Patent Rights (as defined therein) under the Michigan Agreement. We are required to pay the University of Michigan minimum annual royalties, which are creditable against the royalties owed for net sales of Licensed Products and uses or licenses of Licensed Processes and sublicense revenue. These minimum annual royalties vary by certain periods of time and range from amounts of US$50 thousand up to US$250 thousand. Our royalty obligations will expire on the date of the last to expire of the Patent Rights or until the Michigan Agreement is terminated. Upon the achievement of certain regulatory and commercial milestones, we are obligated to make milestone payments of up to US$1.36 million in the aggregate.
The University of Michigan retains the right to control all filing, prosecution and maintenance of the Patent Rights, as well as interfences and disputes (including litigation) regarding inventorship, but we agree to reimburse these costs. We have the first option to enforce or defend the Patent Rights worldwide for therapeutics but must notify the University of Michigan before filing any suit and adhere to the procedures set forth in the Michigan Agreement. The Michigan Agreement will continue until the last to expire of the Patent Rights, unless terminated sooner in accordance with such agreement. The Michigan Agreement will terminate if we cease to carry on our business or if we fail to make payments to the University of Michigan, in each case upon written notice by the University of Michigan. The University of Michigan has the right to terminate the Michigan Agreement upon any material breach or default by us upon written notice. We have the right to terminate the Michigan Agreement upon written notice if we complete certain procedures described in the Michigan Agreement, including suspending the manufacture, use and sale of the Licensed Products and Licensed Processes. After the licenses granted under the Michigan Agreement terminate, if we have filed patent applications or obtained patents relating to any modification or improvement to the Licensed Products or the Licensed Processes within the scope of the Patent Rights, we agree upon request to enter into good faith negotiations with the University of Michigan for the purpose of granting licensing rights to such modifications or improvements in a timely fashion and under commercially reasonable terms.
BCL-2 License Agreements
In December 2016, and as amended December 2016, we assumed from a third party, and entered into, a series of related agreements with the University of Michigan and/or Georgetown University, or collectively, the BCL-2 License Agreements. Among other agreements, we assumed, and entered into a certain (1) license agreement with the University of Michigan and Georgetown University, dated September 2003, and as amended June 2006, September 2006, November 2007, May 2010, July 2012 and August 2018, or the Michigan-Georgetown Agreement, and (2) amended and restated license agreement with the University of Michigan, dated August 2011, initially amended and restated June 2010, and as amended April 2012, November 2016 and August 2018, or the Michigan-Gossypol Agreement.
Under the Michigan-Georgetown Agreement, the University of Michigan and Georgetown University granted to us an exclusive, sublicensable (subject to certain restrictions) license under certain patent rights relating to Bcl-2 and/or Bcl-xL, or the Michigan/Georgetown Patent Rights) to make, have made, import, export, use, have used, market, offer for sale and sell products covered by the Michigan/Georgetown Patent Rights or manufactured using, or employed to practice, a Licensed Process, defined further below, or Michigan/Georgetown Licensed Products, and to practice processes or methods covered by the Michigan/Georgetown Patent Rights, or the Michigan/Georgetown Licensed Processes, in the field of therapeutics for human use (and with respect to the Michigan/Georgetown Licensed Products, also as a prognostic or diagnostic reagent, or the use in the development of the same solely for use in clinical trials sponsored by us to develop human therapeutics and not for sale to third parties), or the Michigan/Georgetown Field of Use, worldwide. Upon our written request, the University of Michigan will enter into good faith negotiations with us to expand the Michigan/Georgetown Field of Use to include veterinary uses and/or prognostic or diagnostic products (including reagents) for commercial purposes, and our right to request such negotiation will terminate with respect to prognostic and/or diagnostic products three years after notice is provided by either party to the other of an invention relating to such expanded use.
Under the Michigan-Gossypol Agreement, the University of Michigan granted to us an exclusive, sublicensable (subject to certain restrictions) license under certain patent rights relating to Gossypol co-crystals, or the Gossypol Patent Rights, to make, have made, import, export, use, have used, market, offer for sale and sell products covered by the Gossypol Patent Rights or manufactured, used, imported, offered for sale or sold using, or employed to practice, a Gossypol Licensed Process, as defined further below, or the Gossypol Licensed Products, and to practice processes or methods covered in whole or in part by the Gossypol Patent Rights, or the Gossypol Licensed Processes, for the treatment, palliation, prevention and diagnosis of all human and/or animal diseases, including the measurement, indication and/or prediction of the pharmacologic response to any of the foregoing, or the Gossypol Field of Use, worldwide. If the University of Michigan receives notice from a third party that such third party would like to negotiate for a license to any patent or patent application under the Gossypol Patent Rights for animal uses, or a Veterinary Use Sublicense, the University of Michigan will promptly notify us (date of such notification, the Notice Date) and request we enter into good faith negotiations with such third party for a Veterinary Use Sublicense. If the Gossypol Licensed Product identified as the subject of the Veterinary Use Sublicense, or the Sublicense Product, either would be directly competitive with any Gossypol Licensed Product (i) then sold or under actual development by us or (ii) scheduled to begin development or sublicensing by us within 24 months of the Notice Date, then we may decline the request for such sublicense and must notify the University of Michigan of our decision. Upon certain other prescribed conditions in such agreement, the University of Michigan may negotiate with the third party on our behalf to grant a Veterinary Use Sublicense.
Under the Michigan-Georgetown Agreement, we must (i) use commercially reasonable efforts to obtain and retain any governmental approvals to manufacture and/or sell the Michigan/Georgetown Licensed Products and/or use Michigan/Georgetown Licensed Processes for all of our relevant activities, (ii) use commercially reasonable efforts to bring one or more Michigan/Georgetown Licensed Products to market or one or more Michigan/Georgetown Licensed Processes to commercial use through a program for exploiting the Michigan/Georgetown Patent Rights (including using commercially reasonable efforts to advance the clinical program to reach certain commercial, research and developmental milestones before certain dates), (iii) continue diligent marketing efforts for one or more Michigan/Georgetown Licensed Products or Michigan/Georgetown Licensed Processes throughout the life of the Michigan-Georgetown Agreement. Michigan/Georgetown Licensed Products used, leased or sold in the United States must be manufactured substantially in the United States unless a waiver is granted.
Under the Michigan-Gossypol Agreement, we must (i) use commercially reasonable efforts to obtain and retain any governmental approvals to manufacture and/or sell the Gossypol Licensed Products and/or use Gossypol Licensed Processes for all of our relevant activities, (ii) use commercially reasonable efforts to bring one or more Gossypol Licensed Products to market or one or more Gossypol Licensed Processes to commercial use through a program for exploiting the Gossypol Patent Rights (including using commercially reasonable efforts to advance the clinical program to reach certain commercial, research and developmental milestones before certain dates), (iii) continue diligent marketing efforts for one or more Gossypol Licensed Products or Gossypol Licensed Processes throughout the life of the Michigan-Gossypol Agreement. Gossypol Licensed Products used, leased or sold in the United States must be manufactured substantially in the United States unless a waiver is granted.
Under the Michigan-Georgetown Agreement, we agreed to pay the University of Michigan a percentage of net sales of Michigan/Georgetown Licensed Products and uses of Michigan/Georgetown Licensed Processes as a royalty.

This royalty ranges from the low to mid- single digits and is subject to certain deductions. In addition, we agreed to pay the University of Michigan a percentage of the revenue we receive from sublicensing Michigan/Georgetown Patent Rights under the Michigan-Georgetown Agreement. We are required to pay the University of Michigan minimum annual royalties of US$10,000, which are creditable against the royalties owed for net sales of Michigan/Georgetown Licensed Products and uses of Michigan/Georgetown Licensed Processes. Our royalty obligations will expire on the date of the last to expire of the Michigan/Georgetown Patent Rights or until the Michigan-Georgetown Agreement is terminated. Upon the achievement of certain regulatory and commercial milestones, on a new chemical entity-by-new chemical entity basis for a certain therapeutic area, and for each new chemical entity in addition to that certain therapeutic area, we are obligated to make milestone payments of up to US$1.15 million in the aggregate.
Under the Michigan-Gossypol Agreement, we agreed to pay the University of Michigan a percentage of net sales of Gossypol Licensed Products and uses of Gossypol Licensed Processes as a royalty. This royalty ranges from the low to mid-single digit and is subject to certain deductions. In addition, we agreed to pay the University of Michigan a percentage of the revenue we receive from sublicensing our Gossypol Patent Rights under the Michigan-Gossypol Agreement. We are required to pay the University of Michigan annual royalties of US$2,500, which are creditable against the royalties owed for net sales of Gossypol Licensed Products and uses of Gossypol Licensed Processes. Our royalty obligations will expire on the date of the last to expire of the Gossypol Patent Rights or until the Michigan-Gossypol Agreement is terminated. Upon the achievement of certain regulatory and commercial milestones, on a new chemical entity-by-new chemical entity basis for a certain therapeutic area, and for each new chemical entity in addition to that certain therapeutic area, we are obligated to make milestone payments of up to US$1.15 million in the aggregate.
Under the Michigan-Georgetown Agreement, the University of Michigan will retain the right to control all aspects of filing, prosecution and maintenance of the Michigan/Georgetown Patent Rights, but we agree to reimburse these costs (including for interference proceedings) and have a right to step in if the University of Michigan declines to perform such activities. We have the first option to enforce or defend the Michigan/Georgetown Patent Rights worldwide for the Michigan/Georgetown Field of Use but must notify the University of Michigan before filing any suit and adhere to the procedures set forth in the Michigan-Georgetown Agreement.
Under the Michigan-Gossypol Agreement, the parties agree to cooperate full to obtain, protect and defend patents arising out of the Gossypol Patent Rights, with the University of Michigan having the final say on any disputes (but we have a right to step in if the University of Michigan declines to perform these activities), and we agree to reimburse the costs related to the filing, prosecution, interference proceedings, and maintenance of the Gossypol Patent Rights. We have the first option to enforce or defend the Gossypol Patent Rights worldwide for the Gossypol Field of Use but must notify the University of Michigan before filing any suit and adhere to the procedures set forth in the Michigan-Gossypol Agreement.
The Michigan-Georgetown Agreement will continue until the last to expire of the Michigan/Georgetown Patent Rights, unless terminated sooner in accordance with such agreement. The Michigan-Georgetown Agreement will terminate if we cease to carry on our business or if we fail to make payments due to the University of Michigan, in each case upon written notice by the University of Michigan. Upon material breach, the University of Michigan has the right to terminate the rights granted with respect to the Michigan/Georgetown Licensed Product or Michigan/Georgetown Licensed Process at issue upon written notice. We have the right to terminate the Michigan-Georgetown Agreement upon written notice if we complete certain procedures described in the Michigan-Georgetown Agreement, including suspending our use of the Michigan/Georgetown Licensed Products and Michigan/Georgetown Licensed Processes. If the Michigan-Georgetown Agreement is terminated for reasons other than due to expiration of the term, if we have filed patent applications or obtained patents relating to any modification or improvement to the Michigan/Georgetown Licensed Products or the Michigan/Georgetown Licensed Processes within the scope of the Michigan/Georgetown Patent Rights, we agree upon request to consider entering into good faith negotiations with the University of Michigan or its future licensees for the purpose of granting licensing rights to such modifications or improvements in a timely fashion and under commercially reasonable terms.

The Michigan-Gossypol Agreement will continue until the last to expire of the Gossypol Patent Rights, unless terminated sooner in accordance with such agreement. The Michigan-Gossypol Agreement will terminate if we cease to carry on our business or if we fail to make certain payments or reports due to the University of Michigan, in each case upon written notice by the University of Michigan. Upon material breach, the University of Michigan has the right to terminate the rights granted with respect to the Gossypol Licensed Product or Gossypol Licensed Process at issue upon written notice. We have the right to terminate the Michigan-Gossypol Agreement upon written notice if we complete certain procedures described in the Michigan-Gossypol Agreement, including suspending our use of the Gossypol Licensed Products and Gossypol Licensed Processes. If the Michigan-Gossypol Agreement is terminated for reasons other than due to expiration of the term, if we have filed patent applications or obtained patents relating to any modification or improvement to the Gossypol Licensed Products or the Gossypol Licensed Processes within the scope of the Gossypol Patent Rights, we agree upon request to consider entering into good faith negotiations with the University of Michigan or its future licensees for the purpose of granting licensing rights to such modifications or improvements in a timely fashion and under commercially reasonable terms.
Strategic partnership with Innovent
In July 2021, we entered into a strategic partnership with Innovent pursuant to the HQP1351 Collaboration and License Agreement among Ascentage Pharma Group Corp Limited, Innovent and Guangzhou Healthquest Pharma Corp. Limited. Under the HQP1351 Collaboration and License Agreement, we granted Innovent development and commercialization rights for olverembatinib and any finished form product comprising olverembatinib, or the Licensed Products. Pursuant to the HQP1351 Collaboration and License Agreement, Innovent paid us an upfront payment of US$30 million, and upon achievement of certain regulatory and commercial milestones Innovent is obligated to make milestone payments of up to an additional US$115 million in the aggregate. We and Innovent have also agreed to use commercially reasonable efforts to carry out development and commercialization of the Licensed Products in the Field and for the Territory (as defined below).
We granted an exclusive (except as to us) license to Innovent to develop the Licensed Products and olverembatinib for the treatment, palliation, diagnosis or prevention of human and veterinary oncology diseases, or the Field, in the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan (each a Region, or collectively, the Territory). We also granted an exclusive (except as to us) license to Innovent to commercialize the Licensed Products in Innovent’s Covered Cities (as defined below).
We and Innovent agreed to use commercially reasonable efforts to commercialize any Licensed Products for olverembatinib in the Territory after regulatory approval has been obtained. From the total potential market within the Territory, we and Innovent established the essential target market (the Essential Target Market). We are allocated 40% of the Essential Target Market, and Innovent is allocated 60%. From the Essential Target Market, we and Innovent each selected cities that we, respectively, will have the exclusive right to commercialize the Licensed Products in, or, in each case of our company and Innovent, or the Covered Cities. For the five-year period after the first commercial sale of the first Licensed Product, we and Innovent, and respective affiliates, are prohibited from commercializing a certain Competing Product (as defined therein) in the Territory.
We retained the exclusive right, and are obligated, to supply to Innovent the Licensed Products for use or sale in Innovent’s Covered Cities and must use commercially reasonable efforts to fulfill this obligation.
The HQP1351 Collaboration and License Agreement will expire on a Licensed Product-by-Licensed Product and Region-by-Region basis between us and Innovent with respect to such Licensed Product in such country. The HQP1351 Collaboration and License Agreement may be terminated by either party in the event of an uncured material breach by the other party or in the event the other party becomes subject to specified bankruptcy, insolvency or similar circumstances. In addition, on a Region-by-Region basis, the HQP1351 Collaboration and License Agreement may be terminated by Innovent or by us in the event a Licensed Product or another product containing the Licensed Molecule is withdrawn from the market by a regulatory authority in such Region, for such Region. Innovent may terminate the HQP1351 Collaboration and License Agreement at will upon specified written notice; provided, that in the event we are not able to commercialize the Licensed Products in Innovent’s

Covered Cities by a specified date, we have certain rights and obligations. In the event Innovent terminates the HQP1351 Collaboration and License Agreement for our uncured material breach or our specified bankruptcy, insolvency or similar circumstances, the commercialization license we granted to Innovent will become fully-paid, irrevocable and royalty-free.
Takeda exclusive option agreement
In June 2024, we entered into an exclusive option agreement with Takeda Pharmaceuticals International AG, or Takeda, and our affiliates, Guangzhou Healthquest Pharma Co., Ltd., and Ascentage Pharma (Suzhou) Co., Ltd., the Takeda Exclusive Option Agreement, where we granted to Takeda an exclusive option to enter into an exclusive license agreement, under which Takeda would have the exclusive right (even as to us and our affiliates) to research, develop, import, export, make, have made, manufacture, have manufactured, use, commercialize, and otherwise exploit olverembatinib, or the Compound, and any product comprising olverembatinib, or the Product. The rights to be granted under the exclusive license agreement would be for any therapeutic, prophylactic, preventative or diagnostic use in or for animals and humans, or the Field, and would be granted worldwide, excluding the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region, Taiwan and the Russian Federation, or the Territory.
In connection with the Takeda Exclusive Option Agreement, we were paid by Takeda US$100.0 million from Takeda related to intellectual property income and option payment. In aggregate, under the Takeda Exclusive Option Agreement and the expected terms of the exclusive license agreement, we are eligible to be paid a one-time option exercise fee and certain development, commercial and sales milestones totaling up to approximately US$1.2 billion and royalties in a range equal to 12-19% of net sales.
During the term of the Takeda Exclusive Option Agreement, we retain full control and decision-making authority, at our expense, over the development activities and strategy related to any Compound or Product worldwide, including the Territory, subject to certain obligations. Though we retain the sole right and responsibility, at our expense, to manufacture or have manufactured the Compound and the Product for the Field anywhere in the world, we also agreed to transition the technology to manufacture the Compound and Product to a third party contract manufacturing organization, following which we will be eligible to receive a development milestone in the low double-digit millions.
Under the Takeda Exclusive Option Agreement, we agreed to use commercially reasonable efforts to develop and seek regulatory approval for a Compound and Product for a certain indication in the Territory. For the term of the Takeda Exclusive Option Agreement, we and our affiliates are prohibited from developing, manufacturing, commercializing or otherwise exploiting any Competing Product (as defined in the Takeda Exclusive Option Agreement), and we are obligated in certain situations to take certain actions related to our obligation to not develop, manufacture, commercialize or otherwise exploit any Competing Products.
The Takeda Exclusive Option Agreement will expire upon the earliest of: (x) the end of the option initiation period if no option initiation notice was timely provided; (y) the end of the option exercise period if no option exercise notice was timely provided; or (z) the effective date of the Takeda Exclusive License Agreement. If at the end of the option initiation period or option exercise period, Takeda has not timely provided an option initiation notice or option exercise notice, as applicable, due to government investigations under any antitrust or foreign direct investment laws, then the Takeda Exclusive Option Agreement will not automatically terminate, and Takeda will have the right to issue an option exercise notice at the closing of such investigations.
The Takeda Exclusive Option Agreement also may be terminated by Takeda or us in the event the other party becomes subject to specified bankruptcy, insolvency or similar circumstances. In addition, the Takeda Exclusive Option Agreement may be terminated by Takeda or us in the event of an uncured material breach by the other party. In the event Takeda has the right to terminate the Takeda Exclusive Option Agreement for our uncured material breach or fraud, then Takeda may, in lieu of termination, have other rights. Takeda may terminate the Takeda Exclusive Option Agreement at any time in its sole discretion upon providing 30 days’ prior written notice.

INTELLECTUAL PROPERTY
Intellectual property rights are fundamental to our business. Through our robust research and development, or R&D, platform and research collaborations, we have strategically developed a global intellectual property portfolio, which includes exclusive licenses to issued patents and patent applications worldwide with respect to olverembatinib, lisaftoclax and our other drug candidates. For olverembatinib, Healthquest Pharma, our wholly owned subsidiary, acquired certain relevant patents from GIBH. Our comprehensive and growing intellectual property portfolio positions us to capture market potential globally.
The proprietary nature of, and protection for, our drug candidates and their methods of use are an important part of our strategy to develop and commercialize novel medicines. We have obtained or licensed patents relating to certain of our drug candidates and are pursuing additional patent protection for them and for our other drug candidates and technologies. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information on these and other risks related to intellectual property, see “Risk factors—Risks related to our intellectual property.” Additionally, we have registered and unregistered trademarks, including amongst others, our company name, as well as domain names incorporating some or all of these trademarks.
Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important products, technologies, inventions and know-how related to our business and our ability to defend and enforce our patents and other intellectual property, preserve the confidentiality of our trade secrets and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain the proprietary position of our development programs.
As of June 30, 2024, patent rights held by us relating to our drug candidates include the following:
With respect to olverembatinib, our material patents consist of one issued U.S. patent, one pending non-provisional U.S. patent application, four issued PRC patents, one pending PRC patent application, and other international patents and patent applications directed to compositions of matter and processes of manufacturing, as well as one issued U.S. patent, one pending non-provisional U.S. patent application, two PRC issued patents, one PRC patent application, and other international patents and patent applications directed to methods of treatment, as well as one pending non-provisional U.S. patent application, and other international patents and patent applications directed to pharmaceutical formulations, as well as one pending non-provisional U.S. patent application, one pending PRC patent application, and other international patents and patent applications directed to polymorphs of olverembatinib. These patents and patent applications, if issued, are expected to expire between at least 2030 and 2041, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to olverembatinib:
Olverembatinib
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the US)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Owned	1	June 3, 2031
Methods of Treatment	Owned	2	June 3, 2031

Olverembatinib
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the US)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Process	Owned	1	February 26, 2040
Formulation	Owned	1	December 9, 2039
Polymorph	Owned	1	July 1, 2041
With respect to lisaftoclax, our material patents consist of two pending non-provisional U.S. patent applications, one pending PRC patent application, and another international patent and patent application directed to methods of treatment or processes of manufacturing, as well as one pending non-provisional U.S. patent application, one issued PRC patent, and other international patents and patent applications directed to polymorphs of lisaftoclax. We also have an exclusive license that covers three issued U.S. patents, two PRC issued patents, and other international patents and patent applications, directed to compositions of matter and methods of treatment. These patents and patent applications, if issued, are expected to expire between at least 2037 and 2041, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to lisaftoclax:
Lisaftoclax
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the US)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	3	August 4, 2037
Method of Treatment	Owned	1	December 3, 2040
Process	Owned	1	July 1, 2041
Polymorph	Owned	1	March 5, 2041
With respect to alrizomadlin, our material patents consist of one issued U.S. patent, one issued PRC patent, as well as another international patent and other patent applications directed to processes of manufacturing. We also have an exclusive license that covers one issued U.S. patent, one issued PRC patent, one pending PRC patent application, as well as other international patents and patent applications directed to compositions of matter. These patents and patent applications, if issued, are expected to expire between at least 2036 and 2040, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to alrizomadlin:
Alrizomadlin
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the US)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	1	April 16, 2035

Alrizomadlin
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the US)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Process	Owned	1	July 10, 2040
With respect to pelcitoclax, our material patents consist of two issued U.S. patents, one issued PRC patent, as well as other international patents directed to methods of treatment or processes of manufacturing. We also have an exclusive license that covers one issued U.S. patent, one issued PRC patent, as well as other international patents and patent applications directed to compositions of matter. These patents, and patent applications, if issued, are expected to expire between at least 2034 and 2040, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to pelcitoclax:
Pelcitoclax
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the US)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	2	January 15, 2034
Method of Treatment	Owned	1	July 31, 2039
Process	Owned	1	January 3, 2040
With respect to APG-5918, our material patents consist of one pending non-provisional U.S. patent application, one issued PRC patent, as well as other international patent applications directed to processes of manufacturing. We also have an exclusive license that covers one pending non-provisional U.S. patent application, one pending PRC patent application, as well as another international patent and another patent application directed to compositions of matter and methods of treatment. These patents and patent applications, if issued, are expected to expire between at least 2040 and 2041, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to APG-5918:
APG-5918
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the US)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	1	July 16, 2040
Method of Treatment	Licensed	1	July 16, 2040
Process	Owned	1	May 10, 2041
With respect to other compounds, we have an exclusive license to other U.S. and PRC patents and patent applications, with issued and pending international counterparts which generally relate to our efforts to develop other small molecule drugs.

We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. Even if our pending patent applications are granted as issued patents, those patents, as well as any patents we license from third parties, may be challenged, circumvented or invalidated by third parties.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the application. In certain jurisdictions extensions as compensation for regulatory delays are available. For example, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed co-owned patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim-by-claim and country-to-country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
Furthermore, the patent positions of biotechnology and pharmaceutical products and processes like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date. Changes in either the patent laws or interpretations of patent laws in the United States, the PRC and other countries may diminish our ability to protect our inventions, and enforce our intellectual property rights and more generally, could affect the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.
The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our drug candidates and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own, or may receive in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing the advantage of any such patent.
We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our consultants, scientific advisors and contractors and invention assignment agreements with our employees. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drug candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our drug candidates may have a material adverse impact on us.
In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications relating to such areas. Patent applications in the United States and elsewhere are generally published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to our current product candidates and any future drug candidates, discoveries or technologies we might develop may have already been filed by others without our knowledge.
For more information on these and other risks related to intellectual property, see “Risk factors—Risks related to our intellectual property.”
COMMERCIALIZATION
In November 2021, olverembatinib was approved by the NMPA for the treatment of adult patients with CML-CP or CML-AP with a T315I mutation. In November 2023, olverembatinib was further approved by the NMPA for treatment of patients with CML-CP that is resistant and/or intolerant to first- and second-generation TKIs. Since 2021, we have established an integrated commercialization team in China consisting of more than 100 staff members to primarily sell and market our lead product olverembatinib. The team includes functions such as sales, marketing, market access, channel management, sales force effectiveness and sales training. Furthermore, in July 2021, we have entered into a strategic collaboration and license agreement with Innovent. Pursuant to the agreement, we granted Innovent the right to develop and commercialize olverembatinib in mainland China, Hong Kong, Macau and Taiwan. See “License, collaboration and other agreements—Strategic collaboration with Innovent.” As of December 31, 2023, our team, together with Innovent, had covered 118 distributors and approximately 800 hospitals, and olverembatinib has entered 526 direct-to-pharmacy, or DTP, pharmacies and hospitals in China.
In January 2023, olverembatinib was included in the 2022 NRDL for the indication of T315I-mutant CML-CP and CML-AP, allowing more patients with CML to access the drug more easily and affordably. In recent years, the existing CML patient pool in China has grown to approximately 150,000 and annual cases have increased to approximately 20,000. We will actively consider and apply for the inclusion of new indications, including CML-CP patients who are resistant and/or intolerant to 1G and 2G TKIs, in the NRDL in 2025. We also actively promote the inclusion of commercial medical insurance projects in various cities to enhance affordability for patients.
Since its launch, olverembatinib has realized an accumulated invoiced sales revenue of RMB362.1 million (inclusive of value added tax) as of the end of 2023.
MANUFACTURING AND FACILITIES
Our global manufacturing facility is located in Suzhou, Jiangsu Province, China and has been operational since the fourth quarter of 2022. The center has more than 200,000 square feet of space, with a manufacturing capacity for both oral solid tablets and capsules of up to 250 million dosage units per year. We also maintain manufacturing capabilities for lyophilized formulations at our Suzhou center. In 2022, we were issued a Drug Manufacturing License (Certificate A), which will allow us to produce innovative drugs with global patents and global market potential in Suzhou, and we also hold a PRC drug export permit, which allows us to supply drugs to the global market.
In April 2023, we received a zero-deficiency report from the GMP compliance audit of our global manufacturing center by a Qualified Person, or QP, of the EU. We believe this successful audit indicates that our Suzhou manufacturing center and the quality management system implemented at the site are compliant with international standards such as EU GMP in preparation for our continued global expansion.

In addition, we lease a facility of approximately 50,000 square feet for R&D and manufacturing in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates. We believe that such existing facilities are adequate for our needs.
EMPLOYEES AND HUMAN CAPITAL
As of June 30, 2024, we had approximately 600 full-time employees, 406 of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of share-based and cash-based compensation awards, in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We are committed to supporting employee health and safety in the workplace through a generous health insurance program, as well as enhancing diversity and fostering an inclusive work environment that supports our workforce.
LEGAL PROCEEDINGS
From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Regulation
U.S. regulation
Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.
U.S. drug development
In the United States, the FDA regulates drugs under the FDCA. Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.
Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States. The process generally involves the following:
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completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practices, or GLPs;

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submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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approval by an independent IRB or ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

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submission to the FDA of an NDA;

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a determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

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potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

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FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

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compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any current and future product candidates will be granted on a timely basis, or at all.

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND submission is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND submission. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND submission is complete. An IND submission automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. IND sponsors follow a process similar to an IND submission, review and approval when filing a CTA with regulatory agencies in other countries.
Clinical trials
The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND submission. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND submission. If a foreign clinical trial is not conducted under an IND submission, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will generally accept a well-designed and well-conducted foreign clinical trial not conducted under an IND submission if the trial was conducted in accordance with the ethical principles contained in the Declaration of Helsinki pursuant to 21 CFR 312.120, incorporating the 1989 version of such declaration, or with the laws and regulations of the foreign regulatory authority where the trial was conducted, such as the European Medicines Agency, or EMA, whichever provides greater protection of the human subjects, and with GCP and GMP requirements, and the FDA is able to validate the data through an onsite inspection, if deemed necessary, and the practice of medicine in the foreign country is consistent with the United States.
Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap. Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug. Phase 2 clinical trials involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted. Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.
Post-approval trials, sometimes referred to as Phase 4 clinical trials, are conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA. Progress reports detailing the results of the clinical trials, among other information, must be submitted to the FDA at least annually. Sponsor is also responsible for submitting written IND safety reports, including reports of serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically significant increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.
Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.
Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process, as performed by the manufacturing facility, must be capable of consistently producing quality batches of our product candidates. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their labeled shelf life.
NDA review process
Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA is a request for approval to market the drug in the United States for one or more specified indications and must contain proof of safety and efficacy for a drug.
The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be legally marketed in the United States.
Under the Prescription Drug User Fee Act of 1992, as amended, or PDUFA, each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. In November 2023, the FDA issued a guidance on Real-Time Oncology Review, which allows applicants to provide the FDA with earlier access to critical efficacy and safety data, which can help streamline the review process and to potentially enable earlier FDA feedback to the applicant, including earlier feedback on data quality and potential review issues.
The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date of a new molecular-entity NDA, and six months from the filing date of a new molecular-entity NDA designated for priority review, to complete its initial review and respond to the applicant. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.
Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The complete response letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.
Orphan drugs
Under the Orphan Drug Act of 1983, as amended, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.
Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, it discloses the identity of the therapeutic agent and its potential orphan use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication, the latter of which could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication. In response to the court decision in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), in January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order—that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union, or the EU, has similar, but not identical, requirements and benefits.
Expedited review programs
The FDA has a fast-track program that is intended to expedite or facilitate the process of reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast-track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast-track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA.
Any product submitted to the FDA for marketing, including under a fast-track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.
A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, such product must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, which endpoint is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. The FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post-market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product. The Food and Drug Omnibus Reform Act made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.
Additionally, a drug may be eligible for designation as a breakthrough therapy if (a) the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and (b) preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast-track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast-track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.
Post-approval requirements
Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse events and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label promotion,” and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.
The FDA may also place other conditions on approvals, including the requirement for a REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for noncompliance with regulatory standards or if problems occur following initial marketing. Further, according to draft guidance issued by the FDA in August 2023, if the FDA finds that the clinical data used to support approval do not sufficiently represent the diversity of the real-world patient population, the FDA may require additional data on underrepresented populations post-approval, including as a post-marketing requirement, or the FDA may enter into a written agreement with the applicant to collect additional data as a postmarketing commitment.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

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fines, warning letters, or holds on post-approval clinical studies;

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refusal of the FDA to approve pending applications or supplements to approved applications;

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suspension or revocation of product approvals;

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product seizure or detention;

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refusal to permit the import or export of products; or

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injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

FDA regulation of companion diagnostics
A therapeutic product may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. If an in vitro diagnostic is essential to the safe and effective use of the therapeutic product and if the manufacturer wishes to market or distribute such diagnostic for use as a companion diagnostic, then the FDA will require separate approval or clearance of the diagnostic as a companion diagnostic to the therapeutic product. According to FDA guidance, an unapproved or uncleared companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational medical device unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. The sponsor of the diagnostic device will be required to comply with the IDE regulations for clinical studies involving the investigational diagnostic device. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same clinical trial, if the trial meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the clinical trial protocol, the investigational product(s), and subjects involved, a sponsor may seek to submit an IDE alone (e.g., if the drug has already been approved by FDA and is used consistent with its approved labeling), or both an IND and an IDE. Pursuing FDA approval/clearance of an in vitro companion diagnostic would require either a pre-market notification, also called 510(k) clearance, or a pre-market approval, or PMA, or a de novo classification for that diagnostic. The review of companion diagnostics involves coordination of review with the FDA’s Center for Devices and Radiological Health. In June 2023, the FDA issued guidance on a voluntary pilot program on oncology drug products used with certain in vitro diagnostic tests, which is intended to provide greater transparency regarding the minimum performance characteristics necessary for certain oncology diagnostic tests. In April 2024, the FDA published a final rule regarding phasing out its enforcement discretion for most laboratory-developed tests and to amend the FDA’s regulations to make explicit that in vitro diagnostics are medical devices under the FDCA, including when the manufacturer of the diagnostic product is a laboratory. These proposed changes and other regulatory changes pertaining to diagnostic products can increase the cost and time needed to develop new diagnostic tests and to bring them to the market.
510(k) clearance process
To obtain 510(k) clearance, a pre-market notification is submitted to the FDA demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet required the submission of a PMA application. The FDA’s 510(k) clearance process may take three to 12 months from the date the application is submitted and filed with the FDA, but may take longer if the FDA requests additional information, among other reasons. In some cases, the FDA may require clinical data to support substantial equivalence. In reviewing a pre-market notification submission, the FDA may request additional information, which may significantly prolong the review process. Notwithstanding compliance with all these requirements, clearance is never assured. After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or require a PMA. In addition, the FDA may make substantial changes to industry requirements, including which devices are eligible for 510(k) clearance, which may significantly affect the process.
De novo classification process
If a new medical device does not qualify for the 510(k) pre-market notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. The Food and Drug Administration Modernization Act of 1997 established a different route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk and requires PMA or that general controls would be inadequate to control the risks and special controls cannot be developed. Obtaining FDA marketing authorization, de novo down-classification, or approval for medical devices is expensive and uncertain, and may take several years, and generally requires significant scientific and clinical data.
PMA process
The PMA process, including the gathering of clinical and nonclinical data and the submission to and review by the FDA, can take several years or longer. The applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness, including information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for medical devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, which imposes extensive testing, control, documentation, and other quality assurance and GMP requirements.
Other U.S. regulatory matters
Our current and future arrangements with healthcare providers, third-party payors, customers and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute, or AKS, which makes it illegal for any person, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the civil False Claims Act of 1863, or FCA;

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the federal false claims, including the civil FCA that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct;

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the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain health care providers and their respective business associates and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others), and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances (such as Washington’s My Health, My Data Act, which, among other things, provides for a private right of action), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical and/or medical device products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical and/or medical device products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act of 1970 as well as other applicable consumer safety requirements.
The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.
U.S. patent-term restoration and marketing exclusivity
Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.
Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement with respect to one or more patents listed for the drug in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations publication. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.
U.S. coverage and reimbursement
Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis.
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.
In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.
In most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower.
U.S. healthcare reform
The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.
The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the U.S. Department of Health and Human Services, or HHS, Secretary as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions.” The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.
Since its enactment, there have been legislative and judicial efforts to repeal, replace, or change some or all of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. It is unclear how this Supreme Court decision, future litigation, and healthcare measures promulgated by the Biden administration will impact the implementation of the

ACA, our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Other changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which will stay in effect through 2032, unless additional congressional action is taken. These laws and future legislation may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers for our drugs, if approved, and accordingly, our financial operations.
Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. The American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Programs rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Further, the Biden administration released an additional executive order in October 2022, directing the HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. In March 2023, CMS published its first guidance on how negotiations will be conducted, starting in 2026 for high expenditure drugs as determined and selected by HHS. In June 2023, CMS issued a revised guidance for the Medicare Drug Price Negotiation Program under the Inflation Reduction Act. Various industry stakeholders, including pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government, asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. The impact of these judicial challenges, legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization. These and other health reform measures that are implemented may have a material adverse effect on our operations. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could have a material and adverse effect on our business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services and medical products to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for our product candidates, if approved, and our ability to achieve or maintain profitability.
Drug approval outside of the United States
In addition to regulations in the United States, we must obtain the requisite approvals from regulatory authorities in countries outside the U.S. prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside the U.S. have a similar process that requires the submission of a clinical study application much like the IND prior to the commencement of human clinical studies. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country and may require us to perform additional pre-clinical or clinical testing.
PRC regulation
In the PRC, we operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section sets forth a summary of the principal PRC laws, rules and regulations that we believe are relevant to our business and operations in China.
Introduction
China strictly supervises and regulates the development, approval, manufacturing and distribution of drugs. The specific regulatory requirements applicable depend on whether the drug is made and finished in China, which is referred to as a domestically manufactured drug, or made abroad and imported into China in finished form, which is referred to as an imported drug, as well as the approval or “registration” category of the drug. For both imported and domestically manufactured drugs, China typically requires regulatory approval for a CTA to conduct clinical trials in China and submit China clinical trial data, prior to applying for marketing approval. For a domestically manufactured drug, there is also a requirement to have a drug manufacturing license for a facility in China.
In 2017, the drug regulatory system entered a new and significant period of reform. The General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly issued the Opinion on Deepening the Reform of the Evaluation and Approval System to Encourage Innovation in Drugs and Medical Devices, or the Innovation Opinion, in October 2017. The expedited programs and other advantages under this and other recent reforms encourage drug manufacturers to seek marketing approval in China first, manufacture domestically, and develop drugs in high priority disease areas, such as oncology.
To implement the regulatory reform introduced by the Innovation Opinion, the National People’s Congress, or the NPC, and the National Medical Products Administration (formerly the China Food and Drug Administration, or the CFDA), or the NMPA, has been revising the fundamental laws, regulations and rules regulating pharmaceutical products and the industry, which include the framework law known as the PRC Drug Administration Law, or Drug Administration Law. The Drug Administration Law was promulgated by the SCNPC on September 20, 1984, and last amended on August 26, 2019 and took effect as of December 1, 2019. The Drug Administration Law is implemented by a high-level regulation issued by the State Council of the People’s Republic of China, or the State Council, referred to as the Implementing Regulations of the PRC Drug Administration Law. The NMPA has its own set of regulations further implementing Drug Administration Law; the primary one governing CTAs, marketing approval, and post-approval amendment and renewal is known as the Drug Registration Regulation, or DRR. The DRR was promulgated by the State Food and Drug Administration (the predecessor of CFDA and NMPA), or the SFDA, on February 28, 2005, and the latest amendment of DRR promulgated by the State Administration for Market Regulation, or the SAMR, in January 2020 took effect as of July 1, 2020. PRC drug regulation is set to become increasingly stringent and standardized as the NMPA and other regulatory authorities issue more and more circulars and regulations to implement reforms.

Principal regulatory authorities
In the PRC, the principal regulatory authorities for drugs are the NMPA, the National Health Commission (formerly known as the National Health and Family Planning Commission), or the NHC, and the National Healthcare Security Administration, or the NHSA. The NMPA is the department in charge of the pharmaceutical industry of China. It is responsible for drafting the laws and regulations related to pharmaceuticals and medical devices, making policy planning, formulating departmental regulations, organizing the development and issuance of pharmaceutical and medical device standards, classification, and management systems, such as national formulary, and supervising implementation. The Center for Drug Evaluation, or the CDE, is the technical evaluation unit for drug registration with NMPA. It is mainly responsible for conducting technical evaluation on the drugs applying for registration and verifying the relevant drug registrations.
The NHC is the primary national regulator for public health and family planning management. It is primarily responsible for drafting national health policies, supervising and regulating public health, healthcare services and health emergency systems, coordinating the reform of medical and health systems, organizing the formulation of national drug policies and national essential medicine systems, launching early warning mechanisms for the monitoring of the use and clinical comprehensive evaluation of medicines, as well as drug shortages, providing suggestions on the pricing policy of national essential medicines and regulating the operation of medical institutions and practicing of medical personnel.
The NHSA, a new authority established in May 2018, directly reports to the State Council and is responsible for the management of the healthcare security system. It is primarily responsible for drafting and implementing policies and standards on medical insurance, maternity insurance, and medical assistance, supervising and administering the healthcare security funds, formulating a uniform medical insurance catalog and payment standards on drugs, medical disposables, and healthcare services and formulating and supervising the implementation of the bidding and tendering policies for drugs and medical disposables.
Non-clinical research and animal experiment
The NMPA requires preclinical data to support registration applications for imported and domestic drugs. Pursuant to the DRR, nonclinical safety evaluation study for drugs must be carried out by organizations with quality management standard certification for non-clinical safety evaluation study for drugs and must comply with the quality management standard for non-clinical safety evaluation study for drugs. On August 6, 2003, the SFDA (the predecessor of CFDA and NMPA) promulgated the Administrative Measures for Good Laboratories Practice for Non-clinical Drug Research, which was revised on July 27, 2017, to improve the quality of non-clinical research, and began to conduct the Good Laboratories Practice. Pursuant to the Circular on Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory issued by the SFDA on April 16, 2007 and amended on January 19, 2023 by the NMPA, which became effective on July 1, 2023, the NMPA is responsible for the certification of non-clinical research institutions nationwide and local provincial medical products administrative authorities is in charge of the daily supervision of non-clinical research institution. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities and its operation and management of non-clinical pharmaceutical projects. A Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website.
Pursuant to the Regulations for the Administration of Affairs Concerning Experimental Animals promulgated by the State Science and Technology Commission on November 14, 1988 and amended on January 8, 2011, July 18, 2013 and March 1, 2017, respectively, by the State Council, the Administrative Measures on Good Practice of Experimental Animals jointly promulgated by the State Science and Technology Commission and the State Bureau of Quality and Technical Supervision on December 11, 1997, and the Administrative Measures on the Certificate for Experimental Animals (Trial) promulgated by the Ministry of Science and Technology and other regulatory authorities on December 5, 2001, using and breeding experimental animals is subject to rules and performing experimentation on animals requires a Certificate for Use of Laboratory Animals.

Registration categories
Prior to engaging with the NMPA on research and development and approval, an applicant must determine the registration category for its product candidate (with such determination to be confirmed with the NMPA), which will determine the application requirements for its clinical trial and marketing application. Drug marketing registration applications are subject to three categories, namely traditional Chinese drugs, chemical drugs and biological products. Among them, the registration applications of chemical drugs is categorized by innovative chemical drugs, improved new chemical drugs, generic chemical drugs and others, and the registration applications of biological products is categorized by innovative biological products, improved new biological products and biological products on the market (including biological similar drugs) and others.
The Registration Category of Biological Products and the Data Requirements for Declaration, issued by NMPA on June 29, 2020 and became effective on July 1, 2020, replaced the former category of therapeutic biological products and stipulated that the therapeutic biological products should be classified into three categories: Category I refers to therapeutic biological products that have not been marketed anywhere in the world; Category II refers to improved new therapeutic biological products; and Category III refers to therapeutic biological products that have been marketed in China or abroad.
Expedited programs
The NMPA and its predecessors has adopted several expedited review and approval mechanisms since 2009 and created additional expedited programs in recent years that are intended to encourage innovation. Applications for these expedited programs can be submitted together with the registration package or after the registration submission is admitted for review by the CDE. The Announcement of Three Documents Including “Working Procedures for Review of Breakthrough Therapeutics Drugs (Interim)” promulgated by the NMPA on July 7, 2020 clarifies that during clinical trials of drugs, innovative drugs or improved new drugs that are used to prevent and treat severely life threatening diseases for which there are no available effective prevention and treatment methods or there is sufficient evidence to show such drugs have obvious clinical advantages compared with existing treatment methods, etc., applicants can apply for breakthrough therapeutic drug program in Phase 1 and Phase 2 clinical trials, usually no later than the start of Phase 3 clinical trials.
If admitted to one of these expedited programs, an applicant will be entitled to more frequent and timely communication with reviewers at the CDE, expedited review and approval and more agency resources throughout the review approval process.
The NMPA also permits conditional approval of certain medicines based on early phase China clinical trial data or on foreign approval clinical data. Post-approval, the applicant may need to conduct one or more post-market studies. The agency has done this for drugs that meet unmet clinical needs for life-threatening illnesses and for drugs that treat orphan indications. In 2018, NMPA and NHC established a conditional approval program for drugs designated by the CDE that have been approved in the United States, European Union and Japan within the last 10 years.
Clinical trials and marketing approval
Upon completion of preclinical studies, a sponsor typically needs to conduct clinical trials in China for registering a new drug. The materials required for this application and the data requirements are determined by the registration category. The NMPA has taken several steps to increase efficiency for approving CTAs, and it has also significantly increased monitoring and enforcement of the Administrative Regulations of Quality of Drug Clinical Practice, or the PRC’s GCP, to ensure data integrity. The PRC’s GCP was initially promulgated by the SFDA on August 6, 2003, and the latest version came into force on July 1, 2020.
Trial approval
The clinical trials conducted in China for new drug registration purposes must be approved and conducted at pharmaceutical clinical trial institutions. In October 2014, the CFDA, the NHC and the National Administration for

Chinese Medicine issued an Administration Rule for the Project of Clinical Trial Conducted by Medical and Healthcare Institution, pursuant to which, clinical trials conducted by medical and healthcare institutions may only be conducted in projects approved by such medical and healthcare institution, and after the approval of such clinical trial project, such medical and healthcare institution must file such approval with the medical and healthcare authority that issues its operating license for records.
On January 30, 2015, the CFDA promulgated the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial), or the Multi-Center Clinical Trial Guidelines, which took effect as of March 1, 2015, aiming to provide guidance for the regulation of application, implementation, and administration of international multi-center clinical trials, or IMCCT, in China. Pursuant to such guidelines, IMCCT applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Applicants may make use of the data derived from the international multi-center clinical trials for application to CFDA for approval of an NDA after satisfying certain requirements under the Guidelines.
On October 10, 2017, the CFDA promulgated the Decision on Adjusting Items concerning the Administration of Imported Drug Registration, pursuant to which, if the IMCCT of a drug is conducted in China, the IMCCT drug does not need to be approved or entered into either a Phase II or III clinical trial in a foreign country, except for vaccines, and the application for drug marketing authorization can be submitted directly after the completion of the IMCCT. With respect to applications for imported innovative chemical drugs and therapeutic biological products, the marketing authorization in the country or region where the foreign drug manufacturer is located will not be required.
Drug clinical trial registration
In 2015, the CFDA began to issue an umbrella approval for all phases (typically three) of a new drug clinical trial, instead of issuing approval phase by phase. For certain types of new drug candidates, CTAs may be prioritized over other applications and put in a separate expedited queue for approval. The NMPA has now adopted a system for clinical trials of new drugs where trials can proceed if, after 60 business days, the applicant has not received any objections from the CDE. China is also expanding the number of trial sites by changing from a clinical trial site certification procedure into a notification procedure. According to the DRR, after the completion of the pharmaceutical, pharmacological, and toxicological research of the drug clinical trial, the applicant may submit relevant research materials to CDE for applying for the approval to conduct drug clinical trial. The CDE will organize pharmaceutical, medical, and other technicians to review the application and to decide whether to approve the drug clinical trial within 60 days of the date of acceptance of the application. Once the decision is made, the result will be notified to the applicant through the website of the CDE and, if no notice of decision is issued within the time limit, the application of clinical trial shall be deemed as approval. In addition, the applicant must, prior to conducting the drug clinical trial, register the information of the drug clinical trial plan, etc. on the Drug Clinical Trial Information Platform. During the drug clinical trials, the applicant must update registration information continuously, and register information of the outcome of the drug clinical trial upon completion. The applicant is responsible for the authenticity of the drug clinical trial information published on the platform. On September 6, 2013, the CFDA released the Announcement on Drug Clinical Trial Information Platform, pursuant to which, applicants must complete trial pre-registration within one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and must complete registration of certain follow-up information before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration and registration is not obtained within one year after obtaining the clinical trial approval, the applicant must submit an explanation, and if the procedure is not completed within three years, the clinical trial approval will be automatically be annulled.
Human genetic resources approval
On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that non-PRC-invested sponsors that sample and collect human genetic resources in clinical trials shall be required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology

issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. The State Council issued the Regulations on the Administration of Human Genetic Resources, or the HGR Regulation, which became effective on July 1, 2019 and was recently amended on May 1, 2024. The HGR Regulation regulates the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Ministry of Science and Technology is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level. Non-PRC entities, non-PRC individuals and such entities established or actually controlled thereby are not allowed to collect or preserve China’s human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) or provide human genetic resources abroad, while they are prohibited from using China’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity. The HGR Regulation formalized the approval requirements pertinent to research collaborations between Chinese and non-PRC-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China. On May 26, 2023, the Ministry of Science and Technology issued the Implementing Rules of the Administrative Regulations on Human Genetic Resources, effective from July 1, 2023, which further provided specific provisions on the collection, preservation, utilization and external provision of human genetic resources of the PRC.
Trial exemptions and acceptance of non-PRC data
The NMPA may reduce requirements for clinical trials and data, depending on the drug and the existing data. The NMPA has granted waivers for all or part of trials and has stated that it will accept data generated abroad (even if not part of a global study), including early phase data, that meets its requirements. On July 6, 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data, or the Guidance Principles, as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of non-PRC clinical trials must meet the authenticity, completeness, accuracy and traceability requirements and such data must be obtained consistent with the relevant requirements under the PRC’s GCP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH. Sponsors must be attentive to potentially meaningful ethnic differences in the subject population.
The NMPA now officially permits, and its predecessor agencies have permitted on a case-by-case basis in the past, drugs approved outside of China to be approved in China on a conditional basis without the need for pre-approval clinical trials inside China. Specifically, on October 23, 2018, the NMPA and the NHIC issued the Procedures for Reviewing and Approval of Clinical Urgently Needed Overseas New Drugs, which established a program permitting drugs that have been approved within the last ten years in the United States, European Union or Japan and that (1) treat orphan diseases, (2) prevent or treat serious life-threatening illnesses for which there is either no effective therapy or prevention in China, or (3) prevent or treat serious life-threatening illnesses and the non-PRC-approved drug would have clear clinical advantages. Applicants will be required to establish a risk mitigation plan and may be required to complete trials in China after the drug is marketed.
Clinical trial process and good clinical practices
Pursuant to the DRR, a clinical trial consists of Phases I, II, III and IV as well as a bioequivalence trial. Based on the characteristics of drugs and the research objective, the research contents must include clinical pharmacology research, exploratory clinical trial, confirmatory clinical trial and post-marketing research. The NMPA requires that the different phases of clinical trials in China receive ethics committee approval and comply with the PRC’s GCP. The NMPA conducts inspections to assess the PRC’s GCP compliance and will cancel the CTA if it finds substantial issues.
To improve the quality of clinical trials, the CFDA promulgated the PRC’s GCP on August 6, 2003, which was further amended on April 23, 2020 and came into effect on July 1, 2020. To ensure the quality of clinical trials and the safety of human subjects, the PRC’s GCP provides comprehensive and substantive requirements on the design and conduct of clinical trials in China. In particular, the PRC’s GCP enhances the protection for study subjects and tightens the control over bio-samples collected under clinical trials. The PRC’s GCP stipulated that the sponsor will bear the expenses for medical treatment and the corresponding compensation for any human subject who is harmed or dies due to reasons connected with the clinical trial. The sponsor and investigator will pay the human subject the compensation or indemnification in a timely manner. Pursuant to the Innovation Opinion, the accreditation of the institutions for drug clinical trials will be subject to record-filing administration. The conduct of clinical trials must adhere to the PRC’s GCP, and the protocols must be approved by the ethics committees of each study site. Pursuant to the newly amended Drug Administration Law, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019, and effective from December 1, 2019, drug clinical trial institutions must be under filing administration. Entities that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed.
New drug application and approval
Upon completion of clinical trials, a sponsor may submit clinical trial data to support marketing approval for the drug. For imported drugs, this means issuance of an imported drug license. For NDAs in China, sponsors must submit data derived from domestically manufactured drugs in support of a drug approval. Under the current regime, upon approval of the registration application, the NMPA will first issue a new drug certificate to the applicant. Only when the applicant is equipped with relevant manufacturing capability will the NMPA issue a Drug Approval Serial Number, which is effectively the marketing approval allowing the holder to market/commercialize the drug in China.
Pursuant to the Opinions on the Reform of Evaluation and Approval System for Drugs and Medical Devices and Equipment promulgated on August 9, 2015, the State Council published the policy for carrying out a pilot plan for the drug marketing authorization holder mechanism.
Pursuant to the newly amended Drug Administration Law, under the drug marketing authorization holder mechanism, an enterprise or a research and development institution which has obtained a drug registration certificate is eligible to be a pharmaceutical marketing authorization holder, and this pharmaceutical marketing authorization holder shall be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of the Drug Administration Law. The pharmaceutical marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for the distribution activities. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing license and the transferee will have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness, and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder.
Manufacturing and distribution
According to the newly amended Drug Administration Law and the implementing measures of the Drug Administration Law, all facilities that manufacture drugs in China must receive a Drug Manufacturing License with an appropriate “scope of manufacturing” from the local drug regulatory authority. This license must be renewed every five years.

Similarly, to conduct sales, importation, shipping and storage, or distribution activities, a company must obtain a Drug Distribution License with an appropriate “scope of distribution” from the local drug regulatory authority, subject to renewal every five years.
China has formed a “Two Invoice System” to control distribution of drugs. The “Two-Invoice System” generally requires that no more than two invoices may be issued throughout the distribution chain, with one from the manufacturer to a distributor and another from the distributor to the end-user hospital. This excludes the sale of products invoiced from the manufacturer to its wholly owned or controlled distributors, or for imported drugs, to their exclusive distributor, or from a distributor to its wholly owned or controlled subsidiary (or between the wholly owned or controlled subsidiaries). However, the system still significantly limits the options for companies to use multiple distributors to reach a larger geographic area in China. Compliance with the Two-Invoice System will become a prerequisite for pharmaceutical companies to participate in procurement processes with public hospitals, which currently provide most of China’s healthcare. Manufacturers and distributors that fail to implement the Two-Invoice System may lose their qualifications to participate in the bidding process for centralized purchasing, a process used by the NHSA to negotiate the prices of drugs and medical devices with manufacturers, aiming to reduce costs and ensure consistent access to essential healthcare products across the country. Non-compliant manufacturers may also be blacklisted from engaging in drug sales to public hospitals in a locality.
The Two-Invoice System was first implemented in 11 provinces that are involved in pilot comprehensive medical reforms, but the program has expanded to nearly all provinces, which have their own individual rules for the program.
Advertising and promotion of pharmaceutical products
China has a strict regime for the advertising of approved drugs. No unapproved drugs may be advertised. The definition of an advertisement is very broad, and it can be any media that directly or indirectly introduces the product to end users. There is no clear line between advertising and any other type of promotion.
Each advertisement for drugs requires an approval from a local drug regulatory authority, and the content of an approved advertisement may not be altered without filing a new application for approval. An enterprise seeking to advertise a prescription drug may do so only in medical journals jointly designated by NMPA and the NHC, and the advertisement for a prescription drug shall tag “this advertisement is for medical and pharmaceutical professionals reading only.” Drug advertisements are subject to strict content restrictions, which prohibit recommendations by doctors and hospitals and guarantees of effectiveness. Advertising that includes content that is outside of the drug’s approval documentation, off-label content, is prohibited. False advertising can result in civil suits from end users and administrative liability, including fines. In addition to advertisements, non-promotional websites that convey information about a drug must go through a separate approval process by a local drug regulatory authority.
Post-marketing surveillance
Pursuant to the amended Drug Administration Law, the drug marketing authorization holder is responsible for the monitoring, reporting and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of Drug Administration Law. Marketing authorization holders, pharmaceutical manufacturer, pharmaceutical distributors, and medical institutions will regularly inspect the quality, efficacy and adverse reactions of drugs manufactured, distributed and used by them. Cases of suspected adverse reactions will be promptly reported to the drug administrative authorities and the competent health administrative authority. The drug marketing authorization holder will stop selling, notify the relevant pharmaceutical distributors and medical institutions to stop sales and use, recall sold drugs, promptly announce recall information if the drugs have quality issues or other safety hazards.
National reimbursement drug list
On March 3, 2015, the General Office of the State Council issued the Outline for the Planning of the National Medical and Health Service System (2015-2020), which aimed to establish a basic medical and healthcare system that covers both rural and urban citizens by 2020. Participants of the national medical insurance program and their employers, if any, are required to contribute to the insurance program monthly. Program participants are eligible for full or partial reimbursement of the costs of medicines included in the National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the National Reimbursement Drug List, or the NRDL.
The NHSA, the Ministry of Human Resources and Social Security, together with other government authorities, have the power to determine which medicines are listed in the NRDL. Medicines listed in the NRDL are divided into two parts, List A and List B. List A drugs are widely used clinical treatments with good efficacy and lower prices compared to similar drugs. Patients purchasing medicines included in List A will be reimbursed the purchase price through the basic medical insurance program in full. List B drugs are clinical treatments with good efficacy and slightly higher prices compared to List A drugs. Patients purchasing medicines included in List B are required to pay a certain percentage of the purchase price and obtain reimbursement for the remainder of the purchase price through the basic medical insurance program.
The NRDL is always linked to centralized purchasing, and is regularly updated to include new drugs, adjust the reimbursement status of existing drugs, or remove some drugs that are no longer eligible. On December 7, 2023, the NHSA and the Ministry of Human Resources and Social Security released the 2023 NRDL, the scope of which was expanded to cover 3,088 drugs in total.
Other significant PRC regulations affecting our business activities in the PRC
PRC regulations of foreign investment
The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the PRC Company Law, which was adopted by the SCNPC in December 1993, implemented in July 1994, and subsequently amended in December 1999, August 2004, October 2005, December 2013 and October 2018. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The PRC Company Law also applies to foreign-invested limited liability companies. Pursuant to the PRC Company Law, where laws on foreign investment have other stipulations, such stipulations shall prevail. The most recent amendment of the PRC Company Law was adopted in December 2023 and will come into effect on July 1, 2024, which introduced multiple updates to the current PRC Company Law with regard to, among others, the capital contribution liability, corporate governance structure and responsibilities of directors, supervisors, senior managers, controlling shareholders and actual controllers.
Investment activities in China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2021), or the Negative List, which was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission on December 27, 2021 and took effect on January 1, 2022. The Negative List sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The Negative List covers 12 industries, and any field not falling in the Negative List are administered under the principle of equal treatment to domestic and foreign investment.
On March 15, 2019, the NPC promulgated the Foreign Investment Law of the PRC, or FIL, which became effective on January 1, 2020 and replaced Foreign Investment Enterprise Law of the PRC (1986) (as amended in 2000 and 2016). Pursuant to FIL, the foreign-invested enterprises are entitled to pre-establishment national treatment and must comply with the special entry administrative measures (as provided in a negative list). FIL provides the free inward and outward transfer of the contributions, profits, capital gains, etc. of the foreign investor within the territory of the PRC in RMB or a foreign currency in accordance with the law and a foreign investment information reporting system and emphasizes the protection of the intellectual property rights of foreign investors and foreign-invested enterprises.

On December 30, 2019, for the purpose of further promoting the foreign investment administration and simplifying the administrative procedures, the MOFCOM and the SAMR promulgated the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020, and suspended the Interim Measures for Record-filing Administration of the Incorporation and Change of Foreign-invested Enterprises on the same date. Under this regulation, an information reporting system applies to foreign investors’ mergers and acquisitions of domestic non-foreign-invested enterprises and strategic investments in listed companies, provided that they comply with the implementation of special access administrative measures prescribed by the PRC regulators and do not involve the mergers and acquisitions of affiliates. Specifically, under the information reporting system, where a new foreign-invested enterprise is incorporated or a non-foreign invested enterprise changes to a foreign-invested enterprise through acquisition, merger or other means, such incorporation or change no longer requires approval or record-filing of MOFCOM, but shall be reported online to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, together with the registration with the relevant department of the SAMR through the same systems.
PRC regulations of environment protection
We are subject to Chinese environmental protection laws and regulations promulgated by state and local governments concerning environmental protection regarding construction projects, the use, discharge and disposal of toxic and hazardous materials, and the discharge and disposal of waste water, solid waste and waste gases and industrial noise.
Pursuant to the Environmental Protection Law of the PRC, or the Environmental Protection Law, which was promulgated by the SCNPC on and became effective as of December 26, 1989, and amended on April 24, 2014 and came into force on January 1, 2015, all enterprises and institutions which discharge pollutants must adopt measures to prevent and control pollution and damage to the environment from waste gas, waste water, waste residues, medical waste, dust, malodorous gases, radioactive substances, noise, vibration, ray radiation and electromagnetic radiation generated in the course of production, construction or other activities. The relevant authorities are authorized to impose various types of penalties on the persons or entities in violation of the environmental regulations, including fines, restriction or suspension of operation, shut-down, detention of office-in-charge, etc.
PRC regulations of intellectual property rights
China has made substantial efforts to adopt comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.
Patents
Pursuant to the PRC Patent Law, most recently amended in December 2008, and its implementation rules, most recently amended in January 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.
Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the China National Intellectual Property Administration, or CNIPA. Normally, the CNIPA publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the CNIPA for a substantive examination within three years from the date of application.
Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. The PRC Patent Law also sets up the framework and adds the provisions for patent linkage and patent term extension.
Patent enforcement
Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.
When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the calculation standards referenced above. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.
The most recent amendment to the PRC Patent Law, which was promulgated by the SCNPC in October 2020 and became effective in June 2021, describes the general principles of linking generic drug applications to pharmaceutical patent protection, also known as Patent Linkage. In July 2021, the NMPA and the CNIPA jointly published the Measures for Implementing an Early-Stage Resolution Mechanism for Pharmaceutical Patent Disputes (Tentative) providing an operating mechanism for Patent Linkage. Upon notification of generic applications and certifications, if the patentee or the interested person disagrees, the patentee or the interested person will need to file a claim with the court or the CNIPA within 45 days after CDE publication and must submit a copy of the case acceptance notification to the CDE within 15 working days after the case acceptance date. Otherwise, the NMPA can proceed with the technical review and approval. For chemical drugs, the NMPA would initiate a nine-month approval stay period upon notification. If the patentee or the interested person cannot secure a favorable court judgment or a decision from the CNIPA within the nine-month period, the NMPA can grant marketing authorization to the generic applicant after the nine-month period expires.

Trade secrets
According to the PRC Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993, as amended on November 4, 2017 and on April 23, 2019, or, collectively, the PRC Anti-Unfair Competition Law, the term “trade secrets” refers to technical and business information that is unknown to the public that has utility and may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders.
Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of such illegal conduct but nevertheless obtains, uses or discloses trade secrets of others trade secrets, the third party may be deemed to have committed a misappropriation of the others’ trade secrets.
Trademarks and domain names
According to the Trademark Law of the PRC, promulgated by the SCNPC in August 1982, as amended in February 1993, October 2001, August 2013 and April 2019 and its implementation rules, or, collectively, the Trademark Law, the Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.
Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology in August 2017 and effective November 2017. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of Chinese internet domain names.
PRC regulations on labor contracts and social security
The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC that became effective on January 1, 2008, as amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC which was promulgated and came into effect on September 18, 2008 by the State Council, seek to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the Labor Contract Law of the PRC provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The Labor Contract Law of the PRC also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, where an employer causes any damage to the dispatched employee, the labor dispatch entity and the employer shall assume joint and several liabilities. According to the Interim Provisions on Labor Dispatch, which was promulgated in January 2014 and took effect in March 2014, to implement the provisions of the Labor Contract Law of the PRC regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit.
According to the Individual Income Tax Law of the PRC, which was promulgated on September 10, 1980 by the National People’s Congress, last amended by the SCNPC on August 31, 2018 and came into effect on January 1, 2019, companies operating in China are required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

According to the Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and came into effect on the same date, and was amended on March 24, 2002 and March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing provident funds. Employers who fail to contribute may be fined and ordered to make good the deficit within a stipulated time limit.
PRC regulations relating to employee stock incentive plan
In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. In accordance with the Stock Option Rules and relevant rules and regulations, Chinese citizens or non-Chinese citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a Chinese subsidiary of such overseas listed company, and complete certain procedures. We and our employees who are Chinese citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan are subject to such regulation. In addition, the State Taxation Administration of the PRC has issued circulars concerning employee stock options or restricted shares. Under these circulars, employees working in China who exercise stock options, or whose restricted shares vest, will be subject to Chinese individual income tax, or IIT. The Chinese subsidiaries of an overseas listed company have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold IIT of those employees related to their stock options or restricted shares. If the employees fail to pay, or the Chinese subsidiaries fail to withhold, their IIT according to relevant laws, rules and regulations, the Chinese subsidiaries may face sanctions imposed by the tax authorities or other Chinese government authorities.
PRC regulations relating to dividend distribution
Pursuant to the PRC Company Law and Foreign Investment Law, and Regulations on Implementing the Foreign Investment Law of the PRC, foreign investors may freely remit into or out of China, in RMB or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China.
In January 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities must hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall provide detailed explanations of the sources of capital and the utilization arrangements and board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.
PRC regulations relating to foreign currency exchange
The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.
The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, promulgated by the SAFE on March 30, 2015 and last amended on March 23, 2023, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects, or Circular 16, promulgated by the SAFE on and effective as of June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. Recently, Circular 16 has further been amended by Circular of the State Administration of Foreign Exchange on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation issued by SAFE on December 4, 2023 to further clarify restrictions on the use of domestic institutions’ income from foreign exchange receipts under capital account and the RMB funds obtained from the settlement.
On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28. Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises will be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects. Such provisions have recently been replaced by Circular on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation that when non-investing foreign-funded enterprise makes domestic equity investment with capital funds in the domestic currency, the investee will handle the registration for the acceptance of domestic reinvestment and open a capital account to receive funds, and no entry registration of cash contribution is further required. The domestic institution that transfers the equity will, in accordance with the relevant provisions, register the receipt of domestic reinvestment and open a settlement account under the capital account to receive the consideration for equity transfer.
According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use will be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank will conduct spot checking in accordance with the relevant requirements.
On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later partly amended on May 29, 2016, and March 23, 2023. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from SAFE or its authorized branch. On February 15, 2012, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic

Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.
PRC regulations of commercial bribery
Pursuant to specific provisions in the amended PRC Anti-Unfair Competition Law effective from April 23, 2019, commercial bribery is prohibited. Both the bribe giver and bribe recipient are subject to civil and criminal liability. Further, pharmaceutical companies involved in a criminal investigation or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by its provincial health and family planning administrative department. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry, which became effective on March 1, 2014, provincial health and family planning administrative departments formulate the implementing measures for the establishment of Adverse Records of Commercial Briberies. If a pharmaceutical company is listed in the Adverse Records of Commercial Briberies for the first time, their production is not required to be purchased by public medical institutions. A pharmaceutical company will not be penalized by the relevant Chinese government authorities merely by virtue of having contractual relationships with distributors or third-party promoters who are engaged in bribery activities, so long as such pharmaceutical company and its employees are not utilizing the distributors or third-party promoters for the implementation of, or acting in conjunction with them in, the prohibited bribery activities. In addition, a pharmaceutical company is under no legal obligation to monitor the operating activities of its distributors and third-party promoters, and it will not be subject to penalties or sanctions by relevant Chinese government authorities as a result of failure to monitor their operating activities.
PRC regulations of product liability
Along with the strict new drug approval process, certain Chinese laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in China. Under current PRC law, manufacturers and vendors of defective products in China may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or PRC Civil Law, promulgated on April 12, 1986 and amended on August 27, 2009, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury. The Civil Code of the PRC, or PRC Civil Code, which was promulgated in May 2020 and became effective on January 1, 2021, amalgamates and replaces a series of specialized laws in civil law area, including the PRC Civil Law. The rules on product liability in the PRC Civil Code remain consistent with the rules in the PRC Civil Law.
On February 22, 1993, the Product Quality Law of the PRC, or Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised on July 8, 2000, August 27, 2009 and December 29, 2018 respectively. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.
The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and was amended on August 27, 2009 and October 25, 2013 to protect consumers’ rights when they purchase or use goods and accept services. According to which, all business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. Under the amendment on October 25, 2013, all business operators shall pay high attention to protect the customers’ privacy and strictly keep confidential any consumer information they obtain during the business operation. In addition, in extreme situations, pharmaceutical product manufacturers and operators may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.
PRC tort law
Under the Tort Law of the PRC, or the Tort Law, which became effective on July 1, 2010, if damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as the issuance of a warning, or the recall of products in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages. The PRC Civil Code amalgamated and replaced the Tort Law effective January 1, 2021. The rules on tort in the PRC Civil Code are generally consistent with the Tort Law.
PRC regulations on cyber security review and data privacy
On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. In addition, pursuant to the Cyber Security Law of the PRC, personal information and important data collected and generated by a critical information infrastructure operator, or CIIO, in the course of its operations in China must be stored in China, and if a CIIO purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC.
In June 2021, the SCNPC promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities carried out within the territory of the PRC. The Data Security Law of the PRC further provides that data processing activities carried out outside of China, which harm national security, public interest or legal interests of Chinese citizens and organizations, should be subject to legal liabilities. Pursuant to the Data Security Law of the PRC, those conducting data handling activities should, in accordance with laws and regulations, establish and perfect a data security management system across their entire workflow and adopt the corresponding technical measures and other necessary measures to ensure data security.
In July 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021 and further clarified the definition of critical information infrastructure. Under such regulations, critical information infrastructure refers to the important network facilities and information systems in crucial industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, national economy, the people’s livelihood and public interests. According to such regulations, a CIIO is required to perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security tests and risk assessments at least once a year. The security protection departments are responsible for organizing the identification of CIIOs in their respective industries and areas in accordance with the identification rules and shall inform the identification results to the operators of network facilities and information systems in a timely manner and in the meanwhile report such results to the public security department of the State Council.
In December 2021, the CAC and related authorities promulgated the Cybersecurity Review Measures, or the Cybersecurity Measures, which took effect on February 15, 2022. According to the Cybersecurity Measures, a

company is subject to cybersecurity review if it affects or may affect national security and falls under any of the following circumstances: (1) it is a CIIO who purchases network products and service, or (2) it is a network platform operator who carries out data processing activities. In addition, any network platform operator possessing over one million users’ personal information must apply for a cybersecurity review before listing abroad. Relevant PRC regulatory authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.
The Personal Information Protection Law, or the PIPL, which took effect on November 1, 2021, outlines the main system framework and comprehensive requirements for personal information processing. The PIPL provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The PIPL also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the PIPL contains proposals for significant fines for serious violations of up to RMB50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.
On March 22, 2024, the CAC enacted the Provisions on Promoting and Regulating Cross-Border Data Flows, or the Cross-Border Data Flows Provisions, further regulating that a data processor’s responsibility to conduct cybersecurity review such as applying for the data export security assessment, submitting the standard contract filing, or obtaining the compliance certification can be exempted under certain circumstances, including, among others: (1) an individual’s information must be provided abroad for entering into or performing a contract which the individual is a contracting party, such as for cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa processing and examination services; (2) an employee’s information must be provided abroad for human resource management under the labor-relating rules and regulations and a collective contract signed in accordance with the law; (3) an individual’s information that must be provided abroad to protect the safety of his/her life and property under emergency circumstances; and (4) the cumulative number of the individuals’ information that a data processor (other than CIIO) transferred abroad in a year since January 1 is smaller than 100,000 individuals and no sensitive personal information is included.
PRC regulations on securities offering and listing outside of China
On February 17, 2023, the China Securities Regulatory Commission promulgated the Trial Measures, and relevant notes and supporting guidelines, which came into effect on March 31, 2023. The Trial Measures seek to regulate all types of overseas offerings and listings by PRC based companies, including: (a) direct overseas listings, i.e. overseas listings by joint-stock companies which are established in PRC; and (b) indirect overseas listings, i.e. overseas listings by PRC based companies in the names of an overseas entity, if such issuers meets both of the following conditions: (1) more than 50% of its audited financial indicators (either operating revenue, profits, total assets or net assets) for the most recent accounting year is accounted for by its PRC-based companies, and (2) major business activities or operations are conducted within the territory of PRC; main places of business are located within the territory of the PRC; or the majority of senior management staff domicile in the PRC or are Chinese citizens.
Meanwhile, overseas offering and listing would be prohibited under certain circumstances, including but not limited to (1) the offering and listing are expressly forbidden by the Chinese laws, regulations and relevant rules; (2) the intended overseas securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws or (3) there are material disputes with regard to the ownership of the equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. If a domestic company falls into the circumstances where overseas offering and listing is prohibited prior to the overseas offering and listing, the domestic company will postpone or terminate the intended overseas offering and listing, and report to the CSRC and competent authorities under the State Council in a timely manner. If domestic companies fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million. The controlling shareholders and actual controllers of such domestic companies that organize or instruct the aforementioned violations would be fined up to RMB10 million and directly liable persons-in-charge and other directly liable persons would be each fined up to RMB5 million.
On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which became effective from March 31,2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services will, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and will not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises will be kept in the PRC. Without the approval of relevant competent authorities, it will not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it will be subject to the approval procedures in accordance with relevant PRC regulations.

Management
Executive officers and directors
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.
Name	Age	Position(s)
Executive Officers
Dajun Yang, M.D., Ph.D.	61	Chairman, Chief Executive Officer and Director
Yifan Zhai, M.D., Ph.D.	61	Chief Medical Officer
Jin Cao	38	Head of Finance
Raymond Jeffrey Kmetz	66	Chief Business Officer
Thomas J. Knapp	71	Senior Vice President, General Counsel
Non-Employee Directors
Simon Dazhong Lu, Ph.D.	55	Director
Wei Ren	44	Director
David Sidransky, M.D.	63	Director
Shaomeng Wang, Ph.D.	60	Director
Changqing Ye	53	Director
Executive officers
Dajun Yang, M.D., Ph.D. is our co-founder and has served as our Chief Executive Officer since 2009 and as Chairman and a member of our board of directors since 2017. Prior to co-founding our company, Dr. Yang co-founded Ascenta Therapeutics, Inc., where he was a Senior Vice President of Research and Preclinical Development between 2004 and 2008. Prior to that, Dr. Yang was a part-time professor and supervisor of doctoral students at the Cancer Center at Sun Yat-sen University from 2003 to 2006 and an Associate Professor of Biochemistry and Molecular Biology, an Associate Professor of Oncology and Senior Investigator at the Lombardi Cancer Center at Georgetown University from 1995 to 2001. Dr. Yang is also a co-founder of two national magazines in China, “Chinese Medical Students” and “Family Doctors”. Dr. Yang received his Bachelor’s in Medicine and his Master’s in Oncology from Sun Yat-sen University in China and his Ph.D. in Genetics from Michigan State University.
Yifan Zhai, M.D., Ph.D. has served as our Chief Medical Officer since July 2013. Dr. Zhai was the President of the Chinese Biopharmaceutical Association-USA from 2009 to 2010. From 2007 to 2010, Dr. Zhai served as Chief Scientific Officer of Celladon Corporation, a biotechnology company previously listed on Nasdaq until its merger with Eiger Biopharmaceuticals, Inc. Prior to that, she served as Executive Director of Anaborex (Shanghai) R & D Co., Ltd. from 2007 to 2008, as Chief Scientific Officer at Oncomax Acquisition Corp. from 2005 to 2007, as President of HealthQuest Inc. from 2003 to 2005, as Director of the Department of Pharmacology at Exelixis, Inc. (Nasdaq: EXEL) from 2001 to 2003, as a Senior Research Scientist at Bayer Pharmaceuticals Corp. from 1999 to 2001, and as a Scientist at Human Genome Sciences Inc. (acquired by GSK plc), from 1996 to 1999. Dr. Zhai was a Postdoctoral Fellow at the surgery branch of the National Cancer Institute from 1993 to 1996. Dr. Zhai received her M.D. from Sun Yat-sen University in China and her Ph.D. in Pharmacology and Toxicology from Michigan State University.
Jin Cao has been our Head of Finance since December 2020. Prior to joining our company, he was Deputy Director of Finance of Simcere Pharmaceutical from 2016 to 2020. Mr. Cao started his career in Huawei Technology South America Division and served as regional Chief Accountant, where he was in charge of a number of finance and control functions in various operations. Mr. Cao received a Bachelor of Literature from Nanjing University and is a Certified Public Accountant and Certified Tax Advisor in China and also has Legal Professional Qualification from the Ministry of Justice of China.

Raymond Jeffrey Kmetz has served as our Chief Business Officer since February 2019. During 2018, he was Chief Business Officer at Pulse Biosciences Inc. (Nasdaq: PLSE). From 2012 to 2018, Mr. Kmetz worked at Pharmacyclics LLC, a biopharmaceutical company focused on developing cancer therapies, as Senior Director in Marketing and later as Head of Commercial Development. From 2010 to 2012, he was the Director of Marketing at Alexion Pharmaceuticals, Inc., a subsidiary of AstaZeneca plc (Nasdaq: AZN). From 2007 to 2010, Mr. Kmetz worked at Bayer Corporation, a multinational pharmaceutical and life science company, as Director of Global Strategic Marketing and later as head of its Hematology franchise. From 2001 to 2007, Mr. Kmetz served as Associate Director of Oncology Marketing at Berlex Laboratories Inc. (acquired by Bayer HealthCare Pharmaceuticals). Mr. Kmetz received his Bachelor’s in Biology from Virginia Polytechnic Institute and State University and a Marketing Certificate from the Anderson School of Business at the University of California, Los Angeles.
Thomas J. Knapp, J.D. has served as our Senior Vice President, General Counsel since March 2019. He was previously our Senior Vice President of Legal Affairs from 2018 to March 2019. From 2018 to February 2019, he served as a consultant at SELLAS Life Sciences Group, Inc. (Nasdaq: SLS), which acquired Galena Biopharma, Inc. in a reverse merger. Prior to that, from 2015 to 2018, Mr. Knapp was the General Counsel and Corporate Secretary at Galena Biopharma, Inc., a biopharmaceutical company previously listed on Nasdaq. From 2010 to 2015, he was Executive Vice President, Chief Legal Officer and Corporate Secretary of Sucampo Pharmaceuticals, Inc., a biopharmaceutical company acquired by Mallinckrodt Pharmaceuticals. From 2009 to 2010, he was a consultant to NorthWestern Energy Corporation (NYSE: NWE) and Of Counsel at Exemplar Law Partners, LLC, where he advised clients on renewable energy and financing funding. From 2003 to 2008, he was Vice President, General Counsel and Corporate Secretary at NorthWestern Energy Corporation (NYSE: NWE). From 1996 to 1998 and 1999 to 2002, he was Of Counsel at Paul Hastings LLP and has also served as Assistant General Counsel of The Boeing Company (NYSE: BA) from 1998 to 1999. Mr. Knapp was appointed as the Assistant Attorney General of the State of Illinois in 1978. In addition, he was also a mediation panelist of the American Bar Association from 2015 to 2018. From 2017 to April 2019, Mr. Knapp served on the board of directors of Osiris Therapeutics, Inc., which was previously listed on Nasdaq (Nasdaq: OSIR) and subsequently acquired by Smith & Nephew plc (NYSE: SNN) in April 2019. Mr. Knapp received his Bachelor’s in Political Science and Business from the University of Illinois Urbana-Champaign and his Juris Doctor from the Loyola University of Law.
Non-Employee Directors
Simon Dazhong Lu, Ph.D. has served as a member of our board of directors since 2018. Since 2009, Dr. Lu has served as the Managing Director and Partner of SDIC Fund Management Company Ltd., a PRC-based private equity fund manager. From 2008 and 2009, Dr. Lu worked at CEL Partners, a private equity firm that focuses on buy-outs, acquisitions and mergers. From 2002 to 2007, Dr. Lu served as the Investment Manager and Partner of Shanghai Newmargin Ventures, a venture capital management company based in the PRC. Prior to that, Dr. Lu worked in a number of financial institutions, including China International Capital Corporation Limited, an investment bank based in the PRC from 2001 to 2002. Dr. Lu received his Bachelor’s in Economics from Nankai University in China. He received his Master’s in Business Administration from McGill University in Canada, and his Ph.D. in Economics from Nankai University in China.
Wei Ren has served as a member of our board of directors since June 2019. Mr. Ren has been a lawyer at Jingtian & Gongcheng, a law firm in the PRC, since 2003, where he has served as a Partner since 2009. Mr. Ren received his Bachelor’s in Law and his Bachelor’s in Economics from Peking University in China.
David Sidransky, M.D. has served as a member of our board of directors since March 2021. Dr. Sidransky currently serves as the director of the Head and Neck Cancer Research Division, Professor of Otolaryngology—Head and Neck Surgery, Professor of Cellular and Molecular Medicine, and Professor of Urology and Genetics at The Johns Hopkins University. Dr. Sidransky also currently serves as Professor of Oncology at the Johns Hopkins Oncology Center. Dr. Sidransky completed a fellowship in Oncology at The Johns Hopkins University and Hospital in 1992 and was appointed to its faculty that year. Dr. Sidransky is a member of the American Association of Cancer Research and the American Society of Clinical Oncology and has received certifications from the American

Board of Internal Medicine and the American Board of Medical Oncology. In addition, Dr. Sidransky currently sits on the National Board of Scientific Advisors of the National Cancer Institute. Dr. Sidransky is a founder of Champions Oncology, Inc. (Nasdaq: CSBR) and serves as a director of Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD), Orgenesis Inc. (Nasdaq: ORGS) and Ayala Pharmaceuticals, Inc. (OTCQX: ADXS). He is also Chairman of the Medical Advisory Board of the Flight Attendants Medical Research Foundation and the Adenocystic Carcinoma Research. Dr. Sidransky has received numerous honors, such as the Israel Cancer Research Fund Osserman Award, the AACR-Richard and Hinda Rosenthal Foundation Award, the Toby Comet Award Bar Ilan University and the AACR Team Award Theme Circulating DNA. Dr. Sidransky received his Bachelor’s in Chemistry from Brandeis University and his M.D. from the Baylor College of Medicine.
Shaomeng Wang, Ph.D. is our co-founder and has served as a member of our board of directors since 2017 and as chairman of our Scientific Advisory Board since 2010. Dr. Wang joined the University of Michigan in 2001 as a tenured faculty and is currently a Warner-Lambert/Parke Davis Professor in Medicine at the University of Michigan, Ann Arbor, where he also serves as director of the Michigan Center for Therapeutic Innovation. Prior to that, he served as an Assistant Professor from 1996 to 2000 and as Associate Professor from 2000 to 2001 at the Georgetown University Medical Center. Dr. Wang received his Bachelor’s in Chemistry from Peking University in China, his Ph.D. in Chemistry from Case Western Reserve University and did his postdoctoral training at the National Cancer Institute, National Institutes of Health. Dr. Wang served as the Editor-in- Chief for the Journal of Medicinal Chemistry, American Chemical Society from 2011 to 2020.
Changqing Ye has served as a member of our board of directors since June 2019. From 2011 to 2015, Mr. Ye served as the Managing Director, Chief Financial Officer and a member of the investment committee at CITIC Private Equity Funds, a PRC-based private equity fund. Prior to that, from 1993 to 2011, Mr. Ye worked at PricewaterhouseCoopers Zhong Tian LLP, most recently as the Partner and Service Line Leader of the firm’s advisory services and transaction services at the firm’s Shanghai Office. Mr. Ye currently serves as an independent non-executive director of Baozun Inc. (Nasdaq: BZUN), Niu Technologies (Nasdaq: NIU), VNET Group, Inc. (Nasdaq: VNET) and NWTN Inc. (Nasdaq: NWTN), Jinxin Fertility Group Limited (HKEX Stock Code: 1951) and Hygeia Healthcare Holdings Co., Limited (HKEX Stock Code: 6078). He previously served as an independent non-executive director of Luzhou Bank Co., Ltd. (formerly known as Luzhou City Commercial Bank Co., Ltd. (HKEX Stock Code: 1983)). Mr. Ye received his Bachelor’s in Journalism from Huazhong University of Science and Technology in China, and his Master’s in Business Administration from the University of Warwick in the United Kingdom. Mr. Ye has been a Certified Public Accountant of the PRC since 1994.
Family relationships
Dr. Yang and Dr. Zhai are married. Dr. Yang and Dr. Zhai will continue to serve as executive officers of our Company following this offering.
Board of directors
Our board of directors currently consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly, materially interested provided such director, if his or her interest in such contract or transaction is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our non-employee directors has a service contract with us that provides for benefits upon termination of service.
Director independence
As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors, subject to certain phase-in schedules. Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a relationship with us that could interfere with such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that                 , representing           of our                 directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and corporate governance rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director.
Board committees
We have established three committees under the board of directors: an audit committee, a remuneration committee and a nomination committee. We have adopted terms of reference for each of the three committees. Each committee’s members and functions are described below.
Audit committee
The Audit Committee is comprised of three members, namely Dr. Simon Dazhong Lu, Changqing Ye and Wei Ren, with Changqing Ye serving as chairman. We have determined that each of           and           satisfies the “independence” requirements of Nasdaq and Rule 10A-3 under the Exchange Act. We have determined that           qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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making recommendations to our board of directors on the appointment, re-appointment and removal of the external auditor;

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reviewing and monitoring the external auditor’s independence and objectivity and the effectiveness of the audit process in accordance with applicable standards;

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developing and implementing policies on engaging an external auditor to supply non-audit services;

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discussing with the external auditor the nature and scope of the audit and relevant reporting obligation;

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monitoring integrity of the Company’s financial statements, annual reports and accounts, half-year reports and reviewing significant financial reporting judgements contained therein;

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reviewing the Company’s financial controls, risk management and internal control systems;

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ensuring co-ordination between the internal and external auditors;

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reviewing the Company’s financial and accounting policies and practices;

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preforming the corporate governance functions delegated by the board of directors; and

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monitoring the Company’s environmental, social and governance issues.

Remuneration committee
Our remuneration committee consists of Wei Ren, Dr. Dajun Yang and Changqing Ye, with Wei Ren serving as chairman. We have determined that each of           satisfies the “independence” requirements of Nasdaq. The remuneration committee assists the board in reviewing and approving the remuneration structure, including all forms of remuneration, relating to our directors and executive officers. The remuneration committee is responsible for, among other things:
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making recommendations to the board of directors on all the Company’s remuneration policy and structure for the members of the board of directors and senior management and on the establishment of formal and transparent procedures for developing remuneration policy;

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being responsible for either (1) determining, with delegated responsibility by the board of directors, the remuneration packages of the individual executive directors and senior management; or (2) making recommendations to the board of directors on the remuneration packages of individual executive directors and senior management (this should include benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of office or appointment);

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making recommendations to the board of directors on the remuneration of non-executive directors;

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considering salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Company;

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reviewing and approving the remuneration packages of all directors and senior management with reference to corporate goals and objectives resolved by the board of directors from time to time;

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reviewing and approving compensation payable to the executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and reasonable and not excessive;

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reviewing and approving compensation arrangements relating to dismissal or removal of the directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate;

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ensuring that no director or any of his/her associates is involved in deciding his/her own remuneration;

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advising our shareholders on how to vote with respect to any service contracts of the directors that require the shareholders’ approval under the                 ;

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reviewing the Company’s policy on expense reimbursements for the directors and senior management; and

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to review and/or approve matters relating to share schemes under                 .

Nomination committee
Our nomination committee consists of Wei Ren, Dr. Dajun Yang and Dr. David Sidransky, with Dr. Dajun Yang serving as chairman. We have determined that each of         satisfies the “independence” requirements of Nasdaq. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:
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reviewing the structure, size and composition (including the skills, knowledge and experience) of the board of directors and making recommendations on any proposed changes to the board of directors to complement the Company’s corporate strategy;

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making recommendation to the board of directors on the appointment or re-appointment of directors and succession plans for directors, in particular the chairperson and the chief executive officer;

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identifying individuals suitably qualified to become board members and selecting or making recommendations to the board of directors on the selection of individuals nominated for directorships;

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assessing the independence of independent non-executive directors;

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evaluating the balance of directors;

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reviewing annually the time required from the non-executive directors; and

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making recommendation to the board of directors concerning (a) formulating succession plans for executive directors and non-executive directors; (b) assessing the independence of the independent non-executive directors; (c) memberships of the Company’s audit and remuneration committees, in consultation with the chairman of those committees; (d) the re-appointment of any non-executive director at the conclusion of their specified term of office having given due regard to their performance and ability to continue to contribute to the board in light of the knowledge, skills and experience required; and (e) the continuation (or not) in service of any director who has reached the age of 70.

Duties of directors
Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.
Our board of directors has powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
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convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

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declaring dividends and distributions;

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appointing officers and determining the term of office of the officers;

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exercising the borrowing powers of our company and mortgaging the property of our company; and

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approving the transfer of shares in our company, including the registration of such shares in our share register.

See “Description of share capital—Differences in corporate law” for additional information on our standard of corporate governance under Cayman Islands law.
Terms of directors and officers
Our board of directors will consist of a minimum of two directors. Our officers are elected by, and serve at the discretion of, our board of directors. At each annual general meeting, one-third of the then-seated members of the board of directors, or, if the number of the members of the board of directors then seated is not three or a multiple of three, then the number nearest to, but not less than, one-third of the members of the board of directors, shall retire from office, provided that each member of the board of directors (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall be eligible for re-election at the general meeting at which a director retires. The members of our board of directors to retire by rotation shall include any member of the board of directors who desires to retire and not to seek re-election to our board of directors. Any member of the board of directors who has not been subject to retirement by rotation in the three years preceding the annual general meeting shall retire by rotation at such annual general meeting. Members of our board of directors are not required to retire upon reaching any particular age. We may from time to time in general meeting by ordinary resolution elect any person to be a director either to fill a vacancy or as an addition to the existing members of the board of directors. Any director so appointed shall be subject to retirement by rotation pursuant to our second amended and restated articles of association.
A member of our board of directors may be removed by ordinary resolution before the expiration of his or her term of office (but without prejudice to any claim which such director may have for damages for any breach of any contract with our company) and may by ordinary resolution appoint another individual in his or her place.
A member of our board of directors shall be vacated if: (1) he or she becomes bankrupt or makes any arrangement or composition with his or her creditors; (2) he or she dies or becomes of unsound mind pursuant to an order made by any competent court or official; (3) he or she is absent from meetings of the board of directors for six consecutive months without special leave; (4) he or she is prohibited by law from serving as a member of the board of directors or is removed from office pursuant to our second amended and restated articles of association; (5) he or she resigns by delivering notice in writing to our company at our registered office or at our headquarters or tendered at a meeting of our board of directors; (6) he or she is removed from office by an ordinary resolution of our company; or (7) he or she is removed from office in writing signed by no less than three-fourths of the then sitting members of our board of directors.

Employment agreements
Dajun Yang Labor Contract
Dr. Yang’s services in China are governed by a Labor Contract with Suzhou Ascentage Pharma Co., Ltd., or the Yang Labor Contract. The Yang Labor Contract has a term of five years, ending July 31, 2027, and provides for salary, and transportation, meal and communication subsidies. Other than in connection with an enumerated breaches or actions by Dr. Yang or by Suzhou Ascentage Pharma Co., Ltd., the Yang Labor Contract may only be terminated in accordance with the Labor Contract Law of the People’s Republic of China. Dr. Yang is also subject to customary invention assignment and confidentiality provisions.
Yifang Zhai Labor Contract
Dr. Zhai’s services in China are governed by a Labor Contract with Guangzhou Healthquest Pharma Co., Ltd., or the Zhai Labor Contract. The Zhai Labor Contract has a term of five years, ending May 31, 2025, and provides for salary, and transportation, meal and communication subsidies. Other than in connection with an enumerated breaches or actions by Dr. Zhai or by Guangzhou Healthquest Pharma Co., Ltd., the Zhai Labor Contract may only be terminated in accordance with the Labor Contract Law of the People’s Republic of China. Dr. Zhai is also subject to customary invention assignment and confidentiality provisions.
Jeff Kmetz Employment and Severance Agreements
In January 2019, Ascentage Pharma Group Corp Limited entered into an employment letter agreement with Mr. Kmetz, our Chief Business Officer, or the Kmetz Employment Letter. The Kmetz Employment Letter has no specific term and provides for at-will employment. In accordance with the Kmetz Employment Letter, Mr. Kmetz is currently eligible for an annual salary of USD$424,360, and an annual bonus opportunity of 25% of his annual salary, and Mr. Kmetz is eligible for reimbursement of expenses incurred by him in connection with rendering services. Also in January 2019, Ascentage Pharma Group Corp Limited entered into a severance letter agreement with Mr. Kmetz, or the Kmetz Severance Letter. The Kmetz Severance letter provides that, in the event his employment is terminated without “cause” (as defined in the Kmetz Severance Letter), Mr. Kmetz will receive six (6) months of his annual base salary in effect immediately prior to his termination, subject to his execution of a release of claims in favor of the Company. Mr. Kmetz is also subject to customary invention assignment, confidentiality, and non-solicitation provisions.
Thomas Knapp Offer Letter
In September 2018, Ascentage Pharma Group Corp Limited entered into an employment letter agreement with Thomas Knapp, Esq., as amended in March 2019, or the Knapp Employment Letter. The Knapp Employment Letter has no specific term and provides for at-will employment. In accordance with the Knapp Employment Letter, Mr. Knapp is currently eligible for an annual salary of USD$410,754, and an annual bonus opportunity of 25% of his annual salary. Mr. Knapp is also subject to customary invention assignment and confidentiality provisions.
Shaomeng Wang Service Agreement
In March 2022, Ascentage Pharma Group Corp Limited entered into an independent contractor service agreement with Dr. Wang, or the Wang Service Agreement. The Wang Service Agreement provides (1) for a term of three years ending March 1, 2025, (2) for annual compensation during the term in the amount of US$165,375 per year, paid monthly, and (3) that Dr. Wang is eligible for reimbursement of expenses incurred by him in connection with rendering services to the Company, including related travel and living expenses. The Wang Service Agreement provides for customary invention assignment, confidentiality, and non-solicitation provisions.

Compensation of directors and executive officers
Compensation of chief executive officer
The following table sets out the compensation awarded to Dr. Dajun Yang, our Chairman, Chief Executive Officer and Director, in the fiscal year ended December 31, 2023.
Name	Fees (RMB)	Fees (USD)	Salaries, allowances and benefits in kind (RMB)	Salaries, allowances and benefits in kind (USD)	Share option expenses (RMB)	Share option expenses (USD)	Pension scheme contributions(1) (RMB)	Pension scheme contributions(1) (USD)	Total (RMB)	Total (USD)
Dr. Dajun Yang	—	—	4,528,000	623,074	—	—	253,000	34,814	4,781,000	657,888
(1) Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for, among other things, his or her pension insurance.
Compensation of key management personnel of our company
The following table sets out the aggregate compensation awarded to Dr. Dajun Yang, Dr. Shaomeng Wang, Dr. Simon Dazhong Lu, Dr. Yifan Zhai, Jeffrey Raymond Kmetz, Thomas Joseph Knapp, and Yifei Zhu, as a group, in the fiscal year ended December 31, 2023.
Short term employee benefits (RMB)	Short term employee benefits (USD)	Equity- settled shares-based payment expenses (RMB)	Equity- settled shares-based payment expenses (USD)	Post- employment benefits (RMB)(1)	Post- employment benefits (USD)(1)	Total (RMB)	Total (USD)
20,118,000	2,768,329	1,763,000	242,597	986,000	135,678	22,867,000	3,146,604
(1) Consists of amounts contributed by (1) our PRC subsidiaries to statutory PRC post-employment programs, or (2) our US subsidiary to its defined contribution 401(k) savings plan, as applicable.
Compensation of directors
The following table sets out the compensation awarded to our non-executive directors in the fiscal year ended December 31, 2023.
Name	Fees	Fees	Salaries, Allowances and Benefits in Kind	Salaries, Allowances and Benefits in Kind	Share Option Expenses	Share Option Expenses	RSU Expenses	RSU Expenses	Pension Scheme Contributions	Pension Scheme Contributions	Total	Total
	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)
Non-Executive Directors
Dr. Shaomeng Wang	—	—	1,165,000	160,309	—	—	—	—	—	—	1,165,000	160,309
Dr. Simon Dazhong Lu	—	—	—	—	25,000	3,440	—	—	—	—	25,000	3,440
Independent Non-Executive Directors
Mr. Changqing Ye	423,000	58,207	—	—	—	—	79,000	10,871	—	—	502,000	69,078
Dr. Zheng Yin(1)	423,000	58,207	—	—	—	—	79,000	10,871	—	—	502,000	69,078
Mr. Wei Ren	423,000	58,207	—	—	—	—	79,000	10,871	—	—	502,000	69,078
Dr. David Sidransky	423,000	58,207	—	—	—	—	87,000	11,972	—	—	510,000	70,179
(1) Dr. Yin resigned as a member of our board of directors effective as of June 7, 2024.
Equity compensation
On May 19, 2023, we granted an aggregate of 1,237,884 restricted share units, or RSUs, representing 1,237,884 ordinary shares, under our 2018 Restricted Share Unit Scheme, or 2018 RSU Plan, to 73 selected persons, or the 2018 Further Grant, who are employees of our company, among which 46,972 RSUs, representing 46,972 ordinary shares, were granted to Dr. Yang, and 126,000 RSUs, representing 126,000 ordinary shares, were granted to Dr. Zhai.
For further details of the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme, please refer to the description below.
Equity incentive plans
2018 restricted share unit scheme
Our 2018 RSU Plan was originally adopted in July 2018.
Our 2018 RSU Plan allows us to provide restricted share units, or RSUs, to existing or incoming employees, directors or officers of ours, our subsidiaries and companies whose financial results have been consolidated and accounted as subsidiaries of Ascentage Pharma by virtue of the contractual arrangements.
Under our 2018 RSU Plan, we may issue RSUs covering a maximum of 5,274,657 ordinary shares. As of June 30, 2024, RSUs covering nil ordinary shares were outstanding under our 2018 RSU Plan.
Purpose of the 2018 RSU Plan.   The purpose of our 2018 RSU Plan was to incentivize the existing and incoming directors, senior management and employees for their contribution to our company and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of our company by providing them with the opportunity to own equity interests in our company.
Plan Administration.   Our 2018 RSU Plan is administered by our board of directors or a duly authorized committee of our board of directors, or the Administrator. The decision of the Administrator as to all matters relating to our 2018 RSU Plan or its interpretation or effect is final and binding.
We appointed a trustee to assist with the administration and vesting of RSUs granted pursuant to our 2018 RSU Plan. All ordinary shares underlying the RSUs granted and to be granted under the RSU 2018 Plan are or were transferred, allotted or issued to the trustee.
Eligibility.   Existing or incoming employees, directors (whether executive or non-executive) or officers of the Company or any member of our company were eligible to receive grants of RSUs.
Restricted Share Units.   Each RSU represents one underlying ordinary share, and represent a conditional right granted to any participant to obtain the corresponding economic value of the underlying ordinary shares, less any tax, stamp duty and other charges applicable, as determined by the Administrator in its absolute discretion. Subject to the provisions of our 2018 RSU Plan, the Administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the timing of payment. Each award of RSUs is evidenced by a grant letter setting forth the material terms of such award.
Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Administrator will send a vesting notice to each relevant participant confirming the extent to which the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, and the number of ordinary shares (and, if applicable, the cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions in respect of those ordinary shares) involved. RSUs that are vested may be exercised (in whole or in part) by serving an exercise notice in writing on the trustee and copied to the Company on the terms set forth in the letter of grant, vesting notice or other applicable agreement between the Company and a participant. Unvested RSUs terminate on a participant’s termination of employment or service or upon an attempt to transfer or encumber the RSUs in an impermissible manner under the terms of our 2018 RSU Plan. Additionally, RSUs will be forfeited if a participant breaches certain restrictive covenants set forth in our 2018 RSU Plan.

The Administrator may at its discretion cancel any RSU that has not vested or lapsed, provided that the Company must either (1) cash out the RSUs, (2) grant a replacement award of equivalent value, or (3) make other arrangements to compensate the applicable participant.
Non-transferability of Awards.   The RSUs granted under our 2018 RSU Plan are personal to each participant and are not assignable. Participants are prohibited from selling, transferring, assigning, charging, mortgaging, encumbering, hedging or creating any interest in favor of any other person over or in relation to any property held by the trustee on trust for the participants, the RSUs, or any interest or benefits therein.
Certain Adjustments.   In the event of any capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company, the Administrator may make such equitable adjustments, designed to protect participants’ interests, to the number of ordinary shares underlying the outstanding RSUs or to the amount of the equivalent value, as it may deem appropriate at its absolute discretion.
Corporate Transactions.   If a general offer to acquire the ordinary shares (whether by takeover offer, merger, or otherwise in a like manner) is made to all of the shareholders of the Company (or shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and the general offer to acquire the ordinary shares is approved and the offer becomes or is declared unconditional in all respects, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.
If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies and a notice is given by the Company to its shareholders to convene a general meeting to consider and if thought fit approve such compromise or arrangement and such shareholders’ approval is obtained, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.
If, prior to the termination of our 2018 RSU Plan, an effective resolution is passed for the voluntary winding-up of the Company (other than for the purposes of a reconstruction, amalgamation or scheme of arrangement), all outstanding RSUs shall be treated as having vested immediately. No ordinary shares will be transferred, and no cash alternative will be paid, to the participant, but the participant will be entitled to receive out of the assets available in liquidation on an equal basis with the Company’s shareholders such sum as they would have received in respect of the RSUs.
Amendment and Termination.   Our board of directors may, at any time, terminate or amend our 2018 RSU Plan in any respect, provided that consent is needed for material amendments to the 2018 RSU Plan or amendment of awards which are materially adverse to a participant.
2021 restricted share unit scheme
Our 2021 Restricted Share Unit Scheme, or 2021 RSU Plan, was adopted in February 2021.
Our 2021 RSU Plan allows us to provide RSUs to existing or incoming employees, directors or officers of our company.
Under our 2021 RSU Plan, we may issue RSUs covering a maximum of 3,133,526 ordinary shares. As of June 30, 2024, RSUs covering 42,586 ordinary shares were outstanding under our 2021 RSU Plan.
Purpose of the 2021 RSU Plan.   The purpose of our 2021 RSU Plan was to incentivize the existing and incoming directors, senior management and employees for their contribution to our company and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of our company by providing them with the opportunity to own equity interests in the Company.
Plan Administration.   Our 2021 RSU Plan is administered by the plan Administrator (which is similarly defined under the 2021 RSU Plan as under our 2018 RSU Plan). The decision of the Administrator as to all matters relating to our 2021 RSU Plan or its interpretation or effect is final and binding.

We appointed a trustee to assist with the administration and vesting of RSUs granted pursuant to our 2021 RSU Plan. All ordinary shares underlying the RSUs granted and to be granted under the RSU 2021 Plan are or were transferred, allotted or issued to the trustee.
Eligibility.   Existing or incoming employees, directors (whether executive or non-executive) or officers of the Company or any member of our company were eligible to receive grants of RSUs.
Restricted Share Units.   Each RSU represents one underlying ordinary share, and represent a conditional right granted to any participant to obtain the corresponding economic value of the underlying ordinary shares, less any tax, stamp duty and other charges applicable, as determined by the Administrator in its absolute discretion. Subject to the provisions of our 2021 RSU Plan, the Administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the timing of payment. Each award of RSUs is evidenced by a grant letter setting forth the material terms of such award.
Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Administrator will send a vesting notice to each relevant participant confirming the extent to which the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, and the number of ordinary shares (and, if applicable, the cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions in respect of those ordinary shares) involved. RSUs that are vested may be exercised (in whole or in part) by serving an exercise notice in writing on the trustee and copied to the Company on the terms set forth in the letter of grant, vesting notice or other applicable agreement between the Company and a participant. Unvested RSUs terminate on a participant’s termination of employment or service or upon an attempt to transfer or encumber the RSUs in an impermissible manner under the terms of our 2021 RSU Plan, provided that the Administrator may choose to accelerate the vesting of unvested RSUs within 30 days following a participant’s termination of service due to death. Additionally, RSUs will be forfeited if a participant breaches certain restrictive covenants set forth in our 2021 RSU Plan.
The Administrator may at its discretion cancel any RSU that has not vested or lapsed, provided that the Company must either (1) cash out the RSUs, (2) grant a replacement award of equivalent value, or (3) make other arrangements to compensate the applicable participant.
Non-transferability of Awards.   The RSUs granted under our 2021 RSU Plan are personal to each participant, and are not assignable. Participants are prohibited from selling, transferring, assigning, charging, mortgaging, encumbering, hedging or creating any interest in favor of any other person over or in relation to any property held by the trustee on trust for the participants, the RSUs, or any interest or benefits therein.
Certain Adjustments.   In the event of any capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company, the Administrator may make such equitable adjustments, designed to protect participants’ interests, to the number of ordinary shares underlying the outstanding RSUs or to the amount of the equivalent value, as it may deem appropriate at its absolute discretion.
Corporate Transactions.   If a general offer to acquire the ordinary shares (whether by takeover offer, merger, or otherwise in a like manner) is made to all of the shareholders of the Company (or shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and the general offer to acquire the ordinary shares is approved and the offer becomes or is declared unconditional in all respects, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.
If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies and a notice is given by the Company to its shareholders to convene a general meeting to consider and if thought fit approve such compromise or arrangement and such shareholders’ approval is obtained, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.
If, prior to the termination of our 2021 RSU Plan, an effective resolution is passed for the voluntary winding-up of the Company (other than for the purposes of a reconstruction, amalgamation or scheme of arrangement), all outstanding RSUs shall be treated as having vested immediately. No ordinary shares will be transferred, and no cash alternative will be paid, to the participant, but the participant will be entitled to receive out of the assets available in liquidation on an equal basis with the Company’s shareholders such sum as they would have received in respect of the RSUs.
Amendment and Termination.   Our board of directors may, at any time, terminate or amend our 2021 RSU Plan in any respect, provided that consent is needed for material amendments to the 2021 RSU Plan or amendment of awards which are materially adverse to a participant.
2022 restricted share unit scheme
Our 2022 Restricted Share Unit Scheme, or 2022 RSU Plan, was adopted in June 2022.
Our 2022 RSU Plan allows us to provide RSUs to existing or incoming employees, directors or officers of our company.
Under our 2022 RSU Plan, we may issue RSUs covering a maximum of the amount equal to 2% of the ordinary shares in issue as of the date of adoption, or 5,272,695 ordinary shares. As of June 30, 2024, RSUs covering 1,390,709 ordinary shares were outstanding under our 2022 RSU Plan.
Purpose of the 2022 RSU Plan.   The purpose of our 2022 RSU Plan was to incentivize the existing and incoming directors, senior management and employees for their contribution to our company and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of our company by providing them with the opportunity to own equity interests in the Company.
Plan Administration.   Our 2022 RSU Plan is administered by the plan Administrator (which is similarly defined under the 2022 RSU Plan as under our 2018 RSU Plan). The decision of the Administrator as to all matters relating to our 2022 RSU Plan or its interpretation or effect is final and binding.
We appointed a trustee to assist with the administration and vesting of RSUs granted pursuant to our 2022 RSU Plan. All ordinary shares underlying the RSUs granted and to be granted under the RSU 2022 Plan are or were transferred, allotted or issued to the trustee.
Eligibility.   Existing or incoming employees, directors (whether executive or non-executive) or officers of the Company or any member of our company were eligible to receive grants of RSUs.
Restricted Share Units.   Each RSU represents one underlying Share, and represent a conditional right granted to any participant to obtain the corresponding economic value of the underlying ordinary shares, less any tax, stamp duty and other charges applicable, as determined by the Administrator in its absolute discretion. Subject to the provisions of our 2022 RSU Plan, the Administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. Each award of RSUs is evidenced by a grant letter setting forth the material terms of such award.
Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Administrator will send a vesting notice to each relevant participant confirming the extent to which the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, and the number of ordinary shares (and, if applicable, the cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions in respect of those ordinary shares) involved. RSUs that are vested may be exercised (in whole or in part) by serving an exercise notice in writing on the trustee and copied to the Company on the terms set forth in the letter of grant, vesting notice or other applicable agreement between the Company and a participant. Unvested RSUs terminate on a participant’s termination of employment or service or upon an attempt to transfer or encumber the RSUs in an impermissible manner under the terms of our 2022 RSU Plan, provided that unvested RSUs will remain outstanding for 3 months following termination of employment or service. Additionally, RSUs will be forfeited if a participant breaches certain restrictive covenants set forth in our 2022 RSU Plan and any shares or consideration previously transferred to a participant in respect of RSUs may be recoverable by the trustee in accordance with the terms of our 2022 RSU Plan.

The Administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof.
The Administrator may at its discretion cancel any RSU that has not vested or lapsed, provided that the Company must either (1) cash out the RSUs, (2) grant a replacement award of equivalent value, or (3) make other arrangements to compensate the applicable participant.
Non-transferability of Awards.   The RSUs granted under our 2022 RSU Plan are personal to each participant, and are not assignable. Participants are prohibited from selling, transferring, assigning, charging, mortgaging, encumbering, hedging or creating any interest in favor of any other person over or in relation to any property held by the trustee on trust for the participants, the RSUs, or any interest or benefits therein.
Certain Adjustments.   In the event of any capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company, the Administrator may make such equitable adjustments, designed to protect participants’ interests, to the number of ordinary shares underlying the outstanding RSUs or to the amount of the equivalent value, as it may deem appropriate at its absolute discretion.
Corporate Transactions.   If a general offer to acquire the ordinary shares (whether by takeover offer, merger, or otherwise in a like manner) is made to all of the shareholders of the Company (or shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and the general offer to acquire the ordinary shares is approved and the offer becomes or is declared unconditional in all respects, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.
If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies and a notice is given by the Company to its shareholders to convene a general meeting to consider and if thought fit approve such compromise or arrangement and such shareholders’ approval is obtained, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.
If, prior to the termination of our 2022 RSU Plan, an effective resolution is passed for the voluntary winding-up of the Company (other than for the purposes of a reconstruction, amalgamation or scheme of arrangement), all outstanding RSUs shall be treated as having vested immediately. No ordinary shares will be transferred, and no cash alternative will be paid, to the participant, but the participant will be entitled to receive out of the assets available in liquidation on an equal basis with the Company’s shareholders such sum as they would have received in respect of the RSUs.
Amendment and Termination.   Our board of directors may, at any time, terminate or amend our 2022 RSU Plan in any respect, provided that consent is needed for material amendments to the 2022 RSU Plan or amendment of awards which are materially adverse to a participant.
Pre-IPO share option scheme
Our Pre-IPO Share Option Scheme, or Pre-IPO Option Plan, was adopted in July 2018.
Our Pre-IPO Option Plan allows us to provide options to purchase ordinary shares, or Options, to substantial shareholders, existing or incoming employees, directors or officers, or any other service providers of our company. Our Pre-IPO Option Plan was terminated but continues to govern the terms and conditions of the outstanding awards previously granted under our Pre-IPO Option Plan.
As of June 30, 2024, Options covering 3,178,159 ordinary shares were outstanding under our Pre-IPO Option Plan.
Purpose of the Pre-IPO Option Plan.   The purpose of our Pre-IPO Option Plan was to reward participants who contributed or would contribute to our company and to encourage participants to continue to work for our company towards enhancing the value of the ordinary shares to benefit our company and our shareholders as a whole.

Plan Administration.   Our Pre-IPO Option Plan is administered by the plan Administrator (which is similarly defined under the Pre-IPO Option Plan as under our 2018 RSU Plan). The decision of the Administrator as to all matters relating to our Pre-IPO Option Plan or its interpretation or effect is final and binding.
Eligibility.   Substantial shareholders, existing or incoming employees, directors or officers, or any other service providers of our company were eligible to receive grants of Options.
Options.   Options could be granted under our Pre-IPO Option Plan. The exercise price of Options granted under our Pre-IPO Option Plan is HK$0.01 per ordinary share. The Administrator determined the material terms of Options granted under our Pre-IPO Option Plan, which material terms were included in an offer letter issued to each participant under our Pre-IPO Option Plan, including (1) the minimum period for which the Options must be held before they can be exercised; (2) a performance target that must be reached before the Options can be exercised in whole or in part; and/or (3) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally. Options are only considered granted in respect of timely accepted offer letters and on the terms set forth in such offer letters. Options must be exercised within the exercise period set forth in an applicable offer letter, which will not exceed 10 years from the date of such offer. Generally, subject to an applicable Option expiration date, a grantee may exercise the then exercisable portion of an Option for 3 months following termination of service, provided that (1) if a grantee dies before exercising an Option, his or her legal representative may exercise the Option within 12 months following the grantee’s death, and (2) Options will automatically terminate in full if a grantee commits certain acts specified in Section 5(d) of our Pre-IPO Option Plan. Options will also expire upon the date of commencement of a winding up of the Company, upon the effectiveness of a compromise or arrangement, or, if a grantee is solely a substantial shareholder, on the date on which such grantee ceases to be a substantial shareholder.
Non-transferability of Options.   Options are personal to the grantee and are not assignable or transferable. Options may not be sold, transferred, charged, mortgaged, or encumbered.
Certain Adjustments.   In the event of an alteration in the capital structure of the Company while any Options remain exercisable by way of capitalization of profits or reserves, bonus issue, rights issue, open offer, subdivision or consolidation of shares, or reduction of the share capital of the Company in accordance with legal requirements, corresponding adjustments (if any) will be made to the number of ordinary shares and exercise price of outstanding Options. Grantees will be notified in writing in the event of any such adjustments.
Corporate Transactions.   In the event of a general offer being made to all the shareholders, we will make best efforts to ensure that an appropriate offer is extended to all grantees. Upon such offer becoming or being declared unconditional, the grantee will be entitled to exercise the Option in full (to the extent not already lapsed or exercised) at any time within 1 month after the date on which the offer becomes or is declared unconditional.
In the event of a compromise or arrangement between the Company and the shareholders or its creditors being proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies pursuant to the Company’s bylaws, the Company will give notice to all grantees and Options (to the extent not already lapsed or exercised) will become exercisable in whole or in part not later than 2 business days prior to the date of the general meeting directed to be convened by the court for the purposes of considering such compromise or arrangement, or the Suspension Date. With effect from the Suspension Date, the rights of all grantees to exercise their respective Options will be suspended and forfeited.
If a general meeting is convened to consider a voluntary resolution to wind-up the Company, the Company will provide notice to each grantee of entitlement to exercise all or any Options (to the extent not already lapsed or exercised) at any time not later than 2 business days prior to the proposed general meeting of the Company.
Amendment and Termination.   Specific provisions of our Pre-IPO Option Plan which relate to certain listing rules applicable to the Stock Exchange of Hong Kong Limited cannot be altered to the advantage of participants, and changes to the authority of the Administrator may not be made without the prior approval of our shareholders. Any alterations to the terms and conditions of our Pre-IPO Option Plan which are of a material nature, or any change to the terms of Options granted, must also, to be effective, be approved by our shareholders, except where the alterations take effect automatically under the existing terms of our Pre-IPO Option Plan. As noted above, our Pre-IPO Option Plan was terminated and we will not grant any additional awards under our Pre-IPO Option Plan.
Post IPO share option scheme
Our Post-IPO Share Option Scheme, or Post-IPO Option Plan, was adopted in September 2019.
Our Post-IPO Option Plan allows us to provide Options to (a) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of our company, any full-time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of our company; (b) a director or proposed director (including an independent non-executive director) of any member of our company; (c) any substantial shareholder of any member of our company; (d) a supplier of goods or services to any member of our company; (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of our company; (f) a person or entity that provides design, research, development or other support or any advisory, consultancy, professional or other services to any member of our company; and (g) an associate of any of the persons referred to in (a) to (c) above, or Eligible Persons.
Subject to adjustment, the maximum aggregate number of ordinary shares which may be issued subject to Options under our Post-IPO Option Plan is 10% of the ordinary shares in issue immediately upon completion of our offering of a total of 12,180,900 ordinary shares. Subject to shareholder approval, the share reserve may be increased by up to 10% of the shares in issue at the date of such shareholder approval. Subject to applicable laws and approval of the shareholders, the Administrator may grant Options exceeding the share reserved to Eligible Persons specifically identified by the Administrator. The share reserve shall, in no event result in the grant of Options covering shares in excess of 30% of the total ordinary shares in issue.
As of June 30, 2024, Options covering nil ordinary shares were outstanding under our Post-IPO Option Plan.
Purpose of the Post-IPO Option Plan.   The purpose of our Post-IPO Option Plan is to enable the Company to grant Options to Eligible Persons as incentives or rewards for their contribution or potential contribution to our company and to provide the Eligible Persons an opportunity to have a personal stake in the Company with the view to motivate the Eligible Persons to optimize their performance efficiency for the benefit of our company, attract and retain or otherwise maintain on-going business relationship with the Eligible Persons whose contributions are or will be beneficial to the long-term growth of our company, and/or for such purposes as the Administrator (which is similarly defined under the Post-IPO Option Plan as under our 2018 RSU Plan) shall determine.
Plan Administration.   Our Post-IPO Option Plan is administered by the plan Administrator. The decision of the Administrator as to all matters relating to our Post-IPO Option Plan or its interpretation or effect is final and binding.
Notwithstanding the foregoing, absent shareholder consent, no participant will be granted in any 12-month period up to the offer date Options to the extent such participant would own 1% of issuable ordinary shares taking into account exercise of such Options.
Grants to directors, the Company’s chief executive officer or a substantial shareholder (or their respective associates) are subject to approval by our non-employee directors. Shareholder approval is required to the extent grants to a substantial shareholder or non-employee director (or their respective associates) would result in such grantees being issued in the 12-month period preceding such grant ordinary shares in excess of 0.1% of issuable ordinary shares with an aggregate value in excess of HK$5 million.
Eligibility.   Eligible Persons (which consist of (a) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of our company, any full-time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of our company; (b) a director or proposed director (including an independent non-executive director) of any member of our company; (c) any substantial shareholder of any member of our company; (d) a supplier of goods or services to any member of our company; (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of our company; (f) a person or entity that provides design, research, development or other support or any advisory, consultancy, professional or other services to any member of our company; and (g) an associate of any of the persons referred to in (a) to (c) above) are eligible to receive grants of Options under our Post-IPO Option Plan.
Options.   Options could be granted under our Post-IPO Option Plan. The exercise price of Options granted under our Post-IPO Option Plan is determined by the Administrator but generally will not be less than the highest of the closing price of ordinary shares on The Stock Exchange of Hong Kong Limited or (if applicable) such other stock exchange on which the issued share capital of the Company is primarily listed, the average closing price reported on the applicable stock exchange for the 5 business days immediately preceding the applicable offer date, and the nominal value of a Share.
The Administrator determines the material terms of Options granted under our Post-IPO Option Plan, which material terms are included in an offer letter issued to each participant under our Post-IPO Option Plan, including the number of ordinary shares subject to an Option, the applicable exercise price, the vesting schedule, expiration date and the method of acceptance. Options must be exercised within the exercise period set forth in an applicable offer letter, which will not exceed 10 years from the date of such offer.
Generally, subject to an applicable Option expiration date, a grantee may exercise the then exercisable portion of an Option for 3 months following termination of service, provided that (1) if a grantee dies before exercising an Option, his or her legal representative may exercise the Option within 12 months following the grantee’s death, and (2) Options will automatically terminate in full if a grantee commits certain acts specified in Section 8(d) of our Post-IPO Option Plan. Options will also expire upon the date of commencement of a winding up of the Company, upon the effectiveness of a compromise or arrangement, or, if a grantee is solely a substantial shareholder, on the date on which such grantee ceases to be a substantial shareholder. Additionally the Administrator may cancel Options if a grantee breaches the transferability provisions of our Post-IPO Option Plan or other terms or conditions of the grant of an Option, or if a grantee engages in conduct that is detrimental or prejudicial to the interests of the Company or its subsidiaries, as determined by the Administrator in its discretion.
Non-transferability of Options.   Options are personal to the grantee and are not assignable or transferable. Options may not be sold, transferred, charged, mortgaged, or encumbered.
Certain Adjustments.   In the event of any capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital of the Company in accordance with applicable laws and regulatory requirements, such corresponding alterations (if any) shall be made (except on an issue of securities of the Company as consideration in a transaction which shall not be regarded as a circumstance requiring alteration or adjustment) in the number of ordinary shares subject to any outstanding Options and the Exercise Price of outstanding Options. The Company will notify affected participants of any such adjustments.
Corporate Transactions.   In the event of a general offer being made to all the shareholders, we will make best efforts to ensure that an appropriate offer is extended to all grantees. Upon such offer becoming or being declared unconditional, the grantee will be entitled to exercise the Option in full (to the extent not already lapsed or exercised) at any time within 1 month after the date on which the offer becomes or is declared unconditional.
In the event of a compromise or arrangement between the Company and the shareholders or its creditors being proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies pursuant to the Company’s bylaws, the Company will give notice to all grantees and Options (to the extent not already lapsed or exercised) will become exercisable in whole or in part not later than 2 business days prior to the date of the general meeting directed to be convened by the court for the purposes of considering such compromise or arrangement, or the Post-IPO Suspension Date. With effect from the Post-IPO Suspension Date, the rights of all grantees to exercise their respective Options will be suspended and forfeited.
If a general meeting is convened to consider a voluntary resolution to wind-up the Company, the Company will provide notice to each grantee of entitlement to exercise all or any Options (to the extent not already lapsed or exercised) at any time not later than 2 business days prior to the proposed general meeting of the Company.

Amendment and Termination.   Specific provisions of our Post-IPO Option Plan which relate to certain listing rules applicable to the HKEx cannot be altered to the advantage of participants and changes to the authority of the Administrator may not occur without the prior approval of our shareholders. Any alterations to the terms and conditions of our Post-IPO Option Plan which are of a material nature, or any change to the terms of Options granted, must also, to be effective, be approved by our shareholders. No amendment of our Post-IPO Option Plan may adversely affect participants without written consent or the sanction of a special resolution. Our Post-IPO Option Plan may be terminated by our board of directors at any time.

Principal shareholders
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of           by:
•
each of our directors and executive officers; and

•
each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on         ordinary shares outstanding as of         , and           ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
To our knowledge, as of       , approximately        ordinary shares, or       % of our ordinary shares were held of record by residents of the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Except as otherwise noted below, the address for each person or entity listed in the table is c/o Ascentage Pharma Group International, 68 Xinqing Road Suzhou Industrial Park, Suzhou, Jiangsu, China.
	Ordinary shares beneficially owned prior to this offering		Ordinary shares beneficially owned after this offering
	Ordinary shares	Percentage of beneficial ownership	Ordinary shares	Percentage of beneficial ownership
Name of beneficial owner	Number	%	Number	%
5% Shareholders

Executive Officers and Directors
Raymond Jeffrey Kmetz
Thomas J. Knapp
Simon Dazhong Lu, Ph.D.
Wei Ren
David Sidransky, M.D.
Shaomeng Wang, Ph.D.
Dajun Yang, M.D., Ph.D.
Changqing Ye
Yifan Zhai, M.D., Ph.D.
All directors and executive officers as a group ( persons)
* Represents beneficial ownership of voting power of less than 1%.

Related party transactions
Healthquest acquisition
In December 2016, pursuant to an agreement between Ascentage Jiangsu and Dr. Zhai, our Chief Medical Officer, and Ms. Ren, or the Healthquest Acquisition Agreement, we acquired all equity interests in Healthquest Pharma. Prior to our acquisition, Dr. Zhai held 99.6% of the equity interests in Healthquest Pharma and Ms. Ren held the remaining 0.4%. The fair value of the total purchase consideration on the acquisition date was RMB80.4 million.
Pursuant to the Healthquest Acquisition Agreement, we agreed to pay Dr. Zhai RMB20.0 million upon our obtaining NDA approval for olverembatinib in China and four annual deferred milestone payments of RMB20.0 million within the first four years after the commercialization of olverembatinib in China, representing a total of RMB80.0 million in the aggregate. Olverembatinib was approved in China during the year ended December 31, 2021, and we made the associated payment of RMB20.0 million. Olverembatinib was also commercialized in China during the year ended December 31, 2021, and we have made a total of three such annual deferred milestone payments since the commercialization of olverembatinib. The remaining milestone payment of RMB20,000 (US$2,752) will be made in 2025.
Private placements
See the section of this prospectus titled “Description of share capital—History of securities issuances.”
Deed of Non-Competition
On April 24, 2019, we entered into a Deed of Non-Competition with Dr. Dajun Yang, our Chairman and Chief Executive Officer, Dr. Yifan Zhai, our Chief Medical Officer, Dr. Shaomeng Wang, a member of our board of directors, Dr. Edward Ming Guo, our co-founder, Ascentage Limited, and HealthQuest Pharma Limited, a company incorporated in the British Virgin Islands with limited liability, or HealthQuest Pharma Limited, collectively, the Covenantors. Pursuant to the Deed of Non-Competition, the Covenantors agreed that, during the period that the Deed of Non-Competition remains effective, they will not develop, acquire, invest in, participate in, or otherwise be involved in, directly or indirectly, whether as a shareholder, director, employee, partner, agent or otherwise in any business activity involving development of a drug candidate which carries the same target as any of Ascentage Pharma’s drug candidates, or the Restricted Activity. The Deed of Non-Competition does not restrict any of the Covenantors from acquiring a direct or indirect shareholding interest of not more than 10% in a company engaged in any Restricted Activity, provided that each Covenantor (individually or together) will not directly or indirectly own more than 10% of the total issued share capital of such company or control the exercise of more than 10% of the voting rights thereof or control the composition of the board of directors of such company.
If any of the Covenantors is offered or otherwise intends to take up any business opportunity which directly or indirectly engages in or owns the Restricted Activity, or the Competing Business Opportunity, the Covenantor must within 10 business days of identifying the Competing Business Opportunity refer the same to the Company, or the Offer Notice, and the Covenantor must not invest or participate in the Competing Business Opportunity unless such Competing Business Opportunity was rejected by the Company or an independent committee of our board of directors fails to respond within 30 business days of receipt of the Offer Notice.
The Deed of Non-Competition will cease to be effective on the earliest of (1) the date on which all Covenantors, in the aggregate, cease to beneficially own 10% of our total issued share capital and (2) with respect to each Covenantor on an individual basis, the non-competition undertaking will cease two years after termination of such Covenantor’s employment relationship with Ascentage Pharma.
Concert Party Confirmation Deed
On August 11, 2018, each of (1) Dr. Dajun Yang, our Chairman and Chief Executive Officer, (2) Dr. Edward Ming Guo, (3) Dr. Shaomeng Wang, a member of our board of directors, (4) Dr. Yifan Zhai, our Chief Medical Officer,

(5) HealthQuest Pharma Limited and (6) Ascentage Limited, or (1) through (6), collectively, the Concert Shareholders, entered into a Concert Party Confirmation Deed, or the Deed. Pursuant to the Deed, among other things, the Concert Shareholders agree and acknowledge that: (1) they have, and will, actively cooperate and communicate with each other to obtain and maintain consolidated control and management of our company and adopt a consensus building approach to achieve decisions on a unanimous basis on major affairs related to our company, including matters required to be approved by our shareholders, (2) they have not, and will not, challenge any decisions or resolutions passed in our shareholder meetings without concurrence of the other Concert Shareholders, nor will any Concert Shareholder attempt to exercise voting rights independently without concurrence of the other Concert Shareholders for any reason, (3) they have, and will, exercise their respective voting rights unanimously as a group, individually or through any entity directly or indirectly controlled by such Concert Shareholder, on all matters and resolutions proposed at shareholder meetings of our company, and (4) each Concert Shareholder has been, and will be given, sufficient time and information to consider and discuss all corporate matters to achieve unanimity among the Concert Shareholders. The Deed remains effective unless otherwise terminated by all parties to the Deed.
Employment agreements
See the section of this prospectus titled “Management—Employment agreements.”
Equity incentive plans and agreements
See the section of this prospectus titled “Management—Equity incentive plans.”

Description of share capital
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands, or the Companies Act, and Cayman Islands common law. The following summary is qualified in its entirety by the provisions of our second amended and restated memorandum and articles of association.
Share capital
Our authorized share capital is US$50,000 consisting of 500,000,000 shares, par value US$0.0001 per share. As of       ,       ordinary shares were issued and outstanding. Following completion of this offering, we will have       ordinary shares issued and outstanding, assuming the underwriters do not exercise the option to purchase additional ADSs. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our ordinary shares to be issued in the offering will be issued as fully paid.
Our second amended and restated memorandum and articles of association
The following are summaries of material provisions of our second amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Ordinary shares
General.   Immediately prior to the completion of this offering, our authorized share capital is US$50,000 divided into ordinary shares, with a par value of US$0.0001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our second amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may, subject to the provisions of our second amended and restated memorandum and articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.
Voting rights.   In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.
A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that in each financial year, we will hold a general meeting as our annual general meeting in addition to any other meeting in that year, and will specify the meeting as such in the notice calling it. We will hold the annual general meeting within six months after the end of our financial year. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our second amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 21 days is required for the convening of our annual general meeting and other general meetings shall be called by at least 14 days’ notice in writing in accordance with our second amended and restated memorandum and articles of association.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.
Transfer of ordinary shares.   Subject to the restrictions in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
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the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of shares;

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the instrument of transfer is properly stamped, if required;

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in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

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the shares are free from any lien in favor of the Company; and

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a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.   On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares or, on a winding up, with the sanction of a special resolution of our company and any other sanction required by the Companies Act and subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation attached to any class or classes of shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares in proportion to the paid up par value of the shares held by them. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the paid up par value of the shares held by them. We are an exempted “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our current second amended and restated memorandum of association contains a declaration that the liability of our members is so limited.
If our Company is wound up (in whatever manner), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of the assets of our Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as it deems fair upon any one or more class or classes of property to be divided and may determine how such division shall be carried out as amongst our shareholders. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any of our ordinary shares or other assets upon which there is a liability.
Calls on ordinary shares and forfeiture of ordinary shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, repurchase and surrender of ordinary shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our ordinary shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our second amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of rights of shares.   If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Inspection of books and records.   Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our current amended and restated memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. The books of account shall be kept at our headquarters or at such other place or places as our board of directors thinks fit and shall always be open to the inspection of the members of our board of directors. No shareholder (unless otherwise a member of our board of directors) or other person shall have any right of inspecting any account or book or document of our Company except as conferred by the Companies Act or ordered by a court of competent jurisdiction or authorized by our board of directors or our Company at a general meeting of shareholders.

Issuance of additional shares.   Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our second amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
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the designation of the series;

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the number of shares of the series;

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the dividend rights, dividend rates, conversion rights, voting rights; and

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the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Exempted company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue shares with no par value;

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may obtain an undertaking against the imposition of any future taxation;

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Register of members
Under the Companies Act, we must keep a register of members and there should be entered therein:
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the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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the date on which the name of any person was entered on the register as a member; and

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the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Differences in corporate law
The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to corporations incorporated in the State of Delaware and their stockholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to corporations incorporated in the State of Delaware and their stockholders.
	Cayman Islands	Delaware
Title of Organizational Documents	Memorandum and Articles of Association	Certificate of Incorporation and Bylaws
Duties of Directors
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company-a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended.
A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of the company and its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.
Limitations on Personal	The Companies Act has no equivalent provision to Delaware law regarding the	Subject to the limitations described below, a certificate of incorporation may provide for

	Cayman Islands	Delaware
Liability of Directors and Officers	limitation of director’s liability. However, any provision which seeks to limit the liability of directors or officers to the extent that the liability is a consequence of the director or officer’s own fraud, dishonesty or willful default is unlikely to be enforceable as a matter of common law.	the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of the fiduciary duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, a transaction from which the director derived an improper personal benefit, unlawful payment of dividends or unlawful stock repurchase or redemption. Similarly, a certificate of incorporation may provide for the elimination or limitation of the personal liability of specified officers to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as an officer. Such provision cannot limit liability for breach of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, a transaction from which the officer derived an improper personal benefit, or with respect to actions by or in the right of the corporation. In addition, an exculpatory provision with terms described above cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.
Indemnification of Directors, Officers, Agents and Others
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands Court to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty or willful default.
Our articles of association provide that we will indemnify each director and officer (but not including the auditors) and the personal representatives of the same against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such person, other than by reason of such person’s own dishonesty, willful default or fraud. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and
A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is or is threatened to be made a party to an action, suit or proceeding who acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and if with respect to a criminal proceeding (other than an action by or in the right of the corporation), had no reasonable cause to believe his or her conduct would be unlawful, against amounts actually and reasonably incurred. A corporation also has the power to indemnify any director, officer, employee, or agent of the corporation who was, is or is threatened to be made a party to an action or suit by or in the right of the corporation to procure a judgment in the corporation’s favor against expenses (including legal fees) actually and reasonably incurred if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and only if the person is not

	Cayman Islands	Delaware

restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification. Additionally, under the Delaware General Corporation Law, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.
Interested Directors	Under our articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his or her interest, provided that in exercising any such vote, such director’s duties remain as described above.	Under Delaware law, a transaction in which a director has an interest is not void or voidable solely because of such interest or solely because such interested director is present at or participates in the meeting that authorizes the transaction if: (1) the material facts as to such interested director’s relationship or interests and as to the transaction are disclosed or are known to the board of directors or committee thereof and the board or committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders; or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee of the board, or the stockholders. Under Delaware law, a director or officer could be held liable for any transaction in which such director or officer derived an improper personal benefit.
Voting Requirements
As a matter of Cayman Islands law, certain matters must be approved by special resolution of the shareholders, including amending or adopting memorandum or articles of association of a Cayman Islands company, reduction of share capital, change of name, authorization of a plan of merger, voluntary winding up of the company or the recalling of the voluntary liquidation of the company.
The Companies Act requires that a special
Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date, unless otherwise provided in a corporation’s certificate of incorporation. Except as otherwise provided under the Delaware General Corporation Law or by the corporation’s certificate of incorporation or bylaws, under Delaware law, all matters brought before a meeting of stockholders at which a quorum is present (other than the election of directors) require

	Cayman Islands	Delaware

resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. Our articles of association do not provide for a higher threshold.
The Companies Act defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Our articles of association provide that an ordinary resolution is a resolution (1) passed by a simple majority of such shareholders as, being entitled to do so, vote in person (or, where proxies are allowed, by proxy) at a general meeting and regard shall be had in computing a majority to the number of votes to which each shareholder is entitled or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument (or the last of such instruments, if more than one) is executed.

the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote on the subject matter. Certain matters for stockholder approval, including the approval of certain merger agreements, the statutory conversion or domestication of the corporation, certain amendments to the certificate of incorporation, and the sale, lease, or exchange of all or substantially all of the corporation’s assets will require approval of the holders of a majority of the outstanding capital stock. The certificate of incorporation may also include a provision requiring supermajority approval by the directors or stockholders for any corporate action.
In addition, under Delaware law, certain business combinations involving certain interested stockholders of publicly traded corporations may require approval by a supermajority of the non-interested stockholders.

Voting for Directors	Our articles of association provide that, our directors may be appointed by a resolution of our board of directors to fill a casual vacancy on the board of directors or as an addition to the board of directors or by an ordinary resolution of our shareholders.	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.
Cumulative Voting
There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands.
Our articles of association do not provide for cumulative voting on the election of the directors as described above.
There is no cumulative voting for the election of directors unless provided for in the certificate of incorporation.
Directors’ Powers Regarding Bylaws	Our articles of association may only be amended by a special resolution of the shareholders of our company.	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.

	Cayman Islands	Delaware
Nomination and Removal of Directors and Filling Vacancies on Board
Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that our shareholders may by ordinary resolution remove any of our director (including a managing director or other executive director) before the expiration of his or her term of office notwithstanding anything in our articles of association or in any agreement between our Company and such director (but without prejudice to any claim which such director may have for damages for any breach of any contract between him/her and our Company) and may by ordinary resolution elect another person in his or her stead. At each annual general meeting one-third of our directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation provided that every director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall be eligible for re-election.
In addition, a director’s office shall be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind; (3) is absent from our board meetings during a continuous period of six (6) months, without special leave of our board, and his or her alternate director (if any) has not attended in his or her stead during the period; (4) is prohibited by law from acting as a director; (5) has been validly required by the relevant stock exchange to cease to be a director; (6) resigns his office by notice in writing to the company; or (7) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

Stockholders may generally nominate directors if they comply with any applicable advance notice provisions and other procedural requirements in the corporation’s bylaws.
Holders of a majority of the shares then entitled to vote at an election of directors may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation or bylaws, directorship vacancies and newly created directorships may be filled by a majority of the directors elected or then in office, or by the stockholders.

	Cayman Islands	Delaware
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the combined company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions.
In addition, there are statutory provisions that facilitate, compromises or arrangements between a Cayman Islands company and its members (or any class of them).

Under Delaware law, with certain exceptions, a merger, a consolidation, a statutory conversion or domestication of the corporation, or a sale, lease or exchange of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. However, unless required by its certificate of incorporation, approval is not required by the holders of the outstanding stock of a constituent corporation surviving a merger if:
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the merger agreement does not amend in any respect its certificate of incorporation;

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each share of its stock outstanding prior to the merger will be an identical share of stock following the merger; and

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either no shares of the surviving corporation’s common stock and no shares, securities or obligations convertible into such stock will be issued or delivered pursuant to the merger, or the authorized unissued shares or treasury shares of the surviving corporation’s common stock to be issued or delivered pursuant to the merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered pursuant to the merger do not exceed 20% of the shares of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger.

A merger between a parent entity and its Delaware subsidiary does not require authorization by a resolution of the board of directors or stockholders of that subsidiary if the board of directors of the parent corporation approves the terms of such merger and a certificate of ownership and merger is filed. For this purpose a company is a “parent” of a subsidiary if it holds at least 90% of the outstanding shares of each class of the stock of the subsidiary that has voting power.

Cayman Islands	Delaware

Following amendments to the Companies Act that became effective on August 31, 2022, the majority-in-number “headcount test” in relation to the approval of members’ schemes of arrangement has been abolished.
Section 86(2A) of the Companies Act provides that, if 75% in value of the members (or class of members) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all members (or class of members) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (amongst other things) the convening of the meetings of creditors or members (or classes of them, as applicable). While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:
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the company has complied with the directions set down by the Cayman Islands court;

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the meeting was properly held and the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; and

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his/her interest.

Under the Delaware General Corporation Law, a stockholder of record or beneficial owner of capital stock of a Delaware corporation generally has the right to dissent from and request payment of the fair value (excluding value arising from the accomplishment or expectation of the transaction) for such person’s shares upon a merger, consolidation, statutory conversion or domestication in which the Delaware corporation is participating, subject to specified procedural requirements, including that such person does not vote in favor of the transaction. However, the Delaware General Corporation Law does not confer appraisal rights in certain circumstances, including if the dissenting stockholder or beneficial owner owns shares traded on a national securities exchange and will receive publicly traded shares in the transaction. Under the Delaware General Corporation Law, a person asserting appraisal rights does not receive any payment for their shares until a court determines the fair value of the shares. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

	Cayman Islands	Delaware
If a compromise or arrangement of a Cayman Islands company is approved by the members in the context of a members’ scheme and the Cayman Islands court subsequently sanctions such scheme (as described above), a dissenting shareholder would have no rights comparable to the appraisal rights which it would have if the company in question were a Delaware corporation (being the right to receive payment in cash for the judicially determined value of its shares). This is because such scheme will be binding on all members (or class of members), regardless of whether all the members (or class of members) approved the scheme, upon the sanction order being made. Having said that, a dissenting shareholder would have the right to appeal the making of the sanction order to the Cayman Islands Court of Appeal, if there were grounds for doing so.
Shareholder Suits
In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

A shareholder may also (subject to meeting the relevant requirements in the Companies Act) file winding up proceedings against our company on just and equitable grounds, based on similar factual circumstances. It is possible for the shareholder to seek alternative remedies to a winding up within the winding up petition, depending on the circumstances. Such alternative remedies
Class actions and derivative actions generally are available to stockholders who satisfy certain procedural requirements under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit a winning plaintiff to recover attorneys’ fees incurred in connection with such action.

	Cayman Islands	Delaware
include seeking a share buyout order from our company or seeking an order regulating the conduct of our company’s affairs in the future.
Inspection of Corporate Records	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of the register of members or other corporate records (other than the memorandum and articles of association and the register of mortgages and charges) of the company. However, these rights may be provided in the company’s articles of association.	Under Delaware law, stockholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of lists of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation. A complete list of the stockholders entitled to vote at a stockholders’ meeting generally must be available for stockholder inspection for a purpose germane to the meeting at least ten days before the meeting.
Shareholder Proposals and Calling of Special Shareholder Meetings	The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated articles of association allow our shareholders holding in aggregate not less than one tenth or more of the paid up capital of the Company having the right of voting at general meetings, on a one vote per share basis, in the share capital of the Company, permitted to be exercised at any such meeting to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated articles of association does not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, but our articles of association provide that we will do so for so long as our ordinary shares are traded on the HKEx.
Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which stockholders may bring business before a meeting.
Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of stockholders.

Approval of Corporate Matters by	The Companies Act provide that shareholders may approve corporate matters by way of unanimous written resolutions signed by or	Delaware law provides that, unless otherwise provided in the certificate of incorporation, stockholders may take action by written

	Cayman Islands	Delaware
Written Consent	on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held (if authorized by the articles of association).	consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.
Dissolution; Winding Up	Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. Further, the Grand Court of the Cayman Islands has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the Court, just and equitable to do so.	Under Delaware law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated and approved by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. A Delaware corporation may also be dissolved by decree or judgment of a Delaware court in certain circumstances.
Variation of Rights of Shares	Under Cayman Islands law and our second amended and restated articles of association, whenever our share capital is divided into more than one class of shares (and as otherwise determined by the directors), subject to any rights or restrictions for the time being attached to any shares, we may materially adversely vary the rights attached to any class with the written consent of the holders of not less than three-fourths of the voting rights of the holders of such class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class by a majority of two-thirds of the votes cast at such meeting. The necessary quorum (other than at an adjourned meeting) of such meeting shall be not less than persons holding (or, in the case of a shareholder being a corporation, by its duly authorized representative) or representing by proxy holding one-third of the issued shares of such class, that the quorum for any meeting adjourned for want of quorum shall be two shareholders present in person (or in the case of the shareholder being a corporation, by its duly authorized representative) or by proxy (whatever the number of shares held by them) and that any holder of shares of the class present in person (or in the case of the shareholder being a corporation, by its duly authorized	Under Delaware law, a corporation may vary the rights of a class of shares with the approval of both a majority of the outstanding shares of capital stock of the corporation and a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Delaware law, a corporation may also vary the rights of a series of a class of shares, but not the entire class, with the approval of both a majority of the outstanding shares of capital stock of the corporation and a majority of the outstanding shares of such series, unless the certificate of incorporation provides otherwise.

	Cayman Islands	Delaware
representative) or by proxy may demand a poll.
Dividends and Stock Repurchases
Subject to any rights and restrictions for the time being attached to any shares, or as otherwise provided for in the Companies Act and our second amended and restated articles of association, our directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same.
Subject to any rights and restrictions for the time being attached to any shares, our Company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by our directors.
The Delaware General Corporation Law provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year, and Delaware common law also imposes a solvency requirement with respect to the payment of dividends. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, applicable Delaware statutory and common law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation and only if the corporation is solvent at the time of the redemption or repurchase, and the redemption or repurchase would not render the corporation insolvent.
Anti-Takeover Provisions
Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good
Unless a corporation opts out of the provisions of Section 203 of the Delaware General Corporation Law, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the corporation’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, assets sales and other similar transactions with an interested stockholder.

	Cayman Islands	Delaware
faith to be in the best interests of our company.
Rights of Non-resident or Foreign Shareholders	There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.	There are no limitations in the Delaware General Corporation Law related to rights of non-resident or foreign stockholders to hold or exercise voting rights of a Delaware corporation.
History of securities issuances
The following is a summary of our securities issuances in the past three years.
2021 placing
On February 3, 2021, we entered into a placing and subscription agreement with Ascentage Limited, or the Vendor, a company incorporated in the British Virgin Islands with limited liability that is owned by Dr. Dajun Yang, our Chairman and Chief Executive Officer, Dr. Shaomeng Wang, a member of our board of directors, and Dr. Edward Ming Guo, J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited, or collectively, the 2021 Placing Agents. An aggregate of 26,500,000 existing ordinary shares owned by the Vendor have been placed by the 2021 Placing Agents to not less than six placees at a price of HK$44.20 per share and we subsequently issued to the Vendor the same number of 26,500,000 new ordinary shares at the same price of HK$44.20 per share. The closing price of our ordinary shares on the HKEx on February 3, 2021, the date on which the terms of the placing were fixed, was HK$48.80. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were approximately HK$1,153.64 million.
2021 warrants
On July 14, 2021, we and Innovent Biologics, Inc. entered into a warrant subscription deed, pursuant to which we agreed to issue to Innovent Biologics, Inc. 6,787,587 warrants to purchase 6,787,587 of our ordinary shares at a price of HK$57.20 per share. The warrants expired in July 2023 and have not been exercised.
Innovent Biologics subscription
On July 23, 2021, Innovent Biologics, Inc. subscribed for 8,823,863 of our ordinary shares at a price of HK$44.00 per share, for a total consideration of HK$388.25 million. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised from the subscription was approximately HK$388.06 million. The closing price of our ordinary shares on the HKEx on July 14, 2021, the date on which the terms of the subscription were fixed, was HK$52.95.
2023 placing
On January 18, 2023, we entered into the 2023 Placing and Subscription Agreement with the Vendor, and J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited, or the 2023 Placing Agents. An aggregate of 22,500,000 existing ordinary shares owned by the Vendor have been placed by the 2023 Placing Agents to not less than six placees at a price of HK$24.45 per share and we subsequently issued to the Vendor the same number of 22,500,000 new ordinary shares of the Company at the same price of HK$24.45 per share. The closing price of our ordinary shares on the HKEx on January 18, 2023, the date on which the terms of the top-up placing was fixed, was HK$24.05. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were HK$543.9 million.
Takeda subscription
On June 20, 2024, pursuant to the Securities Purchase Agreement with Takeda, we issued and sold to Takeda 24,307,322 of our ordinary shares, or the Takeda Shares, at a price per share equal to HK$24.09850 (equivalent to approximately US$3.08549), for an aggregate purchase price of US$75 million. Takeda has agreed to certain restrictions on transfer until June 20, 2025. In addition, Takeda has agreed to a market standoff provision with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, sell or otherwise transfer or dispose of any Takeda Shares or any securities convertible into or exchangeable for our ordinary shares.
Equity incentive plans
We have granted awards to receive our ordinary shares to certain of our directors, executive officers, employees, and service providers under our equity incentive plans, for their past and future services. See “Management—Equity incentive plans.”
Registration rights
Pursuant to the terms of the Registration Rights Agreement with Takeda, Takeda is entitled to certain registration rights with respect to the Takeda Shares following termination of the transfer restrictions, which are summarized below.
Mandatory registration
On or prior to May 6, 2025, we are obligated to file with the SEC a Form F-1 registration statement covering the resale of the Takeda Shares, or the Resale Registration Statement, and to use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective by no later than June 20, 2025 keep the Resale Registration Statement continuously effective until all Takeda Shares covered by the Resale Registration Statement have been publicly sold by Takeda.
Registration on Form F-3 or Form S-3
Takeda is entitled to request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3. We are obligated effect the registration of the securities on Form F-3 or Form S-3 as soon as practicable, except in certain circumstances.
Piggyback registration rights
If, after June 20, 2025, there is not an effective registration statement covering all of the Takeda Shares or the prospectus contained in any such registration statement is not available for use, and we determine to prepare and file with the SEC a registration statement or offering statement relating to an offering for our own (other than on Form F-4, Form S-4 or Form S-8 relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with our share option or other employee benefit plans, or on Form F-1 relating to our initial public offering), then we are obligated deliver to Takeda a written notice of such determination and, if Takeda so requests in writing, we must include in such registration statement or offering statement all or any part of such Takeda Shares that Takeda requests to be registered.

Expenses of registration
We will bear all registration expenses, other than underwriting discounts and selling commissions.
Termination of registration rights
Takeda’s registration rights will terminate when Takeda no longer owns any Takeda Shares.

Description of American depositary shares
American depositary receipts
JPMorgan Chase Bank, N.A., or JPMorgan, as depositary, will issue the ADSs that you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number or percentage of ordinary shares that we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, and all holders and beneficial owners from time to time of American depositary receipts issued thereunder.
The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.
The ADS-to-share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.
A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.
An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.
Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive that reflect your ownership of ADSs.
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the ordinary shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of our company and the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The deposit agreement, the ADRs and the ADSs are governed by and construed in accordance with the internal laws of the State of New York without giving effect to the application of the conflict of law principles thereof. Any claim brought by any holder or beneficial owner or on behalf of our company with regard to the internal affairs of our company, including the ability to bring such a claim, shall be governed by and construed in accordance with the laws of the Cayman Islands.
The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR that contains the terms of your ADSs. You can read a copy of the deposit agreement, which is filed as an exhibit to the registration statement (or amendment thereto) filed with the SEC of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room, which is currently located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.
Distributions on deposited securities, sales
How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?
We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities and/or property under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary chargeable to holders of ADSs. All sales of securities will be handled by the depositary in accordance with its then current policies. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent. In all instances where the deposit agreement or an ADR refers to a “sale” (or words of similar import) of securities or property, the depositary may, but shall not be obligated, to effect any such sale unless the securities to be sold are listed and publicly traded on a securities exchange or there is a public market for the property to be sold. To the extent the securities are not so listed and publicly traded or there is no public market for the property so distributed by us: (1) the depositary shall, in the event the deposit agreement is terminated and the depositary holds deposited securities that are not listed and publicly traded after the termination date of the deposit agreement, act in accordance with the termination provisions of the deposit agreement and form of ADR in respect of such securities and property; and (2) in the event the depositary or its custodian receives a distribution other than cash, our ordinary shares and/or rights to acquire our ordinary shares, and such distribution consists of securities or property that are not distributed by the depositary the depositary will be deemed to have sold the aggregate number of securities and/or property so received for nominal value and shall have no obligation to distribute such securities or any proceeds from the deemed sale thereof to the ADR holders. Furthermore, in the event the depositary endeavors to make a sale of ordinary shares, other securities or property, such securities and/or property may be sold in a block sale or single lot transaction.
Except as stated below, the depositary will distribute as soon as reasonably practical such distributions to ADR holders in proportion to their interests in the following manner:
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Cash.   The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (1) appropriate adjustments for taxes withheld, (2) such distribution being permissible or practicable with respect to certain registered ADR holders, and (3) deduction of the depositary’s and/or its agents’ fees and expenses in (A) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (B) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (C) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (D) making any sale by public or private means in any commercially reasonable manner. To the extent that any of the deposited securities is not or shall not be entitled, by reason of its date of issuance, or otherwise, to receive the full amount of such cash dividend, distribution, or net proceeds of sales, the depositary shall make appropriate adjustments in the amounts distributed to the ADR holders issued in respect of such deposited securities. To the extent we or the depositary shall be required to withhold and do withhold from any cash dividend, distribution or net proceeds from sales in respect of any deposited securities an amount on account of taxes, the amount distributed on the ADSs issued in respect of such deposited securities shall be reduced accordingly.
To the extent the depositary determines in its reasonable discretion that it would not be permitted by applicable law, rule or regulation, or it would not otherwise be practicable, to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all of the ADR holders entitled thereto, the depositary may in its discretion distribute some or all of the foreign currency received by the depositary as it deems permissible and practicable to, or retain and hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary retains and holds any cash, foreign currency, securities or other property as permitted under the deposit agreement, any and all fees, charges and expenses related to, or arising from, the holding thereof shall be paid from such cash, foreign currency, securities or other property, or the net proceeds from the sale thereof, thereby reducing the amount so held. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•
Shares.   In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares that would result in fractional ADSs will be sold and the net proceeds of the public or private sales of such will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares.   In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)
sell such rights if practicable and distribute the net proceeds of the public or private sales of such rights in the same manner as cash to the ADR holders entitled thereto; or

(ii)
if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.
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Other distributions.   In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable or (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds of public or private sales in the same way it distributes cash.

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Elective distributions.   In the case of a dividend payable at the election of our shareholders in cash or in additional ordinary shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (1) we shall have timely requested that the elective distribution is available to ADR holders, (2) the depositary shall have determined that such distribution is reasonably practicable and (3) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the ordinary shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional ordinary shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.
If the depositary determines in its reasonable discretion that any distribution described above is not practicable with respect to any or all ADR holders, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of some or all of any cash, foreign currency, securities or other property (or appropriate documents evidencing the right to receive some or all of any such cash, foreign currency, security or other property), and/or it may retain some or all of such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items. To the extent the depositary does not reasonably believe it will be permitted by applicable law, rule or regulation to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all of the ADR holders, the depositary may in its discretion distribute some or all of the foreign currency received by the depositary to, or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary holds such foreign currency, any and all costs and expenses related to, or arising from, the holding of such foreign currency shall be paid from such foreign currency thereby reducing the amount so held.
Any U.S. dollars will be paid via wire transfer and/or distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.
The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.
There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, ordinary shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).
Deposit, withdrawal and cancellation
How does the depositary issue ADSs?
The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.
Ordinary shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of “JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs” or in such other name as the depositary shall direct.
The custodian will hold all deposited ordinary shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities.”
Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.
Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
How do ADR holders cancel an ADS and obtain deposited securities?
When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, subject to the provisions of or governing our ordinary shares (including, without limitation, our governing documents and all applicable laws, rules and regulations), the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying ordinary shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office (or from the custodian to the extent dematerialized). At your risk, expense and request, the depositary may deliver deposited securities (including any certificates therefor) at such other place as you may request.
The depositary may only restrict the withdrawal of deposited securities in connection with:

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temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

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the payment of fees, taxes and similar charges; or

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compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record dates
The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):
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to receive any distribution on or in respect of deposited securities,

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to give instructions for the exercise of voting rights,

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to pay any fees assessed by, or owing to, the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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to receive any notice or to act or be obligated in respect of other matters,

all subject to the provisions of the deposit agreement.
Voting rights
How do I vote?
If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of ordinary shares are entitled to vote, or of our solicitation of consents or proxies from holders of ordinary shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least thirty (30) days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (1) final information particular to such vote and meeting and any solicitation materials, (2) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of the laws of the Cayman Islands, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (3) the manner in which such instructions may be given or deemed given in accordance with the applicable provisions of deposit agreement, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.
Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for The Depository Trust Company, or DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.
To the extent that (A) we have provided the depositary with at least 35 days’ notice of the proposed meeting, (B) the voting notice will be received by all holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (C) the depositary does not receive instructions on a particular agenda item from a holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such holder shall be deemed, and, pursuant to the deposit agreement, the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of ordinary shares, and (2) the depositary has obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (i) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (ii) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands, (iii) the voting arrangement and deemed instruction as contemplated in the deposit agreement will be given effect under the laws, rules and regulations of the Cayman Islands, and (iv) the granting of such discretionary proxy will not under any circumstances result in the ordinary shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of the Cayman Islands.
The depositary may from time to time access information available to it to consider whether any of the circumstances described in 1(b) or 1(c) the paragraph above exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described above existed. In addition to the limitations provided for in the deposit agreement, holders and beneficial owners are advised and agree that (a) the depositary will rely fully and exclusively on us to inform it of any of the circumstances set forth above, and (b) neither the depositary, the custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described in 1(b) or 1(c) the paragraph above exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary the custodian nor any of their respective agents shall incur any liability to holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described in 1(b) or 1(c) the paragraph above exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of ordinary shares. Because there is no guarantee that holders and beneficial owners will receive the notices described above with sufficient time to enable such holders or beneficial owners to return any voting instructions to the depositary in a timely manner, holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary nor the custodian nor any of their respective agents shall incur any liability to holders or beneficial owners in such circumstances.
Under Cayman Islands law and our Amended and Restated Memorandum and Articles of Association, each as in effect as of the date of this prospectus, voting at any meeting of our shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis, the depositary will refrain from voting and the voting instructions received by the depositary shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so.
ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given in accordance with the applicable provisions of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy or deemed to have been instructed to grant a discretionary proxy pursuant to the applicable provisions of the deposit agreement, or for the effect of any such vote.
Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules, regulations or requirements of any stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and other communications
Will ADR holders be able to view our reports?
The deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by ADR holders at the offices of the depositary in the United States, on the SEC’s internet website or upon request to the depositary (which request may be refused by the depositary at its discretion).
Additionally, if we make any written communications generally available to holders of our ordinary shares that may require, or potentially result in, the depositary taking action pursuant to the deposit agreement, we will furnish copies thereof (or English translations or summaries) to the depositary and the depositary will distribute the same to registered ADR holders.
Fees and expenses
What fees and expenses will I be responsible for paying?
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of ordinary share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional fees, charges and expenses shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
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a fee of up to US$0.05 per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

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an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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an amount for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee of up to US$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third party (which fee may be assessed against ADR holders as of a record date set by the depositary);

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stock transfer or other taxes and other governmental charges;

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a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or ADR holders);

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the banking division of JPMorgan, or the Bank, and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.
The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.
Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.
Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.
We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.
The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.
The fees and charges described above may be amended from time to time by agreement between us and the depositary.
The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary may also agree to reduce or waive certain fees that would normally be charged on ADSs issued to or at the director of, or otherwise held by, us and/or certain holders and beneficial owners and holders and beneficial owners of ordinary shares of ours. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.
Payment of taxes
ADR holders and/or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current or former ADR holders and beneficial owners, each ADR holder and beneficial owner, and each prior ADR holder and beneficial owner, by holding or owning, or having held or owned, an ADR or an interest in ADSs acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or prior beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto. Neither the depositary, nor our company nor any of the depositary’s or our respective agents shall be liable to holders or beneficial owners of the ADSs and ADRs for failure of any holders or beneficial owners to comply with applicable tax laws, rules and/or regulations.
To the extent not prohibited by law, rule or regulation, the depositary will forward to us such information from its records maintained by it in its capacity as depositary under the deposit agreement as we may reasonably request to enable us to file any necessary reports with governmental authorities or agencies.
As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained, which obligations shall survive any transfer or surrender of ADSs or the termination of the deposit agreement.

Reclassifications, recapitalizations and mergers
If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any distributions of ordinary shares or other property not made to holders of ADRs or (3) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:
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amend the form of ADR;

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distribute additional or amended ADRs;

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distribute cash, securities or other property it has received in connection with such actions;

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sell by public or private sale any securities or property received and distribute the proceeds as cash; or

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none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees on a per ADS basis, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication), applicable delivery expenses or other such fees, charges or expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. If an ADR holder or beneficial owner continues to hold an ADR or ADRs, or an interest therein, after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.
Any amendments or supplements that (1) are reasonably necessary (as agreed by us and the depositary) in order for (A) the ADSs to be registered on Form F-6 under the Securities Act or (B) the ADSs or ordinary shares to be traded solely in electronic book-entry form and (2) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations that would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.
Notice of any amendment to the deposit agreement or form of ADR shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?
The depositary may at any time, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (1) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (2) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary in the deposit agreement, the depositary may terminate the deposit agreement (A) without notifying us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy, liquidation proceedings or insolvency, (ii) if the ADRs are delisted from a “national securities exchange” (that has registered with the Commission under Section 6 of the Securities Exchange Act of 1934), (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, (iv) there are no deposited securities with respect to ADSs remaining, including if the deposited securities are cancelled, or the deposit securities have been deemed to have no value, or (v) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities, and (B) immediately without prior notice to us, any ADR holder or beneficial owner or any other person if (i) required by any law, rule or regulation relating to sanctions by any governmental authority or body, (ii) the depositary would be subject to liability under or pursuant to any law, rule or regulation, or (iii) required by any governmental authority or body, in each case under (b) as determined by the depositary in its reasonable discretion.
If our ordinary shares are not listed and publicly traded on a stock exchange or in a securities market as of the date so fixed for termination or if, for any reason, the depositary does not sell the deposited securities, then after such date fixed for termination, the depositary shall use its reasonable efforts to ensure that the ADSs cease to be eligible for settlement within DTC and that neither DTC nor any of its nominees shall thereafter be an ADR holder. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is an ADR holder, to the extent we are not, to the depositary’s knowledge, insolvent or in bankruptcy or liquidation, the depositary shall (A) cancel all outstanding ADRs; (B) request DTC to provide the depositary with information on those holding ADSs through DTC and, upon receipt thereof, revise the ADR register to reflect the information provided by DTC; (C) instruct its custodian to deliver all deposited securities to us, a subsidiary or affiliate of ours (the company representative) or an independent trust company engaged by us (the trustee) to hold those deposited securities in trust for the beneficial owners of the ADRs if we are not permitted to hold any of the deposited securities under applicable law and/or we have directed the depositary to deliver such deposited securities to the company representative or trustee along with a stock transfer form and/or such other instruments of transfer covering such deposited securities as are needed under applicable law, in either case referring to the names set forth on the ADR register and (D) provide us with a copy of the ADR register.
Upon receipt of any instrument of transfer covering such deposited securities and the ADR Register, we have agreed that we will, to the extent not prohibited by any law, rule or regulation, approve the transfer of the deposited securities previously represented by their ADRs to the persons listed on the ADR register (as applicable), procure the relevant updates to the register of members of our company to reflect the transfer of the deposited securities previously represented by their ADRs to the persons listed on the ADR register (as applicable) and provide the depositary with a certified copy of the updated register of our shareholders.
To the extent the depositary reasonably believes that we are insolvent, or if we are in receivership, have filed for bankruptcy and/or are otherwise in restructuring, administration or liquidation, and in any such case the deposited securities are not listed and publicly traded on a securities exchange after the termination date, the deposited securities shall be deemed to have no value (and such holder shall be deemed to have instructed the depositary that the deposited securities have no value). The depositary may (and, by holding an ADR or an interest therein, all holders irrevocably consent and agree that the depositary may) instruct its custodian to deliver all deposited securities to us (acting, as applicable by an administrator, receiver, administrative receiver, liquidator, provisional liquidator, restructuring officer, interim restructuring officer, trustee, controller or other entity overseeing the bankruptcy, insolvency, administration, restructuring or liquidation process) and notify us that the deposited ordinary shares are surrendered for no consideration. The deposit agreement requires us, subject to applicable law, to promptly accept the surrender of the deposited ordinary shares for no consideration and deliver to the depositary a written notice confirming (A) the acceptance of the surrender of the deposited securities for no consideration and (B) the cancellation of such deposited ordinary shares. Promptly after notifying us that the deposited ordinary shares are surrendered for no consideration and irrespective of whether we haves complied with the immediately preceding sentence, the depositary shall notify ADR holders that their ADSs have been cancelled with no consideration being payable to such ADR holders.
Upon the depositary’s compliance with the provisions of any of the above three paragraphs, the depositary and its agents shall be discharged from all, and cease to have any, obligations under the deposit agreement and the ADRs.
If our ordinary shares are listed and publicly traded on a securities exchange and the depositary believes that it is able, permissible and practicable to sell the deposited securities without undue effort, then the depositary may endeavor to publicly or privately sell (as long as it may lawfully do so) the deposited securities, which sale may be effected in a block sale/single lot transaction and, after the settlement of such sale(s), to the extent legally permissible and practicable, distribute or hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sale(s), less any amounts owing to the depositary (including, without limitation, cancellation fees), together with any other cash then held by it under the deposit agreement, in trust, without liability for interest, for the pro rata benefit of the holders entitled thereto. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash.
Limitations on obligations and liability
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders, beneficial owners and others
Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (1) the identity of any signatory and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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compliance with such regulations as the depositary may establish consistent with the deposit agreement or as the depositary reasonably believes are required, necessary or advisable in order to comply with applicable laws, rules and regulations.

The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of ordinary shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed required, necessary or advisable by the depositary for any reason provided that the ability to withdraw ordinary shares may only be limited under the following circumstances: (1) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (2) the payment of fees, taxes, and similar charges, and (3) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities. The depositary may close the ADR register (and/or any portion thereof) at any time or from time to time when deemed expedient by it. Additionally, at our reasonable request, the depositary may close the issuance book portion of the ADR register in order to enable us to comply with applicable law.
The deposit agreement expressly limits the obligations and liability of the depositary, the depositary’s custodian or ourselves and each of our and their respective directors, officers, employees, agents and affiliates, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights that ADR holders or beneficial owners may have under the Securities Act or the Securities Exchange Act of 1934, to the extent applicable. The deposit agreement provides that each of us, the depositary and our respective directors, officers, employees, agents and affiliates will:

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incur or assume no liability (including, without limitation, to ADR holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the PRC or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our Amended and Restated Memorandum and Articles of Association, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, extraordinary market conditions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, cyber, ransomware or malware attack, computer failure or circumstance our, the depositary’s or our respective directors’, officers’, employees’, agents’ or affiliates’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by any such party (including, without limitation, voting);

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incur or assume no liability (including, without limitation, to ADR holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations specifically set forth in the deposit agreement and ADRs without gross negligence or willful misconduct;

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in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

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in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve us in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be, against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be requested;

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not be liable (including, without limitation, to ADR holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, from us; or

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be able to rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners.

The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (1) committed fraud or willful misconduct in the provision of custodial services to the depositary or (2) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of our company. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.
The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, the PRC, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.
Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. None of us, the depositary, the custodian or any of our or their respective directors, officers, employees, agents or affiliates shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.
Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the terms of the deposit agreement, or for the effect of any such vote. The depositary shall endeavor to effect any sale of securities or other property and any conversion of currency, securities or other property, in each case as is referred to or contemplated in the deposit agreement or the form of ADR, in accordance with the depositary’s normal practices and procedures under the circumstances applicable to such sale or conversion, but shall have no liability (in the absence of its own willful default or gross negligence or that of its agents, officers, directors or employees) with respect to the terms of any such sale or conversion, including the price at which such sale or conversion is effected, or if such sale or conversion shall not be practicable, or shall not be believed, deemed or determined to be practicable by the depositary. Specifically, the depositary shall not have any liability for the price received in connection with any public or private sale of securities (including, without limitation, for any sale made at a nominal price), the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale. The depositary shall not incur any liability in connection with or arising from any failure, inability or refusal by us or any other party, including any share registrar, transfer agent or other agent appointed by us, the depositary or any other party, to process any transfer, delivery or distribution of cash, ordinary shares, other securities or other property, including without limitation upon the termination of the deposit agreement, or otherwise to comply with any provisions of the deposit agreement that are applicable to it. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor us nor any of their respective agents shall be liable to holders or beneficial owners for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.
The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.
Disclosure of interest in ADSs
To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof.
Books of depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination, split-up, substitution and cancellation of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.
The depositary will maintain facilities for the delivery and receipt of ADRs.
Appointment
In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:
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be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

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acknowledge and agree that (1) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties,

(2) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (3) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (4) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, or beneficial owners may have interests, (5) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (6) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (7) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.
Consent to jurisdiction
In the deposit agreement, we have appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may be instituted by the depositary against us in the state or federal courts in New York, New York or any competent court in the Cayman Islands, the United States and/or any other court of competent jurisdiction.
Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, holders and beneficial owners each irrevocably agree that (1) any legal suit, action or proceeding against or involving holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted in a state or federal court in New York, New York, and by holding or owning an ADR or ADS or an interest therein each irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding, (2) any legal suit, action or proceeding against or involving us and/or the depositary brought by holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act and the Securities Exchange Act of 1934, may only be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (a) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over the particular dispute or (b) the designation of the United States District Court for the Southern District of New York as the exclusive forum for the particular dispute is, or becomes, invalid, illegal or unenforceable) and (3) any claim brought by any holder or beneficial owner or on behalf of our company with regard to the internal affairs of our company, including the ability to bring such a claim, may only be instituted as provided in our Amended and Restated Memorandum and Articles of Association in the courts of the Cayman Islands. In the deposit agreement each holder and beneficial owner irrevocably waives any objection which it may at any time have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. Additionally, by holding or owning an ADR or ADS or an interest therein, holders and beneficial owners acknowledge and agree that they will not be able to commence or pursue any legal suit, action or proceeding against the depositary or its agents in any jurisdiction other than as described in this paragraph.
Notwithstanding anything in the deposit agreement to the contrary, by directly or indirectly holding or owing an ADR or ADS or an interest therein, holders and beneficial owners each agree that the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination against any other party or parties, by having such dispute referred to and finally resolved by an arbitration; provided, however, to the extent there are specific federal securities law violation aspects to any claims against us and/or the depositary, such specific, and only such specific, claims may be brought by any holder or beneficial owner in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over the particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for the particular dispute is, or becomes, invalid, illegal or unenforceable) and all other aspects, claims, disputes, legal suits, actions and/or proceedings brought by such holder or beneficial owner, including those brought along with, or in addition to, federal securities law violation claims, would be referred to, or remain in arbitration. Any such arbitration shall, at the depositary’s election, be conducted either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL) with the Hong Kong International Arbitration Centre serving as the appointing authority and the language of any such arbitration shall be English. In all cases, the fees of the arbitrators and other costs incurred by the parties in connection with such arbitration shall be paid by the party (or parties) that is (or are) unsuccessful in such arbitration. Holders and beneficial owners shall not be entitled to join or consolidate disputes by or against others in any arbitration, or to include in any arbitration any dispute as a representative or member of a class, or act in any arbitration in the interest of the general public or in a private attorney general capacity.
Jury trial waiver
In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the ordinary shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.
If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a trial by jury. The waiver to right to a trial by jury in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of our or the depositary’s compliance with any provisions of U.S. federal securities laws or the rules and regulations promulgated thereunder.

Conversion between ordinary shares and ADSs
Dealings and settlement of ordinary shares in Hong Kong
Dealings in our ordinary shares on the HKEx are conducted in Hong Kong dollars. Our ordinary shares are traded on the HKEx in board lots of 100 ordinary shares. The transaction costs of dealings in our ordinary shares on the HKEx include:
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Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

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SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

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Accounting and Financial Reporting Council transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

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Trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

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Transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

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Ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

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Stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

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Brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

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Charge by the Hong Kong share registrar between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the HKEx through their brokers directly or through custodians. For an investor who has deposited his/her ordinary shares in his/her stock account or in his/her designated CCASS Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.
An investor may arrange with his/her broker or custodian on a settlement date in respect of his/her trades executed on the HKEx. Under the Hong Kong Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, the date of settlement must be the second business day (a day on which the settlement services of CCASS are open for use by CCASS Participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of CCASS and CCASS Operational Procedures in effect from time to time provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.
The ADSs
The ADSs will be traded on Nasdaq. Dealings in the ADSs will be conducted in U.S. Dollars. ADSs may be held either:

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Directly: (1) by having an ADR which is a certificate evidencing a specific number of ADSs, registered in the holder’s name; or (2) by having uncertified ADSs in the direct registration system, which is a system administered by the DTC; or

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Indirectly, through a broker or other financial institution.

The depositary for the ADSs is JPMorgan Chase Bank, N.A., whose principal executive office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.
Depositing ordinary shares trading in Hong Kong for delivery of ADSs
An investor who holds ordinary shares registered in Hong Kong and who wishes to receive delivery of ADSs to trade on Nasdaq must deposit or have his or her broker deposit the ordinary shares with the Depositary’s Hong Kong custodian in exchange for ADSs. A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:
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If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

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If ordinary shares are held outside CCASS, the investor must arrange to deposit his or her ordinary shares into the CCASS for delivery to the depositary’s account with the custodian within CCASS, and must submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

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Upon payment of its fees and expenses, payment or net of the depositary’s fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker if such ADSs are to be held in book-entry form through DTC’s “Direct Registration System.”

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.
Surrender of ADSs for delivery of ordinary shares trading in Hong Kong
An investor who holds ADSs and who wishes to receive ordinary shares that trade on the HKEx must cancel the ADSs the investor holds, withdraw ordinary shares from the ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the HKEx.
An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account. For investors holding ADSs directly, the following steps must be taken:
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To withdraw ordinary shares from the ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

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Upon payment or net of its fees, payment of CCASS’ fees and expenses, and payment of expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

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If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong share registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.
For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the HKEx until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for ordinary shares in a CCASS account is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.
Depositary requirements
Before the depositary delivers ADSs or permits withdrawal of ordinary shares, the depositary may require:
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payment of all amounts required pursuant to the deposit agreement, including the issuance and cancellation fees therein, any stock transfer or other tax or other governmental charges and any stock transfer or registration fees in effect;

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production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers, and cancellations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar or Cayman Islands share registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.
All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into the ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, the ADS program.

Shares eligible for future sale
Before this offering, there has not been a public market in the United States for our ordinary shares or the ADSs. We intend to apply to list the ADSs on Nasdaq, but we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. Our ordinary shares are and, following the completion of this offering, will continue to be listed on the HKEx and we will apply for admission of       new ordinary shares to be issued to trading on the HKEx as a result of this offering.
Future sales of substantial amounts of our ordinary shares or ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time.
Upon completion of this offering, we will have           ADSs outstanding, representing approximately     % of our ordinary shares (or           ADSs representing approximately     % of our ordinary shares if the underwriters exercise their option to purchase additional ADSs). All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable in the United States without restriction or further registration under the Securities Act. Ordinary shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act may not be resold except pursuant to an effective registration statement or an exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act described below.
Lock-up agreements
For a period of      days after the date of this prospectus, we have agreed, subject to certain exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, except in this offering, any of our ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (other than pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of the representative of the underwriters.
Furthermore, each of our directors and executive officers, and certain shareholders, have also entered into a similar lock-up agreement for a period of      days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs.
Rule 144
Approximately           of our ordinary shares that will be outstanding upon the completion of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:
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1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which immediately after this offering will equal           ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•
the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Equity awards
As of           ,           RSUs and options to purchase an aggregate of           of our ordinary shares were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all of our ordinary shares subject to outstanding RSUs, share options and all shares issued or issuable under our equity incentive plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements described above.

Taxation
The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of JunHe LLP, our PRC counsel.
Cayman Islands taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.
People’s Republic of China taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe that Ascentage Pharma is not a PRC resident enterprise for PRC tax purposes. Ascentage Pharma is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Ascentage Pharma meets all of the conditions above. Ascentage Pharma is a company incorporated outside of the PRC. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Ascentage Pharma is a PRC resident enterprise for enterprise income tax purposes or if dividends we pay to our shareholders are otherwise treated as sourced from within the PRC, we may be required to withhold a 10% withholding tax from such dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders if we are determined to be a PRC resident enterprise or if such dividends or gains are otherwise treated as sourced from within the PRC. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty (and in the case of dividends will be withheld at source). It is also unclear whether non-PRC shareholders of Ascentage Pharma would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC if Ascentage Pharma is treated as a PRC resident enterprise.
U.S. federal income tax considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law (including proposed Treasury regulations and the income tax treaty between PRC and the United States, or the Treaty), which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
•
banks and other financial institutions;

•
insurance companies;

•
pension plans;

•
cooperatives;

•
regulated investment companies;

•
real estate investment trusts;

•
broker-dealers;

•
dealers or traders in securities that elect to use a mark-to-market method of accounting;

•
certain former U.S. citizens or long-term residents;

•
tax-exempt entities (including private foundations);

•
persons liable for alternative minimum tax;

•
holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•
investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•
investors that have a functional currency other than the U.S. dollar;

•
persons that actually or constructively own 10% or more of our stock (by vote or value);

•
persons that owned our ordinary shares prior to this offering;

•
persons that hold their ADSs or ordinary shares in connection with a trade or business outside the United States;

•
persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•
partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or our ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnerships holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.
For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Dividends
We do not currently expect to make distributions on the ADSs or ordinary shares. In the event we do make distributions of cash or other property subject to the discussion under “—Passive foreign investment company rules” below, any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) in the case of U.S. Holders of ADSs, the ADSs shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States, or, in the case of U.S. Holders of either ADSs or ordinary shares, if we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit the Treaty, (2) we are neither a PFIC (as defined below) nor treated as such with respect to a U.S. Holder (as discussed below) for the fiscal year in which the dividend is paid or the preceding fiscal year and (3) certain holding period and other requirements are met. We expect that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends (if any) paid on the ADSs. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.
If we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see the section of this prospectus titled “Taxation—People’s Republic of China taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.
For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or ordinary shares, such U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. For example, subject to temporary interim relief provided by the IRS, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or other disposition
Subject to the discussion under “—Passive foreign investment company rules” below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as foreign source income and claim a foreign tax credit in respect of any PRC taxes on disposition gains. Under Treasury regulations, subject to temporary interim relief provided by the IRS, if a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such

U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. Additionally, other limitations under the foreign tax credit rules may preclude the U.S. Holder from claiming a foreign tax credit with respect to such PRC taxes. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.
Passive foreign investment company rules
A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (2) 50% or more of the amount of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties (other than certain royalties treated as derived in an active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
For purposes of the PFIC asset test, the amount of our assets will generally be determined by reference to their value, which may be determined by reference to our market capitalization. However, if we are considered to be a CFC (except in the case that we are considered to be a CFC by reason of certain “downward attribution” rules) that is not “publicly traded” for purposes of the PFIC rules during the tested period, the amount of our assets will generally be determined by reference to our adjusted bases in our assets. Further, for purposes of applying the PFIC asset test to us, if any entity in which we own 25% or more of the total value of the outstanding shares of such entity is considered to be a CFC (except in the case of such an entity that is considered to be a CFC by reason of certain “downward attribution” rules) that is not publicly traded, the amount of such entity’s assets would generally be determined by reference to its adjusted bases in its assets.
No assurances can be provided that we or any of our subsidiaries are not a CFC or will not be a CFC (except, in the case of our subsidiaries, by reason of certain “downward attribution” rules) following the offering, and consequently, no assurances can be given that the PFIC asset test will not be applied to us based on the adjusted bases of our non-U.S. subsidiaries in their assets. Provided that we and our subsidiaries were not, and do not become, CFCs (except, in the case of our subsidiaries, by reason of certain “downward attribution” rules), based on the composition of our income and assets and the estimated value of our assets, which is based on our current market capitalization, we do not believe we were a PFIC for our fiscal year ending December 31, 2023 and we do not presently expect to become a PFIC in our current fiscal year or future fiscal years. However, no assurance can be given that we will not be a PFIC for the current fiscal year or future fiscal years because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become classified as a PFIC for the current or future fiscal years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares or ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current fiscal year or future fiscal years.
If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (2) any gain realized on the sale or other disposition of ADSs or ordinary shares, or collectively, the Excess Distribution Rules. Under the Excess Distribution Rules:
•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the current fiscal year and any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income; and

•
the amount allocated to each prior fiscal year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such fiscal year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of the entities in which we hold equity interests is also a PFIC, in each case, a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we hold equity interests.
If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder made a timely “deemed sale” election, in which case any gain on the deemed sale would be taxed under the PFIC rules described above.
As an alternative to the Excess Distribution Rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ordinary shares or ADSs, the holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of the ADSs and ordinary shares held at the end of the fiscal year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss in each such fiscal year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs and ordinary shares held at the end of the fiscal year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If we cease to be a PFIC when you have a mark-to-market election in effect, gain or loss realized by you on the sale of the ADSs will be a capital gain or loss.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For those purposes, we expect that the ADSs will be treated as marketable stock and our ordinary shares may be treated as marketable stock as well. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which a U.S. holder owns ordinary shares but before a mark-to-market election is made, the Excess Distribution Rules described above will apply to any mark-to-market gain recognized in the year the election is made.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Another alternative to the Excess Distribution Rules is if a U.S. Holder makes a valid “qualifying electing fund,” or QEF, election.
A QEF election is available only if a U.S. Holder receives an annual information statement from the PFIC setting forth its net ordinary income and net capital gains, as determined under U.S. federal income tax principles. In the event that we are a PFIC, we cannot provide assurance that we will perform the necessary calculations or provide you with the information statement necessary to make a QEF election. Accordingly, you may not be able to make or maintain such an election with respect to your ordinary shares or ADSs.
If a U.S. Holder owns the ADSs or ordinary shares during any fiscal year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election or qualified electing fund election.
Information reporting and backup withholding
U.S. Holders may be subject to information reporting to the IRS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding and establishes this status if required to do so.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Information with respect to foreign financial assets
Certain U.S. Holders may be required to report information relating to the ordinary shares or ADSs if the aggregate value of these assets and certain other foreign financial assets, including equity of foreign entities, exceeds certain threshold amounts, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSs AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

Underwriting
We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:
Name	Number of ADSs
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

Total
The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased, or the offering may be terminated.
The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$      per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$      per ADS from the initial public offering price. After the initial offering of the ADSs to the public, if all of ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ADSs made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to           additional ADSs from us to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have       days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.
The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is US$      per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.
	Without option to purchase additional ADSs exercise	With full option to purchase additional ADSs exercise
Per ADS	US$	US$
Total	US$	US$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$      million.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (1)              or (2)             , in each case without the prior written consent of              for a period of              days after the date of this prospectus, other than the ADSs to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (1)             ; (2)             ; or (3)             .
Our directors and executive officers (such persons, the lock-up parties) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of         days after the date of this prospectus (such period, the restricted period), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of             , (1)             , (2)             , (3)             , or (4)             .
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a)             ; (b)             ; (c)             ; and (d)             .
            , in their sole discretion, may release the ordinary shares, ADSs and other securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We will apply to have the ADSs approved for listing on the Nasdaq Global Market under the symbol “AAPG.” This offering is contingent upon final approval of the listing of the ADSs on Nasdaq. Our ordinary shares are listed on the HKEx under the stock code “6855.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for the ADSs in the United States. The initial public offering price of the ADSs will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the closing price of our ordinary shares on the HKEx on the prior trading day to the pricing date;

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Pursuant to Rule 13.36(5) of the Hong Kong Listing Rules, if the underlying shares are to be issued for this offering pursuant to a general mandate given under Rule 13.36(2)(b) of the Hong Kong Listing Rules, in this offering we may not offer any ADSs under a general mandate if the relevant price represents a discount of 20% or more to the benchmarked price of our ordinary shares traded on the HKEx, unless we can demonstrate that we are in a serious financial position and that the only way we can be saved is by an urgent rescue operation which involves the offering at a price representing a discount of 20% or more to the benchmarked price or that there are other exceptional circumstances. As of the date of this prospectus, we do not anticipate that the offering will be priced at a discount of 20% or more to the benchmarked price as stated above.
Such aforementioned benchmarked price is the higher of:

(a) the closing price of our ordinary shares traded on the HKEx on the date of the relevant placing agreement or other agreement involving the offering of ADSs under the general mandate; and
(b) the average closing price of our ordinary shares traded on the HKEx in the five trading days immediately prior to the earlier of:
(i) the date of announcement of the placing or the proposed transaction or arrangement involving the offering of ADSs under the general mandate;
(ii) the date of the placing agreement or other agreement involving the offering of ADSs under the general mandate; and
(iii) the date on which the placing or subscription price is fixed.
Notice to prospective investors in Australia
This prospectus:
(a) does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;
(b) has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
(c) may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.
The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.
As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Bahamas
The ADSs shall not be offered or sold into The Bahamas except in circumstances that do not constitute an offer to the public. The ADSs may not be offered or sold or otherwise disposed of in any way to persons deemed “resident” for exchange control purposes by the Central Bank of The Bahamas, or the Bank, without the prior written permission of the Bank.
Notice to prospective investors in Bermuda
The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands
The ADSs are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (BVI Companies), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to prospective investors in Canada
The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Cayman Islands
This prospectus is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. The ADSs and ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.
Notice to prospective investors in the PRC
This prospectus will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to prospective investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, Dubai International Financial Centre, or DFIC, Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority, or the DFSA, has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area, each a Relevant State, no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.
In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in Hong Kong
The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CO,) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

In purchasing the ADSs, except as otherwise permitted under the Hong Kong Listing Rules or within the scope of any other waivers or consents granted or to be granted by the HKEx, you will be deemed to have represented to and agreed as follows:
•
you and your ultimate beneficial owners are independent of, and not connected or acting in concert with, our company, any of the directors, chief executives or substantial shareholders of ours or any of our subsidiaries, or any of their respective associates (as such term is defined in the Hong Kong Listing Rules);

•
you and your ultimate beneficial owners are not our affiliate or otherwise acting for our benefit;

•
you and your ultimate beneficial owners are not a director or existing shareholder holding 10% or more of the ordinary shares of our company, or an associate (as such term is defined in the Hong Kong Listing Rules) of any director or existing shareholder holding 10% or more of the ordinary shares of our company or a nominee of any of the foregoing;

•
you and your ultimate beneficial owners are not making, have not made and will not make offers or sales of the ADSs to any connected person (as the term is defined in the Hong Kong Listing Rules) of ours at the time of completion of this offering;

•
you and your ultimate beneficial owners are not directly or indirectly funded or backed by us, any of the directors, substantial shareholders, chief executives of ours or any of our subsidiaries or any of their respective close associates (as defined in the Hong Kong Listing Rules) or any of the underwriters;

•
you and your ultimate beneficial owners are not (a) person(s) who is/are accustomed to take instructions from any of our connected persons (as defined in the Hong Kong Listing Rules) in relation to the acquisition, disposal, voting or any other disposition of our securities;

•
you and your ultimate beneficial owners are not a connected person or person who will become a connected person of our company immediately upon completion of this offering, the subscription for ADSs by you or any person on whose behalf you may be acting is not financed directly or indirectly by any of our connected persons, and you or any person on whose behalf you may be acting is not taking instructions from any of our connected persons in making this subscription for ADSs;

•
you and your ultimate beneficial owners are not (an) existing beneficial owner(s) of any of our ordinary shares except as you have disclosed to us or our agent;

•
whether you acquire the ADSs on your own behalf or as a fiduciary or agent, the ADSs are acquired only for the purpose of investment;

•
you will require any person for whose accounts you are purchasing the ADSs and any person to whom you may offer or sell any of the ADSs to comply with the provisions of this section;

•
if you are a Hong Kong purchaser, your business involves the acquisition and disposal, or the holding, of securities (whether as principal or as agent) and you fall within the category of persons described as “professional investors” under the Securities and Futures (Professional Investor) Rules;

•
you have received a copy of this prospectus and have not relied on any information, representation or warranty provided or made by or on behalf of the underwriters, us, or any other party involved in this offering other than information contained in this prospectus, and that none of the underwriter, its affiliates, and its officers, agents and employees will be liable for any information or omission in this prospectus, and you are responsible for making your own examination of our company and your own assessment of the merits and risks of investing in the ADSs;

•
you and your ultimate beneficial owners will comply with all laws, regulations and restrictions (including the selling restrictions contained in this prospectus) which may be applicable in your and your ultimate beneficial owners’ jurisdiction and you and your ultimate beneficial owners have obtained or will obtain any consent, approval or authorization required for you and your ultimate beneficial owners to subscribe for and accept delivery of the ADSs and you acknowledge and agree that none of us, our affiliates and the underwriter and their respective affiliates shall have any responsibility in this regard;

•
you and your ultimate beneficial owners will comply with all guidelines issued by, and all requirements of the SFC, and the HKEx in relation to subscription and placings (including but not limited to the Hong Kong Listing Rules) and provide all information as may be required by the regulatory bodies, including, without limitation, the HKEx and the SFC, and in particular, the details set out in Appendix F1 to the Hong Kong Listing Rules. You acknowledge that failure to provide information required by the regulatory bodies may subject you to prosecution and you undertake to fully indemnify the underwriters and us for any non-compliance with the Hong Kong Listing Rules and all applicable laws;

•
you are not a connected client (as defined in Appendix F1 to the Hong Kong Listing Rules) of any of the underwriter;

•
you will on demand indemnify and keep indemnified us, our affiliates, officers, agents and employees and the underwriters and their respective affiliates, officers, agents and employees for losses or liabilities incurred by any of the foregoing arising out of or in connection with any breach of either the selling restrictions, or your agreement to subscribe for or acquire your allocated ADSs, or any other breach of your obligations hereunder;

•
you had at all material times and still have full power and authority to enter into the contract to subscribe for or purchase the ADSs for your own account or for the account of one or more persons for whom you exercise investment discretion and your agreement to do so constitutes your valid and legally binding obligation and is enforceable in accordance with its terms;

•
you will not copy or otherwise distribute this prospectus to any third party; and

•
(A) we, the underwriters and others will rely upon the truth and accuracy of your acknowledgments, representations, warranties and agreements set out above, (B) if any of the representations or warranties deemed to have been made by you by virtue of your purchase of the ADSs are no longer accurate, you will promptly notify us and the underwriters, and (C) if you are acquiring any of the ADSs as a fiduciary or agent for one or more accounts, you have sole investment discretion with respect to each such account and have full power to make the foregoing acknowledgments, representations, warranties and agreements on behalf of each such account.

Notice to prospective investors in Israel
In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:
•
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (1) are primarily engaged in research and development or manufacture of new technological products or processes and (2) involve above-average risk);

•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•
an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.
Notice to prospective investors in Japan
The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Korea
The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Notice to prospective investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s

approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (1) a closed end fund approved by the Commission; (2) a holder of a Capital Markets Services Licence; (3) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (4) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (5) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (6) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (7) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (8) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (9) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (10) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (11) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (1) to (11), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to prospective investors in Mexico
The ADSs have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores, or the RNV) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), and therefore, may not be offered or sold publicly in Mexico or otherwise be subject to intermediation activities in Mexico, however, the ADSs may only be offered and sold in Mexico on a private placement basis to investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. The information contained in this prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV and may not be publicly distributed in Mexico. In making an investment decision, all investors, including any Mexican investor, who may acquire the ADSs from time to time, must rely on their own examination of the Company and the terms of this offering and the notes, including the merits and risks involved.
Notice to prospective investors in Monaco
The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Company. Consequently, this document may only be communicated to (1) banks, and (2) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this document to potential investors.
Notice to prospective investors in Qatar
The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central

Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offers of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 3-123-2017 dated December 27, 2017, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the ADSs offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Notice to prospective investors in Singapore
Each joint book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than:
(a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA), pursuant to Section 274 of the SFA;
(b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:
(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;
(ii) where no consideration is or will be given for the transfer;
(iii) where the transfer is by operation of law;
(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of ADSs, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the ADSs are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act, is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96(1) (a)
the offer, transfer, sale, renunciation or delivery is to:
1. persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
2. the South African Public Investment Corporation;
3. persons or entities regulated by the Reserve Bank of South Africa;
4. authorized financial service providers under South African law;
5. financial institutions recognized as such under South African law;
6. a wholly-owned subsidiary of any person or entity contemplated in (3), (4) or (5), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
7. any combination of the person in (1) to (6); or

Section 96(1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Notice to prospective investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any ADSs. No ADSs have been offered or will be offered to the public in Switzerland, except that offers of ADSs may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act, or FinSA:
(a) to any person which is a professional client as defined under the FinSA;
(b) to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of joint book-running mangers for any such offer; or
(c) in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of ADSs shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.
The ADSs have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to prospective investors in Taiwan
The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.
Notice to prospective investors in the United Arab Emirates
The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the DFSA.
Notice to prospective investors in the United Kingdom
No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that ADSs may be offered to the public in the United Kingdom at any time:
(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2023, or FSMA,
provided that no such offer of ADSs shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Expenses related to this offering
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.
SEC registration fee	US$
Financial Industry Regulatory Authority filing fee
Listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

Legal matters
We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to certain legal matters as to U.S. federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to U.S. federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Walkers (Hong Kong). Certain legal matters as to PRC law will be passed upon for us by JunHe LLP and for the underwriters by Commerce & Finance Law Offices. Wilson Sonsini Goodrich & Rosati, Professional Corporation may rely upon Walkers (Hong Kong) with respect to matters governed by Cayman Islands law and JunHe LLP with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

Experts
The consolidated financial statements of Ascentage Pharma Group International at December 31, 2023 and 2022, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The office of Ernst & Young Hua Ming LLP is located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, the People’s Republic of China.

Where you can find additional information
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits for further information with respect to us and the ADSs.
Immediately upon the effectiveness of the registration statement on Form F-1, of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. Information regarding issuers that file electronically with the SEC, including reports, proxy and information statements and other information, can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with IFRS Accounting Standards, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Ascentage Pharma Group International
Index to unaudited interim condensed consolidated financial
statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Ascentage Pharma Group International
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ascentage Pharma Group International (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2017.
Shanghai, the People’s Republic of China
June 14, 2024

ASCENTAGE PHARMA GROUP INTERNATIONAL
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
		For the years ended December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
REVENUE
Products		174,931	193,535	26,632
Others		34,780	28,449	3,914
Total revenue	5	209,711	221,984	30,546
Cost of sales
Products		(18,926)	(29,342)	(4,038)
Others		(3,072)	(1,201)	(165)
Total cost of sales		(21,998)	(30,543)	(4,203)
Gross profit		187,713	191,441	26,343
Other income and gains	5	66,972	59,316	8,163
Selling and distribution expenses		(157,421)	(195,387)	(26,886)
Administrative expenses		(170,595)	(181,076)	(24,917)
Research and development expenses		(743,104)	(706,972)	(97,283)
Other expenses	7	(17,674)	(5,203)	(716)
Finance costs	8	(52,785)	(96,057)	(13,218)
Share of (loss)/profit of a joint venture	17	(278)	1,076	148
LOSS BEFORE TAX	6	(887,172)	(932,862)	(128,366)
Income tax credit	9	4,248	7,150	984
LOSS FOR THE YEAR		(882,924)	(925,712)	(127,382)
Attributable to:
Ordinary equity holders of the Company		(882,924)	(925,637)	(127,372)
Non-controlling interests		—	(75)	(10)
		(882,924)	(925,712)	(127,382)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic and diluted	11	(3.35)	(3.28)	(0.45)

ASCENTAGE PHARMA GROUP INTERNATIONAL
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi and U.S. dollar,
except for number of shares and per share data)
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
LOSS FOR THE YEAR	(882,924)	(925,712)	(127,382)
OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations	25,832	20,593	2,834
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of non-foreign operations	35,665	5,666	779
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	61,497	26,259	3,613
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(821,427)	(899,453)	(123,769)
Attributable to:
Ordinary equity holders of the Company	(821,427)	(899,378)	(123,759)
Non-controlling interests	—	(75)	(10)
	(821,427)	(899,453)	(123,769)

ASCENTAGE PHARMA GROUP INTERNATIONAL
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in thousands of Renminbi and U.S. dollar,
except for number of shares and per share data)
		As at December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
NON-CURRENT ASSETS
Property, plant and equipment	12	602,086	905,815	124,644
Investment properties	13	355,425	—	—
Right-of-use assets	14(a)	46,636	51,252	7,053
Goodwill	15	24,694	24,694	3,398
Other intangible assets	16	84,304	85,446	11,758
Investment in a joint venture	17	15,922	16,998	2,339
Financial assets at fair value through profit or loss (“FVTPL”)	18	2,609	1,951	268
Deferred tax assets	19	54,294	59,842	8,235
Other non-current assets	20	7,803	10,217	1,405
Total non-current assets		1,193,773	1,156,215	159,100
CURRENT ASSETS
Inventories	21	9,448	16,167	2,225
Trade receivables, net	22	54,356	145,893	20,076
Prepayments, other receivables and other assets	23	80,444	88,285	12,148
Cash and bank balances	24	1,492,240	1,093,833	150,516
Total current assets		1,636,488	1,344,178	184,965
CURRENT LIABILITIES
Trade payables	25	95,559	72,445	9,969
Other payables and accruals	26	240,034	206,914	28,472
Contract liabilities	27	24,354	38,410	5,285
Interest-bearing bank and other borrowings	28	518,383	616,404	84,820
Derivative financial instruments	39	2,822	—	—
Total current liabilities		881,152	934,173	128,546
NET CURRENT ASSETS		755,336	410,005	56,419
TOTAL ASSETS LESS CURRENT LIABILITIES		1,949,109	1,566,220	215,519

ASCENTAGE PHARMA GROUP INTERNATIONAL
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
(Amounts in thousands of Renminbi and U.S. dollar,
except for number of shares and per share data)
		As at December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
NON-CURRENT LIABILITIES
Contract liabilities	27	183,625	251,189	34,565
Interest-bearing bank and other borrowings	28	1,274,344	1,179,191	162,262
Deferred tax liabilities	19	12,151	10,549	1,452
Long-term payables	29	35,331	18,299	2,518
Deferred income	30	35,000	36,360	5,003
Total non-current liabilities		1,540,451	1,495,588	205,800
Commitments and contingencies	35, 36	—	—	—
TOTAL LIABILITIES		2,421,603	2,429,761	334,346
EQUITY
Equity attributable to ordinary equity holders of the Company
Ordinary shares (par value of US$0.0001 per share as of December 31, 2022 and 2023; 265,185,950 and 290,196,560 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	31	180	197	27
Treasury shares	31	(26,552)	(21,351)	(2,938)
Share premium	32	5,393,029	5,951,154	818,906
Capital and reserves	32	(359,235)	(371,441)	(51,112)
Exchange fluctuation reserve	32	(159,279)	(133,020)	(18,304)
Accumulated losses	32	(4,439,485)	(5,365,122)	(738,265)
		408,658	60,417	8,314
Non-controlling interests		—	10,215	1,405
Total equity		408,658	70,632	9,719

ASCENTAGE PHARMA GROUP INTERNATIONAL
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands of Renminbi and U.S. dollar,
except for number of shares and per share data)
	Attributable to ordinary equity holders of the Company
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
At January 1, 2022	178	(3)	5,342,072	(330,173)	(220,776)	(3,556,561)	1,234,737
Loss for the year	—	—	—	—	—	(882,924)	(882,924)
Other comprehensive income for the year:
Exchange differences on translation of operations	—	—	—	—	61,497	—	61,497
Total comprehensive loss for the year	—	—	—	—	61,497	(882,924)	(821,427)
Repurchase of ordinary shares	—	(26,776)	—	—	—	—	(26,776)
Equity-settled share-based payments
— Pre-IPO share option expenses	—	—	—	10,645	—	—	10,645
— RSU expenses	—	—	—	11,460	—	—	11,460
— Exercise of pre-IPO share options	2	—	37,484	(37,467)	—	—	19
— Vesting of restricted share units	—	227	13,473	(13,700)	—	—	—
At December 31, 2022	180	(26,552)	5,393,029	(359,235)	(159,279)	(4,439,485)	408,658

ASCENTAGE PHARMA GROUP INTERNATIONAL
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
(Amounts in thousands of Renminbi and U.S. dollar,
except for number of shares and per share data)
	Attributable to ordinary equity holders of the Company
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
At January 1, 2023	180	(26,552)	5,393,029	(359,235)	(159,279)	(4,439,485)	408,658	—	408,658
Loss for the year	—	—	—	—	—	(925,637)	(925,637)	(75)	(925,712)
Other comprehensive income for the year:
Exchange differences on translation of operations	—	—	—	—	26,259	—	26,259	—	26,259
Total comprehensive loss for the year	—	—	—	—	26,259	(925,637)	(899,378)	(75)	(899,453)
Capital contribution from a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	—	10,290	10,290
Issue of ordinary shares	15	—	470,066	—	—	—	470,081	—	470,081
Repurchase of ordinary shares	—	(5,923)	—	—	—	—	(5,923)	—	(5,923)
Equity-settled share-based payments
— Pre-IPO share option expenses	—	—	—	3,750	—	—	3,750	—	3,750
— Restricted share unit (“RSU”) expenses	—	—	—	27,753	—	—	27,753	—	27,753
— Exercise of pre-IPO share options	1	—	18,354	(18,347)	—	—	8	—	8
— Vesting of restricted share units	—	11,123	14,239	(25,362)	—	—	—	—	—
— Equity-settled bonus	1	1	55,466	—	—	—	55,468	—	55,468
At December 31, 2023	197	(21,351)	5,951,154	(371,441)	(133,020)	(5,365,122)	60,417	10,215	70,632
At December 31, 2023 in US$	27	(2,938)	818,906	(51,112)	(18,304)	(738,265)	8,314	1,405	9,719

ASCENTAGE PHARMA GROUP INTERNATIONAL
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi and U.S. dollar,
except for number of shares and per share data)
		For the years ended December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(887,172)	(932,862)	(128,366)
Adjustments for:
Depreciation of property, plant and equipment	6	38,194	55,281	7,607
Depreciation of investment property	6	1,444	15,883	2,186
Depreciation of right-of-use assets	6	13,495	11,632	1,601
Amortization of intangible assets	6	9,782	10,399	1,431
Equity-settled share-based payments	6	22,105	31,503	4,335
Gain on disposal of property, plant and equipment	6	(2,068)	(4)	(1)
Gain on disposal of leases	6	(205)	—	—
Fair value loss on financial assets measured at FVTPL	6	9,765	699	96
Fair value gain on derivative financial instruments	6	(19,434)	(2,822)	(388)
Finance costs	8	52,785	96,057	13,218
Share of loss/(profit) of a joint venture	17	278	(1,076)	(148)
Foreign exchange loss/(gain)	6	2,703	(1,621)	(224)
		(758,328)	(716,931)	(98,653)
Decrease/(Increase) in restricted cash balances		20,334	(7,936)	(1,092)
Increase in inventories		(5,518)	(6,719)	(925)
Increase in trade receivables		(388)	(91,537)	(12,596)
Decrease/(Increase) in prepayments, other receivables and other assets		3,117	(7,841)	(1,078)
Decrease/(Increase) in other non-current assets		29,380	(3,552)	(489)
Increase/(Decrease) in trade payables		24,698	(23,114)	(3,181)
Increase in other payables and accruals		57,448	48,573	6,684
(Decrease)/Increase in contract liabilities		(24,358)	81,620	11,231
(Decrease)/Increase in deferred income		(300)	1,360	187
Cash used in operations		(653,915)	(726,077)	(99,912)
Net cash flows used in operating activities		(653,915)	(726,077)	(99,912)

ASCENTAGE PHARMA GROUP INTERNATIONAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts in thousands of Renminbi and U.S. dollar,
except for number of shares and per share data)
		For the years ended December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(203,288)	(46,108)	(6,345)
Proceeds from disposal of property, plant and equipment		2,351	14	2
Purchase of intangible assets		(33,675)	(10,736)	(1,477)
Payment of contingent consideration related to acquisition of a subsidiary		(20,000)	(20,000)	(2,752)
(Increase)/Decrease in time deposits with original maturity of more than three months		(130,000)	98,752	13,589
Net cash flows (used in)/generated from investing activities		(384,612)	21,922	3,017
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		—	470,081	64,685
Treasury share purchases		(26,776)	(5,923)	(815)
Proceeds from exercise of share options		19	8	1
Interest paid		(49,849)	(92,348)	(12,708)
Proceeds from bank loans		763,617	953,500	131,206
Repayment of bank loans		(54,504)	(956,091)	(131,563)
Principal portion of lease payments		(13,239)	(10,766)	(1,481)
Capital contribution from non-controlling shareholders of a subsidiary		—	10,290	1,417
Net cash flows generated from financing activities		619,268	368,751	50,742
NET DECREASE IN CASH AND CASH EQUIVALENTS		(419,259)	(335,404)	(46,153)
Cash and cash equivalents at beginning of year		1,706,886	1,345,639	185,166
Effect of foreign exchange rate changes, net		58,012	27,813	3,827
CASH AND CASH EQUIVALENTS AT END OF YEAR		1,345,639	1,038,048	142,840
ANALYSIS OF BALANCES OF CASH AND BANK BALANCES
Cash and cash equivalents at end of year	24	1,345,639	1,038,048	142,840
Restricted cash	24	16,601	24,537	3,376
Time deposits with original maturity of more than three months	24	130,000	31,248	4,300
Cash and bank balances at end of year		1,492,240	1,093,833	150,516

ASCENTAGE PHARMA GROUP INTERNATIONAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi and U.S. dollar,
except for number of shares and per share data)
1. CORPORATE AND GROUP INFORMATION
The Company is a limited liability company incorporated in the Cayman Islands on November 17, 2017. The registered office of the Company is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
The Company is an investment holding company. The Company became the holding company of the subsidiaries now comprising the Group upon completion of the reorganization in July 2018. The Group is principally engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies.
The shares of the Company have been listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) since October 28, 2019.
Details of the Company’s principal subsidiaries as of December 31, 2023 are as follows:
	Place and date of incorporation/ registration and place of business	Nominal value of issued/ registered share capital	Percentage of equity interests attributable to the Company		Principal business
Company name			Direct	Indirect
Suzhou Ascentage Pharma Co., Ltd.*@ (“Suzhou Yasheng”)	PRC/Chinese Mainland June 1, 2016	RMB2,000,000	—	100%	Medical research and development
Guangzhou Healthquest Pharma Co., Ltd.*@ (“Healthquest Pharma”)	PRC/Chinese Mainland July 3, 2012	RMB150,000	—	100%	Clinical development and sale of products
Ascentage Pharma Group Inc.	United States of America (“United States”) November 4, 2015	US$0.15	—	100%	Clinical trials
Shanghai Centagen Pharma Co., Ltd.*@	PRC/Chinese Mainland January 27, 2022	RMB30,000	—	100%	Sale of products
Suzhou Shenghe Innovation Works Biotech Co., Ltd.*@	PRC/Chinese Mainland September 21, 2022	RMB500	—	100%	Rental of buildings to group companies
* The English names of the companies registered in the PRC represent the best efforts made by the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.
@ These entities are limited liability companies established in the PRC.

2. ACCOUNTING POLICIES
2.1 BASIS OF PREPARATION
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which include all International Financial Reporting standards, International Accounting Standards (“IASs”) and interpretations) approved by the International Accounting Standards Board (the “IASB”) .
These have been prepared under the historical cost convention, except for financial assets at FVTPL and derivative financial instruments which have been measured at fair value.
Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended December 31, 2022 and 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).
Generally, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
(a) the contractual arrangement with the other vote holders of the investee;
(b) rights arising from other contractual arrangements; and
(c) the Group’s voting rights and potential voting rights.
The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.
Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, any non-controlling interest and the exchange fluctuation reserve; and recognizes the fair value of any investment retained and any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.
2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES
The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.
IFRS 17	Insurance Contracts
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 12	International Tax Reform—Pillar Two Model Rules

The nature and the impact of the new and revised IFRSs that are applicable to the Group are described below:
(a) IFRS 17 is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts. The standard applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of the standard is to provide an accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting aspects. The core of the standard is the general model, supplemented by:
•
a specific adaptation for contracts with direct participation features (the variable fee approach); and

•
a simplified approach (the premium allocation approach) mainly for short-duration contracts.

As the Group did not have contracts within the scope of IFRS 17, the new standard had no impact on the Group’s financial statements.
(b) Amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Amendments to IFRS Practice Statement 2 Making Materiality Judgements provide non-mandatory guidance on how to apply the concept of materiality to accounting policy disclosures. The Group has disclosed the material accounting policy information in note 2 to the financial statements. The amendments did not have any impact on the measurement, recognition or presentation of any items in the Group’s financial statements.
(c) Amendments to IAS 8 clarify the distinction between changes in accounting estimates and changes in accounting policies. Accounting estimates are defined as monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify how entities use measurement techniques and inputs to develop accounting estimates. Since the Group’s approach and policy align with the amendments, the amendments had no impact on the Group’s financial statements.
(d) Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction narrow the scope of the initial recognition exception in IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences, such as leases and decommissioning obligations. Therefore, entities are required to recognise a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for temporary differences arising from these transactions.
Upon the application of the amendments, the Group has determined the temporary differences arising from right-of-use assets and lease liabilities separately, which have been reflected in the reconciliation disclosed in note 19 to the financial statements. However, they did not have any material impact on the overall deferred tax balances presented in the consolidated statements of financial position as the related deferred tax balances qualified for offsetting under IAS 12.
(e) Amendments to IAS 12 International Tax Reform—Pillar Two Model Rules introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The amendments also introduce disclosure requirements for the affected entities to help users of the financial statements better understand the entities’ exposure to Pillar Two income taxes, including the disclosure of current tax related to Pillar Two income taxes separately in the periods when Pillar Two legislation is effective and the disclosure of known or reasonably estimable information of their exposure to Pillar Two income taxes in periods in which the legislation is enacted or substantively enacted but not yet in effect. The Group has applied the amendments retrospectively. Since the Group did not fall within the scope of the Pillar Two model rules, the amendments did not have any impact to the Group.

2.3 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Group has not applied the following revised IFRSs, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these revised IFRSs, if applicable, when they become effective.
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(3)
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback(1)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)(1)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)(1)
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements(1)
Amendments to IAS 21	Lack of Exchangeability(2)
(1) Effective for annual periods beginning on or after January 1, 2024
(2) Effective for annual periods beginning on or after January 1, 2025
(3) No mandatory effective date yet determined but available for adoption
Amendments to IAS 1 are expected to be applicable to the Group. The Group is in the process of making assessment of the impact of these revised IFRSs upon initial application. So far, the Group considers that, these revised IFRSs are unlikely to have a significant impact on the Group’s results of operations and financial position.
2.4 MATERIAL ACCOUNTING POLICIES
Investments in joint venture
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and other comprehensive income of joint ventures is included in the consolidated statement of profit or loss and consolidated other comprehensive income, respectively. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group’s investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures.
Goodwill
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.
Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.
Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.
Fair value measurement
The Group measures its financial asset at FVTPL and derivative financial instruments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1—based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2—based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3—based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Impairment of non-financial assets
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, investment property and non-current assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.
In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset (e.g., a headquarters building) is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.
An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.
An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises.
Related parties
A party is considered to be related to the Group if:
(a) the party is a person or a close member of that person’s family and that person:
(i) has control or joint control over the Group;
(ii) has significant influence over the Group; or
(iii) is a member of the key management personnel of the Group or of a parent of the Group;
or
(b) the party is an entity where any of the following conditions applies:
(i) the entity and the Group are members of the same group;
(ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii) the entity and the Group are joint ventures of the same third party;
(iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi) the entity is controlled or jointly controlled by a person identified in (a);
(vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.
Property, plant and equipment and depreciation
Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.
Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:
Buildings	4.75%
Leasehold improvements	20% to 33.33%
Furniture and equipment	9.5% to 31.67%
Motor vehicles	23.75%
Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.
Construction in progress is stated at cost less any impairment losses, and is not depreciated. It is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.
Investment properties
Investment properties are interests in land and buildings (including right-of-use assets) held to earn rental income and/or for capital appreciation. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at historical cost less accumulated depreciation and provision for any impairment in value. Depreciation is calculated on the straight-line basis over the expected useful life of 20 years.
Subsequent expenditure is charged to the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the statement of profit or loss during the financial period in which they are incurred.
Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of profit or loss in the year of the retirement or disposal.
For a transfer from investment properties to owner-occupied properties, the deemed cost of a property for subsequent accounting is its book value at the date of change in use. If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under “Property, plant and equipment and depreciation” for owned property and/or accounts for such property in accordance with the policy stated under “Right-of-use assets” for property held as a right-of-use asset up to the date of change in use.

Intangible assets (other than goodwill)
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.
Intangible assets are amortized on the straight-line basis over the following useful economic lives:
Software	3 to 10 years
Patent	14 years
License	20 years
The useful lives of software are assessed by the Group considering different purpose and usage of the software, and the authorized period for use. The useful life of patents is assessed by the Group based on the remaining and foreseeable patent protection period after acquisition. The useful life of purchased license is assessed by considering the expected usage of the license by the Group.
Research and development costs
All research costs are charged to the statement of profit or loss as incurred.
Expenditure incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. During the reporting period, all expenses incurred for research and development activities were regarded as research expenses and therefore were expensed when incurred.
Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Group as a lessee
The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.
(a)   Right-of-use assets
Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:
Leasehold land	30 years
Buildings	2 to 7 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.
(b)   Lease liabilities
Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.
In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.
The Group’s lease liabilities are included in interest-bearing bank and other borrowings.
(c)   Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value.
Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.
Investments and other financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition, as subsequently measured at amortized cost and fair value through profit and loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value plus in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.
In order for a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.
Purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.
Subsequent measurement
The subsequent measurement of financial assets depends on their classification as follows:
Financial assets at amortized cost (debt instruments)
Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.
Financial assets at FVTPL
Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.
This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at FVOCI. Dividends on the equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.
Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:
•
the rights to receive cash flows from the asset have expired; or

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
General approach
ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.
The Group considers a financial asset in default when contractual payments are 45 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.
A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.
Stage 1—Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs
Stage 2—Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs
Stage 3—Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs
Simplified approach
For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
Financial liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, or payables, as appropriate.
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade payables, financial liabilities included in other payables and accruals, interest-bearing bank and other borrowings, long-term payables and derivative financial instruments.
Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification as follows:
Financial liabilities at amortized cost (trade and other payables, and borrowings)
After initial recognition, trade and other payables, and interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Derivative financial instruments
Initial recognition and subsequent measurement
Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive, and as liabilities when the fair value is negative.
Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss.
Treasury shares
Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognized directly in equity at cost. No gain or loss is recognized in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.
Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on a first-in, first-out basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.
Cash and cash equivalents
Cash and cash equivalents in the consolidated statements of financial position comprise cash on hand and at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short-term cash commitments.
For the purpose of the consolidated statements of cash flows, cash and bank balances comprise cash and cash equivalents as defined above, restricted cash and time deposits with original maturity of more than three months.
Provisions
A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.
When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.
When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.
Income tax
Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.
Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax liabilities are recognized for all taxable temporary differences, except:
(i) when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and
(ii) in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:
(i) when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and
(ii) in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
Government grants
Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed.
The government grants whose primary condition is to compensate for research and development projects or other than purchase, construct or otherwise acquire long-term assets are designated as grants related to income. Some of the grants related to income have future related costs expected to be incurred, and require the Group to comply with conditions attached to the grants and the government to acknowledge the compliance of these conditions. These grants related to income are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss when related costs are subsequently incurred and the Group received government acknowledge of compliance.
Other government grants related to income as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs, are directly recognized in the current period profit or loss.
Revenue recognition
Revenue from contracts with customers
Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.
When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.
(a)   Sale of products
Revenue from the sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance of the products.
(b)   Commercialization rights
The Group provides commercialization, development and branding rights (collectively, “Commercialization Rights”) to customers for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement.
The consideration for commercialization rights comprises several milestones, including but not limited to development and commercialization milestones. The payment of commercialization rights is recorded under contract liabilities and recognized as revenue over time during the commercialization period. The Group determined that the output method is the best method in measuring the progress of the commercialization activities. Milestone payments are recognized as transaction prices when the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue.
(c)   Intellectual property income
Intellectual property income is recognized at the point in time at which the non-patented intellectual property is granted to the customer because the Company will not undertake activities that affect such intellectual property.
The consideration for intellectual property income comprises a fixed element and a variable element. Variable element is recognized as transaction price when the Company can conclude that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
(d)   Others
The Group provides consulting and promotion services to its customers through contracts. Depending on the contract, revenue is recognized over time as the service is rendered, or at the point in time as the service is completed and accepted.
Other income
Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.
Contract liabilities
A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).
Share-based payments
The Company operates a share incentive plan which includes the pre-IPO share option scheme, 2018 restricted share unit scheme (the “2018 RSU Scheme”), 2021 restricted share unit scheme (the “2021 RSU Scheme”) and 2022 restricted share unit scheme (the “2022 RSU Scheme”). Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted, further details of which are given in note 33 to the financial statements.
The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.
For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognized. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.
Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of loss per share.
Other employee benefits
Pension scheme
The employees of the Group’s subsidiaries which operate in Chinese Mainland are required to participate in a central pension scheme operated by the local municipal government. The subsidiaries operating in Chinese Mainland are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to profit or loss as they become payable in accordance with the rules of the central pension scheme.
The Group implemented a safe harbor defined contribution 401(k) savings plan (the “401(k) Plan”) for U.S. employees. The 401(k) Plan covers all U.S. employees and allows participants to defer a portion of their annual compensation on a pre-tax basis. In addition, the Company implemented a matching contribution to the 401(k) Plan, matching 100% of an employee’s contribution up to a maximum of 6% of the participant’s annual base salary. Such matching contribution vests when made.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.
Convenience translation
Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2672 per US$1.00 on June 28, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
Foreign currencies
These financial statements are presented in RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).
In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.
The functional currencies of certain overseas subsidiaries are currencies other than the RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into RMB at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into RMB at the exchange rates that approximate to those prevailing at the dates of the transactions.
The resulting exchange differences are recognized in other comprehensive income and accumulated in the exchange fluctuation reserve, except to the extent that the differences are attributable to non-controlling interests. On disposal of a foreign operation, the cumulative amount in the reserve relating to that particular foreign operation is recognized in the statement of profit or loss.
Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.
For the purpose of the consolidated statements of cash flows, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the exchange rates that approximate to those prevailing at the dates of the transactions.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
The preparation of the Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.
Judgements
In the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:
Revenue from contracts with customers
The Group applied the following judgement that significantly affects the determination of the amount of revenue recognized from contracts with customers:
(a)
Determining the method to estimate variable consideration

Commercialization rights contracts include variable consideration based on the future events. In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on which method better predicts the amount of consideration to which it will be entitled.
Given that the payments of certain variable consideration are not within the control of the Group, such as regulatory approvals, relevant consideration is not considered until relevant approvals are obtained. The Group determines that the most likely amount method is the appropriate method to estimate the variable consideration. When the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue, the variable consideration will be included in the transaction price.
Estimation uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.
Impairment of goodwill
The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2023 was RMB24,694 (US$3,398) (December 31, 2022: RMB24,694). Further details are given in note 15.
Impairment of non-financial assets (other than goodwill)
The Group assesses whether there are any indicators of impairment for all non-financial assets (including the right-of-use assets) at the end of each reporting period. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Taxes
Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group has carried forward RMB3,614,366 and RMB4,147,923 (US$570,773) of tax losses as of December 31, 2022 and 2023, respectively, of which RMB23,097 and RMB16,402 (US$2,257) of related deferred tax assets have been recognized as of December 31, 2022 and 2023, respectively. The Group recognized deferred tax assets to the extent that it is probable that taxable profit will be available. Deferred tax assets have not been recognised in respect of losses that have arisen in subsidiaries that have been loss-making for some time, and it is not considered probable that taxable profits will be available against which the tax losses can be utilised.
If the Group was able to recognise all unrecognised deferred tax assets, net profit and equity would have increased by RMB934,601 and RMB1,119,913 (US$154,105) during the years ended December 31, 2022 and 2023, respectively. Further details on taxes are disclosed in Note 9.
4. OPERATING SEGMENT INFORMATION
For management purposes, the Group has only one reportable operating segment, which is the development and sales of novel small-scale therapies for cancers, hepatitis B virus, or HBV, and certain age-related diseases. Management monitors the operating results of the Group’s operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment. Therefore, no analysis by operating segment is presented.
Geographical information
(a)
Revenue from external customers

	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Chinese Mainland	209,707	221,984	30,546
United States	4	—	—
Total revenue	209,711	221,984	30,546
The revenue information above is based on the locations of the customers.
(b)
Non-current assets

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Chinese Mainland	1,133,439	1,088,733	149,814
United States	3,393	2,665	367
Others	38	24	3
Total non-current assets	1,136,870	1,091,422	150,184
The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Information about major customers
Revenue from customers amounting to over 10% of the total revenue of the Group in the reporting period is as follows:
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Customer A	155,506	107,323	14,768
Customer B	N/A*	35,021	4,819
Customer C	N/A*	30,623	4,214
	155,506	172,967	23,801
* These customers generated less than 10% of the total revenue of the Group during the year ended December 31, 2022.
5. REVENUE, OTHER INCOME AND GAINS
An analysis of revenue is as follows:
Revenue from contracts with customers
(a)
Disaggregated revenue information

	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Types of goods or services
Sales of products	174,931	193,535	26,632
Commercialization rights income	24,358	26,049	3,584
Others	10,422	2,400	330
Total	209,711	221,984	30,546
Timing of revenue recognition
At a point in time
Sales of products	174,931	193,535	26,632
Others	7,252	—	—
Over time
Commercialization rights income	24,354	26,049	3,584
Others	3,174	2,400	330
Total	209,711	221,984	30,546
The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Commercialization rights income	24,354	26,049	3,351
Others	4	—	—
Total	24,358	26,049	3,351

(b) Performance obligations
Information about the Group’s performance obligations is summarized below:
Sales of products
The performance obligation is satisfied upon acceptance of the products and payment is generally due within 45 days from the date of billing.
Commercialization rights
The performance obligation is satisfied over time as commercialization rights are granted for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement.
The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2023 and 2022 are as follows:
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Amounts expected to be recognized as revenue:
Within one year	24,354	38,410	5,285
After one year	183,625	251,189	34,565
Total	207,979	289,599	39,850
The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized are related to commercialization rights, which have been partially recognized during the reporting period. The amounts disclosed above do not include variable consideration which is constrained.
Other income and gains
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Bank interest income	9,727	32,409	4,460
Government grants related to income	33,597	19,358	2,664
Fair value gain on derivative financial instruments	19,434	2,822	388
Foreign exchange gain, net	—	1,621	224
Gain on disposal of property, plant and equipment	2,068	4	1
Others	2,146	3,102	426
Total	66,972	59,316	8,163

6. LOSS BEFORE TAX
The Group’s loss before tax is arrived at after charging/(crediting):
		For the years ended December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
Cost of inventories sold		18,926	29,342	4,038
Cost of services provided		3,072	1,201	165
Depreciation of property, plant and equipment**	12	38,194	55,281	7,607
Depreciation of investment property**	13	1,444	15,883	2,186
Depreciation of right-of-use assets**	14(a)	13,495	11,632	1,601
Amortization of intangible assets**	16	9,782	10,399	1,431
Research and development costs		743,104	706,972	97,283
Employee benefit expense (including directors’ remuneration):
Wages and salaries		360,838	337,381	46,425
Equity-settled share-based payment expenses**	33	22,105	31,503	4,335
Pension scheme contributions
(defined contribution scheme)*		28,659	30,705	4,225
Fair value gain, net:
Derivative financial instruments		(19,434)	(2,822)	(388)
Financial assets at FVTPL		9,765	699	96
Gain on disposal of items of property, plant and equipment		(2,068)	(4)	(1)
Gain on disposal of items of lease		(205)	—	—
Lease payments not included in the measurement of lease liabilities	14(c)	124	181	25
Government grants related to income		(33,597)	(19,358)	(2,664)
Bank interest income		(9,727)	(32,409)	(4,460)
Auditors’ remuneration		2,510	2,550	351
Donations		3,118	3,988	549
Foreign exchange loss/(gain), net		2,703	(1,621)	(224)
* There are no forfeited contributions that may be used by the Group as the employer to reduce the existing level of contributions.
** The depreciation of property, plant and equipment, the depreciation of investment property, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the year are included in “Cost of Sales”, “Research and development expenses”, “Selling and distribution expenses” and “Administrative expenses” in the consolidated statements of profit or loss.
7. OTHER EXPENSES
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Foreign exchange loss	2,703	—	—
Fair value loss on financial assets at FVTPL	9,765	699	96
Donations	3,118	3,988	549
Others	2,088	516	71
	17,674	5,203	716

8. FINANCE COSTS
An analysis of finance costs is as follows:
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Interest expenses on bank loans and other borrowings	63,362	91,690	12,617
Interest expenses on lease liabilities (note 14(b))	1,108	1,321	182
Interest expenses on long-term payables	2,922	3,046	419
Subtotal	67,392	96,057	13,218
Less: Interest capitalized*	(14,607)	—	—
Total	52,785	96,057	13,218
* The amount of finance costs eligible for capitalization was determined by the interest rates of specific borrowings, ranged from 4.45% to 4.80% for the year ended December 31, 2022.
9. INCOME TAX CREDIT
The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.
Cayman Islands
Under the current laws of the Cayman Islands, the Company, Ascentage Pharma Group International, are not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2022 and 2023, the Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.
Chinese Mainland
The Company’s subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate.
Healthquest Pharma was recognized as a qualified HNTE under the EIT Law by the relevant government authorities in December 2022 and is subject to a preferential rate of 15% for three years from 2022 to 2024.
Dividends, interest, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.
United States
The subsidiary operating in the United States is subject to tax at a maximum of 21% for the years ended December 31, 2022 and 2023. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period.

A new requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) became effective on January 1, 2022. Under the TCJA, the Company is required to capitalize, and subsequently amortize R&D expenses over five years for research activities conducted within U.S and fifteen years for research activities conducted outside of the U.S.
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Current	—	—	—
Deferred (note 19)	(4,248)	(7,150)	(984)
Total income tax credit for the year	(4,248)	(7,150)	(984)
A reconciliation of the tax benefit applicable to loss before tax at the statutory tax rates for the jurisdictions in which the Company and the majority of its subsidiaries are domiciled to the tax benefit at the effective tax rates is as follows:
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Loss before tax	(887,172)	(932,862)	(128,367)
Tax at the statutory rate	(238,276)	(244,549)	(34,651)
Lower tax rate for a specific entity	(4,729)	3,292	453
Loss attributable to joint venture	70	(269)	(37)
Income not subject to tax	(12)	(4,093)	(563)
Tax incentives on eligible expenditures	(83,831)	(67,525)	(9,292)
Items not deductible for tax	3,615	9,192	1,264
Deductible temporary differences not recognized	55,677	33,235	4,573
Tax losses not recognized	263,238	263,567	36,269
Income tax benefit at the Group’s effective rate	(4,248)	(7,150)	(984)
10. DIVIDENDS
The board of directors resolved not to declare any final dividend for the years ended December 31, 2022 and 2023.
11. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the Company, and the weighted average number of ordinary shares of 282,299,269 (2022: 263,668,827) in issue during the year, as adjusted to reflect the rights issued during the year.
No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2023 and 2022 in respect of a dilution as the impact of the options and warrants outstanding had an anti-dilutive effect on the basic loss per share amounts presented.

The calculation of basic loss per share is based on:
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Loss
Loss attributable to ordinary equity holders of the Company, used in the basic loss per share calculation	(882,924)	(925,637)	(127,372)
	Number of shares
	2022	2023
Shares
Weighted average number of ordinary shares in issue during the year used in the basic loss per share calculation	263,668,827	282,299,269
12. PROPERTY, PLANT AND EQUIPMENT
	Buildings	Leasehold improvements	Furniture and equipment	Motor vehicles	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2022
At January 1, 2022:
Cost	406,945	8,135	60,520	457	362,859	838,916
Accumulated depreciation	—	(6,898)	(34,802)	(187)	—	(41,887)
Net carrying amount	406,945	1,237	25,718	270	362,859	797,029
At January 1, 2022, net of accumulated depreciation	406,945	1,237	25,718	270	362,859	797,029
Additions	5,150	489	34,203	152	160,380	200,374
Disposals	—	(95)	(188)	—	—	(283)
Depreciation provided during the year (note 6)	(23,913)	(821)	(13,361)	(99)	—	(38,194)
Transfers	422,818	—	60,930	—	(483,748)	—
Transfer to investment property (note 13)	(356,869)	—	—	—	—	(356,869)
Exchange realignment	—	—	29	—	—	29
At December 31, 2022, net of accumulated depreciation	454,131	810	107,331	323	39,491	602,086
At December 31, 2022:
Cost	470,217	7,741	154,603	609	39,491	672,661
Accumulated depreciation	(16,086)	(6,931)	(47,272)	(286)	—	(70,575)
Net carrying amount	454,131	810	107,331	323	39,491	602,086

	Buildings	Leasehold improvements	Furniture and equipment	Motor vehicles	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2023
At January 1, 2023:
Cost	470,217	7,741	154,603	609	39,491	672,661
Accumulated depreciation	(16,086)	(6,931)	(47,272)	(286)	—	(70,575)
Net carrying amount	454,131	810	107,331	323	39,491	602,086
At January 1, 2023, net of accumulated depreciation	454,131	810	107,331	323	39,491	602,086
Additions	—	2,528	8,017	—	9,877	20,422
Disposals	—	—	(11)	—	—	(11)
Depreciation provided during the year (note 6)	(23,897)	(4,572)	(26,692)	(120)	—	(55,281)
Transfers	—	18,936	17,782	—	(36,718)	—
Transfer from investment property (note 13)	339,542	—	—	—	—	339,542
Others	—	—	(948)	—	—	(948)
Exchange realignment	—	(1)	6	—	—	5
At December 31, 2023, net of accumulated depreciation	769,776	17,701	105,485	203	12,650	905,815
At December 31, 2023:
Cost	834,913	29,218	179,256	609	12,650	1,056,646
Accumulated depreciation	(65,137)	(11,517)	(73,771)	(406)	—	(150,831)
Net carrying amount	769,776	17,701	105,485	203	12,650	905,815
Net carrying amount in US$	105,925	2,436	14,515	27	1,741	124,644
13. INVESTMENT PROPERTY
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
At January 1:
Cost	—	364,696	50,184
Depreciation	—	(9,271)	(1,276)
At January 1, net of accumulated depreciation	—	355,425	48,908
Transfer from/(to) property, plant and equipment (note 12)	356,869	(339,542)	(46,722)
Depreciation (note 6)	(1,444)	(15,883)	(2,186)
At December 31, net of accumulated depreciation	355,425	—	—
At December 31:
Cost	364,696	—	—
Accumulated depreciation	(9,271)	—	—
Net carrying amount	355,425	—	—
The Group’s investment property consists of one industrial property in Chinese Mainland, which is located at 68, Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China. The property was constructed by the Group and its original intended use was as a research and development facility. In November 2022, the Group entered into an agreement with the local government, which stipulated the temporary change of use to rental property.
The property was measured initially and subsequently at cost, and depreciation is calculated on the straight- line basis over 20 years. As at December 31, 2022, the fair value of the Group’s investment property was RMB375,422. The valuation was determined using the income approach.
The following table illustrates the fair value measurement hierarchy of the Group’s investment property:
	Fair value measurement using
As at December 31, 2022	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Investment property	—	—	375,422	375,422
During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2022: Nil).
The arrangement with the local government was terminated in December 2023. The Board of Directors approved the change of use to research and development, and the investment property was transferred to property, plant and equipment as of December 31, 2023.
Below is a summary of the valuation technique used and the key inputs to the valuation of investment property:
	Valuation technique	Significant unobservable inputs	Range or rate
Investment property	Discounted cash flow method	Estimated rental value (per square meter and per year)	RMB 0.86 to RMB1.08 per square meter
		Discount rate	7%
14. LEASES
The Group as a lessee
The Group has lease contracts for lands and buildings. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 30 years, and no ongoing payments will be made under the terms of these land leases. Leases of buildings generally have lease terms between 2 and 7 years. Other leases generally have lease terms of 12 months or less and/or are individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.
(a) Right-of-use assets
The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Buildings	Leasehold land	Total	Total
	RMB	RMB	RMB	US$
As at January 1, 2022	17,481	29,858	47,339	6,514
Additions	17,782	—	17,782	2,447
Depreciation charge (note 6)	(12,365)	(1,130)	(13,495)	(1,857)
Disposal	(5,051)	—	(5,051)	(695)
Exchange realignment	61	—	61	8
As at December 31, 2022 and January 1, 2023	17,908	28,728	46,636	6,417
Additions	16,194	—	16,194	2,228
Depreciation charge (note 6)	(10,502)	(1,130)	(11,632)	(1,601)
Exchange realignment	54	—	54	9
As at December 31, 2023	23,654	27,598	51,252	7,053

(b)
Lease liabilities

The carrying amount of lease liabilities (included under interest-bearing bank and other borrowings) and the movements during the year are as follows:
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Carrying amount at January 1	17,898	17,222	2,370
New leases	17,782	16,194	2,228
Accretion of interest recognized during the year (note 8)	1,108	1,321	182
Payments	(14,347)	(12,087)	(1,663)
Exchange realignment	37	31	4
Disposal	(5,256)	—	—
Carrying amount at December 31	17,222	22,681	3,121
Analysed into:
Current portion	8,078	9,757	1,343
Non-current portion	9,144	12,924	1,778
The maturity analysis of lease liabilities is disclosed in note 41 to the consolidated financial statements.
(c) The amounts recognized in profit or loss in relation to leases are as follows:
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Interest on lease liabilities (note 8)	1,108	1,321	182
Depreciation charge of right-of-use assets	13,495	11,632	1,601
Expense relating to short-term leases (included in administrative expenses) (note 6)	124	181	25
Total amount recognized in profit or loss	14,727	13,134	1,808

(d)
The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in notes 34(c) and 35(b), respectively, to the consolidated financial statements.

15. GOODWILL
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Cost	24,694	24,694	3,398
Accumulated impairment	—	—	—
Total	24,694	24,694	3,398
The carrying amount of goodwill as at December 31, 2022 and 2023 was all allocated to the cash-generating unit (“CGU”) of Healthquest Pharma.
Impairment testing of goodwill
The recoverable amounts of the cash-generating units have been determined based on a value in use calculation using cash flow projections approved by senior management. The cash flows of the unit are projected based on the forecasted sales of the new drug after the approval of new drug application (“NDA”) and within the patent protection period. No revenue nor cash flow is forecasted after the expiration of the patent.
Assumptions were used in the value in use calculation of the cash-generating unit for the reporting period.
The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:
Discount rate—The discount rate applied to the cash flow projections was 17.54% as at December 31, 2023 (December 31, 2022: 16.94%). The discount rate used is before tax and reflects specific risks relating to the relevant unit.
Expected revenue—The revenue is based on the business strategy and management’s expectation for the market development.
The values assigned to the key assumptions are consistent with external information sources. The management believes that any reasonably possible change in any of the key assumptions on which the recoverable amount is based would not cause the cash-generating unit’s carrying amount to exceed its recoverable amount.
16. OTHER INTANGIBLE ASSETS
	Software	Patent	License	Total
	RMB	RMB	RMB	RMB
December 31, 2022
Cost at January 1, 2022, net of accumulated amortization	5,404	55,007	—	60,411
Additions	3,675	—	30,000	33,675
Amortization provided during the year (note 6)	(1,999)	(6,408)	(1,375)	(9,782)
At December 31, 2022	7,080	48,599	28,625	84,304
At December 31, 2022:
Cost	11,784	87,050	30,000	128,834
Accumulated amortization	(4,704)	(38,451)	(1,375)	(44,530)
Net carrying amount	7,080	48,599	28,625	84,304
December 31, 2023

	Software	Patent	License	Total
	RMB	RMB	RMB	RMB
Cost at January 1, 2023, net of accumulated amortization	7,080	48,599	28,625	84,304
Additions	5,541	6,000	—	11,541
Amortization provided during the year (note 6)	(2,389)	(6,510)	(1,500)	(10,399)
At December 31, 2023	10,232	48,089	27,125	85,446
At December 31, 2023:
Cost	17,325	93,050	30,000	140,375
Accumulated amortization	(7,093)	(44,961)	(2,875)	(54,929)
Net carrying amount	10,232	48,089	27,125	85,446
Net carrying amount in US$	1,408	6,617	3,733	11,758
17. INVESTMENT IN A JOINT VENTURE
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Share of net assets	15,922	16,998	2,339
Particulars of the Group’s principal joint venture are as follows:
Name	Place of registration and business	Registered share capital	Percentage of ownership interest	Principal activities
		RMB
Suzhou Ascentage Harvest Venture Capital LLP* (“Ascentage Harvest”)	PRC	200,000	19.9%**	Investment in biotechnology companies
The above investment is indirectly held by the Company.
* The English name of the company registered in the PRC represents the best efforts made by the management of the Company in directly translating the Chinese name of this company as no English name has been registered.
** The Group holds two of three representatives in the committee that directs the relevant activities of Ascentage Harvest. As a result, the Group has significant influence over the financial and operating policy decisions of Ascentage Harvest.
The following table illustrates the summarized financial information of the Group’s joint venture:
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Share of the joint venture’s (loss)/gain for the year	(278)	1,076	148
Share of the joint venture’s total comprehensive (loss)/gain for the year	(278)	1,076	148
Aggregate carrying amount of the Group’s investment in the joint venture	15,922	16,998	2,339
18. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Listed equity investments, at fair value	2,609	1,951	268

The above equity investments were classified as financial assets at fair value through profit or loss as they were held for trading.
The financial assets are the equity securities issued to the Group by a customer as a consideration for the Group’s compounds’ library license. The equity securities became listed on NASDAQ in May 2018. Management designated the listed equity investments as financial assets measured at fair value through profit or loss.
19. DEFERRED TAX
The movements in deferred tax liabilities and assets during the reporting period are as follows:
Deferred tax liabilities
	Fair value adjustments arising from acquisition of a subsidiary	Right-of- use assets	Total	Total
	RMB	RMB	RMB	US$
At January 1, 2022	13,753	—	13,753	1,892
Effect of adoption of amendments to IAS 12	—	4,126	4,126	568
Deferred tax liabilities at January 1,2022 (restated)	13,753	4,126	17,879	2,460
Deferred tax (credited)/charged to the statement of profit or loss during the year (note 9)	(1,602)	1,202	(400)	(55)
Deferred tax liabilities at December 31, 2022 and January 1,2023 (restated)	12,151	5,328	17,479	2,405
Deferred tax (credited)/charged to the statement of profit or loss during the year (note 9)	(1,602)	85	(1,517)	(209)
Deferred tax liabilities at December 31, 2023	10,549	5,413	15,962	2,196
Deferred tax assets
	Lease liabilities	Contract liabilities	Losses available for offsetting against future taxable profits	Total	Total
	RMB	RMB	RMB	RMB	US$
At January 1, 2022	—	27,751	23,897	51,648	7,107
Effect of adoption of amendments to IAS 12	4,126	—	—	4,126	568
Deferred tax assets at January 1, 2022 (restated)	4,126	27,751	23,897	55,774	7,675
Deferred tax charge/(credited) to the statement of profit or loss during the year (note 9)	1,202	3,446	(800)	3,848	530
Deferred tax assets at December 31, 2022 and January 1, 2023 (restated)	5,328	31,197	23,097	59,622	8,205
Deferred tax charged/(credited) to the statement of profit or loss during the year (note 9)	85	12,243	(6,695)	5,633	775
Deferred tax assets at December 31, 2023	5,413	43,440	16,402	65,255	8,980

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statements of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Deferred tax offset in the consolidated statements of financial position	5,328	5,413	745
Net deferred tax assets recognized in the consolidated statements of financial position	54,294	59,842	8,235
Net deferred tax liability recognized in the consolidated statements of financial position	12,151	10,549	1,452
The Group has tax losses arising in Chinese Mainland of RMB2,717,596 and RMB3,095,461 (US$425,950) that will expire in one to ten years for offsetting against future taxable profits as at December 31, 2022 and 2023, respectively, of which the related deferred tax assets of RMB23,097 and RMB16,402 (US$2,257) have been recognized as of December 31, 2022 and 2023, respectively.
The Group has tax losses arising in other jurisdictions, mainly the United States of RMB515,994 and RMB631,514 (US$86,899) as at December 31, 2022 and 2023, respectively, that are available indefinitely for offsetting against up to 80% of future taxable profits of the company in which the losses arose.
At December 31, 2023, the Company also had RMB65,903 (US$9,069) of United States research tax credits that will expire between 2039 and 2043, if not utilized. The Group recognized deferred tax assets to the extent that it is probable that taxable profit will be available. Deferred tax assets have not been recognised in respect of losses that have arisen in subsidiaries that have been loss-making for some time, and it is not considered probable that taxable profits will be available against which the tax losses can be utilised.
As at December 31, 2022 and 2023, the Group has deductible temporary differences of RMB339,957 and RMB495,031 (US$68,119), respectively. Deferred tax assets have not been recognised in respect of these differences as it is not considered probable that taxable profits will be available against which the above items can be utilised.
At December 31, 2022 and 2023, there was no significant unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or joint ventures as these enterprises are still in accumulative loss status.
20. OTHER NON-CURRENT ASSETS
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Value added tax recoverable	—	7,052	969
Deposit	6,500	3,000	413
Prepayment for property, plant and equipment	1,303	165	23
Total	7,803	10,217	1,405

21. INVENTORIES
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Work in progress	5,038	5,089	700
Finished goods	4,410	11,078	1,525
Total	9,448	16,167	2,225
22. TRADE RECEIVABLES, net
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Total	54,356	145,893	20,076
The Group’s trading terms with its customers are mainly on credit. The credit period is generally 45 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral or other credit enhancements over its trade receivable balances. Trade receivables are non-interest-bearing.
For the trade receivables generated from the sales of products and commercialization rights income, to which the customers have similar loss patterns, an impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due, and the calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions, and forecasts of future economic conditions. As at December 31, 2023 and 2022, trade receivables were expected to be recovered on time. As at December 31, 2023 and 2022, the loss allowance was assessed to be minimal.
An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Within 45 days	54,356	145,893	20,076
23. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Prepayments for clinical trial expenses	43,052	52,514	7,226
Value added tax recoverable	6,484	11,010	1,515
Other receivables	649	6,637	913
Deposits	11,905	6,557	902
Prepayment for treasury share purchase fees	1,557	6,562	903
Other prepayments	16,797	5,005	689
Total	80,444	88,285	12,148

The carrying amounts of financial assets included in prepayments, other receivables and other assets approximate to their fair values.
The financial assets included in the above balances relate to receivables for which there was no recent history of default or past due amounts. As at December 31, 2023 and 2022, the loss allowance was assessed to be minimal.
24. CASH AND BANK BALANCES
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Cash and cash equivalents as stated in the consolidated statements of cash flows	1,345,639	1,038,048	142,840
Restricted cash	16,601	24,537	3,376
Time deposits with original maturity of more than three months	130,000	31,248	4,300
Cash and bank balances as stated in the consolidated statements of financial position	1,492,240	1,093,833	150,516
Denominated in:
RMB	986,267	711,252	97,871
US$	172,600	376,534	51,813
HK$	329,456	3,724	512
Others	3,917	2,323	320
Total	1,492,240	1,093,833	150,516
At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB711,252 (US$97,872) (2022: RMB986,267). The RMB is not freely convertible into other currencies, however, under Chinese Mainland’s Foreign Exchange Control Regulations and Administration of Settlement, and Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits with original maturity of more than three months earn interest at fixed interest rates for varying periods of between two years and three years. The bank balances are deposited with creditworthy banks with no recent history of default.
25. TRADE PAYABLES
An aging analysis of the trade payables as at the end of each reporting period, based on the invoice date, is as follows:
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Within 1 month	64,859	56,549	7,781
1 to 3 months	3,327	3,005	414
3 to 6 months	27,373	12,891	1,774
Total	95,559	72,445	9,969
The trade payables are non-interest-bearing and are normally settled in less than six months.

26. OTHER PAYABLES AND ACCRUALS
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Payroll payables	77,581	69,208	9,523
Payables for construction cost	76,509	49,542	6,817
Accrued promotion expenses	23,573	43,992	6,054
Long-term payables–current portion (note 29)	19,081	19,159	2,636
Other payables	23,799	12,534	1,725
Tax payables other than income tax	7,179	8,389	1,154
Other accrued expenses	12,312	4,090	563
Total	240,034	206,914	28,472
Other payables are non-interest-bearing.
27. CONTRACT LIABILITIES
Details of contract liabilities as at December 31, 2023 and 2022 are as follows:
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Short-term advances recognized from customers
Commercialization rights income	24,354	38,410	5,285
Long-term advances recognized from customers
Commercialization rights income	183,625	251,189	34,565
Total	207,979	289,599	39,850
Contract liabilities include long-term and short-term advances related to commercialization rights.
In July 2021, the Group entered into an agreement with Innovent Biologics (Suzhou) Co., Ltd (“Innovent”). Under the agreement, the Group owns all intellectual property generated in connection with the development and commercialization of HQP1351. Innovent was granted the commercialization rights of HQP1351 in China and should pay a non-refundable payment, and milestone payments for such rights, to the Group, which is recorded under contract liabilities and recognized as revenue over time during the commercialization period.
In accordance with the agreement, the Group recognized RMB349,523 in aggregate as contract liabilities from contract inception through December 31, 2023, amongst which, upfront fee of RMB194,037 was received in July 2021, milestone payments of RMB47,817 and RMB107,669 were earned in December 2021 and November 2023, respectively, upon receipt of the relevant regulatory approvals. The Group recognized RMB26,049 (US$3,584) as revenue during the year ended December 31, 2023 (2022: RMB24,354). Milestone payments are recognized as transaction price when the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue.

28. INTEREST-BEARING BANK AND OTHER BORROWINGS
2023
	Effective interest rate per annum (%)	Maturity	RMB	US$
Current
Short-term borrowing	3.15	2024	120,000	16,512
Current portion of long term bank loans–unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.55 to 0.7	2024	322,500	44,377
Current portion of long term bank loans–unsecured	2.95-4.75	2024	155,050	21,336
Current portion of long-term bank loans–secured*	5 year LPR-0.85	2024	9,097	1,252
Lease liabilities (note 14(b))	4.00–4.35	2024	9,757	1,343
Total–current			616,404	84,820
Non-current
Bank loans−unsecured	1 year LPR- 0.15 to 0.65 or 1 year LPR+0.65	2025–2026	147,000	20,229
Bank loans–unsecured	3.00-4.55	2025–2028	425,570	58,560
Bank loans–secured*	5 year LPR-0.85	2025–2038	593,697	81,695
Lease liabilities (note 14(b))	4.00–4.35	2025–2028	12,924	1,778
Total−non-current			1,179,191	162,262
Total			1,795,595	247,082
Note: LPR represents the Loan Prime Rate.
* The bank loans amounting to RMB602,794 (US$82,947) as at December 31, 2023 were secured by the pledge of the Group’s buildings with a net carrying amount of RMB769,776 (US$105,925) and right-of-use assets with a net carrying amount of RMB27,598 (US$3,798) as at December 31, 2023. Such loans were also guaranteed by two of the Group’s subsidiaries.
The bank loans amounting to RMB561,510 as at December 31, 2022 were secured by the pledge of the Group’s buildings with a net carrying amount of RMB454,131, construction in progress with a carrying amount of RMB17,833 and investment property with a net carrying amount of RMB355,425 and right-of-use assets with a net carrying amount of RMB28,728. Such loans were also guaranteed by one of the Group’s subsidiaries.
The unsecured bank loans amounting to RMB257,120 and RMB377,620 (US$51,962) were guaranteed by the Group’s subsidiaries as at December 31, 2022 and 2023, respectively.
The carrying amounts of borrowings are all denominated in RMB. The weighted average interest rate for the outstanding bank loans as of December 31, 2022 and 2023, was 4.07% and 3.15%, respectively.

2022
	Effective interest rate per annum (%)	Maturity	RMB
Current
Short-term borrowing	3.90−4.30	2023	139,900
Current portion of long term bank loans–unsecured	4.25−4.75	2023	176,400
Current portion of long term bank loans–unsecured	1 year LPR+0 to 0.9	2023	184,005
Current portion of long-term bank loans–secured*	5 year LPR +0.15	2023	10,000
Lease liabilities (note 14(b))	4.00−4.35	2023	8,078
Total–current			518,383
Non-current
Bank loans–unsecured	1 year LPR+0 to 0.9	2024−2027	464,190
Bank loans–unsecured	4.25−4.75	2024−2026	249,500
Bank loans–secured*	5 year LPR+0.15	2024−2030	551,510
Lease liabilities (note 14(b))	4.00−4.35	2024−2026	9,144
Total–non-current			1,274,344
Total			1,792,727
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Analysed into:
Within one year	518,383	616,404	84,820
In the second year	384,479	428,783	59,002
In the third to fifth years, inclusive	788,355	238,580	32,830
Beyond five years	101,510	511,828	70,430
Total	1,792,727	1,795,595	247,082
29. LONG-TERM PAYABLES
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Contingent cash consideration for acquisition of Healthquest Pharma	54,412	37,458	5,154
Portion classified as current liabilities (note 26)	19,081	19,159	2,636
Non-current portion	35,331	18,299	2,518
Long-term payables represent the contingent cash consideration payable to Dr. Zhai for the acquisition of Healthquest Pharma. During the year ended December 31, 2021, the possibility of the payment reached 100% because the product (HQP1351) was approved by the China National Medical Products Administration. Henceforth, the measurement basis of the long-term payables changed from fair value to amortized cost.
In accordance with the acquisition agreement, RMB20,000 (US$2,752) cash consideration was paid to Dr. Zhai in 2023. As of December 31, 2023, the remaining principal amount of RMB20,000 (US$2,752) and RMB20,000 (US$2,752) will be paid in 2024 and 2025,respectively.

30. DEFERRED INCOME
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Government grants	35,000	36,360	5,003
The movements in government grants during the reporting period are as follows:
	As at December 31
	2022	2023	2023
	RMB	RMB	US$
At beginning of the year	35,300	35,000	4,816
Received during the year	—	1,360	187
Recognized as income during the year	(300)	—	—
At end of the year	35,000	36,360	5,003
31. SHARE CAPITAL AND TREASURY SHARES
Issued and fully paid
	As at December 31, 2022
	Number of shares in issue	Share capital	RMB equivalent
		US$	RMB
Ordinary shares of US$0.0001 each	265,185,950	25	180
	As at December 31, 2023
	Number of shares in issue	Share capital	RMB equivalent
		US$	RMB
Ordinary shares of US$0.0001 each	290,196,560	27	197

Movements in the issued share capital and treasury shares from January 1, 2022 to December 31, 2023 were as follows:
	Number of shares	Share capital	Treasury shares	Total
		RMB	RMB	RMB
At January 1, 2022	262,880,613	178	(3)	175
Issue of shares under the pre-IPO share option scheme(a)	2,213,404	2	—	2
Issue of shares under the 2021 RSU scheme(b)	91,933	—	—	—
Repurchase of ordinary shares(c)	—	—	(26,776)	(26,776)
Vesting of restricted share units(d)	—	—	227	227
At December 31, 2022 and January 1, 2023	265,185,950	180	(26,552)	(26,372)
Issue of ordinary shares(e)	22,500,000	15	—	15
Issue of shares under the pre-IPO share option scheme(f)	911,062	1	—	1
Issue of shares under the 2021 RSU scheme(g)	71,034	—	—	—
Equity-settled bonus(h)	1,528,514	1	1	2
Repurchase of ordinary shares(i)	—	—	(5,923)	(5,923)
Vesting of restricted share units(j)	—	—	11,123	11,123
At December 31, 2023	290,196,560	197	(21,351)	(21,154)
At December 31, 2023 in US$		27	(2,938)	(2,911)
Notes:
(a)
During the year ended December 31, 2022, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 2,213,404 new shares of the Company were issued with weighted average exercise price of HK$ 0.01, and an amount of RMB2 was credited as share capital.

(b)
In June 2022, the Company issued ordinary shares with respect to the restricted share units under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31, 2022 to those selected persons. In connection with the exercised restricted share units, 91,933 new shares of the Company were issued, and an amount of RMB0.06 was credited as share capital.

(c)
From July to October 2022, the Company purchased 1,715,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB26,776 for the purpose of the 2022 RSU scheme.

(d)
In connection with the vesting of restricted share units granted under 2018 and 2022 RSU Scheme, 416,208 treasury shares were allotted to the employees during the year ended December 31, 2022.

(e)
In connection with the share placement, 22,500,000 placing shares of the Company were issued and allotted at a price of HK$24.45 per share on February 1, 2023, an amount of RMB15 (US$2) was credited as share capital.

(f)
During the year ended December 31, 2023, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 911,062 new shares of the Company were issued with weighted average exercise price of HK$0.01, and an amount of RMB1 (US$0.1) was credited as share capital.

(g)
In June 2023, the Company issued ordinary shares with respect to the restricted share units under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31, 2023 to those selected persons. In connection with the exercised restricted share units, 71,034 new shares of the Company were issued, and an amount of RMB0.05 (US$0.01) was credited as share capital.

(h)
In June 2023, 1,528,514 ordinary shares and 1,237,884 treasury shares, being underlying shares of the restricted share units granted under the 2021 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, amount of RMB1 (US$0.1) and RMB1 (US$0.1) were credited as share capital and treasury shares, respectively.

(i)
In November 2023, the Company instructed the trustee to purchase 250,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB5,923 (US$815) for the purpose of the 2022 RSU scheme.

(j)
In connection with the vesting of restricted share units granted under the 2018 and 2022 RSU Scheme, 1,069,461 treasury shares were allotted to the employees during the year ended December 31, 2023.

32. RESERVES
The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statements of changes in equity of the consolidated financial statements.
In connection with the pre-IPO share option scheme, the 2018 RSU Scheme, 2021 RSU Scheme, and 2022 RSU Scheme, expenses amounting to RMB31,503 were recognized and contributed to capital and reserves.

Upon the exercise of the pre-IPO share options, and vesting of restricted share units granted under the 2018 RSU Scheme, 2021 RSU Scheme, and 2022 RSU Scheme, RMB32,593 was credited to share premium, and RMB43,709 was transferred out from capital and reserves.
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiaries, totalling RMB2,676,057 (US$368,238) and RMB2,443,613 as at December 31, 2023 and 2022, respectively. See note 43 for the condensed financial information of the Company.
In connection with the equity-settled bonus, the Company settled the bonus of RMB55,468 (US$7,633) by issuing the shares (1,528,514 newly issued shares and 1,237,884 treasury shares) at a price of HK$23(fair value on grant date) to employees, among which, RMB55,466 (US$7,632) was credited to share premium.
33. SHARE-BASED PAYMENTS
(a) Share option scheme
In July 2018, the Company adopted the pre-IPO share option scheme for the purpose of providing incentives and rewards to eligible participants who have contributed or will contribute to the Group. Eligible participants of the pre-IPO share option scheme may include any substantial shareholder, existing or incoming employees of the Group which include the directors (including executive directors, non-executive directors and independent non-executive directors) and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers of any member of the Group who the board of directors consider, in its sole discretion, have contributed or will contribute to the Group.
The maximum number of shares which may be issued upon the exercise of all pre-IPO share options is 12,307,533. The exercise price for each share under the pre-IPO share options is HK$0.01.
Subject to any restriction contained in the pre-IPO share option scheme, an option may be exercised in accordance with the terms of the pre-IPO share option scheme and the terms of grant thereof, provided that part of pre-IPO share options in respect of 1,758,219 shares (“Special Options”) which may be issued shall only be vested/exercised upon the earliest occurrence of the following events: (a) the listing, (b) trade sale, (c) any liquidation event, and (d) change of control of the Company.
On August 15, 2018, the Company has granted options to 282 grantees to subscribe for an aggregate of 11,438,960 shares under the pre-IPO share option scheme, including 926,797 Special Options. Subject to the terms and conditions as set out in the pre-IPO share option scheme, the Special Options will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the listing date. The remaining 10,512,163 options (the “2018 Granted Options”) will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the grant date of the options.
On May 15, 2019, the Company has granted options to 100 grantees to subscribe for an aggregate of 3,314,532 shares under the pre-IPO share option scheme. Subject to the terms and conditions as set out in the pre-IPO share option scheme, 3,267,573 shares granted to 95 grantees (the “2019 Granted Options”) will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the grant date of the options, and the remaining options granted to five grantees in respect of 46,959 shares (the “Supplemental Options”) will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of August 15, 2018, i.e., the grant date of the 2018 Granted Options.
Pursuant to the resolution of the board of directors in July 2019, the first vesting period of the 2018 Granted Options and the Supplemental Options (together, the “Relevant Options”) was amended from August 15, 2019 (i.e., the first anniversary of August 15, 2018) to the first day of the third month after the listing of the Company. In addition, the proportion to be vested on the first vesting date of the Relevant Options was amended from

25% to 35%, whilst the proportion to be vested on the second vesting date of the Relevant Options, being August 15, 2020, was amended from 25% to 15%.
On September 16, 2019, the Company has granted options to 16 grantees to subscribe for an aggregate of 542,955 shares under the pre-IPO share option scheme. Subject to the terms and conditions as set out in the pre-IPO share option scheme, 522,955 shares granted to 15 grantees (the “Second 2019 Granted Options”) will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the grant date of the options, and the remaining options granted to a grantee in respect of 20,000 Special Options will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the listing date.
There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these share options. The Group accounts for the scheme as an equity-settled plan. Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.
The following share options were outstanding under the pre-IPO share option scheme during the year:
	2022		2023
	Exercise price HK$ per share	Number of options	Exercise price HK$ per share	Number of options
Outstanding as of January 1	0.01	6,698,880	0.01	4,174,710
Forfeited during the year	0.01	(310,766)	0.01	—
Exercised during the year	0.01	(2,213,404)	0.01	(911,062)
Outstanding as of December 31	0.01	4,174,710	0.01	3,263,648
The number of share options exercisable was 3,263,648 as at December 31, 2023 (2022: 3,342,691).
The weighted average share price at the date of exercise for share options exercised during the year was HK$22.98 per share (2022: HK$16.73 per share).
The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:
2022 Number of options	Exercise price HK$ per share	Exercise period
3,128,716	0.01	Aug 15, 2018−Aug 15, 2028
949,939	0.01	May 15, 2019−May 15, 2029
96,055	0.01	Sept 16, 2019−Sept 16, 2029
4,174,710
2023 Number of options	Exercise price HK$ per share	Exercise period
2,824,574	0.01	Aug 15, 2018−Aug 15, 2028
423,842	0.01	May 15, 2019−May 15, 2029
15,232	0.01	Sept 16, 2019−Sept 16, 2029
3,263,648
The Group has not granted any new share options during the year ended December 31, 2023(2022: Nil). The Group recognized share option expense of RMB3,750 (US$516) (2022: RMB10,645) during the year ended December 31, 2023.

The 911,062 share options exercised during the year ended December 31, 2023 which resulted in the issue of 911,062 ordinary shares of the Company and new share capital of RMB1 (US$0.1) (before issue expenses), as further detailed in note 31 to the financial statements.
As at December 31, 2023, the Company had 3,263,648 share options outstanding under the pre-IPO share option scheme. The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 3,263,648 additional Ordinary Shares of the Company and additional share capital and share premium of US$7,289, equivalent to RMB52,971 (before issue expenses) transferred from capital and other reserves.
At the date of approval of these financial statements, the Company had 3,263,648 share options outstanding under the Scheme, which represented 1.12% of the Company’s shares in issue as at that date.
(b) RSUs granted to employees
The 2018 RSU Scheme
On July 6, 2018, the Company approved and adopted the 2018 RSU Scheme. The purpose of the 2018 RSU scheme is to incentivize the existing and incoming directors, senior management and employees for their contribution to the Company, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Company. Unless otherwise cancelled or amended, the 2018 RSU Scheme will remain in force for 10 years from the date of adoption.
The maximum number of RSUs that may be granted under the 2018 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the rules of the 2018 RSU Scheme) shall be 5,274,657 ordinary shares.
On September 14, 2020, pursuant to the 2018 RSU Scheme, 2,590,592 RSUs were granted to 50 selected persons, who are employees of the Company. The RSUs granted would vest on the third month from the grant date, and in equal tranches over the remaining years of the total vesting period as three years, on condition that employees remain in service without any performance requirements.
The following restricted shares were outstanding under the 2018 RSU Scheme during the year:
	2022		2023
	Grant fair value HK$ per share	Number of RSUs	Grant fair value HK$ per share	Number of RSUs
Outstanding as of January 1	28.35	1,085,382	28.35	401,663
Granted during the year	—	—	—	—
Forfeited during the year	28.35	(282,044)	28.35	(44,632)
Vested during the year	28.35	(401,675)	28.35	(357,031)
Outstanding as of December 31	28.35	401,663	—	—
The fair value of each RSU under the 2018 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.
The weighted average share price at the date of exercise for RSUs exercised during the year was HK$0.01 per share (2022: HK$0.01 per share).
The Company recognized a share grant expense of RMB3,169 (US$436) for the year ended December 31, 2023.
As at December 31, 2023, all RSUs under the 2018 RSU Scheme had been exercised.

The 2021 RSU Scheme
On February 2, 2021, the Company approved and adopted the 2021 RSU Scheme. The purpose of the 2021 RSU scheme is to (i) incentivize the existing and incoming directors, senior management, and employees for their contribution to the Group; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. Unless otherwise cancelled or amended, the 2021 RSU Scheme will remain in force for 10 years from the date of adoption.
The maximum number of RSUs that may be granted under the 2021 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2021 Scheme Rules) shall be 3,133,526 shares.
On May 17, 2021, pursuant to the 2021 RSU Scheme, 440,490 RSUs were granted to 34 selected persons, which include employees, senior management of the Group and a director of the Company. Among the awards, 10,641 RSUs were granted to an independent non-executive director and 55,157 RSUs were granted to the Chief Commercial Officer. On July 23, 2021, 26,892 RSUs were granted to three independent non-executive directors of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each of the vesting dates.
Details of the unlocking date are summarized as follows:
Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	43.80	100%	June 8, 2021−2024	35%, 15%, 25%, 25%
2	43.80	100%	June 8, 2021−2024	25%, 25%, 25%, 25%
3	43.80	100%	June 8, 2022–2025	35%, 15%, 25%, 25%
4	43.80	100%	April 30, 2022–2025	35%, 15%, 25%, 25%
5	43.80	100%	June 8, 2022–2025	25%, 25%, 25%, 25%
6	52.00	100%	June 8, 2022–2025	25%, 25%, 25%, 25%
As for the restricted shares granted to employees and senior management, the conditions for releasing the restrictions comprised two parts, namely the participants have not been terminated with or without cause on or before each relevant vesting date and the participants have obtained a score of B or above in the annual performance review prior to the applicable vesting date. The percentage of shares in respect of which the restrictions may be released depends on the achievement of those conditions. For the independent non-executive directors, the restricted shares would vest on condition that independent non-executive directors remain in service without any performance requirements.
The following restricted shares were outstanding under the 2021 RSU Scheme during the year:
	2022 Number of RSUs	2023 Number of RSUs
Outstanding as of January 1	367,147	219,744
Granted during the year	—	—
Forfeited during the year	(55,470)	(39,712)
Vested during the year	(91,933)	(71,034)
Outstanding as of December 31	219,744	108,998
The fair value of each RSUs under the 2021 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

The weighted average share price at the date of exercise for RSUs exercised during the year was HK$19.96 per share (2022: HK$17.04 per share).
The Company recognized a share grant expense of RMB1,589 (US$219) for the year ended December 31, 2023.
As at December 31, 2023, the Company had 108,998 RSUs outstanding. The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK$4,937, equivalent to RMB4,444 (US$612), transferred from capital and other reserves.
The 2022 RSU Scheme
On June 23, 2022, the Company approved and adopted the 2022 RSU Scheme. The purpose of the 2022 RSU scheme is to (i) incentivize the existing and incoming directors, senior management, and employees for their contribution to the Group; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. Unless otherwise cancelled or amended, the 2022 RSU Scheme will remain in force for 10 years from the date of adoption.
The maximum number of RSUs that may be granted under the 2022 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2022 Scheme Rules) shall be 5,272,695 shares.
Pursuant to the 2022 RSU Scheme, on June 23, 2022, the Company initially granted an aggregate of 1,634,426 RSUs under the 2022 RSU Scheme (the “2022 Awards”), representing 1,634,426 shares to a total of 80 selected persons, who are employees of the Group, among which 100,000 RSUs, representing 100,000 shares, were granted to Dr. Zhai Yifan (“Dr. Zhai”), who is the chief medical officer and a substantial shareholder of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each vesting dates.
Details of the unlocking date are summarized as follows:
Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	20.15	100%	April 30, 2023–2026	25%, 25%, 25%, 25%
2	20.15	100%	June 8, 2023–2026	25%, 25%, 25%, 25%
3	20.15	100%	June 8, 2023–2024	40%, 60%
4	20.15	100%	June 8, 2023–2025	30%, 30%, 40%
5	20.15	100%	April 30, 2023–2026	23%, 69%, 6%, 2%
Pursuant to the 2022 RSU Scheme, on May 4, 2023, the Company granted 1,379,094 RSUs under the 2022 RSU Scheme, representing 1,379,094 shares to 172 selected persons (the “2022 Further Grant”), who are employees of the Group. The RSUs granted were categorized in two types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.
Details of the unlocking date are summarized as follows:
Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	21.80	100%	August 1, 2023–2024	40%, 60%
2	21.80	100%	August 1, 2023–2025	30%, 30%, 40%
As for the restricted shares granted to employees and senior management under the 2022 RSU Scheme, the conditions for releasing the restrictions comprised two parts, namely the participants having not been terminated with or without cause on or before each relevant vesting date and the participants having obtained a score of B or above in the annual performance review prior to the applicable vesting date. The percentage of shares in respect of which the restrictions may be released depends on the achievement of those conditions.
The following restricted shares were outstanding under the 2022 RSU Scheme during the year:
	2022 Number of RSUs	2023 Number of RSUs
Outstanding as of January 1	—	1,120,873
Granted during the year	1,634,426	1,379,094
Forfeited during the year	(499,023)	(145,584)
Vested during the year	(14,530)	(712,409)
Outstanding as of December 31	1,120,873	1,641,974
The fair value of each RSU under the 2022 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.
Under the 2022 RSU Scheme, the fair value of the RSUs granted during the year ended December 31, 2023 amounted to RMB27,063 (US$3,724)
The weighted average share price at the date of exercise for RSUs exercised during the year was HK$18.15 per share (2022: HK$18.15 per share).
The Company recognized a share grant expense of RMB22,995 (US$3,164) for the year ended December 31, 2023.
As at December 31, 2023, the Company had 1,641,974 RSUs outstanding. The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK$34,573, equivalent to RMB31,122 (US$4,283), transferred from capital and other reserves.
There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these RSUs. The Group accounts for the scheme as an equity-settled plan.
34. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS
(a) Major non-cash transactions
i. During the year ended December 31, 2023, the Company granted 1,379,094 RSUs under the 2022 RSU scheme to 172 grantees. During the year ended December 31, 2022, the Company granted 1,634,426 RSUs under the 2021 RSU Scheme to 80 grantees.
ii. During the year ended December 31, 2023, the Company issued 2,766,398 shares (1,528,514 newly issued shares and 1,237,884 treasury shares) to employees as settlement of bonus of RMB55,468 (US$7,633).
iii. During the year ended December 31, 2023, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB16,194 (US$2,228), in respect of lease arrangements for buildings (2022: RMB17,782).
iv. As at December 31, 2023 and 2022, the Group had non-cash additions to intangible assets of RMB805(US$111) and nil, respectively, and non-cash additions to property, plant and equipment of RMB26,823(US$3,691) and RMB11,545, respectively, included in other payables and accruals.

(b) Changes in liabilities arising from financing activities
	Accrued interest in other payables and accruals	Bank and other loans	Lease liabilities
	RMB	RMB	RMB
At January 1, 2022	369	1,066,392	17,898
Changes from financing cash flows	(48,741)	709,113	(13,239)
New leases	—	—	17,782
Interest expenses	48,755	—	1,108
Interest paid classified as financing cash flows	—	—	(1,108)
Effect of change in foreign exchange rates	—	—	37
Termination of leases	—	—	(5,256)
At December 31, 2022	383	1,775,505	17,222
	Accrued interest in other payables and accruals	Bank and other loans	Lease liabilities
	RMB	RMB	RMB
At January 1, 2023	383	1,775,505	17,222
Changes from financing cash flows	(91,027)	(2,591)	(10,766)
New leases	—	—	16,194
Interest expenses	91,690	—	1,321
Interest paid classified as financing cash flows	—	—	(1,321)
Effect of change in foreign exchange rates	—	—	31
At December 31, 2023	1,046	1,772,914	22,681
At December 31, 2023 in US$	144	243,961	3,121
(c) Total cash outflow for leases
The total cash outflow for leases included in the statement of cash flows is as follows:
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Within operating activities	124	181	25
Within financing activities	14,347	12,087	1,663
	14,471	12,268	1,688
35. COMMITMENTS
(a) As at December 31, 2023, the Group had capital commitments of RMB2,534 (US$349) relating to furniture and equipment (December 31, 2022: RMB2,269).
(b) The Group has no lease contracts that have not yet commenced as at December 31, 2023.
(c) The Company enters into business agreements with institutions to license intellectual property. The Company may be obligated to make future research and developmental milestone payments, regulatory and commercial milestone payments and royalty payments on future sales of specified products associated with the agreements. Payments under these agreements generally become due and payable upon achievement of such milestones or sales. These commitments are not recorded on the consolidated financial statements because the achievement and timing of these milestones are not fixed and determinable. When the achievement of these milestones or sales have occurred, the corresponding amounts are recognized in the consolidated financial statements.
36. CONTINGENT LIABILITIES
The Group had no significant contingent liabilities as at the end of the reporting date.
37. PLEDGE OF ASSETS
Details of the Group’s assets pledged for the Group’s bank loans are included in notes 28 to the consolidated financial statements.
38. RELATED PARTY TRANSACTIONS
(a) Except for the transactions detailed in note 29 to the consolidated financial statements, the Group did not have any transactions with related parties during the years ended December 31, 2022 and 2023.
(b) Compensation of key management personnel of the Group:
	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Short term employee benefits	21,168	20,118	2,768
Equity-settled share-based payment expenses	3,690	1,763	243
Post-employment benefits	911	986	136
Total	25,769	22,867	3,147
39. FINANCIAL INSTRUMENTS BY CATEGORY
The carrying amounts of each of the categories of financial instruments as at the end of each reporting period are as follows:
2022
Financial assets
	Financial assets at fair value through profit or loss
	Mandatorily designated as such at FVTPL	Financial assets at amortized cost	Total
	RMB	RMB	RMB
Financial assets included in prepayments, other receivables and other assets	—	12,554	12,554
Cash and bank balances	—	1,492,240	1,492,240
Trade receivables	—	54,356	54,356
Financial assets at FVTPL	2,609	—	2,609
Financial assets included in other non-current assets	—	6,500	6,500
Total	2,609	1,565,650	1,568,259

Financial liabilities
	Financial liabilities at fair value through profit or loss
	Designated as such upon initial recognition at FVTPL	Financial liabilities at amortized cost	Total
	RMB	RMB	RMB
Interest-bearing bank and other borrowings (current and non-current portions)	—	1,792,727	1,792,727
Trade payables	—	95,559	95,559
Financial liabilities included in other payables and accruals	—	100,691	100,691
Long-term payables (current and non-current portions)	—	54,412	54,412
Derivative financial instruments	2,822	—	2,822
Total	2,822	2,043,389	2,046,211
2023
Financial assets
	Financial assets at fair value through profit or loss
	Mandatorily designated as such at FVTPL	Financial assets at amortized cost	Total	Total
	RMB	RMB	RMB	US$
Financial assets included in prepayments, other receivables and other assets	—	10,352	10,352		1,424
Cash and bank balances	—	1,093,833	1,093,833		150,516
Trade receivables	—	145,893	145,893		20,076
Financial assets at FVTPL	1,951	—	1,951		268
Financial assets included in other non-current assets	—	3,000	3,000		413
Total	1,951	1,253,078	1,255,029		172,697

Financial liabilities
	Financial liabilities at amortized cost	Total
	RMB	US$
Interest-bearing bank and other borrowings (current and non-current portions)	1,795,595	247,082
Trade payables	72,445	9,969
Financial liabilities included in other payables and accruals	63,122	8,686
Long-term payables (current and non-current portions)	37,458	5,154
Total	1,968,620	270,891
40. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
The carrying amounts of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:
	As at December 31
	Carrying amounts			Fair values
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Financial assets
Financial assets at FVTPL	2,609	1,951	275	2,609	1,951	268
Financial assets included in other non-current assets	6,500	3,000	423	5,930	2,758	380
Total	9,109	4,951	698	8,539	4,709	648
Financial liabilities
Non-current portion of long-term payables	35,331	18,299	2,577	35,331	18,299	2,518
Derivative financial instruments	2,822	—	—	2,822	—	—
Non-current portion of interest-bearing bank and other borrowings (other than lease liabilities)	1,265,200	1,166,267	164,265	1,215,510	1,155,556	159,010
Total	1,303,353	1,184,566	166,842	1,253,663	1,173,855	161,528
Management has assessed that the fair values of cash and bank balances, trade receivables, financial assets included in prepayments, deposits and other receivables, trade payables, the current portion of long-term payables, the current portion of interest-bearing bank and other borrowings, financial liabilities included in other payables, and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments, or the interest rate being approximate to the discount rate of current market.
The Group’s finance department is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance director reports directly to the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The directors review the results of the fair value measurement of financial instruments periodically for annual financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
The fair values of the financial assets and liabilities included in other non-current assets, the non-current portion of long-term payables, and the non-current portion of interest-bearing bank and other borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group’s own non-performance risk for other non-current assets, long-term payables and interest-bearing bank and other borrowings as at December 31, 2023 was assessed to be insignificant.
The fair value of listed equity investment was based on quoted market prices. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to determine the fair value of an instrument are observable, the instruments are included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.
For Level 3 financial liabilities, the Group with the assistance of an independent appraiser adopted the valuation techniques to determine the fair value. The fair value measurement of the financial instruments may involve unobservable inputs such as the volatility rate. The Group periodically reviews all significant unobservable inputs and valuation adjustments used to measure the fair values of financial assets in Level 3.
Unobservable inputs and sensitivity analysis of Level 3 liabilities
Below is a summary of the significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2022. The warrants have expired out of the money in July 2023, and were not exercised.
	Valuation technique	Significant unobservable input	Volatility rate	Sensitivity of fair value of the input
Derivative financial instruments	Black-Scholes method	Volatility rate	2022: 68.07%	December 31, 2022: 1% increase/decrease in volatility rate would result in decrease/increase in fair value by 7%
Fair value hierarchy
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:
Assets measured at fair value
As at December 31, 2022
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Financial assets at FVTPL	2,609	—	—	2,609

As at December 31, 2023
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Total
	RMB	RMB	RMB	RMB	US$
Financial assets at FVTPL	1,951	—	—	1,951	268
Liabilities measured at fair value
As at December 31, 2022
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Derivative financial instruments	—	—	2,822	2,822
The movements in the fair value measurements within Level 3 during the reporting period are as follows:
	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Derivative financial instruments:
Carrying amount at January 1	22,256	2,822	388
Change in fair value during the year	(19,434)	(2,822)	(388)
At December 31	2,822	—	—
During the years ended December 31, 2023 and 2022, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.
41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group’s principal financial instruments comprise cash and bank balances and interest-bearing bank and other borrowings. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.
The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, liquidity risk and equity price risk. The directors review and agree policies for managing each of these risks and they are summarized below.
Interest rate risk
The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.
The Group’s policy is to manage its interest cost using a mix of fixed and floating rate debts.
As at December 31, 2023, the total interest-bearing bank borrowings of RMB1,072,294 (US$147,553) (December 31, 2022: RMB1,209,705) of the Group were with floating interest rates denominated in RMB.

The following table demonstrates the sensitivity to a reasonably possible change in the RMB interest rate, with all other variables held constant, of the Group’s loss before tax through the impact on floating rate borrowings. This analysis does not include the effect of interest capitalized.
	Increase/(decrease) in basis points	Increase/(decrease) in loss before tax
		RMB
2022
RMB	100	6,782
RMB	(100)	(6,782)
2023
RMB	100	10,723
RMB	(100)	(10,723)
Foreign currency risk
The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units and investing and financing activities in currencies other than the units’ functional currencies.
The following table demonstrates the sensitivity as at the end of each reporting period to a reasonably possible change in the US$ and HK$ exchange rates, with all other variables held constant, of the Group’s loss before tax and in other comprehensive income (without tax) due to changes in the fair values of monetary assets and liabilities.
	Increase/(decrease) in foreign currency rate	Increase/(decrease) in loss before tax	Increase/(decrease) in other comprehensive income (without tax)
	%	RMB	RMB
December 31, 2022
If RMB weakens against US$	5	(1,736)	28,911
If RMB strengthens against US$	(5)	1,736	(28,911)
December 31, 2023
If RMB weakens against US$	5	(65)	20,987
If RMB strengthens against US$	(5)	65	(20,987)
	Increase/(decrease) in foreign currency rate	Increase/(decrease) in loss before tax	Increase/(decrease) in other comprehensive income (without tax)
	%	RMB	RMB
December 31, 2022
If RMB weakens against HK$	5	(16,418)	—
If RMB strengthens against HK$	(5)	16,418	—
December 31, 2023
If RMB weakens against HK$	5	(165)	—
If RMB strengthens against HK$	(5)	165	—
Credit risk
The Group trades only with recognized and creditworthy third parties. Concentrations of credit risk are managed by customer. At the end of the reporting period, the Group had certain concentrations of credit risk as 78% (2022: 82%) and 97% (2022: 96%) of the Group’s trade receivables were due from the Group’s largest customer and five largest customers, respectively. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group’s exposure to bad debts is not significant.
The credit risk of the Group’s other financial assets, which comprise cash and bank balances, trade receivables, financial assets included in prepayments, deposits and other receivables and other non-current assets, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.
Maximum exposure and year-end staging
The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification. The amounts presented are gross carrying amounts for financial assets.
	12-month ECLs	Lifetime ECLs
As at December 31, 2022	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB	RMB	RMB	RMB	RMB
Financial assets included in prepayments, other receivables and other assets–Normal**	12,554	—	—	—	12,554
Cash and bank balances–Not yet past due	1,492,240	—	—	—	1,492,240
Trade receivables*	—	—	—	54,356	54,356
Financial assets included in other non-current assets–Normal**	6,500	—	—	—	6,500
Total	1,511,294	—	—	54,356	1,565,650
	12-month ECLs	Lifetime ECLs
As at December 31, 2023	Stage 1	Stage 2	Stage 3	Simplified approach	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Financial assets included in prepayments, other receivables and other assets–Normal**	10,352	—	—	—	10,352	1,424
Cash and bank balances–Not yet past due	1,093,833	—	—	—	1,093,833	150,516
Trade receivables*	—	—	—	145,893	145,893	20,076
Financial assets included in other non-current assets–Normal**	3,000	—	—	—	3,000	413
Total	1,107,185	—	—	145,893	1,253,078	172,429

*
For trade receivables to which the Group applies the simplified approach for impairment, information based on provision matrix is disclosed in note 22 to the financial statements.

**
The credit quality of the financial assets included in prepayments, other receivables and other assets and financial assets included in other non-current assets is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

Liquidity risk
The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, lease liabilities and other interest-bearing loans. As at December 31, 2023, 34% (December 31, 2022: 29%) of the Group’s borrowings would mature in less than one year based on the carrying values of the borrowings.

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:
As at December 31, 2022
	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB
Trade payables	—	95,559	—	—	95,559
Lease liabilities	—	10,336	10,164	—	20,500
Interest-bearing bank and other borrowings (excluding lease liabilities)	—	584,745	1,287,271	104,076	1,976,092
Financial liabilities included in other payables and accruals	100,691	—	—	—	100,691
Long-term payables	—	20,000	40,000	—	60,000
Derivative financial instruments	2,822	—	—	—	2,822
Total	103,513	710,640	1,337,435	104,076	2,255,664
As at December 31, 2023
	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Trade payables	—	72,445	—	—	72,445	9,969
Lease liabilities	—	11,813	13,579	—	25,392	3,494
Interest-bearing bank and other borrowings (excluding lease liabilities)	—	671,206	747,848	656,457	2,075,511	285,600
Financial liabilities included in other payables and accruals	63,122	—	—	—	63,122	8,686
Long-term payables	—	20,000	20,000	—	40,000	5,504
Total	63,122	775,464	781,427	656,457	2,276,470	313,253
Equity price risk
Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the value of individual securities. The Group is exposed to equity price risk arising from individual equity investments included in financial assets at FVTPL (note 18) as at December 31, 2023. The Group’s listed investments are listed on NASDAQ and are valued at the quoted market price at the end of the reporting period.
The market equity index for the following stock exchange, at the close of business of the nearest trading day in the year to the end of the reporting period, and its respective highest and lowest points during the year were as follows:
	December 31, 2022	High/low 2022	December 31, 2023	High/low 2023
United States–NASDAQ index	10,466	15,852/10,088	15,011	15,150/10,265
The following table demonstrates the sensitivity to every 5% change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the end of the reporting period.

	Carrying amount of equity investments		Decrease/ (increase) in loss before tax
	RMB	US$	RMB	US$
2022
Investments listed in:
NASDAQ–Financial assets at fair value through profit or loss	2,609	367	130	18
			(130)	(18)
2023
Investments listed in:
NASDAQ–Financial assets at fair value through profit or loss	1,951	275	98	13
			(98)	(13)
Capital management
The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.
The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the reporting year.
The Group monitors capital using a gearing ratio, which is net debt divided by the adjusted capital plus net debt. Net debt includes interest-bearing bank and other borrowings, trade payables, financial liabilities included in other payables and accruals and long-term payables, less cash and bank balances. Capital includes equity attributable to owners of the Company. The gearing ratios as at the end of the reporting periods were as follows:
	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Interest-bearing bank and other borrowings	1,792,727	1,795,595	247,082
Trade payables	95,559	72,445	9,969
Financial liabilities included in other payables and accruals	100,691	63,122	8,686
Long-term payables	54,412	37,458	5,154
Less: Cash and bank balances	(1,492,240)	(1,093,833)	(150,516)
Net debt	551,149	874,787	120,375
Equity attributable to owners of the Company	408,658	60,417	8,314
Adjusted capital	408,658	60,417	8,314
Capital and net debt	959,807	935,204	128,689
Gearing ratio	57%	94%	94%
42. EVENT AFTER THE REPORTING PERIOD
In June 2024, the Company entered into a series of related transactions, including an exclusive option agreement and a securities purchase agreement, with Takeda Pharmaceuticals International AG (“Takeda”). Pursuant to the exclusive option agreement, the Company granted Takeda an exclusive option to enter into an exclusive license agreement, under which Takeda would have the exclusive rights to research, develop, import, export, manufacture, have manufactured, commercialize and otherwise exploit olverembatinib worldwide, excluding the

PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region, Taiwan and the Russian Federation. Pursuant to the exclusive option agreement, the Company will receive US$100.0 million from Takeda related to intellectual property income and option payment. Takeda will pay the Company an option exercise fee and milestone payments upon achievement of certain development, commercial and sales milestones of up to an additional US$1,155,000 in aggregate. Takeda will also pay the Company royalties in a range equal to 12-19% of net sales, subject to certain reductions. Under the securities purchase agreement, the Company issued and sold to Takeda 24,307,322 ordinary shares for an aggregate purchase price of US$75,000.
43. CONDENSED FINANCIAL INFORMATION OF THE COMPANY
Statements of financial position of the Company
	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
NON-CURRENT ASSETS
Investments in subsidiaries	217,312	305,916	42,095
Total non-current assets	217,312	305,916	42,095
CURRENT ASSETS
Due from subsidiaries	3,022,224	3,612,208	497,057
Cash and bank balances	332,161	272,240	37,461
Total current assets	3,354,385	3,884,448	534,518
CURRENT LIABILITIES
Other payables and accruals	3,689	3,674	506
Derivative financial instruments	2,822	—	—
Total current liabilities	6,511	3,674	506
NET CURRENT ASSETS	3,347,874	3,880,774	534,012
TOTAL ASSETS LESS CURRENT LIABILITIES	3,565,186	4,186,690	576,108
Net assets	3,565,186	4,186,690	576,108
EQUITY
Share capital	180	197	27
Treasury shares	(26,552)	(21,351)	(2,938)
Capital and other reserves	4,526,096	5,072,015	697,933
Exchange fluctuation reserve	(43,746)	40,883	5,626
Accumulated losses	(890,792)	(905,054)	(124,540)
Total equity	3,565,186	4,186,690	576,108

Condensed statements of comprehensive income
	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Other income and gains	20,789	18,597	2,559
Operating expenses	(11,012)	(8,118)	(1,117)
Other expenses	(96,575)	(24,741)	(3,404)
LOSS BEFORE TAX	(86,798)	(14,262)	(1,963)
LOSS FOR THE YEAR	(86,798)	(14,262)	(1,963)
Exchange differences on translation	287,996	84,629	11,645
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	201,198	70,367	9,683
Condensed statements of cash flows
	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(934)	9,727	1,338
Net cash used in investing activities	(334,647)	(535,395)	(73,673)
Net cash (used in)/generated from financing activities	(26,757)	464,166	63,871
Effect of foreign exchange rate changes, net	35,152	1,581	219
Net decrease in cash and cash equivalents	(327,186)	(59,921)	(8,245)
Note:
A summary of the Company’s reserves is as follows:
	Capital and other reserves	Exchange fluctuation reserve	Accumulated losses	Total
	RMB	RMB	RMB	RMB
At January 1, 2022	4,504,201	(331,742)	(803,994)	3,368,465
Loss for the year	—	—	(86,798)	(86,798)
Other comprehensive income for the year:
Exchange differences on translation of foreign operations	—	287,996	—	287,996
Total comprehensive income for the year	—	287,996	(86,798)	201,198
Employees share-based compensation scheme
Pre-IPO share option expenses	10,645	—	—	10,645
Restricted share unit expenses	11,460	—	—	11,460
Exercise of pre-IPO share options	17	—	—	17
Vesting of RSUs	(227)	—	—	(227)
At December 31, 2022 and January 1, 2023	4,526,096	(43,746)	(890,792)	3,591,558
Loss for the year	—	—	(14,262)	(14,262)
Other comprehensive income for the year:
Exchange differences on translation of foreign operations	—	84,629	—	84,629

	Capital and other reserves	Exchange fluctuation reserve	Accumulated losses	Total
	RMB	RMB	RMB	RMB
Total comprehensive income for the year	—	84,629	(14,262)	70,367
Issue of ordinary shares	470,066	—	—	470,066
Employees share-based compensation scheme
Pre-IPO share option expenses	3,750	—	—	3,750
Restricted share unit expenses	27,753	—	—	27,753
Exercise of pre-IPO share options	7	—	—	7
Vesting of RSUs	(11,123)	—	—	(11,123)
Equity-settled bonus	55,466	—	—	55,466
At December 31, 2023	5,072,015	40,883	(905,054)	4,207,844
At December 31, 2023 in US$	697,933	5,626	(124,540)	579,019
Note:
(a)
Basis of presentation

The separate condensed financial statements above have been presented on a “parent company only” basis. Under a “parent company only” presentation, the Company’s investment in its subsidiaries is presented at cost. Such investment is presented on the separate condensed statements of financial position of the Company as “Investment in subsidiaries”.
The subsidiaries did not pay any dividends to the Company for the periods presented.
There were no indicators of impairment associated with the investment in subsidiaries as of December 31, 2022 and 2023.
Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted in this parent company only condensed financial information by reference to the Group's consolidated financial statements.
(b)
Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2022 and 2023.
44.
APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on June 14, 2024.

Ascentage Pharma Group International
Unaudited interim condensed consolidated statement of profit or loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
		For the six months ended June 30
	Notes	2023	2024	2024
		RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
REVENUE	5
Intellectual property		—	678,415	93,353
Product		129,534	124,824	17,176
Others		13,167	20,507	2,822
Total revenue		142,701	823,746	113,351
Cost of sales
Intellectual property		—	—	—
Product		(18,154)	(14,158)	(1,948)
Others		—	(901)	(124)
Total cost of sales		(18,154)	(15,059)	(2,072)
Gross profit		124,547	808,687	111,279
Other income and gains	6	17,021	17,346	2,387
Selling and distribution expenses		(83,319)	(89,637)	(12,334)
Administrative expenses		(91,340)	(86,988)	(11,970)
Research and development expenses		(309,814)	(444,079)	(61,107)
Other expenses		(4,175)	(7,106)	(979)
Finance costs		(52,719)	(34,076)	(4,689)
Share of profit/(loss) of a joint venture		196	(1,252)	(172)
(LOSS)/PROFIT BEFORE TAX	7	(399,603)	162,895	22,415
Income tax expense	8	(2,746)	(69)	(9)
(LOSS)/PROFIT FOR THE PERIOD		(402,349)	162,826	22,406
Attributable to:
Ordinary equity holders of the Company		(402,351)	163,001	22,430
Non-controlling interests		2	(175)	(24)
		(402,349)	162,826	22,406
(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	10
Basic		(1.47)	0.56	0.08
Diluted		(1.47)	0.55	0.08

Ascentage Pharma Group International
Unaudited interim condensed consolidated statement of comprehensive Profit or loss
(Amounts in thousands of RMB and US$, except for number of shares and per share data)
	For the six months ended June 30
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
(LOSS)/PROFIT FOR THE PERIOD	(402,349)	162,826	22,406
OTHER COMPREHENSIVE INCOME
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations	(699)	40	6
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of the Company	40,479	2,229	306
OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	39,780	2,269	312
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD	(362,569)	165,095	22,718
Attributable to:
Ordinary equity holders of the Company	(362,571)	165,270	22,742
Non-controlling interests	2	(175)	(24)
	(362,569)	165,095	22,718

Ascentage Pharma Group International
Unaudited interim condensed consolidated statement of financial position
(Amounts in thousands of RMB and US$, except for number of shares and per share data)
		As at December 31	As at June 30
	Notes	2023	2024	2024
		RMB	RMB (Unaudited)	US$ (Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	11	905,815	882,198	121,394
Right-of-use assets		51,252	48,985	6,741
Goodwill		24,694	24,694	3,398
Other intangible assets		85,446	79,779	10,978
Investment in a joint venture		16,998	31,746	4,368
Financial assets at fair value through profit or loss (“FVTPL”)		1,951	1,458	201
Deferred tax assets		59,842	55,073	7,578
Other non-current assets		10,217	19,298	2,656
Total non-current assets		1,156,215	1,143,231	157,314
CURRENT ASSETS
Inventories		16,167	10,718	1,475
Trade receivables, net	12	145,893	743,521	102,312
Prepayments, other receivables and other assets	13	88,285	109,286	15,038
Cash and bank balances		1,093,833	1,100,314	151,408
Total current assets		1,344,178	1,963,839	270,233
CURRENT LIABILITIES
Trade payables		72,445	83,083	11,433
Other payables and accruals	14	206,914	215,242	29,618
Contract liabilities		38,410	37,485	5,158
Interest-bearing bank and other borrowings	15	616,404	729,540	100,388
Total current liabilities		934,173	1,065,350	146,597
NET CURRENT ASSETS		410,005	898,489	123,636
TOTAL ASSETS LESS CURRENT LIABILITIES		1,566,220	2,041,720	280,950

Ascentage Pharma Group International
Unaudited interim condensed consolidated statement of financial position (CONTINUED)
(Amounts in thousands of RMB and US$, except for number of shares and per share data)
		As at December 31	As at June 30
	Notes	2023	2024	2024
		RMB	RMB (Unaudited)	US$ (Unaudited)
NON-CURRENT LIABILITIES
Contract liabilities		251,189	233,423	32,119
Interest-bearing bank and other borrowings	15	1,179,191	970,555	133,553
Deferred tax liabilities		10,549	5,849	805
Long-term payables	19	18,299	18,804	2,588
Deferred income		36,360	36,650	5,043
Total non-current liabilities		1,495,588	1,265,281	174,108
Commitments and contingencies	17,18
TOTAL LIABILITIES		2,429,761	2,330,631	320,705
EQUITY
Equity attributable to ordinary equity holders of the Company
Ordinary shares (par value of US$0.0001 per share as of December 31, 2023 and June 30, 2024; 290,196,560 and 314,654,405 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	16	197	214	29
Treasury shares		(21,351)	(19,822)	(2,728)
Share premium		5,951,154	6,489,921	893,043
Capital and reserves		(371,441)	(371,042)	(51,057)
Exchange fluctuation reserve		(133,020)	(130,751)	(17,992)
Accumulated losses		(5,365,122)	(5,202,121)	(715,835)
		60,417	766,399	105,460
Non-controlling interests		10,215	10,040	1,382
Total equity		70,632	776,439	106,842

Ascentage Pharma Group International
Unaudited interim condensed consolidated statement of changes in equity
(Amounts in thousands of RMB and US$, except for number of shares and per share data)
	Attributable to owners of the Company							Non- controlling interests	Total equity
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
At January 1, 2023	180	(26,552)	5,393,029	(359,235)	(159,279)	(4,439,485)	408,658	—	408,658
Loss for the period	—	—	—	—	—	(402,351)	(402,351)	2	(402,349)
Other comprehensive income for the period:
Exchange differences on translation of operations	—	—	—	—	39,780	—	39,780	—	39,780
Total comprehensive loss for the period	—	—	—	—	39,780	(402,351)	(362,571)	2	(362,569)
Capital contribution from non-controlling shareholders of a subsidiary	—	—	—	—	—	—	—	10,290	10,290
Issue of ordinary shares	15	—	470,066	—	—	—	470,081	—	470,081
Equity-settled share-based payments
— Pre-IPO share option expenses	—	—	—	3,399	—	—	3,399	—	3,399
— Restricted share unit (“RSU”) expenses	—	—	—	14,850	—	—	14,850	—	14,850
— Exercise of pre-IPO share options	—	—	10,220	(10,219)	—	—	1	—	1
— Vesting of restricted share units	—	4,906	3,522	(8,428)	—	—	—	—	—
Equity-settled bonus	1	1	55,466	—	—	—	55,468	—	55,468
At June 30, 2023 (unaudited)	196	(21,645)	5,932,303	(359,633)	(119,499)	(4,841,836)	589,886	10,292	600,178
	Attributable to owners of the Company							Non- controlling interests	Total equity
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
At January 1, 2024	197	(21,351)	5,951,154	(371,441)	(133,020)	(5,365,122)	60,417	10,215	70,632
Profit/(loss) for the period	—	—	—	—	—	163,001	163,001	(175)	162,826
Other comprehensive income for the period:
Exchange differences on translation of operations	—	—	—	—	2,269	—	2,269	—	2,269
Total comprehensive income for the period	—	—	—	—	2,269	163,001	165,270	(175)	165,095
Issue of ordinary shares	17	—	533,923	—	—	—	533,940	—	533,940
Repurchase of ordinary shares	—	(1,959)	—	—	—	—	(1,959)	—	(1,959)
Equity-settled share-based payments
— Restricted share unit expenses	—	—	—	8,730	—	—	8,730	—	8,730
— Exercise of pre-IPO share options	—	—	1,602	(1,601)	—	—	1	—	1
— Vesting of RSUs	—	3,488	3,242	(6,730)	—	—	—	—	—
At June 30, 2024 (unaudited)	214	(19,822)	6,489,921	(371,042)	(130,751)	(5,202,121)	766,399	10,040	776,439
At June 30, 2024 in US$ (unaudited)	29	(2,728)	893,043	(51,057)	(17,992)	(715,835)	105,460	1,382	106,842

Ascentage Pharma Group International
Unaudited interim condensed consolidated statement of cash flows
(Amounts in thousands of RMB and US$, except for number of shares and per share data)
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash flows used in operating activities	(368,464)	(354,391)	(48,766)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(33,975)	(16,526)	(2,273)
Proceeds from disposal of property, plant and equipment	8	—	—
Purchase of intangible assets	(807)	—	—
Increase in time deposits with original maturity of more than three months	(30,000)	(98,752)	(13,589)
Investments in a joint venture	—	(16,000)	(2,202)
Net cash flows used in investing activities	(64,774)	(131,278)	(18,064)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares	470,081	533,940	73,473
Treasury share purchases	—	(1,959)	(270)
Proceeds from exercise of share options	4	1	—
Interest paid	(54,376)	(33,157)	(4,563)
Proceeds from bank loans	860,000	115,917	15,951
Repayment of bank loans	(825,801)	(209,594)	(28,841)
Principal portion of lease payments	(4,564)	(5,175)	(712)
Listing expenses paid	—	(3,067)	(422)
Capital contribution from non-controlling shareholders of a subsidiary	10,290	—	—
Net cash flows from financing activities	455,634	396,906	54,616
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	22,396	(88,763)	(12,214)
Cash and cash equivalents at beginning of period	1,345,639	1,038,048	142,840
Effect of foreign exchange rate changes, net	21,956	3,149	433
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,389,991	952,434	131,059
ANALYSIS OF BALANCES OF CASH AND CASH BANK BALANCES
Cash and cash equivalents	1,389,991	952,434	131,059
Restricted cash	31,609	17,880	2,460
Time deposits with original maturity of more than three months	160,000	130,000	17,889
Cash and bank balances	1,581,600	1,100,314	151,408

Ascentage Pharma Group International
Notes to unaudited interim condensed consolidated financial information
(Amounts in thousands of RMB and US$,
except for number of shares and per share data)
1. Corporate and group information
The Company is a limited liability company incorporated in the Cayman Islands on November 17, 2017. The registered office of the Company is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
The Company is a global biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies.
1. Basis of preparation
The unaudited interim condensed consolidated financial information for the six months ended June 30, 2024 has been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The unaudited interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2023.
Convenience translation
Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2672 per US$1.00 on June 28, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
2. Changes in accounting policies
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of the following revised International Financial Reporting Standards (“IFRSs”) for the first time for the current period’s financial information.
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements
The application of the amendments to IFRSs in the current interim period has no material impact on the Group’s financial position and performance for the current and prior periods and/or on the disclosures set out in this unaudited interim condensed consolidated financial information.
4. Operating segment information
For management purposes, the Group has only one reportable operating segment, which is the development and sales of novel small-scale therapies for cancers, hepatitis B virus, or HBV, and certain age-related diseases. Management monitors the operating results of the Group’s operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment. Therefore, no analysis by operating segment is presented.

Geographical information
(a)
Revenue from external customers

	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Chinese Mainland	142,701	145,331	19,998
Switzerland	—	678,415	93,353
Total revenue	142,701	823,746	113,351
The revenue information above is based on the locations of the customers.
(b)
Non-current assets

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	US$ (Unaudited)
Chinese Mainland	1,088,733	1,083,215	149,056
United States	2,665	1,967	271
Others	24	18	2
Total non-current assets	1,091,422	1,085,200	149,329
The non-current asset information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.
Information about major customers
Revenue from customers amounting to over 10% of the total revenue of the Group for the reporting period is as follows:
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Customer A	—	678,415	93,353
Customer B	93,363	110,086	15,148

5. Revenue
An analysis of revenue is as follows:
Disaggregated revenue information for revenue from contracts with customers is set out below:
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Types of goods or services
Intellectual property income	—	678,415	93,353
Sales of products	129,534	124,824	17,176
Commercialization rights income	12,077	18,691	2,572
Others	1,090	1,816	250
Total	142,701	823,746	113,351
Timing of revenue recognition
At a point in time
Intellectual property income	—	678,415	93,353
Sales of products	129,534	124,824	17,176
Over time
Commercialization rights income	12,077	18,691	2,572
Others	1,090	1,816	250
Total	142,701	823,746	113,351
The following table shows the amounts of revenue recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period:
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Types of goods and services
Commercialization rights income	12,077	18,691	2,572

6. Other income and gains
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Bank interest income	6,031	9,352	1,287
Government grants related to income	7,510	6,705	923
Fair value gain on derivative financial instruments	2,822	—	—
Others	658	1,289	177
Total	17,021	17,346	2,387

7. Loss/(Profit) before tax
The Group’s loss/(profit) before tax is arrived at after charging/(crediting):
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Cost of inventories sold	18,154	14,158	1,948
Cost of services provided	—	901	124
Depreciation of property, plant and equipment*	26,113	35,936	4,945
Depreciation of investment property*	8,663	—	—
Depreciation of right-of-use assets*	5,797	5,709	786
Amortization of intangible assets*	5,003	5,667	780
Research and development costs	309,814	444,079	61,107
Fair value (gains)/losses, net:
Derivative financial instruments	(2,822)	—	—
Financial assets at FVTPL	161	504	69
Foreign exchange loss, net	524	430	60
Equity-settled share-based payment expenses*	18,249	8,730	1,201
Loss on disposal of items of property, plant and equipment	947	17	2
Bank interest income	(6,031)	(9,352)	(1,287)
Government grants related to income	(7,510)	(6,705)	(923)
Donations	2,492	5,104	702
* The depreciation of property, plant and equipment, the depreciation of investment property, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the period are included in “Cost of sales”, “Research and development expenses”, “Selling and distribution expenses” and “Administrative expenses” in the unaudited interim condensed consolidated statement of profit or loss.
8. Income tax
The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed consolidated statement of profit or loss are:
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Current	—	—	—
Deferred	2,746	69	9
Total	2,746	69	9
9. Dividends
The board of directors resolved not to declare any interim dividend for the six months ended June 30, 2024 (six months ended June 30, 2023: Nil).
No dividends were paid during the six months ended June 30, 2024 (six months ended June 30, 2023: Nil).

10. Loss/(earnings) per share attributable to ordinary equity holders of the company
The calculation of the basic earnings per share amount is based on the profit for the six months ended June 30, 2024 attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 291,752,282 (six months ended June 30, 2023: 274,552,986) in issue during the period.
The calculation of the diluted earnings per share amount is based on the profit for the period attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the period, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed conversion of all dilutive potential ordinary shares into ordinary shares.
The calculation of basic and diluted (loss)/earnings per share is based on:
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
(Loss)/Earnings
(Loss)/profit attributable to ordinary equity holders of the Company, used in the basic (loss)/earnings per share calculation	(402,351)	163,001	22,430
	Number of shares
	2023	2024
	(Unaudited)	(Unaudited)
Shares
Weighted average number of ordinary shares in issue during the period used in the basic (loss)/earnings per share calculation	274,552,986	291,752,282
Effect of dilution—weighted average number of ordinary shares:
RSU	—	994,365
Share options	—	3,277,849
Weighted average number of ordinary shares in issue during the period used in the diluted (loss)/earnings per share calculation	274,552,986	296,024,496
No adjustment has been made to the basic loss per share amounts presented for the period ended June 30, 2023 in respect of a dilution as the impact of the options, RSU and warrants outstanding had an anti-dilutive effect on the basic loss per share amount presented.
11. Property, plant and equipment
During the six months ended June 30, 2024, the Group acquired assets at a cost of RMB12,336 (US$1,697) (six months ended June 30, 2023: RMB8,658).
During the six months ended June 30, 2024, no impairment loss was recognized for property, plant and equipment (six months ended June 30, 2023: Nil).

12. Trade receivables, net
An ageing analysis of the trade receivables, net as at the end of the reporting period, based on the invoice date, is as follows:
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	US$ (Unaudited)
Within 45 days	145,893	743,521	102,312
Total	145,893	743,521	102,312
13. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	US$ (Unaudited)
Prepayments for clinical trial expenses	52,514	71,898	9,893
Value added tax recoverable	11,010	5,936	817
Other receivables	6,637	11,620	1,599
Deposits	6,557	6,983	961
Prepayment for treasury share purchase fees	6,562	4,727	650
Other prepayments	5,005	8,122	1,118
Total	88,285	109,286	15,038
14. OTHER PAYABLES AND ACCRUALS
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	US$ (Unaudited)
Payroll payables	69,208	101,362	13,947
Payables for construction cost	49,542	47,214	6,497
Accrued promotion expenses	43,992	23,414	3,222
Long-term payables—current portion (note 19)	19,159	19,606	2,698
Other payables	12,534	8,187	1,127
Tax payables other than income tax	8,389	5,919	814
Other accrued expenses	4,090	9,540	1,313
Total	206,914	215,242	29,618

15. Interest-bearing bank and other borrowings
December 31, 2023
	Effective interest rate per annum (%)	Maturity	RMB
Current
Short-term borrowing	3.15	2024	120,000
Current portion of long term bank loans—unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.55 to 0.7	2024	322,500
Current portion of long term bank loans—unsecured	2.95—4.75	2024	155,050
Current portion of long term bank loans—secured*	5 year LPR-0.85	2024	9,097
Lease liabilities	4.00—4.35	2024	9,757
Total—current			616,404
Non-current
Bank loans—unsecured	1 year LPR- 0.15 to 0.65 or 1 year LPR+0.65	2025—2026	147,000
Bank loans—unsecured	3.00—4.55	2025—2028	425,570
Bank loans—secured*	5 year LPR-0.85	2025—2038	593,697
Lease liabilities	4.00—4.35	2025—2028	12,924
Total—non-current			1,179,191
Total			1,795,595
June 30, 2024
	Effective interest rate per annum (%)	Maturity	RMB	US$
			(Unaudited)	(Unaudited)
Current
Short-term borrowing	3.15	2024	120,000	16,512
Current portion of long term bank loans—unsecured	2.80—4.75	2024—2025	333,870	45,942
Current portion of long term bank loans—unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.55 to 0.7	2024—2025	259,350	35,688
Current portion of long term bank loans—secured*	5 year LPR-0.85	2024—2025	6,875	946
Lease liabilities	4.00—4.35	2024—2025	9,445	1,300
Total—current			729,540	100,388
Non-current
Bank loans—unsecured	1 year LPR-0.15 to 0.65	2025—2026	112,150	15,432
Bank loans—unsecured	2.80—4.50	2025—2028	250,685	34,495
Bank loans—secured*	5 year LPR-0.85	2025—2038	596,307	82,055
Lease liabilities	4.00—4.35	2025—2038	11,413	1,571
Total—non-current			970,555	133,553
Total			1,700,095	233,941
Note: LPR stands for the Loan Prime Rate

* The bank loans amounting to RMB603,182 (US$83,001) (December 31, 2023: RMB602,794) were secured by the pledge of the Group’s buildings with a net carrying amount of approximately RMB750,960 (US$103,336) (December 31, 2023: RMB769,776) and right-of-use assets with a net carrying amounts of approximately RMB27,033 (US$3,720) (December 31, 2023: RMB27,598) as at June 30, 2024. Such loans were also guaranteed by two of the Group’s subsidiaries.
The unsecured bank loans amounting to RMB366,055 (US$:50,371) (December 31, 2023: RMB377,620) were guaranteed by the Group’s subsidiaries as at June 30, 2024.
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	US$ (Unaudited)
Analysed into:
Within one year	616,404	729,540	100,388
In the second year	428,783	275,511	37,912
In the third to fifth years, inclusive	238,580	190,269	26,182
Beyond five years	511,828	504,775	69,459
Total	1,795,595	1,700,095	233,941
16. Share capital
In June 2024, the Company issued ordinary shares with respect to the share purchase agreement between the Company and Takeda Pharmaceuticals International AG. In connection with the share placement, 24,307,322 new shares of the Company were issued and allotted at a price of HK$24.0895 per share on June 20, 2024, and an amount of RMB17 (US$2.3) was credited as share capital.
During the six months ended June 30, 2024, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 85,489 new shares of the Company were issued with the weighted average exercise price of HK$0.01, and an amount of RMB0.06(US$0.01) was credited as share capital.
In June 2024, the Company issued ordinary shares with respect to the RSU under the 2021 RSU Scheme exercised by certain selected persons of the Company before June 30, 2024 to those selected persons. In connection with the exercised RSU, 65,034 new shares of the Company were issued, and an amount of RMB0.05 (US$0.01) was credited as share capital.
17. Commitments
(a) As at June 30, 2024, the Group had contractual commitments of RMB7,407 (US$1,019) relating to furniture and equipment (December 31, 2023: RMB2,534).
(b)The Company enters into business agreements with institutions to license intellectual property. The Company may be obligated to make future research and developmental milestone payments, regulatory and commercial milestone payments and royalty payments on future sales of specified products associated with the agreements. Payments under these agreements generally become due and payable upon achievement of such milestones or sales. These commitments are not recorded on the unaudited interim condensed consolidated financial statements because the achievement and timing of these milestones are not fixed and determinable. When the achievement of these milestones or sales have occurred, the corresponding amounts are recognized in the unaudited interim condensed consolidated financial statements.
18. Contingent liabilities
The Group had no significant contingent liabilities as at the end of the reporting date.

19. Related party transactions
(a) Outstanding balance with a related party:
Payable to Dr. Zhai Yifan, the Chief Medical Officer of the Company, for the acquisition of Guangzhou Healthquest Pharma Co., Ltd.
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	US$ (Unaudited)
Long-term payables–current portion (note 14)	19,159	19,606	2,698
Long-term payables–non-current portion	18,299	18,804	2,588
Total	37,458	38,410	5,286
As of June 30, 2024, the remaining principal amount of RMB20,000 (US$2,752) and RMB20,000 (US$2,752) will be paid in 2024 and 2025, respectively.
(b) Compensation of key management personnel of the Group:
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Short-term employee benefits	11,463	10,234	1,408
Equity-settled share-based payment expenses	2,424	753	104
Post-employment benefits	658	749	103
Total	14,545	11,736	1,615

20. Fair value and fair value hierarchy of financial instruments
The carrying amounts of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:
	Carrying amounts			Fair values
	December 31, 2023	June 30, 2024	June 30, 2024	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (Unaudited)	US$ (Unaudited)	RMB	RMB (Unaudited)	US$ (Unaudited)
Financial assets
Financial assets at FVTPL	1,951	1,458	201	1,951	1,458	201
Financial assets included in other non-current assets	3,000	1,500	206	2,758	1,350	185
Total	4,951	2,958	407	4,709	2,808	386
Financial liabilities
Non-current portion of long-term payables	18,299	18,804	2,588	18,299	18,804	2,588
Non-current portion of interest-bearing bank and other borrowings (other than lease liabilities)	1,166,267	959,142	131,982	1,155,556	947,580	130,391
Total	1,184,566	977,946	134,570	1,173,855	966,384	132,979

Management has assessed that the fair values of cash and bank balances, trade receivables, financial assets included in prepayments, other receivables and other assets, trade payables, the current portion of long-term payables, the current portion of interest-bearing bank and other borrowings, and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments, or the interest rate being approximate to the discount rate of current market.
The Group’s finance department is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance manager reports directly to the chief financial officer and the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The directors review the results of the fair value measurement of financial instruments periodically for annual financial reporting.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
The fair values of the financial assets included in other non-current assets, other non-current liabilities, non-current portion of long-term payables, and non-current portion of interest-bearing bank and other borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group’s own non-performance risk for other non-current assets, other non-current liabilities, long-term payables and interest-bearing bank and other borrowings as at June 30, 2024 and December 31, 2023 was assessed to be insignificant.
The fair value of a listed equity investment was based on quoted market prices.
Fair value hierarchy
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:
Assets measured at fair value
As at December 31, 2023
	Fair value measurement using			Total
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Financial assets at FVTPL	1,951	—	—	1,951
As at June 30, 2024
	Fair value measurement using			Total	Total
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB (Unaudited)	US$ (Unaudited)
Financial assets at FVTPL	1,458	—	—	1,458	201
Liabilities measured at fair value
The Group did not have any financial liabilities measured at fair value as at June 30, 2024 (December 31, 2023: Nil).

During the period, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities for the six months ended June 30, 2024 (six months ended June 30, 2023: Nil).
21. CONDENSED FINANCIAL INFORMATION OF THE COMPANY
Statements of financial position of the Company
	As at December 31, 2023	As at June 30,
		2024	2024
	RMB	RMB (Unaudited)	US$ (Unaudited)
NON-CURRENT ASSETS
Investments in subsidiaries	305,916	316,151	43,504
Total non-current assets	305,916	316,151	43,504
CURRENT ASSETS
Due from subsidiaries	3,612,208	3,894,048	535,839
Cash and bank balances	272,240	535,384	73,671
Total current assets	3,884,448	4,429,432	609,510
CURRENT LIABILITIES
Other payables and accruals	3,674	7,497	1,032
Total current liabilities	3,674	7,497	1,032
NET CURRENT ASSETS	3,880,774	4,421,935	608,478
TOTAL ASSETS LESS CURRENT LIABILITIES	4,186,690	4,738,086	651,982
Net assets	4,186,690	4,738,086	651,982
EQUITY
Share capital	197	214	29
Treasury shares	(21,351)	(19,822)	(2,728)
Capital and other reserves	5,072,015	5,611,181	772,125
Exchange fluctuation reserve	40,883	67,492	9,287
Accumulated losses	(905,054)	(920,979)	(126,731)
Total equity	4,186,690	4,738,086	651,982
Condensed statements of comprehensive income
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Other income and gains	4,169	2,871	395
Operating expenses	(4,354)	(9,407)	(1,294)
Other expenses	(57,215)	(9,389)	(1,292)
LOSS BEFORE TAX	(57,400)	(15,925)	(2,191)
LOSS FOR THE PERIOD	(57,400)	(15,925)	(2,191)
Exchange differences on translation	165,976	26,609	3,662
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	108,576	10,684	1,471

Condensed statements of cash flows
	For the six months ended June 30,
	2023	2024	2024
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net cash used in operating activities	(1,797)	(1,846)	(254)
Net cash used in investing activities	(237,765)	(269,495)	(37,084)
Net cash (used in)/ generated from financing activities	470,085	531,982	73,203
Effect of foreign exchange rate changes, net	14,599	2,503	344
Net increase in cash and cash equivalents	245,122	263,144	36,209
Note:
A summary of the Company’s reserves is as follows:
	Capital and other reserves	Exchange fluctuation reserve	Accumulated losses	Total
	RMB	RMB	RMB	RMB
At January 1, 2023	4,526,096	(43,746)	(890,792)	3,591,558
Loss for the period	—	—	(57,400)	(57,400)
Other comprehensive income for the period:
Exchange differences on translation of foreign operations	—	165,976	—	165,976
Total comprehensive loss for the period	—	165,976	(57,400)	108,576
Issue of ordinary shares	470,066	—	—	470,066
Employees share-based payments
–Pre-IPO share option expenses	3,399	—	—	3,399
–Restricted share unit expenses	14,850	—	—	14,850
–Exercise of pre-IPO share options	1	—	—	1
–Vesting of restricted share units	(4,906)	—	—	(4,906)
Equity-settled bonus	55,466	—	—	55,466
At June 30, 2023 (unaudited)	5,064,972	122,230	(948,192)	4,239,010

	Capital and other reserves	Exchange fluctuation reserve	Accumulated losses	Total
	RMB	RMB	RMB	RMB
At January 1, 2024	5,072,015	40,883	(905,054)	4,207,844
Loss for the period	—	—	(15,925)	(15,925)
Other comprehensive income for the period:
Exchange differences on translation of foreign operations	—	26,609	—	26,609
Total comprehensive income for the period	—	26,609	(15,925)	10,684
Issue of ordinary shares	533,923	—	—	533,923
Employees share-based compensation scheme
Restricted share unit expenses	8,730	—	—	8,730
Exercise of pre-IPO share options	1	—	—	1
Vesting of RSUs	(3,488)	—	—	(3,488)
At June 30, 2024 (Unaudited)	5,611,181	67,492	(920,979)	4,757,694
At June 30, 2024 in US$ (Unaudited)	772,125	9,287	(126,731)	654,681
Note:
(a) Basis of presentation
The separate condensed financial statements above have been presented on a “parent company only” basis. Under a “parent company only” presentation, the Company’s investment in its subsidiaries is presented at cost. Such investment is presented on the separate condensed statements of financial position of the Company as “Investment in subsidiaries”.
The subsidiaries did not pay any dividends to the Company for the periods presented.
There were no indicators of impairment associated with the investment in subsidiaries as of December 31, 2023 and June 30, 2024.
Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted in this parent company only condensed financial information by reference to the Group’s consolidated financial statements.
(b) Commitments
The Company does not have any significant commitments or long-term obligations as of December 31, 2023 and June 30, 2024.
22.
Events after the reporting period

There have been no significant events since the end of the reporting period.
23.
Approval of the unaudited interim condensed consolidated financial information

The unaudited interim condensed consolidated financial information of the Group for the six months ended June 30, 2024 and 2023 was approved and authorized for issue by the board of directors on August 27, 2024.

ASCENTAGE PHARMA GROUP INTERNATIONAL
       American Depositary Shares
Representing       Ordinary Shares

PROSPECTUS

      , 2024
J.P. MorganCitigroup

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of directors and officers
Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors (apart from auditors), except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public policy, such as providing indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated articles of association provide that each of our officers or directors shall be indemnified and secured harmless out of our assets from and against all actions, costs, charges, expenses, losses and damages which they or any of them, or any of their executors or administrators, shall or may incur or sustain, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
Under the form of indemnification agreement filed as Exhibit 10.6 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.
The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent sales of unregistered securities
During the past three years, we have issued and sold the following securities.
Issuances of ordinary shares and warrants to purchase ordinary shares
Date of issuance	Title/Number of ordinary shares	Purchase/Exercise price per share
February 11, 2021	26,500,000 ordinary shares	HK$44.20
Oct 11, 2021	6,787,587 warrants* to purchase 6,787,587 ordinary shares	HK$57.20
July 23, 2021	8,823,863 ordinary shares	HK$44.00
Feb 1, 2023	22,500,000 ordinary shares	HK$24.45
June 20, 2024	24,307,322 ordinary shares	HK$24.09850

*
The warrants expired in July 2023 and have not been exercised.

Issuances under our equity incentive plans
Date of issuance	Number of RSUs granted	HKEx closing price per share on date of grant	Name of equity incentive plan
May 17, 2021	440,490	HK$43.80	2021 RSU Scheme
July 23, 2021	26,892	HK$52.00	2021 RSU Scheme
June 23, 2022	1,634,426	HK$20.15	2022 RSU Scheme

Date of issuance	Number of RSUs granted	HKEx closing price per share on date of grant	Name of equity incentive plan
May 4, 2023	1,379,094	HK$21.80	2022 RSU Scheme
May 19, 2023	1,237,884	HK$19.28	2018 RSU Scheme
May 19, 2023	1,528,514	HK$19.28	2021 RSU Scheme
Item 8.   Exhibits and financial statement schedules
(a)   Exhibits
See Exhibit Index beginning on page II-3 of this Registration Statement.
(b)   Financial statement schedules
All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.
Item 9. Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index
Exhibit number	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Form of Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	Registrant’s Specimen Certificate for ordinary shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares
5.1*	Opinion of Walkers (Hong Kong) regarding the validity of the ordinary shares being registered
8.1*	Opinion of Walkers (Hong Kong) regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of JunHe LLP regarding certain PRC tax matters
10.1	Concert Party Confirmation Deed
10.2	Pre-IPO Share Option Plan
10.3	Post-IPO Share Option Plan
10.4	2018 RSU Scheme
10.5	2021 RSU Scheme
10.6	2022 RSU Scheme
10.7†	Collaboration and License Agreement between Ascentage Pharma Group Corp Limited, Guangzhou Healthquest Pharma Corp Limited, and Innovent Biologics (Suzhou) Co., LTD, Dated as of July 14, 2021
10.8†	License Agreement between Ascentage Pharma Group Corp Limited and the Regents of the University of Michigan, dated as of December 1, 2010, as amended
10.9	English translation of Guangzhou Shunjian Biomedical Technology Co., Ltd. Share Transfer Agreement, dated as of December 5, 2016
10.10	Employment Agreement between Ascentage Pharma Group Inc. and Raymond Jeffrey Kmetz
10.11	Services Agreement between Ascentage Pharma Group Inc. and Shaomeng Wang
10.12*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.13	Deed of non-competition among Dr. Dajun Yang, Dr. Yifan Zhai, Dr. Shaomeng Wang, Dr. Edward Ming Guo, Ascentage Limited and HealthQuest Pharma Limited, dated April 24, 2019
10.14**†	Exclusive Option Agreement, by and among Ascentage Pharma Group Corp Limited, Guangzhou Healthquest Pharma Co., Ltd., Suzhou Ascentage Pharmaceutical Co., Ltd., Ascentage Pharma Group International and Takeda Pharmaceuticals International AG, dated as of June 14, 2024
10.15**†	Registration Rights Agreement, dated as of June 20, 2024, by and between Ascentage Pharma Group International and Takeda Pharmaceuticals AG
10.16	English translation of Labor Contract between Suzhou Ascentage Pharma Co., Ltd. and Dr. Dajun Yang
10.17	English translation of Labor Contract between Guangzhou Healthquest Pharma Co., Ltd. and Dr. Yifan Zhai
10.18	Offer letter between Ascentage Pharma Group Inc. and Raymond Jeffrey Kmetz
10.19	Offer letter between Ascentage Pharma Group Inc. and Thomas J. Knapp, as amended
10.20*	English translation of Labor Contract between Suzhou Ascentage Pharma Co., Ltd. and Jin Cao
21.1	List of Principal Subsidiaries of Registrant
23.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
23.2*	Consent of Walkers (Hong Kong) (included in Exhibit 5.1)
23.3*	Consent of JunHe LLP (included in Exhibit 8.2)
24.1*	Power of Attorney (included on the signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of JunHe LLP regarding certain PRC law matters (included in Exhibit 8.2)
99.3*	Consent of Frost & Sullivan
107*	Filing Fee Table

*
To be filed by amendment.

**
Previously Filed

†
Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Suzhou, China on           , 2024.
ASCENTAGE PHARMA GROUP INTERNATIONAL
By:

Name:
Dajun Yang, M.D., Ph.D.

Title:
Chairman and Chief Executive Officer

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Dajun Yang and Thomas J. Knapp as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signatures	Title	Date
Dajun Yang, M.D., Ph.D.	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2024
Jin Cao	Head of Finance (Principal Financial and Accounting Officer)	, 2024
Simon Dazhong Lu, Ph.D.	Director	, 2024
Wei Ren	Director	, 2024
David Sidransky, M.D.	Director	, 2024

Signatures	Title	Date
Shaomeng Wang, Ph.D.	Director	, 2024
Changqing Ye	Director	, 2024

Signature of authorized representative in the United States
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Ascentage Pharma Group Inc., has signed this registration statement or amendment thereto in Rockville, Maryland on            , 2024.
ASCENTAGE PHARMA GROUP INC.
Authorized U.S. Representative
By:

Name:
Dajun Yang

Title:
Chairman and Chief Executive Officer